SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 29, 2007
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X            Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release – AngloGold Ashanti 06 Annual Financial Statements
                                      - prepared in accordance with IFRS

Annual Financial
Statements
06

AngloGold Ashanti Limited (AngloGold Ashanti) has produced a suite of three complementary reports to communicate with a range of stakeholders on all aspects of its operating and financial
performance for the year from 1 January to 31 December 2006. This suite of annual reports comprises:
·
Annual Financial Statements 2006
·
Supplementary Information: Mineral Resources and Ore
Reserves 2006, which provides a detailed breakdown of the
group’s Mineral Resources and Ore Reserves
·
Report to Society 2006 which incorporates
an expanded, comprehensive web-based version of the
report that provides a broad overview of AngloGold
Ashanti’s sustainable development initiatives at all its
operations
a condensed printed report based on the above, and
country reports, which provide an overview of the group’s
operational and sustainable development initiatives in
each country in which it operates.
The stakeholders with which the company seeks to communicate includes shareholders, employees and their representatives, the communities in which AngloGold Ashanti operates, regional and national governments as well as other interested parties.
This report, the Annual Financial Statements 2006, presents
AngloGold Ashanti’s operating and financial results for the period
1 January 2006 to 31 December 2006. They have been prepared in accordance with International Financial Reporting Standards (IFRS), the South African Companies Act No. 61 of 1973 and the Listings
Requirements of the JSE Limited (JSE). The guidelines of the King
Report on Corporate Governance, 2002 have also been taken into account in the compilation of both the Annual Financial Statements and the Report to Society 2006. The latter has been produced in line with the Global Reporting Initiative (GRI) and the principles presented by the International Council of Metals and Mining (ICMM), of which
AngloGold Ashanti is a member. The Annual Financial Statements are submitted to the JSE and to the London, New York, Ghana and
Australian stock exchanges as well as to the Paris and Brussels bourses. It is also submitted to the US Securities and Exchange
Commission (SEC) on Form 6-K.
During the course of the past financial year, there were several changes at an operational level. In South Africa, the group’s new mine,
Moab Khotsong, came into commercial production and in Australia, the large-scale, long-life Boddington expansion project was approved against a backdrop of improving gold and commodity prices. The
Ghanaian operation, Bibiani, was sold with effect from 1 December
2006. In April 2006, AngloGold Ashanti successfully completed raising equity of $500 million (net of issue expenses) at a tight discount to the market price. The company has launched an employee share
ownership plan (ESOP) together with a black economic empowerment
(BEE) transaction in South Africa in terms of which 1.9% of AngloGold
Ashanti’s share capital (equivalent to around 6% of production of the
South African operations) has been transferred to non-managerial employees of the company and a BEE consortium, in line with the requirements of the Broad-based Socio-economic Empowerment
Charter for the South African Mining Industry.
The Annual Financial Statements 2006 contains a summary of the group’s Mineral Resources and Ore Reserves in the form of a
Supplementary Information report. Mineral Resources and Ore
Reserves in both documents are reported in accordance with the
South African Code for Reporting of Mineral Reserves and
Resources (SAMREC 2000) and the Australasian Code for Reporting
of Exploration Results, Mineral Resources and Ore Reserves (JORC
2004). Competent persons in terms of all these codes have
prepared, reviewed and confirmed the report of the Mineral
Resources and Ore Reserves.
In addition to the Annual Financial Statements 2006, AngloGold
Ashanti is preparing an annual report on Form 20-F, in compliance with the rules governing its listing on the New York Stock Exchange and in accordance with the accounting principles generally accepted in the United States. The Form 20-F must be filed with the SEC by no later than 30 June 2007.
All of these AngloGold Ashanti reports and documents are available electronically on the corporate website, www.AngloGoldAshanti.com, or the 2006 Annual Report website, www.aga-reports.com.
Printed copies can be requested from the contact persons listed on either the inside back cover of this report or those listed on the website.
Scope of report
Throughout this document, dollar or $ refers to US dollars, unless otherwise stated.

AngloGold Ashanti
_Annual Financial Statements 2006_Page 1
Forward-looking statements
Certain statements contained in this document other than
statements of historical fact contain forward-looking statements regarding AngloGold Ashanti's operations, economic performance or financial condition, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs and other operating results, growth prospects and the outlook of AngloGold
Ashanti’s operations, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s
exploration and production projects, its liquidity and capital resources and expenditure, and the outcome and consequences of any pending litigation or enforcement proceedings. Although
AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. Accordingly, results could differ materially from those set out in the forward-
looking statements as a result of, among other factors, changes in economic and market conditions, success of business and
operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion on such factors, refer to the risk management section of these Annual
Financial Statements.
AngloGold Ashanti is not obliged to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the Annual Financial Statements or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold
Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Key features 2006
2
AngloGold Ashanti at a glance – corporate profile
4
Letter from the chairman and chief executive officer
6
Performance review
10
Operations at a glance – summary
12
Summarised group financial results
14
Summarised group operating results
17
One-year forecast – 2007
18
Group value-added statement
19
Directors and executive management
20
Group information
25
Business overview
The gold market
34
Financial review
40
Review of operations
44
Global exploration
84
Mineral Resources and Ore Reserves
90
Corporate governance
95
Risk management
107
Directors’ approval
124
Secretary’s certificate
124
Independent auditors’ report
125
Remuneration report
126
Directors’ report
134
Financial statements – contents
148
Group financial statements
150
Company financial statements
264
Investment in principal subsidiaries and
joint venture interests
292
Non-GAAP disclosure
296
Gold production and mine-site rehabilitation processes
304
Research and development
306
Rights to mine and title to properties
308
Glossary of terms
318
Shareholders’ information
325
Administrative information
Inside back cover
Contents

Key features 2006
Page 2_AngloGold Ashanti
_Annual Financial Statements 2006
Financial
·
Average annual dollar spot gold price up by 36%
to $604 per ounce compared to 2005.
·
Received gold price 31% higher at $577 per
ounce.
·
Adjusted gross profit increased by 125%
to $1,058 million.
·
Adjusted headline earnings rose by 105%
to $413 million.
·
Capital expenditure up by 13% to $817 million.
·
Total dividend for the year of R4.50 per share
or $0.62 per ADS.

AngloGold Ashanti
_Annual Financial Statements 2006_Page 3
Operational
·
Total annual gold production declined by 9%
to 5.6 million ounces.
·
Total cash costs increased by 10% to $308 per
ounce mainly as a result of lower grades mined
and inflationary pressures.
·
Ore Reserves and Mineral Resources increased
by 6% and 3% respectively.

AngloGold Ashanti at a glance – corporate profile
Page 4_AngloGold Ashanti
_Annual Financial Statements 2006
AngloGold Ashanti, one of the world's leading gold producers, has a portfolio of long-life, relatively low-cost assets with a variety of orebody types in key gold-
producing regions around the world.
AngloGold Ashanti produced 5.6 million ounces of gold in 2006 of which 2.6 million ounces (45%) came from deep-level hard-rock operations in South Africa and the balance of 2.5 million ounces (45%) from shallow and surface operations, and
0.5 million ounces (10%) from underground operations around the world.
Today, AngloGold Ashanti has 21 operations located in 10 countries on four continents, together with a substantial project pipeline and a focused, global exploration programme. AngloGold Ashanti currently operates in South Africa,
Argentina, Australia, Brazil, Ghana, the Republic of Guinea, Mali, Namibia, Tanzania
and the United States.
Greenfields exploration is underway in Western Australia, Colombia and the
Democratic Republic of Congo (DRC), and through exploration partnerships and joint ventures in Colombia, Russia, China, the Philippines and Laos. In 2006,
119,089 metres of greenfields exploration drilling was completed, a four-fold increase on that of 2005.
Shareholder information
Headquartered in Johannesburg, South Africa, AngloGold Ashanti’s primary listing is on the Johannesburg Stock Exchange (ANG). It is also listed on the following securities exchanges: New York (AU), London (AGD), Australia (AGG) and Ghana
(AGA) as well as Euronext Paris (VA) and Euronext Brussels (ANG).
Corporate highlights
•   Production of 5.6 million
ounces of gold in 2006
•   Capital expenditure of
$817 million, spent primarily
on projects at Mponeng,
TauTona and Moab Khotsong
in South Africa, AngloGold
Ashanti Brasil Mineração in
Brazil, Geita in Tanzania and
Sunrise Dam in Australia
•   Proved and Probable Ore
Reserves of 66.9 million
ounces and total Mineral
Resources inclusive of
Ore Reserves of 181.6 million
ounces
•   More than 61,000 people,
including contractors, are
employed around the globe

AngloGold Ashanti
_Annual Financial Statements 2006_Page 5

Letter from the chairman and chief executive officer
Page 6_AngloGold Ashanti
_Annual Financial Statements 2006
AngloGold Ashanti’s adjusted headline earnings for 2006, at $413 million, were the highest in the nine-year history of the company. In a 12-month period in which the spot price of gold rose by 36%, the company’s adjusted headline earnings increased by 105%, clearly demonstrating AngloGold Ashanti’s leverage to a rising gold price.
These sound financial results were achieved in a year during which AngloGold
Ashanti’s gold production was 9% lower than 2005 at 5.6 million ounces.
Although total cash costs for the year increased by 10% to $308 per ounce, the company’s continued cost management programme, which achieved savings of
$160 million in 2005, yielded a further $73 million in savings during 2006. We are particularly pleased with this performance in the face of rising global commodity input prices. $50 million of these savings was derived from the South African operations, which yielded some $144 million savings in 2005.
AngloGold Ashanti’s workplace safety performance during 2006 is of concern to
us. Over the last eight years, the company has seen a steady improvement in both its lost time injury statistics and in the number of serious and fatal accidents. In
2006, however, we experienced a deterioration in these trends; during the year
37 of our employees lost their lives in work-related accidents. On our South African mines, where 32 of these occupational fatalities occurred, 78% were as a result of falls of ground, many caused by underground seismic activity. The company's management is comprehensively reviewing its safety strategy and we are determined to return to the improving, downward trend. That this is possible is indicated by the solid performance of several operations, including Cripple Creek &
Victor in Colorado – which has operated without a lost-time injury since November
2003. Our employees and the trade unions that represent them will be our full and equal partners in the revitalised safety programmes. We want each employee to become a safety supervisor looking after his own safety and that of the colleague working next to him.
Investor and
speculator interest
in gold led to
the price reaching
a 26-year high of
$725 per ounce
in May 2006,
with an annual
average price for 2006
of $604 per ounce,
36% higher than
in 2005.
Russell Edey, Chairman

AngloGold Ashanti
_Annual Financial Statements 2006_Page 7
Reversing the trend in 2005, when the company’s ore reserves decreased by
15.6 million ounces, in 2006 AngloGold Ashanti recorded an increase in total ore reserves before depletion of 10.1 million ounces. After depletion, this represents a
6% increase year-on-year, from 63.3 million ounces in 2005 to 66.9 million ounces in 2006. Significant additions included 2.9 million ounces at Mponeng due to the inclusion of the VCR Below 120 Level project, and 1.1 million ounces at Cripple
Creek & Victor as a result of a planned extension of that operation’s life.
This increase is evidence of the increasing achievement of our growth objective, which is central to ensuring sustainable returns for shareholders and benefits to all of our stakeholders. We have in place a strong pipeline of organic growth projects, where the focus is on bringing to account value-accretive ounces at reasonable costs. With five major capital projects currently underway at operations in South
Africa, Brazil and Australia, we believe we are doing this effectively. Additionally, we continue to maintain and expand our cost-effective brownfields exploration programme, which is focused on continuing to increase our reserve and resource base around our existing operations, and our greenfields exploration initiatives underway in seven countries around the world, with substantial resources in 2007 earmarked for our sites in the Democratic Republic of Congo, Colombia and
Tropicana in Western Australia.
An effect of this growth strategy is to place the group in its highest-ever capital investment phase. However, we will continue to balance our capital expenditure and our dividend allocation on the basis of both prudent financial management and ensuring strong total returns to shareholders. In this spirit, a dividend of 240 South
African cents (or 33 US cents) per share has been declared for the six months ended 31 December 2006, resulting in a total dividend for the year of 450 South
African cents (or 62 US cents). This compares with a total dividend paid in 2005 of
232 South African cents (36 US cents).
Bobby Godsell, Chief Executive Officer

Letter from the chairman and chief executive officer cont.
Page 8_AngloGold Ashanti
_Annual Financial Statements 2006
We continue to take a positive view of the market for and price of our product. The average spot price for the year of $604 per ounce was 36% higher than the average for 2005 and the greatest annual gain since 1980. With the key drivers of the price –
the investment and physical market, currencies and interest rates – all continuing to sustain demand, we are confident that gold will continue to trade in its present range, or higher, for the foreseeable future. In this market context, AngloGold Ashanti’s strategy of actively managing its hedge book so as to reduce our forward sale commitments and expose more of our production to a rising price will be maintained.
In April 2006 Anglo American sold, via a placement, approximately 14.6% of its shares in AngloGold Ashanti, worth some $1 billion, reducing its holding to 41.8%
and giving effect to its decision to reduce its shareholding in this company and, consequently, to provide us with greater strategic flexibility. Simultaneously with this secondary placement, AngloGold Ashanti raised some $500 million via a primary placement. This $1.5 billion placement involving nearly 30 million shares, was priced at an impressive 1% discount to both the price the day before and the
30-day weighted average price.
Another key challenge which management continues to successfully address is the health of our employees and the communities in which they live. In South Africa during 2006, 23,389 (or 75% of the workforce) tested their HIV/AIDS status, illustrating the company’s success of campaigns promoting counselling and testing. Over 4,500 employees are enrolled in wellness programmes and nearly
1,500 are receiving anti-retroviral therapy (ART). Of those on ART, 88% have been declared fit to work by their attending clinician. 80% of patients on ART have undetectable viral loads after two years of treatment.
The malaria control programme now in operation in the Obuasi district in Ghana, which we implemented in April 2006, is one of the largest private sector malaria control programmes. This initiative has reduced the number of malaria cases being treated at the company's hospital by 50% and it is expected that further reductions will be achieved during 2007 and beyond. A similar programme will be initiated at the Geita mine in Tanzania.
These issues related to employee and community health, as well as the other social and environmental aspects of AngloGold Ashanti’s commitments to its stakeholders are comprehensively addressed in the Report to Society component of our Annual
Report, carried on the 2006 Annual Report website at www.aga-reports.com.

AngloGold Ashanti
_Annual Financial Statements 2006_Page 9
To strengthen the partnership with our employees in South Africa, on
30 January 2007 we launched the Bokamoso Employee Share
Ownership Plan. In terms of this plan, which includes all employees except for managers already benefiting from share schemes, each employee has become the outright owner of 30 of the company’s shares, currently worth just over R10,000. The employee will benefit from the dividends paid on these shares, and will be required to hold them for three years following which they will vest in five equal annual tranches. Each employee will also benefit from the value uplift on another 90 shares, which will vest in the same proportions over the same periods. This scheme was fully developed with the three unions who represent our employees in South Africa and further deepens the partnership we have with these unions.
We are pleased to welcome to our board three new directors:
Joseph Henry Mensah, who is the Chairman of the National
Development Planning Commission in Ghana and a member of the
Ghana Parliament; Sipho Pityana, Chairman of Izingwe Holdings, a
BEE investment company which holds 0.5% of AngloGold Ashanti’s shares as a result of the empowerment transaction which included the introduction of the Bokamoso Employee Share Ownership Plan;
and Professor Wiseman Nkuhlu, who is a certified chartered
accountant with the South African Institute of Chartered
Accountants and a past national president of that Institute, and a respected South African academic, professional and business
leader. Professor Nkuhlu was also appointed deputy chairman of the
Audit and Corporate Governance Committee, with effect from
4 August 2006.
We also note the resignation from the board of Lazarus Zim and
Sam Jonah. Colin Brayshaw and Tony Trahar will retire from the board at the upcoming annual general meeting. We record our thanks to them for their contribution to the company during their tenure.
Looking ahead to the rest of 2007, gold production is estimated to be 5.8 million ounces at an average total cash cost of $309 per ounce. Capital expenditure is estimated at $1,070 million and will be managed in line with profitability and cash flow. We continue to have a positive outlook for the gold price and confidently anticipate another year of growth and improved value for our shareholders.
Russell Edey
Bobby Godsell
Chairman
Chief Executive Officer
20 March 2007

Page 10_AngloGold Ashanti
_Annual Financial Statements 2006
Performance
review
Annual production (000 oz)
Annual production (000 oz)
Annual production (000 oz)
Annual production (000 oz)
Annual production (000 oz)

AngloGold Ashanti
_Annual Financial Statements 2006_Page 11
·
Mining operations here are divided into two regions, West Wits and Vaal River, which together have seven mines, namely Great Noligwa, Kopanang, Moab Khotsong, Mponeng, Savuka, Tau Lekoa and TauTona.
·
As at 31 December 2006, Ore Reserves for these operations totalled 27.2 million ounces of gold –
41% of group reserves.
·
Combined, these mines employed 35,968 people and produced 2,554,000 ounces of gold in 2006, equivalent to 45% of total group output.
·
The South African operations contributed $549 million – 52% – to group adjusted gross profit.
·
Capital expenditure for the year totalled $313 million.
·
The operations here are Sunrise Dam and the Boddington joint venture expansion project, both in the state of Western Australia.
·
As at 31 December 2006, Ore Reserves totalled 6.4 million ounces of gold – 9% of group reserves.
·
Sunrise Dam and Boddington together employed 479 people and Sunrise Dam produced
465,000 ounces of gold in 2006, equivalent to 8% of total group output.
·
This operation contributed $137 million – 13% – to group adjusted gross profit.
·
Capital expenditure at both Sunrise Dam and Boddington totalled $84 million for the year.
·
The mining operations here are located in Brazil (AngloGold Ashanti Brasil Mineração Ltda and Serra
Grande) and Argentina (Cerro Vanguardia).
·
As at 31 December 2006, Ore Reserves in Brazil and Argentina totalled 4.7 million ounces of gold –
7% of group reserves.
·
Combined, these mines employed 5,334 people and produced 554,000 ounces of gold in 2006, equivalent to 10% of total group output.
·
The operations together contributed $175 million – 17% – to group adjusted gross profit.
·
Capital expenditure for the year totalled $205 million.
·
The one mining operation here is Cripple Creek & Victor (CC&V) in the state of Colorado.
·
As at 31 December 2006, Ore Reserves at CC&V totalled 3.8 million ounces of gold – 6% of group reserves.
·
This operation employed 369 people and produced 283,000 ounces of gold in 2006, equivalent to 5%
of total group output.
·
This operation contributed $23 million – 2% – to group adjusted gross profit.
·
Capital expenditure for the year totalled $13 million.
·
This region includes the mining operations in Ghana (Obuasi, Iduapriem and Bibiani for 11 months),
Guinea (Siguiri), Mali (Morila, Sadiola, Yatela), Namibia (Navachab) and Tanzania (Geita).
·
As at 31 December 2006, Ore Reserves for all these operations totalled 24.8 million ounces of gold –
37% of group reserves.
·
Combined, these mines employed 17,157 people and produced 1,779,000 ounces of gold in 2006, equivalent to 32% of total group output.
·
The operations in Africa (outside of South Africa) contributed $144 million – 14% – to group adjusted gross profit.
·
Capital expenditure for the year totalled $191 million.
Capital expenditure ($m)
Capital expenditure ($m)
Capital expenditure ($m)
Capital expenditure ($m)
Capital expenditure ($m)

Page 12_AngloGold Ashanti
_Annual Financial Statements 2006
Operations at a glance – summary
For the year ended 31 December
Attributable
tonnes
Average grade
Attributable
treated/milled
recovered
gold production
(Mt)
(g/t)
(000oz)
Page
Operation
2006
2005
 2004
2006
2005
2004
2006
2005
2004
number
South Africa
2,554
2,676       2,857
Vaal River
Great Noligwa
2.4
2.3           2.4
8.08
9.30        10.38          615
693          795
52
Kopanang
2.0
2.0           2.0
7.01
7.38          7.37          446
482          486
53
Moab Khotsong
(1)
0.2
–
–
6.35
–
–
 44
–
–
54
Tau Lekoa
1.5
2.1           2.4
3.76
3.96          3.87          176
265          293
54
Surface operations
7.2
5.8           6.1
0.49
0.51          0.60          113
95          119
West Wits
Mponeng
1.9
1.7           1.7
9.93
9.15          8.14          596
512          438
48
Savuka
0.4
0.6           0.8
7.68
6.80          6.19            89
126          158
50
TauTona
(2)
2.0
1.6           1.6
10.18
9.62         10.88          474
502          568
49
Argentina
  215
211          211
Cerro Vanguardia (92.5%)
0.9
0.9           0.9
7.29
7.70          7.60          215
211          211
56
Australia
  465
455          410
Sunrise Dam
(3)
4.0
3.6           3.7
3.39
3.68          3.46          465
455          410
59
Brazil
  339
346          334
AngloGold Ashanti Brasil
Mineração
(2)
1.1
1.3           1.0
7.60
7.27          7.85          242
250          240
62
Serra Grande (50%)
0.4
0.4           0.4
7.51
7.93          7.80            97
96           94
64
Ghana
  592
680          485
Bibiani
(4) (6)
2.1
2.4           1.7
0.55
1.45          1.93            37
115          105
69
Iduapriem (85%)
(3) (6)
3.0
3.2           2.2
1.74
1.71          1.72          167
174          125
68
Obuasi
(2) (6)
6.2
4.7           2.6
4.39
4.77          5.27          387
391          255
67
Guinea
  256
246           83
Siguiri (85%)
(5) (6)
7.0
5.8           2.6
1.08
1.21          1.10          256
246           83
72
Mali
  537
528         475
Morila (40%)
1.7
1.5           1.4
3.88
5.41          4.44          207
262         204
76
Sadiola (38%)
1.8
1.9           2.0
3.22
2.73          2.77          190
168         174
74
Yatela (40%)
(7)
1.3
1.3           1.1
4.12
2.99          3.41          141
98           97
75
Namibia
  86
81           67
Navachab
1.5
1.2           1.3
1.81
2.05          1.59           86
81           67
79
Tanzania
308
613         570
Geita
(8)
5.7
6.1           4.7
1.68
3.14         3.74          308
613         570
81
USA
283
330         329
Cripple Creek & Victor
(7)
21.8
19.2         18.2         0.54
0.62          0.61         283
330         329
83
Zimbabwe
–
–
9
Freda-Rebecca
(6) (9)
–
–
0.1             –
–
1.66              –
–
9
(1)
Attributable production at Moab Khotsong prior to commercial production in 2006 was capitalised against pre-production costs.
(2)
The yield of TauTona, AngloGold Ashanti Brasil Mineração and Obuasi represents underground operations.
(3)
The yield of Sunrise Dam and Iduapriem represents open-pit operations.
(4)
The yield of Bibiani represents surface and dump reclamation in 2006 and open-pit operations in 2005 and 2004. Bibiani was sold effective 1 December 2006.
(5)
The yield of Siguiri arises from the open pit operation from 2005 and the heap leach operation in 2004.
(6)
Interest acquired 26 April 2004 with reporting from 1 May 2004.
(7)
The yield of Yatela and Cripple Creek & Victor Joint Venture reflects recoverable gold placed/tonnes placed.
(8)
50% holding to 26 April 2004 and 100% from this date.
(9)
Freda-Rebecca was sold effective 1 September 2004.

AngloGold Ashanti
_Annual Financial Statements 2006_Page 13
Operations at a glance – summary
For the year ended 31 December
Attributable
Attributable
Total
adjusted gross
cash gross
cash costs
(1)
profit (loss)
(1)
profit (loss)
(1) (2)
($/oz)
($m)
($m)
Page
Operation
2006
2005
2004
2006
2005
2004
2006
2005
2004
number
South Africa
Vaal River
Great Noligwa
261
264          231         156
87         118          203
120         134
52
Kopanang
291
277          281         109
54           46
136
74           60
53
Moab Khotsong
(3)
655
–             –
(22)
–            –            (3)
–            –                54
Tau Lekoa
440
410          370          (4)
(14)
(6)
25
9           10
54
Surface operations
281
287          250           31
16            19           35
16           19
West Wits
Mponeng
237
279          322         156
49            11
216
86           37
48
Savuka
336
430          455           21
(8)
(18)
24
(1)
(10)
50
TauTona
269
256          245         101
44            58
152
95           92
49
Argentina
Cerro Vanguardia (92.5%)
225
171          156          35
31            30           65
52           54
56
Australia
Sunrise Dam
298
269          260         137
46            62
173
78           88
59
Brazil
AngloGold Ashanti Brasil
Mineração
195
169         133            86
48            45
101
61           58
62
Serra Grande (50%)
198
158         134            26
22            18           33
26           22
64
Ghana
Bibiani
(4) (7)
437
305         251
5
(10)
(2)
9
3            8                69
Iduapriem (85%)
(4)
368
348         303
7
(2)
(5)
23
9            4                68
Obuasi
(4)
395
345         305           (42)
(16)
(15)
21
26             5               67
Guinea
Siguiri (85%)
(4)
399
301         443
–
12          (14)
33
33         (13)
72
Mali
Morila (40%)
275
191         184             52
39           25            69
65           40
76
Sadiola (38%)
270
265         242             49
20           16            61
32           26
74
Yatela (40%)
228
263         255            44
11             8
57
18           14
75
Namibia
Navachab
265
321         348             22
10             1
28
17             4               79
Tanzania
Geita
(5)
497
298         250             (2)
9            23           37
47            58
81
USA
Cripple Creek & Victor
248
230         220             23
17             7
62
57            47
83
Zimbabwe
Freda-Rebecca
(4) (6)
–
–         417
–
–            (1)
–
–             –
(1)
Refer to Non-GAAP disclosure.
(2)
Adjusted gross profit (loss) plus amortisation of tangible and intangible assets, less non-cash revenues.
(3)
All income and expenses were capitalised until commercial production was reached in the first quarter of 2006.
(4)
Interest acquired 26 April 2004 with reporting from 1 May 2004.
(5)
50% holding to 26 April 2004 and 100% from this date.
(6)
Freda-Rebecca was sold effective 1 September 2004.
(7)
Bibiani was sold effective 1 December 2006.

Page 14_AngloGold Ashanti
_Annual Financial Statements 2006
Dollar million
2006 2005 2004 2003 2002
Income statement
Gold income 2,964
2,629            2,309          2,029          1,761
Cost of sales (2,282) (2,309) (1,924) (1,526) (1,203)
(Loss) gain on non-hedge derivatives and other commodity contracts
(1)
(239) (135) (142)
119               92
Gross profit 443
185              243             622             650
Corporate administration and other expenses (84) (64) (51) (36) (25)
Market development costs (16) (13) (15) (19) (17)
Exploration costs (61) (45) (44) (38) (28)
Amortisation of intangible assets –
–              (31)
(29) (28)
Other net operating expenses (18) (20) (12) (14) (8)
Operating special items (18) (77)
12                (8)
(23)
Operating profit (loss) 246 (34)
102               478             521
Interest received 32
25               49                42               39
Exchange (loss) gain (2) (5)
4                (3)
(4)
Fair value adjustment on option component of convertible bond 16 (32)
27                  –                –
Finance costs and unwinding of decommissioning and restoration obligations (123) (108) (87) (53) (48)
Fair value (loss) gain on interest rate swaps – (1)
2                  6                –
Share of associates’ (loss) profit (1) (3)
–                  2                4
Profit (loss) before taxation 168 (158)
97               472             512
Taxation (180)
35               41
(142) (165)
(Loss) profit after taxation from continuing operations (12) (123)
138               330             347
Discontinued operations
Loss for the year from discontinued operations
(2) (36) (11)
–                  –
(Loss) profit for the year (14) (159)
127             330               347
Allocated as follows
Equity shareholders of the parent
(44) (182)
108               312              332
Minority interest 30
23               19                18                15
(14) (159)
127               330              347
Other financial data
Adjusted gross profit
(2)
$m 1,058
470             441               559              638
Cash gross profit
(3)
$m 1,652
955             793               791              883
Headline (loss) earnings $m (80) (97)
141               318              376
Adjusted headline earnings
(4)
$m 413
201             271               282              368
Adjusted gross margin % 32
17               19                27                35
Cash gross margin % 49
34              34                 38                48
EBITDA
(5)
$m 1,411
820              700              667              802
EBITDA margin % 42
29               30                32                44
Interest cover
(6)
times 11
7                7                 13                17
(Loss) earnings per ordinary share (cents)
Basic US cents (16) (69)
43               140              150
Diluted US cents (16) (69)
43               139              149
Headline US cents (29) (37)
56               143              169
Adjusted headline earnings
(4)
US cents 151
76             108               127              166
Dividends declared per ordinary share US cents 62
36              56                101              146
Weighted average number of shares million 273
265             251               223              222
Issued shares at year-end million 280
265             264               223              223
(1)
Refer to Non-GAAP disclosure note 3 on page 299.
(2)
Refer to Non-GAAP disclosure note 2 on page 297.
(3)
Refer to Non-GAAP disclosure note 6 on page 300.
(4)
Refer to Non-GAAP disclosure note 1 on page 296.
(5)
Refer to Non-GAAP disclosure note 7 on page 300.
(6)
Refer to Non-GAAP disclosure note 8 on page 301.
Summarised group financial results
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 15
Dollar million
2006
2005
2004
2003
2002
Balance sheet
Assets
Tangible and intangible assets
6,469
6,307           6,323          3,176          2,654
Cash and cash equivalents
495
209              289             505            413
Other assets
1,979
1,777            1,590          1,176            897
Total assets
8,943
8,293            8,202          4,857         3,964
Equity and liabilities
Shareholders equity and minority interests
3,047
2,662            3,209          1,681          1,483
Borrowings
1,482
1,894            1,605          1,158             926
Deferred taxation
1,103
1,154
1,356            598             402
Other liabilities
3,311
2,583            2,032          1,420          1,153
Total equity and liabilities
8,943
8,293            8,202          4,857          3,964
Other financial data
Equity
(1)
4,539
4,236            4,708          2,568         2,082
Net capital employed
(1)
5,588
5,980            6,082          3,274         2,635
Net debt
(2)
987
1,685
1,316             653           513
Net asset value – US cents per share
(3)
1,087
1,005
1,214             754            665
Net tangible asset value – US cents per share
(4)
939
854
1,049             569            497
Market capitalisation
(5)
13,205
13,069           9,614
10,420          7,627
Financial ratios
Return on equity
(6)
%
9
4                  7               12             21
Return on net capital
(7)
%
9
5                  8               11             17
Net debt to net capital employed
%
18
28                22               20             19
Net debt to equity
%
22
40                28               25             25
(1)
Refer to Non-GAAP disclosure note 9 on page 301.
(2)
Refer to Non-GAAP disclosure note 10 on page 301.
(3)
Refer to Non-GAAP disclosure note 11 on page 302.
(4)
Refer to Non-GAAP disclosure note 12 on page 302.
(5)
Refer to Non-GAAP disclosure note 16 on page 303.
(6)
Refer to Non-GAAP disclosure note 13 on page 302.
(7)
Refer to Non-GAAP disclosure note 14 on page 302.
Summarised group financial results
For the year ended 31 December

Page 16_AngloGold Ashanti
_Annual Financial Statements 2006
Dollar million
2006
2005
2004
(1)
2003
2002
Cash flow statement
Cash flows from operating activities
Cash generated from operations
1,281
673              570            562              744
Cash utilised by discontinued operations
(1)
(31)
(2)
–                 –
Taxation paid
(143)
(30)
(34)
(102)
(131)
Net cash inflow from operating activities
1,137
612              534             460              613
Cash flows from investing activities
Capital expenditure
(817)
(722)
(585)
(363)
(271)
Net proceeds from disposal and acquisition of mines and subsidiaries
9
4            (171)
10               51
Net proceeds from disposal and acquisition of investments, associate loans and acquisitions and disposal of tangible assets
43
(18)
(20)
61             117
Interest received
25
18              37                33              32
Net loans advanced (repaid)
5
(1)
83               (15)
12
Cash restricted for use
(3)
17               (6)
–                 –
Utilised in hedge restructure
–
(69)
(123)
–                 –
Net cash outflow from investing activities
(738)
(771)
(785)
(274)
(59)
Cash flows from financing activities
Net proceeds from share issues
507
9                 3
10                  7
Net borrowings (repaid) proceeds
(397)
316              259             197             (114)
Finance costs
(88)
(74)
(72)
(40)
(40)
Dividends paid
(132)
(169)
(198)
(314)
(260)
Proceeds from hedge restructure
–
–               40                 –                –
Net cash (outflow) inflow from financing activities
(110)
82               32
(147)
(407)
Net increase (decrease) in cash and cash equivalents
289
(77)
(219)
39             147
Translation
(3)
(3)
13                53               75
Opening cash and cash equivalents
209
289              495              413             191
Closing cash and cash equivalents
495
209              289              505             413
Other financial data
Free cash flow
(2)
633
160              205              311             518
(1)
2004 comparatives re-stated to comply with current year disclosures.
(2)
Refer to Non-GAAP disclosure note 15 on page 303.
Summarised group financial results
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 17
Dollar million
2006
2005
2004
2003
2002
Operating results
Underground operations
Metric tonnes milled
000
13,489
13,806          13,554        13,047         13,426
Yield
g/t
7.20
7.31             7.50           8.03             8.27
Produced
oz 000
3,123
3,243            3,270         3,367           3,569
Productivity
g/employee
– target
279
286               270           236              247
– actual
256
257               254           228              238
Surface and dump reclamation
Metric tonnes treated
000
12,414
8,061            7,102       36,822         38,366
Yield
g/t
0.50
0.52              0.60          0.27            0.30
Produced
oz 000
201
136               138           320             365
Open-pit operations
Metric tonnes mined
000
173,178
168,904         135,171     125,529         97,030
Stripping ratio
(1)
4.82
5.02             6.34          8.95             6.18
Metric tonnes treated
000
26,739
25,541          18,236       13,967         13,682
Yield
g/t
2.14
2.74             3.21          3.43             3.80
Produced
oz 000
1,843
2,246           1,883         1,540           1,673
Heap-leach operations
Metric tonnes mined
000
63,519
61,091          71,837       59,507         51,192
Metric tonnes placed
(2)
000
23,329
22,227          22,120       18,265         13,504
Stripping ratio
(1)
1.83
1.97             2.08          2.59             2.63
Recoverable gold placed
(3)
kg
18,162
18,500          18,670       14,976         14,228
Yield
(4)
g/t
0.78
0.83             0.84          0.81             1.05
Produced
oz 000
468
541              538           389              332
Total gold produced
oz 000
5,635
6,166           5,829         5,616           5,939
– South Africa
oz 000
2,554
2,676           2,857         3,281           3,412
– Argentina
oz 000
215
211              211           209              179
– Australia
oz 000
465
455              410           432              502
– Brazil
oz 000
339
346              334           323              299
– Ghana
oz 000
592
680
 485             –                  –
– Guinea
oz 000
256
246                83             –                  –
– Mali
oz 000
537
528              475          577               710
– Namibia
oz 000
86
81               66            73                 85
– Tanzania
oz 000
308
613              570          331               290
– USA
oz 000
283
330              329          390               462
– Zimbabwe
oz 000
–
–                9              –                  –
Price received
$/oz sold
577
439             394           363               303
Total cash costs
$/oz produced
308
281             264           214               150
Total production costs
$/oz produced
414
374             332           263               197
Capital expenditure
$m
817
722             585           449               337
Monthly average number of employees
61,453
63,993        65,400       55,439           54,042
LTIFR
7.70
6.77            6.56          8.83              8.86
FIFR
0.22
0.14            0.19          0.29              0.31
Rand/dollar average exchange rate
6.77
6.37            6.44          7.55
10.48
Rand/dollar closing exchange rate
7.00
6.35            5.65          6.67               8.58
Australian dollar/dollar average exchange rate
1.33
1.31            1.36          1.54               1.84
Australian dollar/dollar closing exchange rate
1.27
1.36            1.28          1.33               1.79
Brazilian Real/dollar average exchange rate
2.18
2.44            2.93          3.07               2.92
Brazilian Real/dollar closing exchange rate
2.14
2.35            2.65          2.89               3.53
(1)
Stripping ratio = (total tonnes mined – ore tonnes mined)/ore tonnes mined.
(2)
Tonnes placed onto leach pad.
(3)
Recoverable gold placed onto leach pad inventory.
(4)
Recoverable gold placed/tonnes placed.
Summarised group operating results
For the year ended 31 December

Page 18_AngloGold Ashanti
_Annual Financial Statements 2006
Forecast
Expected       Forecast
capital
production
total cash cost
expenditure
oz 000
$/oz*
$m**
South Africa
2,500
286
364
Vaal River
Great Noligwa
580
295
40
Kopanang
470
260
59
Tau Lekoa
160
426
15
Surface Operations
120
300
–
Moab Khotsong
80
470
80
West Wits
Mponeng
550
249
87
Savuka
70
372
4
TauTona
470
252
79
Argentina
200
263
23
Cerro Vanguardia
200
260
23
Australia
580
275
346
Sunrise Dam
580
266
34
Boddington
–
–
312
Brazil
410
202
84
AngloGold Ashanti Brasil Mineração
320
178
65
Serra Grande
90
244
19
Ghana
570
369
133
Iduapriem
170
403
46
Obuasi
400
355
87
Guinea
270
399
14
Siguiri
270
399
14
Mali
480
327
13
Morila – Attributable 40%
200
297
4
Sadiola – Attributable 38%
170
364
7
Yatela – Attributable 40%
110
326
2
Namibia
80
359
5
Navachab
80
359
5
Tanzania
400
479
53
Geita
400
479
53
North America
310
276
25
Cripple Creek & Victor
310
267
25
Other
–
–
10
AngloGold Ashanti
5,800
309
1,070
* Assumes the following exchange assumptions to the dollar: R7.50/$, A$/$0.76, BRL2.2/$ and Argentinean Peso 3.15/$.
** Capital expenditure is managed in line with earnings and cash flows and may fluctuate accordingly.
One-year forecast – 2007

AngloGold Ashanti
_Annual Financial Statements 2006_Page 19
Dollar million
Notes (1)
%
2006
%
2005
Value added
Gold income
2 and 3
2,964
2,629
Less: Purchases of goods and services in
order to operate mines and produce
refined metal, including market development
costs net of other income
(1,041)
(1,087)
Value-added by operations
85
1,923
80       1,542
Fair value gain (loss) on interest rate swaps
and option component of convertible bond
1
16
(2)
(33)
Profit on disposal of assets
14
2              54                –             5
Income from investments and interest
received
3 and 8
1
31
1             22
Government
Deferred taxation
12
1
30
6           117
Utilised in the group
Retained income
10
217
15           277
Total value added
100
2,271
100         1,930
Value distributed
Employees
Salaries, wages and other benefits
10
39
887
46           877
Government
– Current taxation
12
9            210
4            82
Providers of capital
– Finance costs and unwinding of
decommissioning and restoration obligations
7
6
123
6           108
– Dividends declared
8            173
5             95
– Minorities
29
1              30
1             23
Other
– Impairment of tangible and intangible assets
6
–               6
3             64
– Loss from discontinued operations
13
–               2
2             36
– Exchange loss
–
2
–              5
– Loss on non-hedge derivatives and other
commodity contracts
11
239
7           135
Total value distributed
74
1,672
74
1,425
Re-invested in the group
– Amortisation and depreciation
4, 16 and 17
26
599
26          505
100          2,271
100        1,930
(1)
Refer to the notes on the group financial statements on pages 154 to 263.
Group value-added statement
For the year ended 31 December

Executive directors
RM Godsell (54)
BA, MA
Chief Executive Officer
Bobby Godsell was appointed to the board as chief executive officer in April 1998 and as chairman in December 2000. He relinquished his role as chairman of AngloGold in May 2002. He has 33 years of service with companies associated with the mining industry and has served as a non-executive director of Anglo American plc since
March 1999. He is also the immediate past chairman of the World
Gold Council.
R Carvalho Silva (55)
BAcc, BCorp Admin
Chief Operating Officer – International
Roberto Carvalho Silva joined the Anglo American group in Brazil in
1973 and was appointed president and chief executive officer of
AngloGold South America in January 1999. He became executive officer, South America for AngloGold in 2000 and was appointed to the board in May 2005 in his current capacity.
NF Nicolau (47)
B Tech (Min. Eng), MBA
Chief Operating Officer – Africa
Neville Nicolau was appointed the executive officer responsible for
AngloGold’s South Africa region in November 2001 and was
appointed to the board in May 2005 in his current capacity. He has extensive experience, having joined the mining industry in 1979.
S Venkatakrishnan (Venkat) (41)
BCom, ACA (ICAI)
Executive Director: Finance (Chief Financial Officer)
Venkat was the finance director of Ashanti Goldfields Company
Limited from 2000 until the merger with AngloGold in 2004. Prior to joining Ashanti, Venkat was a director in the Reorganisation Services
Division of Deloitte & Touche in London. He was appointed to the board in August 2005.
Non-executive directors
RP Edey (64)
FCA
Chairman and independent non-executive director
Russell Edey was appointed to the board in April 1998 and as deputy chairman in December 2000. In May 2002, he was appointed
chairman when Bobby Godsell relinquished this office. Based in the
United Kingdom, he is deputy chairman of NM Rothschild Corporate
Finance and a director of a number of other companies.
TJ Motlatsi (55)
Hon D Soc Sc (Lesotho)
Deputy Chairman and independent non-executive director
James Motlatsi was appointed to the AngloGold board in April
1998 and as deputy chairman in May 2002 upon Russell Edey
being appointed chairman. He has been associated with the
South African mining industry since 1970 and is a past president of the National Union of Mineworkers. He is chief executive officer of TEBA Limited.
FB Arisman (62)
MSc (Finance)
Independent non-executive director
Frank Arisman was appointed to the board in April 1998. He resides in New York and retired, after 32 years of service, from J P Morgan
Chase, where he held the position of managing director.
RE Bannerman (72)
MA (Oxon), LLM (Yale)
Reginald Bannerman was appointed to the board on 10 February
2006. He has been in law practice since 1968 and is currently the principal partner at Messrs Bruce-Lyle, Bannerman & Thompson
Attorneys in Ghana. He is a member of the General Legal Council of
Ghana and a member of the board of the Valco Trust Fund, the largest privately run trust in Ghana. A former lecturer in law at the
Ahmadu Bello University in Nigeria, he was also formerly the mayor of Accra, the capital of Ghana.
Directors and executive management
Page 20_AngloGold Ashanti
_Annual Financial Statements 2006

AngloGold Ashanti
_Annual Financial Statements 2006_Page 21
Non-executive directors (cont)
E le R Bradley (68)
BSc, MSc
Independent non-executive director
Elisabeth Bradley was appointed to the board in April 1998. She is non-executive chairman of Wesco Investments Limited and Toyota
South Africa (Proprietary) Limited and a director of a number of other companies. She is deputy chairman of The South African Institute of
International Affairs.
CB Brayshaw (71)
CA (SA), FCA
Independent non-executive director
Colin Brayshaw was appointed to the board in April 1998. He is a retired managing partner and chairman of Deloitte & Touche and is a non-executive director of a number of other companies including
Anglo Platinum Limited and Datatec Limited.
SE Jonah KBE (57)
Hon D Sc (Exeter), MSc (Mineral Production Management)
President
Sam Jonah worked in various positions, including underground, with
Ashanti Goldfields Company Limited and was appointed to the
position of chief executive officer of Ashanti in 1986. He has been decorated with many awards and honours and in 2003, an honorary knighthood was conferred on him by Her Majesty, Queen Elizabeth II of Great Britain, in recognition of his exceptional achievements as an
African businessman. He was appointed as an executive director to the board in May 2004, a position he relinquished in 2005 but retained his appointment as a non-executive director.
R Médori (49)
Doctorate Economics, Grad (Fin)
Réne Médori was appointed to the board in August 2005. He is the finance director of Anglo American plc.
JH Mensah (78)
MSc (Economics)
Joseph Mensah, who holds an MSc in Economics from London
University, has extensive experience in international and local economic management. He is the chairman of the National
Development Planning Commission in Ghana and a member of
the Ghana Parliament representing the Sunyani constituency.
He joined the board with effect from 4 August 2006.
WA Nairn (62)
BSc (Mining Engineering)
Bill Nairn has been a member of the board since January 2000.
He was re-appointed to the board in May 2001, having
previously been alternate director to Tony Trahar. He was group technical director of Anglo American plc, prior to his retirement in 2004.
WL Nkuhlu (62)
BCom, CA(SA), MBA
Professor Wiseman Nkuhlu, who holds a BCom degree from the
University of Fort Hare, is a certified Chartered Accountant with
The South African Institute of Chartered Accountants and is a past national president of that institute. He also holds an MBA from the
University of New York and is a respected South African
academic, professional and business leader. Professor Nkuhlu joined the board, and was appointed deputy chairman of the
Audit and Corporate Governance Committee, with effect from
4 August 2006.

Non-executive directors (cont)
SM Pityana (47)
BA (Hons) (Essex), MSc (London)
Sipho Pityana was appointed to the AngloGold Ashanti board with effect from 13 February 2007. He is the executive chairman of Izingwe
Holdings (Proprietary) Limited and has occupied strategic roles in both the public and private sectors, including the positions of director general of the national departments of Labour and Foreign Affairs. He was formerly a senior executive of Nedbank and is currently a non-
executive director of several companies including Bytes Technology
Group (BTG), African Oxygen (Afrox), Munich Re and Aberdare
Cables.
SR Thompson (47)
MA (Geology)
Simon Thompson is a director of Anglo American plc and
chairman of the Base Metals Division, the Industrial Minerals
Division and the Exploration Division. He was appointed to the board in 2004.
AJ Trahar (57)
BCom, CA (SA)
Tony Trahar was appointed to the board in October 2000. He is chief executive officer of Anglo American plc.
Alternate directors
AH Calver (59)
BSc (Hons) Engineering, MDP (UNISA), PMD (Harvard)
Harry Calver was appointed alternate director to Bill Nairn
in May 2001. He is head of engineering at Anglo American plc.
PG Whitcutt (41)
BCom (Hons), CA (SA), MBA
Peter Whitcutt who is head of finance at Anglo American plc, has been an alternate director since October 2001, first to Tony Lea and then to Réne Médori who replaced the former on the board.
Executive officers
CE Carter (44)
BA (Hons) (UCT), DPhil (Oxford), EDP (Northwest University – Kellogg
School of Management)
Executive Officer – Investor Relations
Charles Carter joined Anglo American in 1991 and moved to the
Gold and Uranium Division in 1996. In May 2005, he was appointed an executive officer, with responsibility for overseeing the company’s global investor relations programme.
DH Diering (55)
BSc, AMP
Executive Officer – Business Planning: Africa
Dave Diering joined the Anglo American Gold and Uranium Division in 1975 and worked at several South African operations as well as for Zimbabwe Nickel Corporation until 2001, when he joined
AngloGold as head of mining and mineral resources. He was
appointed an executive officer in 2005.
RN Duffy (43)
BCom, MBA
Executive Officer – Business Development
Richard Duffy joined Anglo American in 1987 and in 1998 was
appointed executive officer and managing secretary of AngloGold. In
November 2000, he was appointed head of business planning and in 2004 assumed responsibility for all new business opportunities globally. In April 2005, this role was expanded to include greenfields exploration. He was appointed to the executive committee in
August 2005.
D Earp (45)
BCom, BAcc, CA (SA)
Executive Officer – Finance
Dawn Earp joined AngloGold in July 2000 from Anglo American, where she was vice president, Central Finance. Dawn was appointed an executive officer in May 2004.
Directors and executive management cont.
Page 22_AngloGold Ashanti
_Annual Financial Statements 2006

AngloGold Ashanti
_Annual Financial Statements 2006_Page 23
Executive officers (cont)
DC Ewigleben (53)
BSc, DJur
Executive Officer – Law, Safety, Health and Environment
Don Ewigleben joined the group in 2000 as vice president, general counsel and corporate secretary of AngloGold’s North American operations. In 2003, he was promoted to the position of president and chief administrative officer for North America, a position which was changed in 2005 to CEO. He was appointed an executive officer in January 2006. Prior to joining the group, he served in various executive positions for Echo Bay Mines (Canada) and AMAX Gold
(US). He also held legal, safety and environmental positions with
AMAX Coal Industries (US).
BW Guenther (54)
BS (Min. Eng)
Executive Officer – International – Technical
Ben Guenther joined AngloGold as senior vice president general manager of Jerritt Canyon mine in Nevada, USA, and in 2000 was seconded to AngloGold’s corporate office in Johannesburg as head of mining. In 2001, he assumed some responsibilities for safety and health, as well as heading up the corporate technical group. He was appointed an executive officer in May 2004 and was appointed to his current position in December 2005.
HH Hickey (53)
BCompt (Hons), CA (SA)
Executive Officer – Head of Risk
Hester Hickey joined AngloGold in 1999 as Group Internal
Audit Manager. She was appointed an executive officer in
November 2005.
RL Lazare (50)
BA, HED (University of Free State), DPLR (UNISA), SMP (Henley
Management College)
Executive Officer – Africa Underground Region
Robbie Lazare joined Anglo American Gold and Uranium Division in
1982, working in a variety of management posts until 1999 when he was appointed general manager of TauTona. In December 2004, he was appointed an executive officer with responsibility for South
African operations. He took up his current position in July 2005.
SJ Lenahan (51)
BSoc Sc, MSc
Executive Officer – Corporate Affairs
Steve Lenahan has been working in the mining industry since 1978 when he started his career at De Beers. In 1998, he was appointed an executive officer of AngloGold, responsible for investor relations and assumed responsibility for corporate affairs in 2001.
MP Lynam (45)
BEng (Mech)
Executive Officer – Treasury
Mark Lynam joined the Anglo American group in 1983 and has been involved in hedging and treasury area since 1990. In 1998 he joined
AngloGold as treasurer and was appointed an executive officer in
May 2004.
FRL Neethling (54)
BSc (Mech. Eng)
Executive Officer – Africa: Open-Pit Mining
Fritz Neethling joined the Anglo American group in 1992 and in 1999 joined AngloGold as general manager of the Ergo operation. He was appointed an executive officer in July 2005.
PW Rowe (57)
BSc (Chem. Eng)
Executive Officer – Corporate Technical Group
Peter Rowe joined AngloGold Ashanti in June 2004 as head of
AngloGold Ashanti Australia. Following 20 years with Anglo
American and De Beers, he moved to Australia in the early 1990s where he held a number of senior managerial positions including project director of the Fimiston expansion, general manager of the
Boddington Gold Mine and managing director and CEO of Bulong
Nickel. He was appointed executive officer with responsibility for the corporate technical group in January 2006.

Directors and executive management cont.
Page 24_AngloGold Ashanti
_Annual Financial Statements 2006
Executive officers (cont)
TML Setiloane (47)
FAE, BSc (Mech Eng)
Executive Officer – Marketing
Thero Setiloane joined AngloGold in May 2003 from Real Africa
Holdings, where he was an executive director. He is the chairman of Rand Refinery and was appointed an executive officer and a member of AngloGold Ashanti’s executive committee in
February 2006.
YZ Simelane (41)
BA LLB, FILPA, MAP
Executive Officer and Managing Secretary
Yedwa Simelane joined AngloGold in November 2000 from the
Mineworkers’ Provident Fund where she was the senior manager of the Fund. She was appointed an executive officer in May 2004.
NW Unwin (54)
BA
Executive Officer – Human Resources and Information Technology
Nigel Unwin has many years experience in the field of human
resources. He was appointed an executive officer in 1999.
Company secretary
L Eatwell (52)
FCIS, FCIBM
Lynda Eatwell joined AngloGold in 2000 as assistant company
secretary and was appointed company secretary in December 2006 on the retirement of Chris Bull. She is responsible for ensuring compliance with statutory and corporate governance requirements and the regulations of the stock exchanges on which AngloGold
Ashanti is listed.
Changes in directors, executive officers and company
secretary during 2006 to date of report
Directorate
Mr KH Williams retired from the board with effect from 6 May 2006.
Mr PL Zim resigned from the board together with his alternate
Mr DD Barber on 4 August 2006.
Mr JH Mensah and Prof WL Nkuhlu were appointed to the board
with effect from 4 August 2006.
Dr SE Jonah resigned from the board on 12 February 2007.
Mr SM Pityana was appointed to the board with effect from
13 February 2007.
Mr CB Brayshaw and Mr AJ Trahar have indicated that they will be retiring from the board at the general meeting to be held on
4 May 2007.
Executive officers
Mr DMA Owiredu, former Deputy Chief Operating Officer, Africa resigned from the company in September 2006.
Mrs D Earp, former Executive Officer – Finance, has resigned from the company with effect from 1 March 2007.
Company secretary
Mr CR Bull, former company secretary retired from the company with effect from 1 December 2006.

AngloGold Ashanti
_Annual Financial Statements 2006_Page 25
Current profile
AngloGold Ashanti, headquartered in Johannesburg, South Africa, is a global gold company with a portfolio of long-life, relatively low-
cost assets and differing orebody types in key gold producing regions. The company's 21 operations are located in 10 countries
(Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South
Africa, Tanzania and the United States of America), and are
supported by extensive exploration activities. The combined
Proved and Probable Ore Reserves of the group amounted to
66.9 million ounces as at 31 December 2006.
The primary listing of the company's ordinary shares is on the
JSE Limited (JSE) in South Africa. Its ordinary shares are also listed on stock exchanges in London, Paris and Ghana, as well as being quoted in Brussels in the form of International
Depositary Receipts (IDRs), in New York in the form of American
Depositary Shares (ADSs), in Australia, in the form of Clearing
House Electronic Subregister System Depositary Interests (CDIs)
and in Ghana, in the form of Ghanaian Depositary Shares
(GhDSs).
AngloGold Ashanti Limited (Registration number 1944/017354/06)
was incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and
operates under the South African Companies Act 61 of 1973, as amended.
History and development of the company
AngloGold Ashanti, as it conducts business today, was formed on
26 April 2004 following the business combination of AngloGold
Limited (AngloGold) with Ashanti Goldfields Company Limited
(Ashanti), incorporated in Ghana on 19 August 1974.
AngloGold Limited
AngloGold was formed in June 1998 through the consolidation of the gold interests of Anglo American Corporation of South Africa Limited
(AAC) and its associated companies into a single, focused,
independent, gold company. Vaal Reefs Exploration and Mining
Company Limited (Vaal Reefs), the vehicle for the consolidation, changed its name to AngloGold Limited and increased its authorised share capital, effective 30 March 1998.
Group information

AngloGold then acquired, in share-for-share exchanges in terms of
South African schemes of arrangement and following shareholder approval, all the issued share capital of East Rand Gold and Uranium
Company Limited; Eastvaal Gold Holdings Limited; Southvaal
Holdings Limited; Free State Consolidated Gold Mines Limited;
Elandsrand Gold Mining Company Limited; H.J. Joel Gold Mining
Company Limited and Western Deep Levels Limited. A total of
51,038,968 ordinary shares were issued to AAC and 66,010,118 ordinary shares to other shareholders in exchange for their shares in these companies.
In private transactions with AAC and minority shareholders, other share interests were acquired in Driefontein Consolidated Limited
(17%); Anmercosa Mining (West Africa) Limited (100%); Western
Ultra Deep Levels Limited (89%); Eastern Gold Holdings Limited
(52%); Erongo Mining and Exploration Company Limited (70%); and
other sundry share interests. In exchange, 25,734,446 ordinary shares were issued to AAC and 957,920 ordinary shares to minority shareholders. AngloGold also acquired gold exploration and mining rights from AAC and other companies and issued 1,623,080
ordinary shares to AAC and 4,210,412 ordinary shares to the other companies as consideration. In addition, AngloGold acquired from
AAC and JCI all the rights under service agreements relating to the companies listed above – from AAC in exchange for
6,834,872 ordinary shares, and from JCI for R62 million ($11 million).
The consolidation was approved by the required majorities of the shareholders of AngloGold and the participating companies and became effective on 1 January 1998 for accounting purposes.
Subsequent to its formation:
AngloGold purchased Minorco's gold interests in North and
South America with effect from 31 March 1999.
With effect from 31 December 1999, AngloGold acquired Acacia
Resources in Australia. A total of 18,020,776 AngloGold
shares were issued in the transaction.
With effect from 3 July 2000, AngloGold acquired a 40%
interest in the Morila mine in Mali from Randgold Resources
Limited.
On 15 December 2000, AngloGold acquired a 50% interest in
the Geita mine in Tanzania from Ashanti Goldfields Company
Limited. Following the business combination, Ashanti’s 50%
interest was acquired.
In 2000, in support of its market development initiatives,
AngloGold acquired a 25% interest in OroAfrica, South
Africa's largest manufacturer of gold jewellery and a 33%
holding in Gold Avenue, an e-commerce business in gold.
Gold Avenue continued to sell gold jewellery by catalogue and through the internet until early 2004, when it was wound up.
On 9 April 2001, the sale to Harmony Gold Mining Company
Limited of the Elandsrand and Deelkraal mines for
R872 million ($109 million) became unconditional.
In January 1998, the No. 2 Shaft Vaal River Operations was
tributed to African Rainbow Minerals (currently Harmony Gold
Mining Company Limited) (ARM) on the basis that 40% of all
revenue, costs and capital expenditure would be attributable to ARM, with the balance to AngloGold. On 1 July 2001,
AngloGold disposed of its interests in No. 2 Shaft Vaal
River Operations to ARM for R10 million ($1 million).
On 5 September 2001, AngloGold announced that it was to
make a take-over offer for Normandy Mining Limited
(Normandy), Australia's largest listed gold mining company.
Arising from the offer, 6,869,602 AngloGold ordinary shares
were issued. This excluded 143,630 AngloGold ordinary
shares issued under the top-up facility to Normandy
shareholders. The take-over offer did not come to fruition and the Normandy shares acquired were sold on the market on
21 January 2002 realising a total of $158 million.
Group information cont.
Page 26_AngloGold Ashanti
_Annual Financial Statements 2006

AngloGold Ashanti
_Annual Financial Statements 2006_Page 27
On 1 January 2002, the sale of AngloGold's Free State
assets to ARM and Harmony, through a jointly-owned
company, for a net consideration of R2,523 million
($229 million) (including tax payable by Anglogold and net of contractual obligations), became effective.
During July 2002, AngloGold acquired an additional 46.25%
of the equity, as well as the total loan assignment, of Cerro
Vanguardia SA from Pérez Companc International SA, for a
net consideration of $97 million, increasing its interest in
Cerro Vanguardia to 92.5%.
AngloGold disposed of its wholly owned subsidiary, Stone
and Allied Industries (O.F.S.) Limited, a stone-crushing
company, to a joint venture of that company's existing
management and a group of black entrepreneurs, with effect
from 1 October 2002, for a consideration of R5 million.
On 23 May 2003, AngloGold announced that it had signed an
agreement to sell its wholly owned Amapari project to
Mineração Pedra Branca do Amapari for a total consideration
of $18 million. The effective date of the transaction was
19 May 2003. The Amapari project is located in the State of
Amapá, in northern Brazil. Since acquiring the property as
part of the Minorco transaction, AngloGold sought to prove
up additional reserve ounces so as to achieve a size and life span that would justify the management resources needed to
run it effectively. This was not achieved and AngloGold, on
receiving an offer from a purchaser who could constructively turn this orebody to account, agreed to sell.
On 6 June 2003, AngloGold announced that it had finalised
the sale of its 49% stake in the Gawler Craton Joint Venture, including the Tunkillia project located in South Australia to
Helix Resources Limited. Consideration for the sale
comprised cash of $500,000 (A$750,000), 1.25 million fully
paid Helix shares issued at A$0.20 per share and 1.25 million
Helix options exercisable at A$0.25 per option before
30 November 2005 with an additional payment of $335,000
(A$500,000) deferred to the delineation of a mineable
resource of 350,000 ounces. Helix's proposed acquisition of
AngloGold's rights to the Tarcoola project, 60 kilometres to the south, was excluded from the final agreement. This
resulted in a restructure of the terms of the original agreement as announced on 8 April 2003. On 23 April 2005, the
company received a further 416,667 fully paid Helix shares
and 37,281 Helix options following a rights issue. The
company did not exercise its rights in terms of the Helix
options which expired on 30 November 2005.
On 2 July 2003, AngloGold announced that it had concluded
the sale of its interest in the Jerritt Canyon Joint Venture to
Queenstake Resources USA Inc., effective 30 June 2003.
Queenstake paid the Jerritt Canyon Joint Venture partners,
AngloGold and Meridian Gold, $1.5 million in cash and
32 million shares issued by a subsidiary, Queenstake Resources
Limited, with $6 million in deferred payments and $4 million in future royalties. Queenstake accepted full closure and
rehabilitation liabilities. The shares acquired by AngloGold in this transaction, were sold in November 2003.
On 8 July 2003, AngloGold disposed of its entire investment of
8,348,600 shares held in East African Gold Mines Limited for a consideration of $25 million and in the second half of 2003
AngloGold disposed of 952,481 shares in Randgold Resources
Limited for a consideration of $23 million.
On 18 September 2003, AngloGold and Gold Fields Limited
jointly announced that agreement had been reached on the sale by Gold Fields of a portion of the Driefontein mining area in
South Africa to AngloGold for a cash consideration of
R315 million ($48 million).
On 20 January 2004, AngloGold announced that it had received a cash payment of A$4 million ($3 million) and 25 million fully paid ordinary shares from Tanami Gold NL in Australia, as consideration for Tanami Gold's purchase of the Western Tanami project. This followed an initial payment of A$0.3 million ($0.2 million) made on
24 November 2003, when the Heads of Agreement was signed
by the companies. In addition, a further 2 million fully paid ordinary shares were received from Tanami Gold in respect of a rights issue in June 2004. During the period, 10 October to 18 October 2005,
AngloGold Ashanti Australia reduced its shareholding in Tanami
Gold to 5%, with the sale of 8 million fully paid ordinary shares for a cash consideration of A$1.3 million ($1 million) and in February
2006, disposed of the entire investment in Tanami Gold with the sale of 19 million shares for a cash consideration of A$3.9 million
($3 million).
The business combination between AngloGold and Ashanti
Goldfields Company Limited, initially announced on 16 May
2003, was completed with effect from Monday, 26 April
2004, following the confirmation by the High Court in Ghana
on Friday, 23 April 2004, of the scheme of arrangements, in
terms of which AngloGold acquired the entire issued share
capital of Ashanti. In terms of the business combination,
Ashanti shareholders received 0.29 ordinary shares or
0.29 ADSs of AngloGold for every Ashanti share or Ashanti
GDS (Global Depositary Security) held. Each ADS represents
one AngloGold ordinary share. Ashanti became a private
company and a wholly owned subsidiary of AngloGold, and
AngloGold changed its name to AngloGold Ashanti Limited
on 26 April 2004, the effective date of the transaction. As a result of the business combination, a total of 38,400,021
ordinary shares were issued to Ashanti shareholders, 75,731
ordinary shares were issued to Ashanti warrant holders and
2,658,000 ordinary shares were issued to the government of
Ghana in fulfillment of the agreements and undertakings
contained in the Stability Agreement during 2004.
Following the business combination, $75 million of Mandatorily
Exchangeable Notes issued by Ashanti were redeemed.
On 27 February 2004, AngloGold Holdings plc, a subsidiary of
AngloGold, completed an offering of $1 billion principal amount
2,375% convertible bonds, due 2009. The bonds are
guaranteed by AngloGold Ashanti.
On 1 July 2004, AngloGold Ashanti announced that it had
entered into an agreement with Trans-Siberian Gold plc (TSG)
Group information cont.
Page 28_AngloGold Ashanti
_Annual Financial Statements 2006

AngloGold Ashanti
_Annual Financial Statements 2006_Page 29
for the acquisition of a 29.9% stake in the company through an equity investment of approximately £18 million ($32 million) in two subscriptions for ordinary shares. The terms for the second subscription of shares in TSG were subsequently revised and
TSG shareholders approved a reduction in the subscription
price from £1.494 per share to £1.30 per share. On 31 May
2005, the date on which the second subscription was finalised,
AngloGold Ashanti’s shareholding in TSG was 12,263,170
ordinary shares (29.9%). During June 2006, AngloGold Ashanti extended a loan to TSG in the amount of $10 million. On
21 September 2006, AngloGold Ashanti announced that it had
made an offer to acquire from TSG two of its exploration
companies, namely Amikan (which holds the Veduga deposit
and related exploration and mining licences) and AS APK (which holds the Bogunay deposit and related exploration and mining licences), for $40 million cash. These exploration sites will be part of AngloGold Ashanti’s initial contribution towards its strategic alliance with Polymetal, also as announced on
21 September 2006. Both transactions are anticipated to be
completed during the first half of 2007.
On 5 August 2004, AngloGold Ashanti announced the sale of its
Union Reefs assets to the Burnside Joint Venture, comprising subsidiaries of Northern Gold NL (50%) and Harmony Gold
Mining Company Limited (50%), for a total consideration of
A$4 million ($2 million). The Burnside Joint Venture is responsible for all future obligations associated with the assets, including remaining site rehabilitation and reclamation.
In a joint announcement on 10 September 2004, AngloGold
Ashanti confirmed its agreement to sell its entire interest in
Ashanti Goldfields Zimbabwe Limited to Mwana Africa Holdings
(Proprietary) Limited for a deferred consideration of $2 million.
The sole operating asset of Ashanti Goldfields Zimbabwe
Limited was the Freda-Rebecca Gold Mine. The sale was
effective on 1 September 2004.
On 11 October 2004, AngloGold Ashanti announced that it had
signed an agreement with Philippines explorer Red 5 Limited to subscribe for a 12.3% stake in the expanded issued capital of
Red 5 Limited for a cash consideration of A$5 million
($4 million). The placement was to be used to fund the
exploration activities situated next to the current mineral

resources at the Siana Project, and to test the nearby porphyry gold-copper targets in the Surigao region of the Republic of the
Philippines. On 26 August 2005, AngloGold Ashanti subscribed for additional shares in Red 5 Limited, for a cash consideration of A$0.8 million ($0.6 million), thereby increasing its holding to
14.1%. AngloGold Ashanti now holds 13% in Red 5 Limited,
after the dilution in the shareholding resulting from the increase in issued share capital. For a period of two years commencing in October 2004, AngloGold Ashanti had the right to enter into
Joint Venture arrangements on Red 5's tenements (excluding
their Siana project) with the potential to earn up to a 67.5%
interest in areas of interest through further investment in
exploration in these Joint Venture areas. On 18 September
2006, AngloGold Ashanti elected to exercise a second Joint
Venture option with Red 5 Limited – the Outer Siena Joint
Venture, located to the south-east of Boyongan – in terms of which the company will spend a minimum of A$1.5 million
($1.2 million) in the first year with no interest. The company however may earn between 52% and 58.5% interest in two
tenements through an additional expenditure of A$4 million
($3 million), with a right to increase its holding by 8% to 9%
through an additional spend of A$5 million ($4 million).
In 2004, Queenstake approached the Jerritt Canyon Joint
Venture partners, AngloGold and Meridian Gold, about the
possibility of monetising all or at least a majority of the $6 million in deferred payments and $4 million in future royalties, payable in the concluded sale of AngloGold's interest in the Jerritt
Canyon Joint Venture to Queenstake Resources USA Inc.,
effective 30 June 2003. Based on the agreement reached
between the parties, on 25 August 2004, AngloGold Ashanti
was paid approximately $7 million for its portion of the deferred payments and future royalties, thereby monetising all
outstanding obligations, except for a minor potential royalty interest that AngloGold Ashanti retained.
Agreement was reached to sell AngloGold Ashanti's 40% equity interest in Tameng Mining and Exploration (Pty) Limited of South
Africa (Tameng) to Mahube Mining (Pty) Limited for a cash
consideration of R20 million ($3 million). Tameng owns certain mineral rights in Platinum Group Metals (PGMs) on the farm
Locatie Van M'Phatlele KS 457, on the northern limb of the
Bushveld Complex in the Limpopo Province in South Africa.
The sale was effective on 1 September 2004.
AngloGold Ashanti completed a substantial restructuring of its hedge book in January 2005, details of which are available in the December 2004 quarterly report which is available on the corporate website.
On 26 January 2005, AngloGold Ashanti signed a three-year
revolving credit facility for $700 million.
On 29 April 2005, AngloGold Ashanti announced the
conditional sale of exploration assets in the Laverton area in
Australia, comprising the Sickle royalty of $30 per ounce, the
Child Harold prospect, various 100% AngloGold Ashanti
Australia- owned interests including the Lord Byron and Fish projects as well as its interests in the Jubilee, Black Swan and
Jasper Hills joint ventures to Crescent Gold Limited, for a total consideration of A$4 million ($3 million). The transaction was concluded in December 2006.
On 19 July 2005, Aflease Gold and Uranium Resources Limited
(Aflease) announced that it had purchased from AngloGold
Ashanti, its Weltevreden mine in exchange for Aflease
shares in a transaction valued at R75 million ($11 million). On
19 December 2005, Aflease was acquired by sxr Uranium One
Incorporated (formerly Southern Cross Incorporated).
The Director-General of Minerals and Energy notified
AngloGold Ashanti in August 2005 that application for the
new order mining rights in terms of the South African Mineral
Resources and Petroleum Development Act had been
granted. AngloGold Ashanti is of the conviction that the new
Group information cont.
Page 30_AngloGold Ashanti
_Annual Financial Statements 2006

AngloGold Ashanti
_Annual Financial Statements 2006_Page 31
mineral rights dispensation seeks to begin to remedy the
economic legacy of apartheid by ensuring that economic
opportunity becomes available to increasing numbers of
South African citizens, while simultaneously seeking to
maintain local and international economic confidence, and to promote economic growth.
On 11 August 2005, AngloGold Ashanti announced that it had
disposed of its La Rescatada project to ARUNANI SAC, a local
Peruvian corporation, for a total consideration of $12.5 million, with an option to repurchase 60% of the project should
economically viable reserves in excess of 2 million ounces be identified within three years. The exploration project is located approximately 800 kilometres south-east of the city of Lima
in Peru.
On 27 February 2006, AngloGold Ashanti announced that it had signed an agreement with China explorer, Dynasty Gold
Corporation, to acquire an effective stake of 8.7% in that
company, through the purchase of 5.75 million Dynasty units at a price of C$0.40 each. Each unit will consist of one ordinary share and one-half ordinary share purchase warrant,
exercisable at a price of C$0.60 per unit for two years.
On 10 April 2006, AngloGold Ashanti’s shareholders in a
general meeting gave authority to the directors to allot sufficient ordinary shares of the company to allow it to raise $500 million before expenses but after underwriters fees in a private offering.
On the same day AngloGold Ashanti announced that its offering of 9,970,732 ordinary shares had been priced at $51.25 per
ADS and R315.19 per ordinary share.
On 1 June 2006, AngloGold Ashanti and Bema Gold
Corporation announced that they will form a new company
which will jointly explore a select group of AngloGold Ashanti’s mineral opportunities located in Northern Colombia, with initial work focused on the La Mina and El Pino targets. As part of the agreement, AngloGold Ashanti has initially agreed to provide a minimum of eight exploration properties while Bema will provide a minimum of $5 million in exploration funding.
On 30 June 2006, AngloGold Ashanti (U.S.A.) Exploration
Inc. (AngloGold Ashanti), International Tower Hill Mines Ltd
(ITH) and Talon Gold Alaska, Inc. (Talon), a wholly-owned
subsidiary of ITH, entered into an Asset Purchase and Sale
and Indemnity Agreement whereby AngloGold Ashanti sold to
Talon a 100% interest in six Alaskan mineral exploration
properties and associated databases in return for 5,997,295
ordinary shares of ITH stock, representing an approximate
19.99% interest in ITH. The sales transaction was closed on
4 August 2006. AngloGold Ashanti also granted to ITH the
exclusive option to acquire a 60% interest in each of its LMS and Terra projects by incurring $3 million of exploration
expenditure on each project (total of $6 million) within four years of the grant date of the options. As part of the two
option agreements, AngloGold Ashanti will have the option to increase or dilute its stake in these projects, subject to certain conditions.
On 14 July 2006, AngloGold Ashanti announced the signing of
a Heads of Agreement with Antofagasta plc to jointly explore a highly prospective belt in Southern Colombia for new gold and copper deposits. AngloGold Ashanti will include all of its mineral applications, contracts and third party contracts within the area of interest in the new joint venture, while Antofagasta will commit to fund a minimum of $1million of exploration within
12 months of the signing of the agreement, with an option to invest an additional $7 million within four years in order to earn-
in to 50% of the joint venture. Both AngloGold Ashanti and
Antofagasta will have the right to increase their interests by 20%
in copper-dominant and gold-dominant properties subject to
certain conditions.
On 23 August 2006, AngloGold Ashanti announced that it had
entered into an agreement with Central African Gold plc (CAG)

to sell its entire business undertaking, related to the Bibiani mine and Bibiani North prospecting permit and to transfer all assets, including all of Bibiani’s employees, fixed mining and non-mining assets, inventory, trade debtors and intellectual property as well as the Bibiani lease and the Bibiani North
prospecting license, and procure the cessation and delegation of all contracts related to Bibiani to CAG for a total
consideration of $40 million.
On 30 August 2006, AngloGold Ashanti announced that it had
been advised by the Volta River Authority (VRA) of potential power shortages at its Ghanaian operations due to water
shortages impacting the VRA’s power generating facilities. This announcement was followed by an update on 6 September
2006 in which AngloGold Ashanti announced that following
discussions between the VRA and the Chamber of Mines in
Ghana, the industry had agreed to collaborate with the authority and the government of Ghana in a range of activities designed to minimise the impact of the power shortages on the economy and the mining industry and to provide for a sustainable solution in the future. At the same time, AngloGold Ashanti provided
guidance to investors as to the potential impact of the power shortages on production at its three Ghanaian operations
should the situation be prolonged.
On 21 September 2006, AngloGold Ashanti announced that it
had entered into a 50:50 strategic alliance with Russian gold and silver producer, OAO Inter-Regional Research and
Production Association Polymetal (Polymetal), in terms of which
Polymetal and AngloGold Ashanti will co-operate in exploration and the acquisition and development of gold mining
opportunities within the Russian Federation. On 8 January
Group information cont.
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AngloGold Ashanti
_Annual Financial Statements 2006_Page 33
2007, Polymetal announced its plans to sell global depositary receipts on the LSE and new and existing common stock on
Moscow’s Russian Trading System, part of the proceeds of
which would finance the venture with AngloGold Ashanti.
On 2 October 2006, AngloGold Ashanti announced the imminent
finalisation of an empowerment transaction with two components:
the first being the development of an employee share ownership plan (ESOP) wherein all qualifying employees of AngloGold
Ashanti’s South African operations, including the corporate office, would be beneficiaries; and the second component being the
acquisition by Izingwe Holdings (Pty) Limited (an empowerment company) of an equity interest in AngloGold Ashanti. On
11 December 2006, AngloGold Ashanti shareholders approved
this transaction and shares were issued on 15 December 2006 to the Bokamoso Trust, which trust will hold and administer the shares on behalf of the employees participating in the employee share ownership plan, and Izingwe Holdings (Pty) Limited.
In each of the above matters, the investor public was duly informed through the routes prescribed by the stock exchanges on which the company is listed.

Products
AngloGold Ashanti’s main product is gold. Revenue is also derived from the sales of silver, uranium oxide and sulphuric acid. AngloGold
Ashanti sells its products on world markets.
Gold market
The gold market is relatively liquid compared with many other commodity markets. Physical demand for gold is primarily for fabrication purposes, including jewellery (which accounts for 80% of fabricated demand), electronics, dentistry, decorations, medals and official coins. In addition, central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value.
The use of gold as a store of value (a consequence of the tendency of gold to retain its value in relative terms against basic goods, and particularly in times of inflation and monetary crisis) and the large quantities of gold held for this purpose in relation to annual mine production have meant that, historically, the potential total supply of gold is far greater than demand at any one time. Thus, while current supply and demand play some part in determining the price of gold, this does not occur to the same extent as with other commodities.
Instead, the gold price has from time to time been significantly affected by macro-economic factors such as expectations of
inflation, interest rate changes, exchange rate changes, changes in reserve policy by central banks, and by global or regional political and economic events. In times of price inflation and currency devaluation, gold is often bought as a store of value, leading to increased purchases and support for the price of gold.
The market in 2006
Continued strong levels of investor and speculator interest in 2006 combined with exceptional volatility in the first half of the year pushed the gold price to 26-year highs. After reaching a $725 per ounce peak in the second quarter, gold pulled back to $562 per ounce in
June, followed by a renewed bout of investor interest that drove the price back to the mid-$600s in July. Unsurprisingly, price volatility peaked in the second quarter, with relative stability returning to the gold market in the latter part of August and continuing through to year-end.
In 2006 there was again a correlation between the dollar exchange rate against the euro and the gold price. From an opening exchange rate of $/
€1.18 for the year, the dollar closed the year at $/€1.33,
thus providing strong support for a higher gold price.
During 2006, the South African rand did not appreciate in line with the weaker US currency. The rand opened the year at R6.34/$1 and closed the year very much weaker at R7.00/$1. This weakening helped push the rand gold price to new highs of R157,000/kg in July and to an average of R131,335/kg for the year, or some 45% higher than the average rand gold price for the previous year.
Investment
The wholesale market of exchange traded funds (ETFs), commodity exchange activity and over-the-counter purchases was generally strong in 2006, with particularly robust interest evident in the gold
ETF market, which saw the launch of several new funds. The total net number of ounces held by ETFs almost doubled over the course of 2006, from 11 million ounces in January to 20 million ounces at year-end, and these investors would appear to be longer-term holders, as the ETFs only experienced small net disinvestment during periods of weakening gold prices.
Another key development in 2006 was the rise in investor interest in physical gold, especially among high net worth individuals seeking wealth preservation instruments in the face of continued geopolitical and economic uncertainty. This type of safe haven buying was a
Business overview – the gold market
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AngloGold Ashanti
_Annual Financial Statements 2006_Page 35
marked difference to the approach of this group to gold investments in the past several years, when the main focus seemed to be short-
term profits.
Gold has also benefited from the move by some investment funds, such as pension funds, to allocate a portion of their assets to commodities. Some of this investment is made through commodity indexed funds, which saw investment values grow by some
$100 billion during the year.
Demand
The decline in physical offtake that began in the last quarter of 2005 continued through the first half of the year and into the early part of the third quarter. Although some recovery was seen in the last months of the year, total global demand for 2006 ended 5% lower year-on-year, or 3,866 tonnes compared with 4,070 tonnes in 2005.
The decline was due chiefly to a considerable decrease in jewellery offtake, particularly apparent in the first two quarters of the year, when jewellery demand dipped below total mine production in the face of a high spot price and considerable volatility in the market.
Scrap supplies of gold onto the market increased significantly during this period, and gold jewellery manufacturers were further adversely affected as banks made margin calls to cover the higher value of gold inventory loans. In response, manufacturers were generally forced to increase their loan collateral or repay loans by cutting production or liquidating stock.
A marked change in trend was evident in the third quarter when the gold price began to stabilise, albeit at relatively elevated levels.
This appeared to denote a move amongst consumers, particularly in Asia and the Middle East, towards accepting gold prices closer to $600 per ounce. Consumption increases in the second half of the year were evident in key markets such as India, when declining price volatility coincided with the Diwali period, which resulted in record gold imports for the fourth quarter even as the spot price steadied above $600 per ounce. To a lesser extent, a late-year recovery in consumption was also evident in most parts of the
Middle East, and Chinese jewellery fabrication had actually
increased by the end of December, supported primarily by local consumption, with 18-carat gold taking a rising share of the market. North America saw some of the most significant retail price increases in recent years, with gold jewellery consumption in the United States down significantly in tonnage terms in 2006, despite the industry’s shift to lighter carat and mixed-material products in response to the year’s price volatility.
Despite the recovery in the fortunes of the physical market during the second half of the year, the significant May price rise and the related volatility that was the hallmark of the first six months of the year had a sustained impact on jewellery exports to price sensitive markets, including India and the Middle East. Major gold jewellery manufacturer and export hubs, such as Italy, suffered in turn as many distributors were reluctant to commit to stocks later in the year. The end result of a year of relatively high and volatile gold prices was a 16%, or 437 tonne, decline in global gold jewellery fabrication for the year.
Industrial demand grew healthily through the year, posting a 7%
increase, thanks to especially robust demand from the
electronics industry, which set a new record of 79 tonnes in the third quarter.
The importance of a strong physical market to provide offtake and floor price support remains. Significantly, research indicates that positive attitude and socio-economic changes have occurred among consumers, particularly women, in key markets towards gold
jewellery, which bodes well for gold should investors and speculator interest subside.

Official market
Official sector sales for the year are estimated to be 330 tonnes, some 50% lower than in 2005. The main cause of this decline was the 34% drop in gold sales by the Central Bank Gold Agreement
(CBGA) signatories after this group did not fully utilise their allocation, selling only 104 of their 500 annual permissible tonnes. This was read as a bullish signal for both the gold market and investors, with most market analysts continuing to speculate that the CBGA
signatories are indeed unlikely to fulfil their full quota for the remaining three years of the agreement. On an equally positive note, the reserves of many of the Asian central banks continue to grow at a relatively fast rate, and the prospect remains for these banks to diversify their reserve holdings into other investments, including gold.
Hedging
Gold producers continued to reduce their hedging positions during the year through deliveries into hedges and through buybacks. It is estimated that this added some 403 tonnes of demand during 2006.
It is expected that the hedged producers will continue this strategy in 2007.
As at 31 December 2006, the net delta hedge position of AngloGold
Ashanti was 10.16 million ounces or 316 tonnes, valued at the spot price of gold on that day of $636 per ounce. The marked-to-market value of the hedge position at this date was negative $2.903 billion.
Due to the higher gold price of $636 per ounce at year-end
compared with the previous year-end gold price of $517 per ounce, the hedge position only reduced by 0.68 million ounces while the marked-to-market value increased by negative $0.962 billion from a negative $1.941 billion.
Marketing channels
Gold produced by AngloGold Ashanti’s mining operations is
processed to saleable form at various precious metals refineries.
Once refined to a saleable product – either a large bar weighing approximately 12.5 kilograms and containing 99.5% gold, or smaller bars weighing 1.0 kilograms or less with a gold content of 99.5%
and above – the metal is sold directly by the refineries to bullion banks and the proceeds are paid to the company.
Bullion banks are registered commercial banks that deal in gold.
They participate in the gold market by buying and selling gold and distribute physical gold bullion bought from mining companies and refineries to physical offtake markets worldwide. Bullion banks hold consignment stocks in all major physical markets such as those in
India and South East Asia, and finance such consignment stocks from the margins charged by them to physical buyers, over and above the amounts paid by such banks to mining companies for the gold.
Where forward sales contracts exist against which AngloGold
Ashanti elects to deliver physical product, the same channel of the refinery is used. In this case, the refinery does not sell the metal on the company’s behalf, but instead delivers the finished gold bars to the bullion bank with which the group’s forward contract is held. The physical delivery to the counterparty bank of the appropriate amount of gold fulfills AngloGold Ashanti’s obligations under the forward contract, and AngloGold Ashanti is paid for this gold by the relevant bullion bank, at the price fixed under the forward contract, rather than at the spot price of the day.
Gold market development
Since its inception AngloGold Ashanti has been committed to
growing the market for its product, particularly as gold jewellery sales in many developed markets have declined materially over the years in favour of other luxury goods. In response, the company’s
marketing programmes aim to increase the desirability of gold to sustain and grow demand and to support the deregulation of the
Business overview – the gold market cont.
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AngloGold Ashanti
_Annual Financial Statements 2006_Page 37
market in key economies. AngloGold Ashanti’s market development activities centre on the following areas:
strategic projects undertaken in key and critical gold jewellery offtake markets (USA, India, China, Italy, Middle East), which aim to develop positive corporate identification and recognition while achieving, where sensible and possible, financial returns for AngloGold Ashanti;
host country projects of a downstream development nature;
and
AuDITIONS, the company’s gold jewellery design competition.
AngloGold Ashanti remains a member of the World Gold Council
(WGC) and through its membership receives assistance in all its marketing endeavours. Beyond this, AngloGold Ashanti has
committed to undertake marketing projects in partnership with the
WGC, which also separately ensures that core global co-operative marketing activities are serviced.
Strategic projects
INDIA
In India, the world’s largest consumer market in terms of tonnage, gold demand is firmly based on cultural and religious traditions and is seen as a symbol of wealth and prosperity. It is also considered to be an auspicious metal that is bought and given as gifts during religious festivals.
With the assistance of a pre-eminent Indian jewellery retailer,
AngloGold Ashanti’s projects in India are intended to help bring about the modernisation of the country’s traditional gold jewellery sector. One concept centres on transforming the traditional, semi-
urban jewellery retailing environment into a more modern and efficient one that presents rural consumers with a high-quality, professional and trusted ‘local’ jewellery store, which can better compete with stores selling such lifestyle items as electronics and cell phones. Other concepts focus on the development and
distribution of branded collections of jewellery into the market.
CHINA
China has been identified as a key strategic market by AngloGold
Ashanti both because of its size – it is the third largest market worldwide for jewellery – and because of its potential for growth. In
China, AngloGold Ashanti has partnered with a Hong Kong-based retailer to develop jewellery that targets the independent, educated woman wishing to express her independence and individuality
through accessories in gold.
Together with the retailer, AngloGold Ashanti is co-sponsoring a gold jewellery design competition based on the theme Just Women to encourage the design of gold jewellery profiled on modern and independent Chinese women. The competition jewellery range will be commmercialised and retailed through the partner’s stores.
AngloGold Ashanti has also undertaken to support the development and roll-out of the partner’s flagship retail outlets in key cities on mainland China.
USA
The American gold jewellery market – the largest region by value and third largest by volume – is characterised primarily as an adornment market in which gold jewellery is purchased mainly as a fashion accessory. During the past 10 years, there has been slippage in gold jewellery consumption in volume terms in this market relative to other luxury and lifestyle goods. Contributing in part to this decline has been the ‘commoditisation’ of gold jewellery with the mass-market retail channel tending to sell jewellery according to price rather than design style. Consumer research, however, suggests that customers here shop in a fashion- and trend-conscious way and are therefore receptive to brands and branding. Furthermore, this market is viewed by consumers in other important consumption categories as an opinion- and trend-forming market, thus influencing the
purchasing motives and buying patterns of the consumer base in the
United States which in turn can influence other key consumption regions around the world.
In response to these factors, AngloGold Ashanti, together with the
World Gold Council, partnered with a large United States jewellery wholesaler and distributor in 2005 to develop and promote at retail level selected collections of gold jewellery from the new product ranges of the Italian-based Gold Expressions manufacturers. This project was launched at the Vicenza Jewellery Fair in January 2006 and is intended to strategically promote the sale of fashionably-
designed and progressively-styled gold jewellery in the United States retail market and to lay the foundation for Italian manufacturers to build either themselves or their products into consumer brands.
MIDDLE EAST
As a region, the Middle East (comprising the United Arab Emirates,
Turkey and Saudi Arabia) is the second largest consumer market for gold in volume terms. The increase in disposable income in this region as a result of both higher oil revenues and rising numbers of tourists has had a positive impact on gold jewellery consumption.
While the challenge from increasingly more prominent lifestyle, luxury and branded products is clearly growing – as it is in other markets –
the gold category in the Middle East has so far sustained its already high gold consumption per capita rates compared with growth in population and per capita disposable income.
AngloGold Ashanti has partnered with the WGC and a leading
jewellery wholesaler in the region to develop a business concept to launch and promote at the local retail level selected collections of mid- to high-end gold jewellery from the product ranges of Italian-
based manufacturers, some of whom already participate in the Gold
Expressions initiative. The project is intended to improve the gold jewellery product and retailing proposition offered both to the domestic and also to tourist segments in the Middle East.
HOST COUNTRY JEWELLERY SECTOR DEVELOPMENT
Historically, AngloGold Ashanti’s marketing efforts have been involved in the growth and development of the jewellery sector in countries that host the company’s operations. These projects are intended to bring benefit to the company on several levels:
corporate image building;
creation of potential goodwill by supporting, where possible, host governments’ beneficiation agendas; and
providing a platform for strategic market development projects.
These projects will continue to be important for jewellery sector development going forward and will be focused primarily in South
Africa, Brazil and Ghana. AngloGold Ashanti continues to hold a
25% stake in OroAfrica, the largest gold jewellery manufacturer in
South Africa, with projects in Ghana and Brazil currently under investigation.
AuDITIONS
In 2004, following the merger of AngloGold with Ashanti, the
AngloGold Ashanti AuDITIONS brand was created to unite the
company’s gold jewellery design competitions and to reinforce the company’s brand in look, feel and character. The concept of
AuDITIONS is premised on the metaphor of the performing arts, with designers auditioning in gold through their pieces.
The overall strategic objective of AuDITIONS is to stimulate innovative design in high-carat gold around the world in order to raise the profile of and stimulate demand for this jewellery category amongst consumers. By ultimately providing consumers with AuDITIONS-inspired consumer product, the project seeks to promote AngloGold Ashanti to jewellery industry participants and
Business overview – the gold market cont.
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_Annual Financial Statements 2006

AngloGold Ashanti
_Annual Financial Statements 2006_Page 39
consumers and to build relationships with stakeholders in key gold markets.
It is the intention to build AngloGold Ashanti AuDITIONS into a global brand and, with the help of the WGC, the competition has been extended to the key gold markets of India and China, with the Middle
East to be added in 2007. The first AuDITIONS India competition was launched in 2005, with the final awards event taking place in
March 2006, while the first Chinese competition was launched in
2006 and will culminate in an awards event in March 2007.
Uranium
As South Africa’s largest uranium producer, AngloGold Ashanti announced in July 2006 that its London-based nuclear fuel
marketer and trader, Nufcor International Limited, a 50:50 joint venture with First Rand International had established and listed a new investment company, Nufcor Uranium Limited, on London’s
Alternative Investment Market (AIM). This new listing, in which
Nufcor International holds 10% and the remaining shares are held by institutional investors, for the first time gives equity investors direct exposure to the uranium price in the form of U3O8 on a
European exchange. Nufcor Uranium listed on AIM at 205 pence and ended the year up 49% at 304.50 pence. The strategy of
Nufcor Uranium is to buy and hold uranium oxide, in the form of
U
3
O
8
, for the long term and not to trade it actively. Nufcor
International is contracted to provide custodial and advisory services to Nufcor Uranium.
More generally, the nuclear fuel market remained strong during 2006 with uranium oxide prices increasing from $36 per pound to $72 per pound by year-end and indeed increasing by a factor of 10 this decade. A number of drivers have sustained the price increases, including significant changes in the uranium sales processes. Most notable, however, is the fact that the underlying supply-demand fundamentals for uranium are strong, given robust projected demand for nuclear energy from countries such as India, Russia, and China. In addition, operational difficulties on the supply side in Canada in late
October triggered the highest monthly increase in the uranium oxide price on record. Given these strong market fundamentals, further substantial increases in prices can be anticipated in the near term.

Results for the year
Average dollar gold spot price of $604 per ounce, 36% higher than in 2005.
2006 received gold price increased by 31% to $577 per ounce.
Adjusted gross profit up by 125% to $1,058 million.
Adjusted headline earnings increased by 105% to $413 million from $201 million or to 151 US cents per share in 2006 from
76 US cents per share in 2005.
A final dividend of 240 South African cents per share or
approximately 33 US cents per share was declared, resulting in a total dividend for 2006 of 450 South African cents or
approximately 62 US cents per share.
Successful $500 million equity raising in April 2006 at a
discount of less than 1% to the prevailing market price.
Return on net capital employed increased from 5% to 9%.
Return on equity increased from 4% to 9%.
Gold production from continuing operations was 9% lower at
5.6 million ounces, largely owing to decreased production from the Tanzanian operations and planned reductions in production at the South African operations.
Total cash costs increased by 10% to $308 per ounce, largely owing to the impact of stronger operating currencies, inflation and lower grades mined in the year.
Ore Reserves increased 6% to 66.9 million ounces and Mineral
Resources 3% higher at 181.6 million ounces as at the end of
December 2006.
Exchange rates
The average exchange rate for the year ended 31 December 2006 was R6.77:$1 compared with R6.37:$1 in 2005. The average value of the Australian dollar versus the US dollar for 2006 was A$1:$0.75 compared with A$1:$0.76 in 2005. The average value of the
Brazilian real versus the US dollar for 2006 was BRL2.18:$1
compared with BRL2.44:$1 in 2005.
Gold production
The decrease in production of 531,000 ounces to 5.6 million
ounces was largely a result of delays in the mining schedule to access the high-grade ore at the Geita mine in Tanzania, which reported production of 308,000 ounces in 2006 compared to
613,000 ounces in 2005, a decline of 305,000 ounces. The South
African mines reported production of 2,554,000 ounces
compared to 2,676,000 ounces in 2005, a reduction of 122,000 ounces, in line with our plans for 2006. With the move to tailings-
only production, the Bibiani mine in Ghana produced
37,000 ounces in 2006 compared to 115,000 ounces in 2005, a
reduction of 78,000 ounces, before the operation was sold at the end of November 2006. The remaining group mines generally
reported production similar to that of 2005.
Income statement
Gold income
The average gold spot price of $604 per ounce for the year was 36%
higher than that in 2005. However, the received gold price increased by $138 per ounce or 31% to $577 per ounce.
Gold income increased by 13%, rising from $2,629 million in 2005 to
$2,964 million in 2006.
This increase was primarily a result of the improvement in the received price of gold offset by the reduction in ounces sold.
Cost of sales
Cost of sales declined by 1% from $2,309 million in 2005 to
$2,282 million in 2006. This was largely attributable to the lower production, and a mix of currency and inflationary effects, resulting from increased mining contractor costs and higher diesel, fuel, transport and electricity prices. This was partially offset by the effects of cost-saving initiatives.
Business overview – financial review
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AngloGold Ashanti
_Annual Financial Statements 2006_Page 41
Cost of sales changes can be analysed as follows:
Total cash costs decreased to $1,746 million in 2006 from
$1,766 million in 2005 (although unit costs increased from $281 to
$308 per ounce), mainly as a result of the 9% reduction in
production to 5.6 million ounces in 2006. Of the $27 per ounce increase in per ounce cash costs, $14 per ounce was due to
inflation and $36 per ounce to lower grades. These increases were partially offset by efficiency savings of $10 per ounce, favourable exchange variances of $7 per ounce, higher by-product effects of
$3 per ounce and other variances of $3 per ounce.
The cost savings programme was designed to eliminate
$100 million in costs by the end of 2006 and achieved savings of
$73 million.
Retrenchment costs were $22 million in 2006 compared with
$26 million in 2005. The costs in 2005 were incurred as a result of a general cost efficiency drive, the downsizing of operations at
Savuka as it moves to closure, and staff reductions at other
South African mines. In 2006, the general cost efficiency drive was continued with $15 million incurred at Obuasi and a further
$7 million at the South African mines.
Rehabilitation and other non-cash costs decreased by
$60 million compared with the previous year resulting in a
credit of $3 million compared to an expense of $57 million,
largely because of changes to estimates, the effect of interest rates in the discounting and a reassessment of the processes to be undertaken to complete the group’s restoration
obligations.
The amortisation of tangible assets at $597 million was
$94 million higher than in 2005. This increase is largely
attributable to a full year’s amortisation of Moab Khotsong, which is in its first full year of production, and a reassessment of the useful lives of our mining assets in accordance with
the revisions to the business plans at the beginning of
the year.
Inventory movement increased by $37 million in 2006
compared with an increase of $10 million in 2005. The
favourable movement in inventory arose mainly as a result of the increase in heap-leach inventory at Cripple Creek &
Victor in the United States and grade streaming at Siguiri in
Guinea which resulted in more ore being milled than
was mined.
Other expenses
Corporate and other administration expenses increased by
$20 million on the previous year to $84 million, mainly as a result of the costs associated with share-based payment
expenses, increased audit fees related to the implementation of Sarbanes-Oxley and inflation.
Market development costs amounted to $16 million, most of
which was spent through the World Gold Council.
Exploration continued to focus around the operations in
the countries in which the group operates, namely,
Argentina, Australia, Brazil, Ghana, Guinea, Tanzania, Mali,
Namibia, South Africa and the USA. In addition, exploration
activities are moving to new prospects in the Democratic
Republic of Congo, Colombia, Alaska, China, Mongolia and
Russia. Total exploration spend for 2006 was $103 million of which $51 million was for greenfields exploration. The
increase in exploration costs of $24 million on the previous year was a result of increased expenditure particularly in
South America and Australia.
Loss on non-hedge derivatives and other commodity
contracts was $239 million in 2006 compared to a loss of
$135 million in the previous year. The loss is primarily a result of the revaluation of non-hedge derivatives resulting from
changes in the prevailing spot gold price, exchange rates,
interest rates and greater volatilities compared with the
previous year.

Other operating expenses include post-retirement medical
provisions for operations, mainly in South Africa, of $8 million and other employment costs of $9 million.
The group incurred an operating special items loss of
$18 million which arose from an impairment of various assets of
$6 million, underprovisions in indirect taxes of $28 million and share-based payment expenses of $38 million arising from
performance grants and the costs of the BEE transaction,
partially offset by profits on the disposal of and recoveries from various assets of $54 million.
Operating profit (loss)
The group achieved an operating profit in 2006 of $246 million compared with an operating loss of $34 million in 2005, as a result of the increased revenue from the average gold price, reduced costs of sales, offset by the effects of the unrealised loss on the hedges.
Adjusted gross profit increased by 125%, from $470 million to
$1,058 million. Major factors affecting adjusted gross profit positively were the significantly higher gold price, which contributed $773 million and the effect of weakening operating currencies, mainly in South
Africa of $54 million, improved by-product credits from sales of uranium, silver and sulphuric acid of $39 million, and estimate revisions on rehabilitation and restoration of $60 million. On the negative side was inflation, which reduced profit by $89 million, lower grades mined
$229 million and increased royalties of $19 million as a result of the higher average gold price. Amortisation costs increased due to increased capital expenditure.
Loss attributable to equity shareholders
After achieving an operating profit of $246 million, the loss attributable to equity shareholders resulted from the net effect of the following:
Interest received increased by $7 million to $32 million, mainly as a result of increased funds arising from the share issue completed during the year and the increased positive cash flow from the higher average gold price.
Finance costs increased by $15 million to $123 million, mostly as a result of interest due on overdrafts and bank loans, and the convertible bond. The unwinding of the decommissioning and
restoration obligations amounted to $16 million for the current year compared to $9 million in the previous year.
The taxation charge increased by $215 million to $180 million from a credit of $35 million in 2005, primarily a result of increased earnings for the year and the increase in effective taxation rates;
the effect of non-allowable deductions mainly related to the hedge losses in non-taxable jurisdictions, BEE transactions and the effect of certain foreign operations exiting their tax holidays.
Minorities’ share of earnings of $30 million.
Adjusted headline earnings increased by 105% from $201 million to
$413 million. Factors affecting adjusted headline earnings were mainly those affecting adjusted gross profit, increases in corporate and operating expenses, increased interest received and finance costs.
Cash flow
Operating activities
Cash generated from operations was a combination of profits before taxation of $168 million as set out in the income statement, adjusted for movements in working capital and non-cash flow items. The most significant non-cash flow items were the movement on non-hedge derivatives of $627 million and the amortisation of tangible assets of
$597 million.
Cash generated by operations of $1,281 million was reduced by normal taxes paid of $143 million to $1,137 million.
Net cash inflow from operating activities was $1,137 million in 2006, which is 86% higher than the amount of $612 million recorded in 2005.
The increase was mainly a result of the higher average gold price received for the year which in turn resulted in increased receipts from customers.
Business overview – financial review cont.
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AngloGold Ashanti
_Annual Financial Statements 2006_Page 43
Investing activities
Funds of $1,137 million generated from operating activities were used to grow the group and a sum of $817 million was invested in capital projects.
Total capital expenditure for 2006 was $95 million more than in 2005, mainly owing to increased expenditure of $101 million for the Cuiabá
expansion in Brazil and, in Australia, for Sunrise Dam as well as the build-up at Boddington of $48 million in 2006. This increased expenditure was offset by reduced expenditure of $34 million in South
Africa and $20 million in Guinea.
Investments acquired during 2006 include an increase in
investments in the rehabilitation trust funds established by
AngloGold Ashanti in compliance with regulatory requirements, the investments made for the establishment of a listed vehicle fund in uranium by a joint venture.
Proceeds from the disposal of investments, tangible and discontinued
assets amounted to $132 million. This related to the disposal of assets and discontinued assets arising from the cessation of operations at
Ergo and various smaller exploration properties and the net proceeds on disposal of part of the interest in the listed vehicle fund in uranium on its initial listing in London.
Financing activities
The net cash flows from financing activities decreased by $192 million to an outflow of $110 million in 2006 (inflow of $82 million in 2005):
Proceeds from the share issue undertaken in April 2006 and
employee share options exercised amounted to $507 million,
Proceeds from borrowings during 2006 amounted to
$226 million, and included a $140 million drawdown on the
$700 million syndicated loan facility and other sundry amounts.
Repayment of borrowings amounted to $623 million and
included $415 million on the $700 million syndicated loan facility, and $129 million on short-term money market borrowings. Other loan repayments included normal scheduled payments in terms
of loan agreements.
Dividend payments totalling $132 million were made during the year, compared with dividends paid of $169 million in 2005.
The net result of AngloGold Ashanti’s operating, investing and financing activities was a net cash inflow of $289 million which, when combined with the opening balance of $209 million, and a negative translation of $3 million, resulted in a closing cash and cash equivalents balance of $495 million.
Overview of the hedge book
AngloGold Ashanti actively manages its hedged commitments in a value accretive manner. During 2006, in addition to delivering in and buying back a number of hedge contracts, the company also
restructured a number of hedge contracts maturing in the near term into later years. The company currently believes that market circumstances favourable to the gold price are likely to remain in place for some time.
Outlook
AngloGold Ashanti expects production for 2007 to improve to
5.8 million ounces as Moab Khotsong continues to ramp up
production, the Cuiabá expansion in Brazil is completed and higher grades are accessed at Sunrise Dam in Australia. Total cash costs are anticipated to be $309 per ounce, based on the following exchange rate assumptions: R7.50/$, A$/$0.76, BRL2.2/$ and ARS3.15/$.
Capital expenditure for 2007 is expected to be $1,070 million and will be managed in line with profitability and cash flows. The largest increase over prior years is due to Boddington in Australia and some expansion at the South African operations.
In order to simplify the reporting effect of gold hedges on the received price, from 1 January 2007, AngloGold Ashanti will report an average received gold price which will be similar across all of its mines.

Products and geographic locations
AngloGold Ashanti’s main product is gold, although a portion of its revenue is derived from the sale of silver, uranium oxide and sulphuric acid. All of these products are sold on world markets.
As at the end of 2006, the company had 21 operations in
10 countries around the world. This follows the sale in the last quarter of the year of Bibiani, one of the company’s Ghanaian assets, to Central African Gold for a total consideration of $40 million. The transaction was completed on 1 December 2006. The 21 operations include Boddington, a joint venture expansion project with
Newmont, which is currently under way in Australia.
Operating review
In 2006, gold production declined 9% to 5.6 million ounces, primarily as a result of lower ounces from the South African operations, from
Geita in Tanzania, and from Cripple Creek & Victor in the United
States. Total cash costs, at $308 per ounce, were consequently
10% higher for the group in 2006.
Capital expenditure, at $817 million, was 13% higher than that of the previous year. Of this, 33% was stay-in-business capital expenditure,
29% was ore reserve development primarily at the South African operations, and the remainder was applied to the development of new projects.
Key expansion projects in 2006 included the commissioning of the new South African mine Moab Khotsong, deepening projects at the
TauTona and Mponeng mines, the expansion and deepening of the
Cuiabá mine in Brazil, and, in Australia, the underground expansion of the Sunrise Dam mine and Boddington, the joint venture
expansion project with Newmont.
Safety and health
In 2006, 37 AngloGold Ashanti employees regrettably lost their lives in work-related accidents (2005: 25). Of these fatalities, 32 occurred at the South African operations, two at Obuasi in Ghana, two at
Siguiri in Guinea and one at Yatela in Mali. The group’s fatal injury frequency rate (FIFR) for 2006 marked a deterioration in what had been an improving trend in fatalities at 0.22 per million man-hours worked, compared with the 2005 rate of 0.14. Management has
reviewed the safety strategy for the entire group and re-committed itself to taking every action to returning the company to the improving safety trends of recent years, with the obvious objective of achieving a fatality-free work environment.
The group’s lost time injury frequency rate (LTIFR) in 2006 rose by
14% to 7.70 per million man-hours worked, in comparison with 6.77 in the previous year. Renewed efforts are being made to reverse this upward trend. Notwithstanding the overall increase in LTIFR, several operations reported excellent safety performances over the year,
Review of operations – introduction
Page 44_AngloGold Ashanti
_Annual Financial Statements 2006

AngloGold Ashanti
_Annual Financial Statements 2006_Page 45
including Cripple Creek & Victor, which has operated without a lost-
time injury since November 2003.
Comprehensive reporting on occupational safety and health,
HIV/Aids and malaria, the environment, corporate social investment and labour practices and other issues relating to sustainable development can be found in the company’s Report to Society
2006, which will be published at the end of March 2007 and will be available on the company’s website at www.AngloGoldAshanti.com and the 2006 Annual Report website, www.aga-reports.com, or
from the contact persons listed at the end of this report. The information published in the Report to Society is disclosed in accordance with the Global Reporting Initiative (GRI).
Outlook
Gold production in 2007 is expected to be around 5.8 million ounces. Total cash costs are estimated at $309 per ounce,
assuming the following exchange rates: R/$7.50, A$/$0.76,
BRL/$2.20 and Argentinean peso/$3.15. Capital expenditure is estimated to be around $1,070 million, assuming the same
exchange rates. Some 30% of this amount will be spent on the
Boddington expansion project in Australia.
Location of AngloGold Ashanti’s operations

Review of operations – South Africa
Page 46_AngloGold Ashanti
_Annual Financial Statements 2006
In South Africa, AngloGold Ashanti operates seven underground mines located in two geographical regions on the Witwatersrand
Basin. These mines are:
the Mponeng, Savuka and TauTona mines which comprise the
West Wits operations; and
the Great Noligwa, Kopanang, Tau Lekoa and Moab Khotsong
mines which make up the Vaal River operations.
Gold production from the South African operations declined by 5%
to 2,554,000 ounces in 2006, due primarily to the reduced volumes mined at Tau Lekoa, which this year underwent a restructuring, and
TauTona, where seismicity further reduced the planned lower
volumes for the year. Despite decreased gold production, total cash costs improved by 2% to $285 per ounce, partly as a result of cost savings initiatives implemented in the region. Cost savings of
$50 million were recorded for the year, achieved chiefly from operational efficiencies which contributed 57% to total savings, improved procurement practices (9%) and the restructuring of both the Savuka and Tau Lekoa mines (34%).
Great Noligwa, Kopanang and Tau Lekoa together produced
1.38 million pounds of uranium oxide in 2006.
In 2006, capital expenditure at the South Africa operations totalled
$313 million, with ore reserve development representing 60% of this amount, expansion capital 21%, and stay-in-business capital
19%. Major components of the expansion capital included the
completion and commissioning of the Moab Khotsong mine, the
deepening project at Mponeng, and the acceleration of the
uranium plant upgrade in Vaal River.
Vaal River Operations
Great Noligwa
Kopanang
Tau Lekoa
Moab Khotsong
West Wits Operations
Savuka
TauTona
Mponeng
Pretoria
Johannesburg

Geology of the Witwatersrand Basin
The Witwatersrand Basin comprises a 6 kilometre-thick sequence of interbedded argillaceous and are nacreous sediments that
extend laterally for some 300 kilometres north-east/south-west and 100 kilometres north-west/south-east on the Kaapvaal
Craton. The upper portion of the basin, which contains the
orebodies, outcrops at its northern extent near Johannesburg.
Further west, south and east the basin is overlain by up to four kilometres of Archaean, Proterozoic and Mesozoic volcanic and sedimentary rocks. The Witwatersrand Basin is late Archaean in age and is considered to be around 2.7 billion to 2.8 billion years old.
Gold occurs in laterally extensive quartz pebble conglomerate horizons or reefs, which are generally less than two metres thick, and are widely considered to represent laterally extensive braided fluvial deposits. Separate fan systems were developed at different entry points and these are preserved as distinct goldfields.
There is still much debate about the origin of the gold
mineralisation in the Witwatersrand Basin. Gold was generally considered to have been deposited syngenetically with the
conglomerates, but increasingly an epigenetic theory of origin is being supported.
Nonetheless, the most fundamental determinant of gold distribution in the basin remains the sedimentary features, such as facies variations and channel directions. Gold generally occurs in native form often associated with pyrite and carbon, with quartz being the main gangue mineral.
West Wits
Description: The West Wits operations – the Mponeng, Savuka
and TauTona mines – are located near the town of Carletonville in North West Province, south-west of Johannesburg, straddling the boundary with the province of Gauteng. Savuka and
TauTona share a processing plant, while Mponeng has its own
processing plant.
Geology: Two reef horizons are exploited at the West Wits
operations: the Ventersdorp Contact Reef (VCR), located at the top of the Central Rand Group, and the Carbon Leader Reef
(CLR) near the base. The separation between the two reefs
increases from east to west, from 400 metres to 900 metres,
owing to non-conformity in the VCR. TauTona and Savuka exploit both reefs, while Mponeng only mines the VCR. The structure is relatively simple, with rare instances of faults greater than
70 metres.
The CLR consists of one or more conglomerate units and varies from several centimetres to more than three metres in thickness.
Regionally, the VCR dips at approximately 21°, but may vary
between 5° and 50°, accompanied by changes in thickness of the conglomerate units. Where the conglomerate has the attitude of the regional dip, it tends to be thick, well-developed and accompanied by higher gold accumulations. Where the attitude departs
significantly from the regional dip, the reef is thin, varying from several centimetres to more than 3 metres in thickness.
AngloGold Ashanti
_Annual Financial Statements 2006_Page 47
South Africa
2006
2005
2004
Gold production (000oz)
2,554
2,676
2,857
Total cash costs ($/oz)
285
291
284
Capital expenditure ($ million)
313
347
335
Total number of employees,
including contractors
35,968
40,754
43,282

Review of operations – South Africa cont.
Page 48_AngloGold Ashanti
_Annual Financial Statements 2006
Operating review
During 2006, production at Mponeng increased by 16% to
596,000 ounces as a result of higher volumes and an improved yield. Total cash costs consequently declined by 15% to $237 per ounce, also aided by the benefit of the cost savings initiatives undertaken in the beginning of the year. In local terms, total cash costs were 10% lower at R51,524/kilogram.
Gross profit adjusted for the effect of the loss on unrealised non-
hedge derivatives and other commodity contracts was
considerably higher year-on-year at $156 million, primarily as a result of both increased gold production and an improved price received.
Capital expenditure was marginally higher year-on-year at $48 million.
At TauTona, production declined to 474,000 ounces due to the planned lower volume mined, as well as seismicity concerns in the first and fourth quarters of the year.
Total cash costs, in local currency terms, consequently increased by 12% to R58,419/kilogram and in dollar terms by 5% to
$269 per ounce, although the continued implementation of cost-
savings initiatives at the mine helped offset the effect of reduced ounces.
Gross profit adjusted for the effect of the loss on unrealised non-
hedge derivatives and other commodity contracts improved
significantly to $101 million, as a considerably higher price received helped mitigate the effect of a decline in production and increased total cash costs.
Mponeng
2006
2005
2004
Pay limit (oz/t)
0.23
0.34
0.41
Pay limit (g/t)
7.74
11.53
13.71
Recovered grade (oz/t)
0.290
0.267
0.237
Recovered grade (g/t)
9.93
9.15
8.14
Gold production (000oz)
596
512
438
Total cash costs ($/oz)
237
279
322
Total production costs ($/oz)
338
363
386
Capital expenditure ($ million)
48
47
62
Total number of employees
5,284
5,574
5,876
Employees
4,760
4,897
5,164
Contractors
524
677
712

Capital expenditure, at $70 million, was 5% lower year-on-year.
At Savuka, the strength of the gold price led to a revision of the closure plans reported in the Annual Report 2005, and the
operation’s life has now been extended, although at a lower rate of production. Management of Savuka now falls under that of the neighbouring Mponeng mine.
Production for the year therefore totalled 89,000 ounces which, although 29% less than that produced in 2005, was 535% more
than had been planned. Total cash costs decreased by 16% in local currency terms to R72,865/kilogram and by 22% in dollar terms to
$336 per ounce.
Gross profit adjusted for the effect of the loss on unrealised non-
hedge derivatives and other commodity contracts increased to
$21 million from a loss in 2005 of $8 million, owing to better cost control and a significantly higher price received for the year.
Capital expenditure for the year was minimal at $2 million, compared with $6 million in 2005.
Growth prospects
Mponeng VCR below 120 project: This project consists of four parallel declines which are to be sunk from the 120 level to gain access to the VCR reef on levels 123 and 126. The declines will be equipped with a conveyor belt, monorail and chairlift to service the new mining areas. The project, from which production will start in
2013, is expected to produce 2.5 million ounces of gold over a period of 10 years, at a capital cost of $252 million, and will extend
AngloGold Ashanti
_Annual Financial Statements 2006_Page 49
TauTona
2006
2005
2004
Pay limit (oz/t)
0.53
0.72
0.73
Pay limit (g/t)
18.25
24.43
24.47
Recovered grade (oz/t)*
0.297
0.281
0.317
Recovered grade (g/t)*
10.18
9.62
10.88
Gold production (000oz)
474
502
568
Total cash costs ($/oz)
269
256
245
Total production costs ($/oz)
384
364
311
Capital expenditure ($ million)
70
74
65
Total number of employees
5,166
5,455
5,498
Employees
4,164
4,459
4,673
Contractors
1,002
996
825
* Excluding surface (2005 and 2006).

the life of mine by approximately eight years. Construction is scheduled to begin in early 2007.
TauTona CLR below 120 level project: The CLR reserve block below
120 level is being accessed via a twin decline system into its geographical centre, down to 128 level. The project, from which production will begin in 2008, is expected to produce 2.6 million ounces of gold over a period of nine years (2009 to 2017), at a capital cost of $168 million. Of this, $56 million has been spent to date.
TauTona CLR shaft pillar extraction project: This project allows for stoping operations up to the infrastructural zone of influence. The project, from which production began in 2004, is expected to produce 534,000 ounces of gold over a period of six years (2004 to
2009), at a capital cost of $45 million (converted at the 2005 closing exchange rate), most of which has been committed. The expected average project cash cost is $118 per ounce.
VCR pillar project: This project aims to access the VCR pillar area situated outside the zone of influence (top and eastern block). The project, from which production began in 2005, is expected to produce 200,000 ounces of gold over a period of eight years (2005 to 2012), at a capital cost of $19 million (at the 2005 closing exchange rate). Of this, $11 million has been spent to date. The expected average project cash cost is $158 per ounce.
Outlook
The 2007 projections for the West Wits operations are as follow:
Production at Mponeng is expected to decrease to 550,000
Review of operations – South Africa cont.
Page 50_AngloGold Ashanti
_Annual Financial Statements 2006
Savuka
2006
2005
2004
Pay limit (oz/t)
0.31
0.45
0.44
Pay limit (g/t)
10.75
15.18
14.89
Recovered grade (oz/t)
0.224
0.198
0.181
Recovered grade (g/t)
7.68
6.80
6.19
Gold production (000oz)
89
126
158
Total cash costs ($/oz)
336
430
455
Total production costs ($/oz)
359
517
523
Capital expenditure ($ million)
2
6
8
Total number of employees
1,040
2,325
3,229
Employees
975
2,178
3,001
Contractors
65
147
228

ounces at a total cash cost of approximately $249 per ounce.
Capital expenditure is expected to be $87 million, with the
bulk of this to be spent on the project to expand the mine to below the 120 level.
Production at TauTona should decline to 470,000 ounces and
total cash costs are expected to improve to $252 per ounce
as a result of anticipated higher volumes. Capital expenditure will remain relatively high at $79 million, most of which will be spent on a project to expand the mine below the 120 level,
as well as on ore reserve development.
At Savuka, production will decline to 70,000 ounces,
although the life of mine has been extended for at least
another three years in terms of the restructuring programme.
Total cash costs are expected to be $372 per ounce as a
result of lower grades, while capital expenditure will be
minimal at about $4 million, and will be used primarily for ore reserve development and the maintenance of infrastructure.
Vaal River
Description: AngloGold Ashanti’s Vaal River operations – Great
Noligwa, Kopanang, Moab Khotsong and Tau Lekoa – are located near the towns of Klerksdorp and Orkney in the North West and
Free State provinces.
The Vaal River complex also has four gold plants, one uranium plant and one sulphuric acid plant. Although these operations produce uranium oxide as a by-product, the value is not
significant relative to the value of gold produced.
Geology: In order of importance, the reefs mined at the Vaal River operations are the Vaal Reef, the VCR and the C Reef:
the Vaal Reef contains approximately 85% of the reserve
tonnage with mining grades of between 10g/t and 20g/t and
comprises a series of oligomictic conglomerates and quartzite packages developed on successive non-conformities. Several
distinct facies have been identified, each with its own unique gold distribution and grade characteristic;
the VCR has a lower grade than the Vaal Reef, and contains
approximately 15% of the estimated reserves. The economic
portion is concentrated in the western part of the lease area and can take the form of a massive conglomerate, a pyritic
sand unit with intermittent pebble layers, or a thin
conglomerate horizon. The reef is located at the contact
between the overlying Kliprivierberg Lavas of the Ventersdorp
Super Group and the underlying sediments of the
Witwatersrand Super Group, which creates a distinctive
seismic reflector. The VCR is located up to one kilometre
above the Vaal Reef; and
the C Reef is a thin, small-pebble conglomerate with a
carbon-rich basal contact, located approximately 270 metres
above the Vaal Reef. It has less than 1% of the estimated
reserves with grades similar to those of the Vaal Reef, but
more erratic. The most significant structural features are the north-east striking normal faults which dip to the north-west and south-east, resulting in zones of fault loss.
Operating review
At Great Noligwa, production in 2006 decreased by 11%
to 615,000 ounces owing primarily to a 13% decline in yield
from 9.30g/t to 8.08g/t. Total cash costs in local currency
terms were R56,390/kilogram, an increase of 5% due to the
lower gold production. Continued focus on cost savings helped limit the effect of reduced production on the operation’s costs and, in dollar terms, total cash costs were 1% better at $261 per ounce.
Assisted by lower total cash costs, gross profit adjusted for the effect of unrealised non-hedge derivatives and other
AngloGold Ashanti
_Annual Financial Statements 2006_Page 51

Review of operations – South Africa cont.
Page 52_AngloGold Ashanti
_Annual Financial Statements 2006
commodity contracts increased by 79% to $156 million. This
was also as a result of the increase in the price received for the year.
Capital expenditure of $49 million was 14% higher than that of
2005, largely as a consequence of the acceleration of the plan to upgrade the operation’s uranium plant.
At Kopanang, a lower mine call factor and 5% decline in yield resulted in a decrease in production of 7% to 446,000 ounces for the year. As a result, total cash costs, at R62,908/kilogram, were 11%
higher than those of the previous year. In dollar terms, total cash costs increased by 5% to $291 per ounce.
Gross profit adjusted for the effect of the loss on unrealised non-hedge derivatives and other commodity contracts at $109 million was double that of 2005. This increase was mainly the consequence of a 32%
improvement in the price received.
Capital expenditure was steady year-on-year at $41 million.
Tau Lekoa was downscaled in 2006 in order to return the operation to profitability in a rising gold price environment. As a result, production declined by 34% to 176,000 ounces, and total cash costs, at
R94,730/kilogram, were 13% higher year-on-year. In dollar terms, total cash costs were $440 per ounce, 7% higher year-on-year.
Gross loss adjusted for the effect of the loss on unrealised non-hedge derivatives and other commodity contracts improved to
$4 million from a loss of $14 million in 2005.
Great Noligwa
2006
2005
2004
Pay limit (oz/t)
0.28
0.39
0.43
Pay limit (g/t)
9.57
13.24
14.36
Recovered grade (oz/t)
0.236
0.271
0.303
Recovered grade (g/t)
8.08
9.30
10.38
Gold production (000oz)
615
693
795
Total cash costs ($/oz)
261
264
231
Total production costs ($/oz)
342
329
260
Capital expenditure ($ million)
49
43
36
Total number of employees
6,579
6,856
7,100
Employees
5,883
5,704
6,192
Contractors
696
1,152
908

AngloGold Ashanti
_Annual Financial Statements 2006_Page 53
04
05
06
Capital expenditure declined by 27% to $11 million.
Moab Khotsong began commercial production in January 2006
and the operation was marked by the high total cash costs and low volumes typical of a deep-level underground operation’s start-up phase. For the year, production was 44,000 ounces and total cash costs were $655 per ounce or R141,574/kilogram. In 2007,
production is expected to increase by 82%. Total cash costs will decline as this operation builds up to full production which is currently scheduled for 2012.
Gross loss adjusted for the effect of the loss on unrealised non-
hedge derivatives and other commodity contracts was $22 million.
Capital expenditure declined by 12% to $83 million.
Outlook
The 2007 projections for the Vaal River operations are as follow:
At Great Noligwa, mining into lower grade areas will
continue and production is expected to decline to
580,000 ounces, at a total cash cost of $295 per ounce.
Capital expenditure during 2007 is anticipated to be
$40 million, to be spent mostly on ore reserve development
and infrastructure maintenance.
At Kopanang, grade is expected to increase in 2007 and
production is scheduled to improve accordingly to
approximately 470,000 ounces. Total cash costs are
expected to decline to $260 per ounce, while capital
expenditure is anticipated to increase to $59 million, and will
Kopanang
2006
2005
2004
Pay limit (oz/t)
0.32
0.39
0.43
Pay limit (g/t)
10.92
13.25
14.52
Recovered grade (oz/t)
0.204
0.215
0.215
Recovered grade (g/t)
7.01
7.38
7.37
Gold production (000oz)
446
482
486
Total cash costs ($/oz)
291
277
281
Total production costs ($/oz)
355
341
317
Capital expenditure ($ million)
41
41
38
Total number of employees
5,815
6,030
6,312
Employees
5,360
5,506
5,758
Contractors
455
524
554

Review of operations – South Africa cont.
Page 54_AngloGold Ashanti
_Annual Financial Statements 2006
be spent primarily on the construction of a new uranium leach plant as well as on ore reserve development.
Production at Tau Lekoa is expected to decline next year to
160,000 ounces, at which level it will remain relatively steady for the next several years. Total cash costs are anticipated to be in the region of $426 per ounce. Capital expenditure will increase to around $15 million in 2007.
Moab Khotsong’s production is expected to nearly double in
2007 to 80,000 ounces. Consequently, total cash costs are
expected to decline to $470 per ounce. Capital expenditure, to be spent mostly on ore reserve development, is anticipated to remain steady at about $80 million.
Moab Khotsong
2006
2005*
2004*
Recovered grade (oz/t)
0.185
Recovered grade (g/t)
6.35
Gold production (000oz)
44
Total cash costs ($/oz)
655
Total production costs ($/oz)
1,107
Capital expenditure ($ million)
83
94
80
Total number of employees
2,904
2,521
1,874
Employees
1,539
1,320
1,066
Contractors
1,365
1,201
808
* Commercial production began on 1 January 2006.
Tau Lekoa
2006
2005
2004
Pay limit (oz/t)
0.14
0.19
0.20
Pay limit (g/t)
4.85
6.23
6.81
Recovered grade (oz/t)
0.110
0.116
0.113
Recovered grade (g/t)
3.76
3.96
3.87
Gold production (000oz)
176
265
293
Total cash costs ($/oz)
440
410
370
Total production costs ($/oz)
614
509
432
Capital expenditure ($ million)
11
15
25
Total number of employees
2,893
4,105
4,252
Employees
2,514
3,021
3,398
Contractors
379
1,084
854

AngloGold Ashanti
_Annual Financial Statements 2006_Page 55
Review of operations – Argentina
AngloGold Ashanti has a single operation in Argentina, Cerro
Vanguardia. In 2006, the mine produced 215,000 attributable
ounces of gold at a total cash cost of $225 per ounce.
Description: Cerro Vanguardia is located to the north-west of Puerto
San Julian in the province of Santa Cruz. AngloGold Ashanti has a
92.5% interest in the mine with the province of Santa Cruz holding the remaining 7.5%. Cerro Vanguardia consists of multiple small open pits with high stripping ratios.
Geology: The oldest rocks in this part of Patagonia are of
Precambrian-Cambrian age. These are overlain by Permian and
Triassic continental clastic rocks which have been faulted into a series of horsts and grabens, and are associated with both limited basaltic sills and dykes and with calc-alkaline granite and
granodiorite intrusions. Thick andesite flows of Lower Jurassic age occur above these sedimentary units. A large volume of rhyolitic ignimbrites was emplaced during the Middle and Upper Jurassic age over an area of approximately 100,000 square kilometres. These volcanic rocks include the Chon Aike formation ignimbrite units that host the gold-bearing veins at Cerro Vanguardia. Post-mineral units include Cretaceous and Tertiary rocks of both marine and continental origin, the Quaternary La Avenida formation, the Patagonia gravel and the overlying La Angelita basalt flows. These flows do not cover the area of the Cerro Vanguardia veins.
Gold and silver mineralisation at Cerro Vanguardia occurs within a vertical range of about 150 to 200 metres, in a series of narrow, banded quartz veins that occupy structures within the Chon Aike ignimbrites.
These veins form a typical structural pattern related to major north-
south (Concepcion) and east-west (Vanguardia) shears. Two sets of veins have formed in response to this shearing one set strikes about
N40W and generally dips 65° to 90° to the east while the other set strikes about N75W and the veins dip 60° to 80° to the south.

Page 56_AngloGold Ashanti
_Annual Financial Statements 2006
They are typical of epithermal, low-temperature, adularia-sericite character and consist primarily of quartz in several forms as massive quartz, banded chalcedonic quartz and quartz-cemented breccias.
Dark bands in the quartz are due to finely disseminated pyrite, now oxidised to limonite. The veins show sharp contacts with the surrounding ignimbrite, which hosts narrow stockwork zones that are weakly mineralised, and appear to have been cut by a sequence of north-east trending faults that have southerly movement with no appreciable lateral displacement.
Operating review
At Cerro Vanguardia, attributable gold production increased by 2%
to 215,000 ounces. While the yield varied over the course of the year as anticipated, the average grade in 2006 was 7.3g/t compared with an average grade of 7.7g/t in 2005. Ore throughput, however, increased by 8% to 1 million tonnes in 2006.
Total cash costs rose by 32% to $225 per ounce, mainly as a result of higher local inflation and increases in both commodity prices and
Cerro Vanguardia
2006
2005
2004
Pay limit oz/t
0.13
0.12
0.12
Pay limit g/t
4.56
4.02
4.05
Recovered grade oz/t
0.213
0.225
0.222
Recovered grade g/t
7.29
7.70
7.60
Gold production
000oz (100%)
232
228
229
000oz (92.5%)
215
211
211
Total cash costs $/oz
225
171
156
Total production
costs $/oz
361
277
274
Capital expenditure
$ million (100%)
19
15
13
$ million (92.5%)
18
14
12
Total number of employees
906
946
791
Employees
623
487
389
Contractors
283
459
402
Review of operations – Argentina cont

mine maintenance costs. The higher mine maintenance cost was associated with a programme undertaken this year to improve the availability of mine equipment.
Gross profit adjusted for the effect of the loss on unrealised non-hedge derivatives and other commodity contracts increased by 13% to
$35 million, primarily as a consequence of the improved price received.
Capital expenditure was 29% higher year-on-year at $18 million, mainly owing to the purchase of new and replacement mine
equipment and expenditure related to the heap-leaching project currently under way.
Growth prospects
During 2006, Cerro Vanguardia began an accelerated four-year brownfields exploration programme, the focus of which is shallow, high-grade mineral resources. Results have so far been encouraging, with 39,000 metres of reverse circulation drilling and 14,000 metres of diamond drilling having been completed in 2006.
Since 1998, Cerro Vanguardia has been stockpiling low-grade
material with the intention of treating it through an industrial-size heap-leach operation. As of December 2006, 9.5 million tonnes of this material had been stockpiled and a pre-feasibility study to confirm the viability of the heap-leach pad was initiated during the year. The feasibility stage of this project will begin in the early part of 2007.
Outlook
In 2007, attributable production at Cerro Vanguardia is expected to decrease marginally to about 200,000 ounces, mainly as a result of anticipated lower grades. Total cash costs are expected to rise to approximately $260 per ounce. Capital expenditure will also increase to around $23 million ($21 million attributable), largely owing to the start of construction of the heap-leach project facilities. The exploration effort will continue according to the original programme initiated in 2006 and 65,000 metres are expected to be drilled overall.
AngloGold Ashanti
_Annual Financial Statements 2006_Page 57

AngloGold Ashanti has two mines in Australia, Sunrise Dam and
Boddington, both located in the western part of the country. The
Sunrise Dam mine is 100% owned by AngloGold Ashanti, while the
Boddington project, which is currently under construction and in which AngloGold Ashanti holds 33.33% equity, is a joint venture with
Newmont Mining Corporation.
In 2006, production from Australia came solely from the Sunrise
Dam operation and rose marginally to 465,000 ounces at a total cash cost of $298 per ounce, some 11% higher than that of the previous year.
Sunrise Dam
Description: Sunrise Dam is located some 220 kilometres north-
north-east of Kalgoorlie and 55 kilometres south of Laverton. The mine comprises a large open-pit operation and an underground project. Mining is carried out by contractors and ore is treated in a conventional gravity and leach process plant.
Geology: Gold ore at Sunrise Dam is structurally and lithologically controlled within gently dipping high-strain shear zones (for example, Sunrise Shear) and steeply dipping brittle-ductile low-
strain shear zones (for example, Western Shear). Host rocks
include andesitic volcanic rocks, volcanogenic sediments and magnetic shales.
Operating review
Production increased slightly at Sunrise Dam in 2006 to a record
465,000 ounces. This was primarily because of the operation’s highest-ever quarterly production of 153,000 ounces in the final quarter, when mining concentrated, as planned, on the high-grade GQ lode in the open pit. Mining from the known underground reserves increased significantly, especially in the Sunrise and Western Shear zones. Gold production from the underground mine was 67,000
ounces. Record throughput was achieved in the process plant as a result of additional crushing and grinding circuit optimisation.
Total cash costs rose to $298 per ounce, primarily as a result of increased costs associated with diesel fuel and mining contractor rates, while gross profit adjusted for the effect of the loss on unrealised non-hedge derivatives and other commodity contracts rose significantly year-on-year to $137 million as a consequence of the higher price received.
Progress continued on the Sunrise Dam underground project, with
2,305 metres of underground capital development and 5,901 metres of operational development having been completed during the year.
Capital expenditure amounted to $24 million compared with
$34 million in 2005.
Growth prospects
The underground mining project involves the development of two declines and 125,000 metres of drilling from surface and
Page 58_AngloGold Ashanti
_Annual Financial Statements 2006
Review of operations – Australia

AngloGold Ashanti
_Annual Financial Statements 2006_Page 59
underground. These declines have been developed in the vicinity of defined underground reserves, which are now being mined.
They have also provided access for underground exploration
drilling.
Underground resources have increased to 1.5 million ounces. The mineralisation is complex, varying in orientation, width and grade, although mining of the known reserves has provided valuable
operating experience and prospectivity remains high.
Underground exploration is planned to continue in 2007.
Outlook
In 2007, gold production is expected to be about 580,000 ounces as mining of the open pit will continue in the high-grade GQ lode for the year. Production will be supplemented by approximately
85,000 ounces from the underground operation.
Total cash costs of around $266 per ounce are expected. Capital expenditure is forecast to increase to $34 million, which is to be spent primarily on the maintenance of infrastructure and
underground development.
Boddington
Description: Boddington gold mine is located approximately
100 kilometres south-east of Perth. The former dominantly oxide open-pit operation closed at the end of 2001. Following
Newmont’s purchase of Newcrest’s share of the project in March
2006, Newmont holds a 66.66% share in the project and
AngloGold Ashanti a 33.33% share.
Sunrise Dam
2006
2005
2004
Pay limit (oz/t)
0.05
0.07
0.07
Pay limit (g/t)
1.64
2.27
2.14
Recovered grade (oz/t)*
0.099
0.107
0.101
Recovered grade (g/t)*
3.39
3.68
3.46
Gold production (000oz)
465
455
410
Total cash costs ($/oz)
298
269
260
Total production costs ($/oz)
376
363
326
Capital expenditure
($ million)
24
34
25
Total number of employees
382
375
356
Employees
99
95
88
Contractors
283
280
268
* Open-pit operations.

Geology: Boddington is located within the Saddleback Greenstone
Belt, a northwest-trending fault-bounded sliver of greenstones about
50 kilometres long and eight kilometres wide within the Archaean
Yilgarn Craton.
The Boddington resource is located within a six-kilometre strike length and consists of felsic to intermediate volcanics and related intrusives. The resource is subdivided into Wandoo South and
Wandoo North. Wandoo South is centred on a composite diorite stock with five recognisable intrusions. Wandoo North is dominated by diorites with lesser fragmental volcanic rocks.
Operating performance, growth prospects and outlook
In March 2006, the Boddington expansion project was approved.
On a 100% project basis, approximately $669 million of a total budget of $1.35 billion to $1.5 billion had been committed by the end of 2006. Based on the current mine plan, mine life is
estimated to be approximately 17 years, with attributable life-of-
mine gold production totalling 4.7 million ounces of gold. Average attributable gold production in the first five years will be between
320,000 to 350,000 ounces per year, while on a life-of-mine
average basis, attributable production is estimated to be between
270,000 and 300,000 ounces per year. AngloGold Ashanti’s share of copper production, which will be sold as concentrate, is
expected to be between 10,000 and 12,500 tonnes per year.
Capital expenditure for 2007 is expected to be approximately
$312 million.
At the end of 2006, engineering was approximately 42% complete, and site construction had begun. The project is on schedule to start up in late 2008 early 2009.
Review of operations – Australia cont
Page 60_AngloGold Ashanti
_Annual Financial Statements 2006
Boddington
2006
2005
2004
Capital expenditure
($ million) – 100%
180
12
8
Capital expenditure
($ million) – 33.33%
60
4
3
Total number of employees
97
66
45
Employees
12
18
12
Contractors
85
48
33

AngloGold Ashanti
_Annual Financial Statements 2006_Page 61
Review of operations – Brazil
AngloGold Ashanti’s operations in Brazil comprise the wholly owned
AngloGold Ashanti Brasil Mineração and a 50% interest in Serra
Grande. In 2006, these mines together produced 339,000
attributable ounces of gold at total cash costs of $195 and $198 per ounce, respectively.
AngloGold Ashanti Brasil Mineração
Description: The AngloGold Ashanti Brasil Mineração complex is located in the municipalities of Nova Lima, Sabará and Santa
Bárbara, near the city of Belo Horizonte in the state of Minas Gerais in south-eastern Brazil. Since the closing of the Mina Velha underground mine in 2003 and the Engenho D'Água open pit in
2004, ore is now sourced only from the Cuiabá underground mine and the Córrego do Sítio heap-leach operation. In January 2005, the board approved a major expansion at Cuiabá.
Geology: The area in which AngloGold Ashanti Mineração is located is known as the Iron Quadrangle and is host to historic and current gold mining operations, as well as a number of open-pit limestone and iron ore operations. The geology of the Iron Quadrangle is composed of Proterozoic and Archaean volcano-sedimentary
sequences and Pre-Cambrian granitic complexes.
The host to the gold mineralisation is the volcano-sedimentary Nova
Lima Group (NLG) that occurs at the base of the Rio das Velhas
SuperGroup (RDVS). The upper sequence of the RDVS is the meta-
sedimentary Maquiné Group.
Cuiabá mine, located in the municipality of Sabará, has gold mineralisation associated with sulphides and quartz veins in Banded
Ironstone Formation (BIF) and volcanic sequences. At this mine, structural control and fluids flow ascension are the most important factors for gold mineralisation with a common association between large-scale shear zones and their related structures. Where BIF is mineralised the ore appears strongly stratiform due to the selective sulphidation of the iron-rich layers. Steeply plunging shear zones tend to control the ore shoots, which commonly plunge parallel to intersections between the shears and other structures.
The controlling mineralisation structures are the apparent intersection of thrust faults with tight isoclinal folds in a ductile environment. The host rocks at AngloGold Ashanti Mineração are BIF, Lapa Seca and mafic volcanics (principally basaltic). Mineralisation is due to the interaction of low salinity carbon dioxide, rich fluids with the high-iron
BIF, basalts and carbonaceous graphitic schists. Sulphide
mineralisation consists of pyrrhotite and pyrite with subordinate arsenopyrite and chalcopyrite; the latter tends to occur as a late-stage fracture fill and is not associated with gold mineralisation. Wallrock alteration is typically chlorite, carbonate, potassic and silicic.
Operating performance
Production declined at AngloGold Ashanti Brasil Mineração in
2006 to 242,000 ounces from 250,000 ounces the previous year,

when production included some trial mining projects as well as the gold remnants from the clean-up of the old Morro Velho facilities. Total cash costs, at $195 per ounce, were consequently 15% higher year-
on-year. Despite both slightly higher costs and lower production, gross profit adjusted for the effect of the loss on unrealised non-
hedge derivatives and other commodity contracts rose 79% to
$86 million primarily as a result of an improved price received.
Growth prospects
Cuiabá expansion project: This project seeks to increase
production at the Cuiabá mine from 830,000 to 1.3 million tonnes per annum and includes the construction of new treatment and tailings storage facilities, roaster and acid plant at an estimated total capital cost of $180 million. The Cuiabá expansion project will involve the deepening of the mine from 11 level to 21 level and will result in annual production increasing from an average of 190,000 to 260,000 ounces from 2007; in the first year of operation of the expansion, production is expected to reach 300,000 ounces. The project is anticipated to add six years to the life of mine.
Córrego do Sítio underground sulphides project: This project focuses on exploring the viability of exploiting the potential sulphide ore resources of the Córrego do Sítio underground orebodies, namely Cachorro Bravo, Laranjeira and Carvoaria. In 2006, the pre-
feasibility stage of this project was concluded (results are expected in early 2007), and the exploration campaign reached 1.4 million ounces of indicated mineable resources. The total resource for the project is 2.1 million ounces. This project is expected to produce
1.4 million ounces of gold over 14 years from 6.8 million tonnes of milled ore.
Page 62_AngloGold Ashanti
_Annual Financial Statements 2006
AngloGold Ashanti Brasil Mineração
2006
2005
2004
Pay limit (oz/t)
0.09
0.11
0.11
Pay limit (g/t)
3.10
3.86
3.85
Recovered grade (oz/t)*
0.222
0.212
0.229
Recovered grade (g/t)*
7.60
7.27
7.85
Gold production (000oz)
242
250
240
Total cash costs ($/oz)
195
169
133
Total production costs ($/oz)
266
226
191
Capital expenditure ($ million)
168
71
32
Total number of employees
3,611
2,597
2,243
Employees
1,546
1,363
1,222
Contractors
2,065
1,234
1,021
* Underground operations
Review of operations – Brazil cont

AngloGold Ashanti
_Annual Financial Statements 2006_Page 63
Development of a ramp and the exposure of the Cachorro Bravo orebody are under way, as is the development of access drives to the Laranjeira and Carvoaria orebodies. Trial mining at the Cachorro
Bravo orebody will continue into 2007.
Lamego: This project explores the orebodies comprising the Lamego property, which are distributed along the flanks and axis of a recumbent anticlinal in a northeast-southwest direction and with a south-eastern dip ranging between 250 and 350 metres. During 2006, the Carruagem orebody was partially developed as was the 01 panel of the Arco da Velha orebody. Construction of ramps to reach the
02 panel of the Carruagem, Queimada and Arco da Velha orebodies was also initiated. A surface infill drilling programme was completed to convert inferred resources to indicated resources.
This project is expected to produce approximately 500,000 ounces.
However, given the geological similarity of Lamego to the nearby
Cuiabá mine, and the lack of information regarding the deeper levels of Lamego, a more aggressive exploration programme has been
budgeted for in 2007 in order to evaluate the possibility of increasing current expected production at Lamego to levels similar to those of the Cuiabá operation.
Outlook
In 2007, production at AngloGold Ashanti Brasil Mineração is expected to increase significantly to 320,000 ounces, primarily because of the commissioning and start-up of the Cuiabá expansion facilities. Total cash costs are expected to decline accordingly to around $178 per ounce. Capital expenditure is anticipated to reduce markedly with the completion of the Cuiabá expansion project, and is expected to be around $65 million. This will be spent mainly on remaining Cuiabá expansion expenditures, the Lamego and Córrego do Sítio projects, brownfields exploration, ore reserve development, and replacement equipment.
Serra Grande
Description: Serra Grande is located five kilometres from the city of
Crixás, in the north-western area of the Goiás State in central Brazil.
AngloGold Ashanti and Kinross Gold Corporation each own 50% of
Serra Grande. The operation comprises two underground mines,
Mina III and Mina Nova, and one open pit at Mina III, which will begin operation in 2007.
Geology: The deposits occur in the Rio Vermelho and Ribeirão das
Antes formations of the Archaean Pilar de Goiás Group, which together account for a large proportion of the Crixás Greenstone Belt in central Brazil. The stratigraphy of the belt is dominated by basics and ultra-basics in the lower sequences with volcano sedimentary units forming the upper successions.
The gold deposits are hosted in a sequence of schists, volcanics and carbonates occurring in a typical greenstone belt structural setting.
The host rocks are of the Pilar de Goiás Group of the Upper
Archaean. Gold mineralisation is associated with massive sulphides and vein quartz material associated with graphitic and sericitic schists and dolomites. The ore shoots plunge to the north-west with dips of between 6° and 35°.
The greenstone belt lithologies are surrounded by Archaean tonalitic gneiss and granodiorite. The metamorphosed sediments are primarily composed of quartz, chlorite, sericite, graphitic and garnetiferous schists. The carbonates have been metamorphosed to ferroan
dolomite marble with development of siderite and ankerite veining in the surrounding wallrock, usually associated with quartz veining. The basalts are relatively unaltered but do show pronounced stretching with elongation of pillow structures evident. The ultra-basics form the western edge of the belt and the basic volcanics and sediments form the core of the unit. The northern edge of the belt is in contact with a series of laminated quartzites and quartz sericite schists of the Lower

Review of operations – Brazil cont
Page 64_AngloGold Ashanti
_Annual Financial Statements 2006
Proterozoic Araxa Group and a narrow band of graphitic schists and intermediate to ultra-basic volcanics.
The Crixás greenstone belt comprises a series of Archaean to
Palaeoproterozoic metavulcanics, metasediments and basement
granitoids stacked within a series of north to north-east transported thrust sheet. Thrusting (D1) was accompanied by significant F1 folding/foliation development and progressive alteration in a brittle-
ductile regime. D1 thrusting developed with irregular thrust ramp geometry, in part controlled by concealed early basin faults. The main Crixás orebodies are adjacent to a major north-north-west basement fault, and an inferred major east-west to south-east bend in the original volcano-sedimentary basin. Early D1 alteration fluids were focused from south to north, adjacent to the north-north-west structural corridor, and up the main fault ramp/corner, to become dispersed to the east and north in zones of foreland thrust flats. Fluid alteration also diminished to the west away from the main fault corner. A series of concealed east-west to north-west-south-east basement block faults may have provided secondary fluid migration, and development of early anti-formal warps in the thrust sheets;
these structures probably define the quasi-regular spacing of significant mineralisation within the belt. The D1 thrust stack was gently folded by non-cylindrical folds. Gold mineralising fluids probably migrated during this event, with similar south-south-west to north-north-east migration, and focusing by bedding slip during
Serra Grande
2006
2005
2004
Pay limit (oz/t)
0.09
0.09
0.09
Pay limit (g/t)
3.24
3.02
3.17
Recovered grade (oz/t)
0.219
0.231
0.228
Recovered grade (g/t)
7.51
7.93
7.80
Gold production (000oz)
– 100%
194
192
187
Gold production (000oz)
– 50%
97
96
94
Total cash costs ($/oz)
198
158
134
Total production costs ($/oz)
265
205
178
Capital expenditure
($ million) – 100%
17
13
7
Capital expenditure
($ million) – 50%
8
7
4
Total number of employees
817
775
710
Employees
609
566
514
Contractors
208
209
196

AngloGold Ashanti
_Annual Financial Statements 2006_Page 65
folding. Gold mineralisation became minor and dispersed to the north and east along the frontal thrust flat zone. Concentrations of gold along the base of quartz vein may be due to the damming of fluids migrating upward along layering.
Operating performance
Attributable production at Serra Grande was 97,000 ounces for the year, in line with that of 2005. The steady appreciation of the Brazilian real, combined with lower grades, resulted in a 25% increase in total cash cost to $198 per ounce, in spite of stable production.
Gross profit adjusted for the effect of the loss on unrealised non-
hedge derivatives and other commodity contracts was nevertheless
18% higher at $26 million, as a consequence of a significantly higher price received for the year.
Growth prospects
The Serra Grande brownfields exploration programme is focused on increasing reserves and resources in areas around Mina III, Mina
Nova, and the Palmeiras project by means of underground and
surface diamond drilling.
A study was carried out in 2006 proving the viability of mining the
Mina III open pit. Production is expected to begin in mid-2007.
Results from the exploration programme under way at the nearby
Palmeiras orebody justifies the construction of an exploratory ramp and an underground conceptual study. The latter is scheduled to begin in mid-2007.
Outlook
Attributable production at Serra Grande is expected to decrease to 90,000 ounces in 2007, mainly a result of the lower
grades expected. Total cash costs will increase to $244 per
ounce, while capital expenditure is anticipated to increase to
$19 million ($10 million attributable), the bulk of which will be spent on ore reserve development, the Palmeiras project and
mine equipment.

AngloGold Ashanti has two operations in Ghana, Obuasi and
Iduapriem. The sale of the third operation, Bibiani, was completed on
1 December 2006 and thus contributed to AngloGold Ashanti for
11 months of the year. Combined attributable production for the year was 592,000 ounces, a decrease of 13% on 2005, at a total cash cost of $390 per ounce.
Obuasi
Description: The Obuasi mine is located in the Ashanti region in the south of Ghana. It is primarily an underground operation, although some surface mining still takes place. Ore is processed by two main treatment plants: the sulphide plant (for underground ore) and the tailings plant (for tailings reclamation operations). A third plant, the oxide plant, is used to batch-treat remnant opencast ore and stockpiles, of which there are adequate
tonnages to keep the plant operational until 2008.
Geology: The gold deposits at Obuasi are part of the prominent gold belt of Proterozoic (Birimian) volcano-sedimentary and
igneous formations that extend for a distance of approximately
300 kilometres in a north-east/south-west trend in south-western
Ghana. Obuasi mineralisation is shear-zone related and there are three main structural trends hosting gold mineralisation: the
Obuasi trend, the Gyabunsu trend and the Binsere trend.
Two main ore types are mined:
quartz veins, consisting mainly of quartz with free gold in
association with lesser amounts of various metal sulphides
such as iron, zinc, lead and copper. The gold particles are
generally fine-grained and are occasionally visible to the
naked eye. This ore type is generally non-refractory;
sulphide ore that is characterised by the inclusion of gold in the crystal structure of a sulphide material. The gold in these ores is fine-grained and often locked in arsenopyrite. Higher gold grades tend to be associated with finer grained
arsenopyrite crystals. Other prominent minerals include
quartz, chlorite and sericite. Sulphide ore is generally
refractory.
Operating performance
After three quarters of declining yields, Obuasi reported higher grades in the fourth quarter and ended the year with production of
387,000 ounces, slightly below that of 2005. Increased treatment of lower-grade ore throughout the year meant that yield in 2006 was 4.39g/t compared with 4.77g/t in 2005, which pushed up
total cash costs by 15% to $395 per ounce.
Gross loss adjusted for the effect of the loss on unrealised non-
hedge derivatives and other commodity contracts increased by
163% to $42 million for the year.
Page 66_AngloGold Ashanti
_Annual Financial Statements 2006
Review of operations – Ghana

AngloGold Ashanti
_Annual Financial Statements 2006_Page 67
Growth prospects
The development of the deep-level ore deposits at the Obuasi mine has the potential to extend the life of mine by 35 years.
A feasibility study is currently underway to test this potential and is expected to yield results by early 2008.
Depending upon the results of this study, the full development of
Obuasi Deeps may proceed.
Outlook
Production at Obuasi in 2007 is expected to increase marginally to
400,000 ounces. Total cash costs are expected to improve
to around $355 per ounce as a result of the implementation of cost-savings and right-sizing initiatives. Capital expenditure will decline to around $87 million.
Iduapriem
Description: Iduapriem mine is located in the western region of
Ghana, some 70 kilometres north of the coastal city of Takoradi, and 10 kilometres south-west of Tarkwa. The mine comprises two adjacent properties, Iduapriem and Teberebie. AngloGold Ashanti has an 80% stake in Iduapriem (the remaining 20% is owned by the International Finance Corporation) and a 90% holding in the
Teberebie mine (the government of Ghana holds the remaining
10% interest). The combined AngloGold Ashanti stake is 85%.
Geology: The Iduapriem and Teberebie gold mines are located along the southern end of the Tarkwa basin. The mineralisation is
Obuasi
2006
2005
*2004
Pay limit (oz/t)†
0.229
0.177
0.188
Pay limit (g/t)
7.13
6.06
6.43
Recovered grade (oz/t)†
0.128
0.139
0.154
Recovered grade (g/t)†
4.39
4.77
5.27
Gold production (000oz)
387
391
255
Total cash costs ($/oz)
395
345
305
Total production costs ($/oz)
600
481
426
Capital expenditure ($ million)
91
78
32
Total number of employees
7,839
8,295
6,747
Employees
5,629
5,852
6,029
Contractors
2,210
2,443
718
* For the eight months from May to December.
† Note pay limits and recovered grade refer to underground ore resources.

contained in the Banket Series of rocks within the Tarkwaian System of Proterozoic age. The outcropping Banket Series of rocks in the mine area form prominent, arcuate ridges extending southwards from Tarkwa, westwards through Iduapriem and northwards towards
Teberebie.
Operating performance
At Iduapriem, attributable gold production decreased by 4% year-
on-year to 167,000 ounces following a series of mill and crusher breakdowns that affected the operation during the first two
quarters of the year. Total cash costs rose by 6% to $368 per ounce in response to the decline in production and inflation-driven increases in operating costs.
The higher price received resulted in gross profit adjusted for the effect of the loss on unrealised non-hedge derivatives and other commodity contracts of $7 million for the year, compared with a loss of $2 million in 2005.
Page 68_AngloGold Ashanti
_Annual Financial Statements 2006
Review of operations – Ghana cont.
Iduapriem
2006
2005
*2004
Pay limit (oz/t)
0.050
0.023
0.022
Pay limit (g/t)
1.60
0.72
0.76
Recovered grade (oz/t)**
0.051
0.050
0.050
Recovered grade (g/t)**
1.74
1.71
1.72
Gold production (000oz) – 100%
196
205
147
Gold production (000oz) – 85%
167
174
125
Total cash costs ($/oz)
368
348
303
Total production costs ($/oz)
478
451
423
Capital expenditure
($ million) – 100%
6
5
4
Capital expenditure
($ million) – 85%
5
4
3
Total number of employees
1,251
1,283
1,306
Employees
668
698
709
Contractors
583
585
597
* For the eight months from May to December.
** Open-pit operations.

AngloGold Ashanti
_Annual Financial Statements 2006_Page 69
Attributable capital expenditure was $5 million and was spent primarily on the start of the plant expansion project and general stay-
in-business expenses.
Growth prospects
A plant expansion project to increase treatment capacity from 3.7 to
4.3 million tonnes a year began during the fourth quarter of 2006.
The expansion is expected to be commissioned in the third quarter of 2008 at a capital cost of $41 million.
During 2007, a scoping study will be undertaken to evaluate
the economics of exploiting the considerable low-grade mineral resources of other properties which lie in the Tarkwaian
conglomerates extending below the economic limit of the pits.
Outlook
Production at Iduapriem in 2007 is expected to be 170,000
ounces as a result of a planned higher yield. Total cash costs are likely increase to around $403 per ounce and capital expenditure will be significantly higher at $46 million as a result of the plant expansion project.
Bibiani
Description: The Bibiani mine, which is located in the western region of Ghana, 90 kilometres west of Kumasi, was restarted in
1998 as an opencast mine with a carbon-in-leach (CIL) plant.
Geology: The Bibiani gold deposit lies within Birimian meta-
sediments and related rocks which occur in the Proterozoic Sefwi
Bibiani
†
2006
2005
*2004
Pay limit (oz/t)
0.030
0.020
0.020
Pay limit (g/t)
0.83
0.70
0.70
Recovered grade (oz/t)**
0.016
0.042
0.056
Recovered grade (g/t)**
0.55
1.46
1.93
Gold production (000oz)
37
115
105
Total cash costs ($/oz)
437
305
251
Total production costs ($/oz)
464
482
369
Capital expenditure ($ million)
–
7
7
Total number of employees
353
602
871
Employees
211
462
479
Contractors
142
140
392
* For the eight months from May to December.
† For the 11 months from January to November.
** Surface and dump reclamation (2006) and open-pit operations
(2004 and 2005).

Belt of southern Ghana. Gold and gold-bearing sulphide
mineralisation occurs in quartz-filled shear zones and in altered rocks adjacent to those shears. The full strike of the Bibiani structure is at least 4 kilometres. For metallurgical classification there are three main ore types at Bibiani: primary, transition and oxide. Further lithological classification gives four ore types: quartz (generally high grade), stockwork (medium-high grade), phyllites and porphyry (both low grade).
Operating performance
In the third quarter of 2006, the company announced the intended sale of Bibiani to Central African Gold for a total consideration of
$40 million. The deal was subject to certain regulatory conditions and was completed on 1 December 2006, effectively removing
Bibiani’s December production contribution.
Production declined steadily through the year in line with the forecast downscaling of the mine to a tailings-only operation. This
downscaling, combined with the effect of the sale and a series of both power outages and circuit tank breakdowns in the second quarter, resulted in attributable production for 2006 of
37,000 ounces, a 68% decrease year-on-year.
Total cash costs were negatively affected by these operational difficulties, as well as by the lower tailings grades and recoveries, and therefore increased by 43% to $437 per ounce for the year.
Gross profit adjusted for the effect of the loss on unrealised non-
hedge derivatives and other commodity contracts was $5 million for the year, compared with a loss of $10 million in 2005. Improved profitability was mainly because of a 35% increase in the price received.
Outlook
The sale of Bibiani to Central African Gold was completed on
1 December 2006.
Review of operations – Ghana cont.
Page 70_AngloGold Ashanti
_Annual Financial Statements 2006

AngloGold Ashanti
_Annual Financial Statements 2006_Page 71
Review of operations – Guinea
The Siguiri mine is AngloGold Ashanti’s only operation in the
Republic of Guinea. The government of Guinea has a 15% stake in the mine with the balance of 85% being held by AngloGold
Ashanti. In 2006, the mine produced 256,000 attributable ounces of gold at total cash cost of $399 per ounce.
Siguiri
Description: Siguiri mine, an open-pit operation, is located in the
Siguiri district in the north-east of the Republic of Guinea, West
Africa, about 850 kilometres from the capital city of Conakry. The nearest major town is Siguiri (approximately 50,000 inhabitants), located on the banks of the Niger River.
Geology: This concession is dominated by Proterozoic Birimian rocks which consist of turbidite facies sedimentary sequences.
Two main types of gold deposits occur in the Siguiri basin and are mined, namely:
laterite or CAP mineralisation which occurs as aprons of
colluvial or as palaeo-channels of alluvial lateritic gravel adjacent to, and immediately above; and
in situ quartz-vein related mineralisation hosted in meta-
sediments with the better mineralisation associated with vein stockworks that occurs preferentially in the coarser, brittle siltstones and sandstones.
The mineralised rocks have been deeply weathered to below
100 metres in places to form saprolite or SAP mineralisation. The practice at Siguiri has been to blend the CAP and SAP ore types and to process these using the heap-leach method. With the
percentage of available CAP ore decreasing, however, a new
carbon-in-pulp (CIP) plant was brought on stream during 2005 to treat predominantly SAP ore.
Operating performance
Once ball mill problems had been resolved in the first quarter of 2006, production at Siguiri improved and the operation finished the year with production of 256,000 attributable ounces, a 4% increase on that of the previous year.
Total cash costs were considerably higher year-on-year due to maintenance shut-downs and post-commissioning plant modifications, as well as higher fuel costs and increased royalty payments as a result of the rise in the gold price. Consequently total cash costs were
$399 per ounce in comparison with $301 per ounce in 2005.
In spite of the higher spot price received for the year, gross profit adjusted for the effect of the loss on unrealised non-hedge derivatives and other commodity contracts declined to a break-even position from
$12 million the previous year, mainly because of higher royalty payments, increased operating costs and additional amortisation charges related to the newly commissioned CIP plant.

Growth prospects
The new CIP plant has transformed this operation. Whereas Siguiri was previously a heap-leach operation, constrained by limited economically treatable mineral resources, the mine is now able to economically exploit the saprolitic ores that extend below the base of the existing pits. In addition, there is still considerable exploration potential adjacent to the existing mine infrastructure.
Outlook
At Siguiri in 2007, production is expected to increase to around
270,000 ounces where it should remain for the next several years.
Total cash costs are anticipated to remain relatively steady at
$399 per ounce as the CIP plant settles into steady-state
operation. Capital expenditure will remain steady at $14 million, the bulk of which will be spent on brownfields exploration, tailings dam extensions and various small infrastructure projects.
Page 72_AngloGold Ashanti
_Annual Financial Statements 2006
Review of operations – Guinea cont.
Siguiri
2006
2005
*2004
Pay limit (oz/t)
0.030
0.017
0.017
Pay limit (g/t)
0.94
0.55
0.59
Recovered grade (oz/t)**
0.032
0.035
0.032
Recovered grade (g/t)**
1.08
1.21
1.10
Gold production (000oz) 100%
301
289
98
Gold production (000oz) 85%
256
246
83
Total cash costs ($/oz)
399
301
443
Total production costs ($/oz)
552
414
534
Capital expenditure
($ million) 100%
16
36
57
Capital expenditure
($ million) 85%
14
31
48
Total number of employees
2,708
1,978
2,606
Employees
1,541
1,170
1,194
Contractors
1,167
808
1,412
* For the eight months from May to December.
** Open-pit operations (2005 and 2006) and heap leach operations (2004).

AngloGold Ashanti
_Annual Financial Statements 2006_Page 73
Review of operations – Mali
AngloGold Ashanti has interests in three operations in Mali:
Sadiola (AngloGold Ashanti: 38%; IAMGOLD: 38%;
government of Mali: 18%; and International Finance
Corporation: 6%),
Yatela (owned by Société d'Exploitation des Mines d'Or de
Yatela SA in which AngloGold Ashanti holds 40%, IAMGOLD,
40% and government of Mali, 20%); and
Morila Joint Venture (AngloGold Ashanti: 40%, Randgold
Resources Limited: 40% and government of Mali: 20%). All
three mines are operated by AngloGold Ashanti.
In 2006, the Malian operations produced 537,000 attributable ounces at total cash costs of $270 per ounce (Sadiola), $228 per ounce (Yatela), and $275 per ounce (Morila).
Sadiola
Description: AngloGold Ashanti manages the Sadiola mine, which is situated within the Sadiola exploitation area in western Mali. The mine is situated 77 kilometres south of the regional capital of Kayes.
Geology: The Sadiola deposit occurs within an inlier of
greenschist facies metamorphosed Birimian rocks known as the
Kenieba Window. The specific rocks that host the mineralisation are marbles and greywackes which have been intensely
weathered to a maximum depth of 200 metres. A series of north-
south trending faults occurs that feeds the Sadiola mineralisation.
As a result of an east-west regional compression event,
deformation occurs along a north-south striking marble-
greywacke contact, increasing the porosity of this zone. North-
east striking structures, which intersect the north-south contact, have introduced mineralisation, mainly with the marble where the porosity was greatest.
The Sadiola Hill deposit generally consists of two zones, an upper oxidised cap and an underlying sulphide zone. From 1996 until
2002, shallow saprolite oxide ore was the primary ore source.
Since 2002, the deeper saprolitic sulphide ore has been mined and will progressively replace the depleting oxide reserves.
Operating performance
Attributable gold production increased by 13% year-on-year to
190,000 ounces in spite of a tailings pipeline replacement that negatively affected tonnage throughput in the first quarter. Most of the production improvement was related to steady treatment plant operations and the higher yields achieved as a result of improved metallurgical recovery on oxide ore and the increased treatment of higher grade sulphide ore.
Total cash costs rose by 2% to $270 per ounce, mainly owing
to increased royalty payments arising from the higher gold price.

Gross profit adjusted for the effect of the loss on unrealised non-
hedge derivatives and other commodity contracts more than
doubled to $49 million. The higher costs were offset by increases both in production and, more significantly, in the price received.
Capital expenditure decreased by 43% to $4 million. The main areas of expenditure were additional fleet mobilisation charges, brownfields exploration and mining contract renewal costs.
Growth prospects
A recently completed pre-feasibility study showed that the hard sulphide ore below the current mining horizon can be mined
economically at proven metallurgical recoveries. Additional test work is being conducted to enhance recoveries and a feasibility study is planned to begin early in 2007.
Outlook
In 2007, attributable production at Sadiola is expected to decline to around 170,000 ounces. Total cash costs are forecast to increase to about $364 per ounce as a result of the higher cost of treating the harder sulphide ore, which will make up a greater proportion of the total ore treated in 2007. Attributable capital expenditure will increase to $7 million and will be primarily spent on brownfields exploration to convert deep sulphides from inferred status to indicated status, and on the exploration of satellite pits. The remaining capital expenditure will
Page 74_AngloGold Ashanti
_Annual Financial Statements 2006
Sadiola
2006
2005
2004
Pay limit (oz/t)
0.06
0.05
0.06
Pay limit (g/t)
1.98
1.80
1.76
Recovered grade (oz/t)
0.094
0.080
0.081
Recovered grade g/t
3.22
2.73
2.77
Gold production (000oz)
– 100%
500
442
459
Gold production
(000oz) – 38%
190
168
174
Total cash costs ($/oz)
270
265
242
Total production
costs ($/oz)
335
336
301
Capital expenditure
($ million) 100%
11
18
16
Capital expenditure
($ million) 38%
4
7
6
Total number of employees
1,294
1,245
1,159
Employees
589
584
550
Contractors
705
661
609
Review of operations – Mali cont.

AngloGold Ashanti
_Annual Financial Statements 2006_Page 75
be allotted to the deep sulphides feasibility study, the installation of a gravity circuit and camp relocation costs.
Yatela
Description: Yatela is located some 25 kilometres north of Sadiola and approximately 50 kilometres south-south-west of Kayes, the regional capital.
Geology: Yatela mineralisation occurs as a keel-shaped body in
Birimian metacarbonates. The ‘keel’ is centred on a fault which was the feeder for the original mesothermal mineralisation, with an associated weakly mineralised diorite intrusion. Mineralisation occurs as a layer along the sides and in the bottom of the ‘keel’. The ore dips almost vertically on the west limb and more gently towards the west on the east limb, with tight closure to the south.
Operating performance
Attributable production rose significantly to 141,000 ounces owing to a 38% increase in grade, from 2.99g/t in 2005 to 4.12g/t in 2006. Total cash costs declined by 13% to $228 per ounce. This was the result of a favourable grade which was partially offset by a rise in operating costs as a result of a change at the beginning of the year from top-lift stacking of the heap-leach pad to bottom-lift stacking, which necessitated increased cement consumption.
Yatela
2006
2005
2004
Pay limit (oz/t)
0.06
0.05
0.06
Pay limit (g/t)
1.79
1.66
1.96
Recovered grade (oz/t)
0.120
0.087
0.099
Recovered grade g/t
4.12
2.99
3.41
Gold production
(000oz) 100%
352
246
242
Gold production
(000oz) 40%
141
98
97
Total cash costs ($/oz)
228
263
255
Total production costs ($/oz)
299
340
323
Capital expenditure
($ million) (100%)
3
5
7
Capital expenditure
($ million) (40%)
1
2
3
Total number of employees
878
910
1,033
Employees
203
210
208
Contractors
675
700
825

Gross profit adjusted for the effect of the loss on unrealised non-
hedge derivatives and other commodity contracts, at $44 million, was 300% higher than in 2005 due to the 35% improvement in the price received and the increase in production.
Capital expenditure of $1 million was 50% lower than that of the previous year and was incurred mainly on the construction of an additional leach pad.
Growth prospects
Mining of heap-leachable ore will cease in mid-2010 after which leaching and rinsing of the heaps will continue for some months. The potential for a small amount of sulphide ore below the existing
Alamoutala deposit to be treated at Sadiola is being investigated.
Outlook
Attributable production at Yatela is expected to decline in 2007 to around 110,000 ounces, as the seventh push-back of the pit to access the next level of higher-grade ore gets under way. Total cash costs are forecast to increase to approximately $326 per ounce.
Attributable capital expenditure is also expected to rise to approximately $2 million. This will be primarily spent on additional leach pads to accommodate production from the push-back seven project.
Morila
Description: Morila is situated some 180 kilometres by road south-
east of the capital of Mali, Bamako.
Review of operations – Mali cont.
Page 76_AngloGold Ashanti
_Annual Financial Statements 2006
Morila
2006
2005
2004
Pay limit (oz/t)
0.08
0.07
0.09
Pay limit (g/t)
2.41
2.27
2.81
Recovered grade (oz/t)
0.113
0.158
0.130
Recovered grade (g/t)
3.88
5.41
4.44
Gold production
(000oz) – 100%
517
655
510
Gold production
(000oz) – 40%
207
262
204
Total cash costs ($/oz)
275
191
184
Total production costs ($/oz)
349
293
263
Capital expenditure
($ million) 100%
3
5
4
Capital expenditure
($ million) 40%
1
2
2
Total number of employees
1,575
1,183
1,398
Employees
500
478
479
Contractors
1,075
705
919

AngloGold Ashanti
_Annual Financial Statements 2006_Page 77
Geology: Morila is a mesothermal, shear-zone-hosted deposit, which, apart from rising to surface in the west against steep faulting, lies flat. The deposit occurs within a sequence Birimian metal-arkoses of amphibolite metamorphic grade. Mineralisation is characterised by silica-feldspar alteration and sulphide
mineralisation consists of arsenopyrite, pyrrhotite, pyrite and chalocopyrite.
Operating performance
Gold production at Morila declined significantly this year, from
262,000 attributable ounces in 2005 to 207,000 ounces in 2006.
This was as a result of a general decrease in grade at the operation, from 5.41g/t to 3.88g/t, together with a major mill re-lining undertaken in the second quarter of the year that negatively affected tonnage throughput. There was a consequent 44% increase in total cash costs to $275 per ounce for the year.
Gross profit adjusted for the effect of the loss on unrealised non-
hedge derivatives and other commodity contracts rose by 33% to
$52 million as a result of the significant improvement in the price received for the year.
Capital expenditure was halved to $1 million and was spent on various small projects, including a minor plant upgrade.
Growth prospects
A regional drilling programme to discover another significant orebody is being conducted over a period of two years at a cost of $6 million.
Outlook
In 2007, attributable production at Morila is anticipated to decline slightly to 200,000 ounces while, given inflation and declining grades, total cash costs are expected to increase to
approximately $297 per ounce. In terms of the current plan,
mining will continue until early 2009, after which treatment of stockpiled ore will continue for another three years. Attributable capital expenditure for 2007 will increase to $4 million and will be spent primarily on converting the current power plant to heavy fuel oil usage. This is expected to have a positive effect on operating costs.

AngloGold Ashanti has one operation in Namibia, the Navachab mine. In 2006, the mine produced 86,000 ounces of gold at a total cash cost of $265 per ounce, compared with 81,000 ounces at a total cash cost of $321 per ounce in the previous year.
Navachab
Description: AngloGold Ashanti owns 100% of the Navachab open-
pit gold mine, which is located near Karibib in Namibia, on the southern west coast of Africa.
Geology: The Navachab deposit is hosted by Damaran greenschist-
amphibolite facies, calc-silicates, marbles and volcano-clastics. The rocks have been intruded by granites, pegmatites and (quartz-porphyry dykes) aplite and have also been deformed into a series of alternating dome and basin structures. The mineralised zone forms a sheet-like body which plunges at an angle of approximately 20° to the north-west.
The mineralisation is predominantly hosted in a sheeted vein set
(±60%) and a replacement skarn body (±40%).
The gold is very fine-grained and associated with pyrrhotite, and minor trace amounts of pyrite, chalcopyrite, maldonite
and bismuthinite. Approximately 80% of the gold is free milling.
Operating performance
In 2006, gold production rose by 6% to 86,000 ounces as
increased tonnage throughput offset the effect of a decline in grade from 2.05g/t to 1.81g/t. Total cash costs decreased by 17%
to $265 per ounce as a result of the increase in gold production, as well as the benefits associated with a stronger US dollar in the third and fourth quarters of the year.
Gross profit adjusted for the effect of the loss on unrealised non-
hedge derivatives and other commodity contracts more than
doubled to $22 million as a result of increases in both production and the price received.
Capital expenditure remained steady at $5 million and was
incurred mainly on preparation for mining of the Grid A satellite orebody and treatment plant optimisation.
Growth prospects
Historical studies on a potential pit expansion, which was
previously uneconomical, are being reviewed given the current outlook for the gold price. Several brownfields prospects located within trucking distance are currently under investigation.
Page 78_AngloGold Ashanti
_Annual Financial Statements 2006
Review of operations – Namibia

Outlook
Given the lower expected yields, total production at Navachab is estimated to decline slightly in 2007 to around 80,000 ounces.
Total cash costs are forecast to rise to approximately $359 per ounce, with capital expenditure anticipated to remain steady at
$5 million. This will be spent mainly on a plant upgrade to
accommodate higher tonnes in the future, as well as on
brownfields exploration.
AngloGold Ashanti
_Annual Financial Statements 2006_Page 79
Navachab
2006
2005
2004
Pay limit (oz/t)
0.04
0.05
0.05
Pay limit (g/t)
1.29
1.65
1.46
Recovered grade (oz/t)
0.053
0.060
0.046
Recovered grade (g/t)
1.81
2.05
1.59
Gold production (000oz)
86
81
67
Total cash costs ($/oz)
265
321
348
Total production costs ($/oz)
348
326
389
Capital expenditure
($ million)
5
5
21
Total number of employees
313
315
251*
Employees
313
315
251
Contractors
–
–
–
* No mining labour, contract or otherwise, was on site during the first half of 2004.

AngloGold Ashanti has one operation in Tanzania, the Geita
Gold Mine. In 2006, Geita produced 308,000 ounces of gold at a total cash cost of $497 per ounce. This compares with
613,000 ounces at a total cash cost of $298 per ounce in 2005.
Geita
Description: The Geita mine is located 80 kilometres south-west of the town of Mwanza, in the north-west of the country. It is a multi-pit operation with a CIL plant that has the capacity to treat
6 million tonnes a year.
Geology: Geita is an Archaean mesothermal, mainly Banded
Ironstone Formation (BIF)-hosted, deposit. Mineralisation
is located where auriferous fluids, which are interpreted to have moved along shears often on BIF-diorite contacts, reacted with the BIF. Some lower grade mineralisation can occur in the diorite as well (usually in association with BIF-hosted
mineralisation). Approximately 20% of the gold is hosted in the diorite.
Operating performance
In 2006, gold production at Geita decreased by 50% to
308,000 ounces owing to a combination of factors. In the
first quarter, drought reduced the water supply to the processing plant and subsequent heavy rains resulted in hauling
constraints. This, combined with the slower-than-anticipated cut-
back of the Nyankanga pit, resulted in a 46% drop in grade for the year. These matters also contributed to a 67% increase in total cash costs at Geita year-on-year, from $298 per ounce in 2005 to
$497 per ounce for 2006.
The lower gold production resulted in a gross loss adjusted for the effect of the loss on unrealised non-hedge derivatives and other commodity contracts of $2 million compared with a profit of
$9 million in 2005.
Capital expenditure of $67 million included infrastructural expenses associated with the change from contractor mining to owner mining, as well as the purchase of larger trucks and a shovel, and
brownfields exploration.
Growth prospects
Exploration to identify and generate resources for the inferred category, as well as the conversion of resources into reserves, will continue. Current inferred resources are expected to add four years to life of mine reserves and significant additional surface and underground brownfields potential is anticipated.
Page 80_AngloGold Ashanti
_Annual Financial Statements 2006
Review of operations – Tanzania

AngloGold Ashanti
_Annual Financial Statements 2006_Page 81
Outlook
A partial slope failure in the Nyankanga pit in February 2007 has changed the mining sequence of the pit’s high-grade area,
reducing the 2007 Geita production outlook from a planned
doubling to a 30% increase to 400,000 ounces. The planned
volumes and grade will still be mined at the operation, but over a longer period of time. Total cash costs are expected to be
$479 per ounce, and capital expenditure will be in the region of
$53 million.
Geita
2006
2005
2004
Pay limit (oz/t)
0.13
0.07
0.09
Pay limit (g/t)
4.16
2.27
2.81
Recovered grade (oz/t)
0.049
0.092
0.109
Recovered grade (g/t)
1.68
3.14
3.74
Gold production
(000oz) – 100%
308
613
692
Gold production (000oz)
– 100% attributable from
May 2004
308
613
570
Total cash costs ($/oz)
497
298
250
Total production costs ($/oz)
595
387            328
Capital expenditure
($ million) 100%
67
78
14
Capital expenditure ($ million)
100% attributable from
May 2004
67
78
13
Total number of employees
3,220
2,280
2,256
Employees
2,043
1,066
661
Contractors
1,177
1,214
1,595

Cripple Creek & Victor (CC&V) is AngloGold Ashanti’s only operation in the United States and is located in the state of Colorado. The mine is
67% owned by AngloGold Ashanti with a 100% interest in the gold produced until loans extended to the joint venture are repaid. CC&V produced 283,000 ounces of gold at a total cash cost of $248 per ounce in 2006.
AngloGold Ashanti also owns the Big Springs property in Nevada, which is currently in the final stages of reclamation and closure.
Cripple Creek & Victor
Description: CC&V is an open-pit operation located south-west of
Colorado Springs in the state of Colorado.
Geology: The district of Cripple Creek is centred on an intensely altered alkaline, Tertiary-aged, diatreme-volcanic, intrusive complex, approximately circular in shape covering 18.4 square kilometres, and surrounded by Precambrian rocks. The Precambrian rocks consist of biotite gneiss, granodiorite, quartz monzonite and granite.
The intersection of these four units and regional tectonic events formed an area of regional dilation which subsequently localised the formation of the Tertiary-aged, volcanic complex. The majority of the complex in-filled with the eruptive phase Cripple Creek Breccia host rock. This complex was subsequently intruded by a series of Tertiary-
aged intrusive dykes and sills that included syenites, phonolites, phonotephrites and lamprophyres. These intrusives occupy all of the dominant district structural orientations as do laccoliths and cryptodomes. District structures are generally near vertical and strike north-north-west to north-east. These structures are commonly intruded by phonolite dykes which appear to have also acted as primary conduits for the late-stage, gold mineralising solutions. Higher grade pods of mineralisation occur at structural intersections and/or as sheeted vein zones along zones of strike deflection. High-grade gold mineralisation is associated with K-feldspar + pyrite +/- carbonate alteration and occurs adjacent to the major structural and intrusive dyke zones. The broader zones of disseminated mineralisation occur primarily as micro-fracture halos around the stronger alteration zones in the more permeable Cripple Creek Breccia wall rocks.
The average depth of oxidation is 120 metres and is also developed along major structural zones to even greater depths. Individual orebodies can be tabular, pipe-like, irregular or massive. Individual gold particles are generally less than 20 microns in size and occur as native gold with pyrite or native gold after gold-silver tellurides. Gold occurs within hydrous iron and manganese oxides and as gold-silver
tellurides. Silver is present but is economically unimportant. Gold mineralisation can be encapsulated by iron and manganese oxides, pyrite, K-feldspar alteration and quartz.
Operating performance
CC&V produced 283,000 ounces of gold in 2006, 14% less than
in 2005, principally as a result of reduced rainfall in the region and the consequent reduction in irrigation of the heap-leach pad.
Page 82_AngloGold Ashanti
_Annual Financial Statements 2006
Review of operations – United States of America

AngloGold Ashanti
_Annual Financial Statements 2006_Page 83
Total cash costs were $248 per ounce, an increase of 8% over those of 2005, primarily as a result of higher prices of consumables and greater mining activity, which resulted in the placement of 14% more tonnes of ore on the leach pad. The impact of the higher costs, however, was partially offset by the associated increase in
recoverable ounces placed on the leach pad. By the end of 2006, the water shortage issue had been addressed and gold production had returned to normal levels.
Gross profit adjusted for the effect of the loss on unrealised non-
hedge derivatives and other commodity contracts increased by 35%
to $23 million for the year, principally as a result of the higher price received.
Capital expenditure of $13 million was 63% higher than that of the previous year and was spent mainly on increased brownfields
exploration and upgrading the operation’s water delivery systems.
Growth prospects
CC&V has begun a feasibility study to examine the viability of a proposed mine-life extension project which, as currently conceived, would involve the staged construction of an additional heap-leach facility together with the development of new ore sources within the existing claims. Critical path activities include additional reserve definition drilling, engineering and permitting. The proposed project has the potential to extend the mine life by as much as 10 years at current production rates.
Outlook
In 2007, CC&V gold production is expected to increase to
310,000 ounces, as water levels within the leach pad are
optimised. Total cash costs are likely to increase to $267 per ounce, mainly owing to the rising cost of commodity inputs. Total capital expenditure is anticipated to be significantly higher at
$25 million, the bulk of which will be spent on the mine-life extension project.
Cripple Creek & Victor
2006
2005
2004
Pay limit (oz/t)
0.01
0.01
0.01
Pay limit (g/t)
0.34
0.34
0.34
Recovered grade (oz/t)
0.016
0.018
0.018
Recovered grade (g/t)
0.54
0.62
0.61
Gold production (000oz)
283
330
329
Total cash costs ($/oz)
248
230
220
Total production costs ($/oz)
356
333
300
Capital expenditure ($ million)
13
8
16
Total number of employees
369
357
387
Employees
325
313
313
Contractors
44
44
74

Page 84_AngloGold Ashanti
_Annual Financial Statements 2006
Global exploration
The replacement of production ounces through near-mine
(brownfields) exploration continued to remain a high priority for
AngloGold Ashanti in 2006. During the year, brownfields exploration activities continued around most of the group’s current operations.
In 2006, exploration activities in new areas (greenfields exploration)
were primarily focused on the Tropicana Joint Venture Project in
Western Australia, in Colombia, and in the Democratic Republic of
Congo (DRC). Joint ventures and partnerships with other companies facilitated additional greenfields exploration activities in Russia,
China, Laos, Colombia and the Philippines, while the company divested its exploration assets in both Alaska and Mongolia during the year. The discovery of new long-life, low-cost mines remains the principle objective of the greenfields exploration programme, although AngloGold Ashanti is also committed to maximising
shareholder value by exiting or selling those exploration assets that do not meet its internal growth criteria and also by opportunistically investing in prospective junior exploration companies.
During 2006, total exploration expenditure amounted to $103 million, of which $52 million was spent on brownfields exploration. The remaining $51 million was primarily invested in three key greenfields areas (the Tropicana joint venture in Western Australia, in Colombia, and in the DRC), with the remainder being spent in Russia, China, the
Operations with
brownfields exploration
Location of AngloGold Ashanti’s exploration ventures

AngloGold Ashanti
_Annual Financial Statements 2006_Page 85
Philippines and Laos. Exploration expenditure is expected to increase to $163 million in 2007, with $77 million to be spent on brownfields exploration and $86 million to be spent on greenfields exploration.
Argentina
At Cerro Vanguardia, drilling of over 30 linear kilometres along an extensive array of veins was completed to detect viable oreshoots.
Brownfields exploration resulted in the generation of 600,000 ounces of Mineral Resources.
Australia
Brownfields: At Sunrise Dam, brownfields exploration continues to focus on increasing the underground Mineral Resource inventory and increasing the confidence category of resources so that Ore Reserve conversion can occur. Underground diamond drilling has been
successful in identifying extensions to many of the known zones.
At Boddington Gold Mine, six diamond drill rigs were employed by the end of 2006 on drill programmes to convert Inferred Mineral
Resource to Indicated Mineral Resource within the planned pit and on near-pit resource extensions. Mineral Resource conversion drilling during 2006 focused primarily on the Central Diorite zone of the
Wandoo South pit where, historically, broad zones of mineralisation have been intersected.
Greenfields: AngloGold Ashanti holds a 70% interest in the Tropicana
Joint Venture Project, a 12,260 square kilometre tenement package located to the east and north-east of Kalgoorlie in Western Australia.
Prior to the start of AngloGold Ashanti’s exploration programme at
Tropicana in 2002, no significant gold exploration had been
undertaken in the district. Joint venture partner Independence Group
NL holds a free-carried interest in the project until the completion of a pre-feasibility study, at which point Independence Group NL is required to begin to contribute in terms of its 30% interest.
Initial drill target generation at Tropicana has been achieved using primarily soil geochemistry, with wide-spaced soil sampling
completed over the majority of the granted tenure. Drilling to date, at both the Tropicana zone and the recently discovered Havana zone, has confirmed the potential for the project to host a multi-million ounce gold resource. Additional early-stage targets requiring closer-
spaced follow-up soil sampling and drill testing have also been identified regionally.
Gold mineralisation at the Tropicana prospect (including the Havana zone), which is located 200 kilometres east-south-east of AngloGold
Ashanti’s Sunrise Dam operation, has been defined by both reverse circulation and diamond drilling to extend over a strike length of approximately four kilometres. The mineralisation is open to both the south and down-dip, and drilling is currently testing a potential block of fault-offset mineralisation to the north. The company is currently undertaking an intensive exploration and resource development drilling programme at Tropicana, and a pre-feasibility study is expected to begin in early 2007. For a complete listing of drill results from the Tropicana prospect, see Independence Group NL’s news releases on www.independencegroup.com.au.
First-pass aircore drilling at the Beachcomber 1 prospect, located
220 kilometres south of the Tropicana prospect in the southern portion of the tenement package, has intersected four metres at
43.5g/t from a depth of 24 metres. Additional drilling is currently underway to understand the dimensions and significance of
the result.
Brazil
At Córrego do Sítio, prospecting for both open pit and
underground ore continued. Conversion of open-pittable Mineral
Resources to reserves by in-fill drilling added 540,000 ounces to
Ore Reserves. Some 7,000 metres were drilled during 2006 to

Page 86_AngloGold Ashanti
_Annual Financial Statements 2006
Global exploration cont.
delineate ore shoots amenable to underground mining, although the orebodies are geometrically complex and will require detailed geological control during the exploitation phase. Drilling planned for
2007 will continue to concentrate on the Laranjeiras orebody.
Drilling has indicated an additional, probable economic orebody located south of Cachorro Bravo. Also at Córrego do Sítio, a new deposit (Paiol) is being delineated after three initial intersections returned encouraging results in the third quarter of 2006.
In March of 2006, Serra Grande acquired the mining rights to property adjacent to its current operations, permitting full access to the
Palmeiras orebody, as well as to the potential upside in surrounding mineralised structures. Growth in Mineral Resources and Ore Reserves in 2006 amounted to net gains of 400,000 and 300,000 ounces
respectively. This was mainly due to successful drilling and model interpretation of the open-pittable portions of the main orebodies and drilling in the vicinity of Corpo IV. Drilling in 2007 will focus on structurally controlled targets in a zone below Palmeiras and above
Corpo IV.
China
In February 2006, AngloGold Ashanti announced the acquisition of an effective 8.7% stake in Dynasty Gold Corporation through a
$2 million private placement. Dynasty Gold is a Vancouver-based explorer with a 70% interest in the Red Valley project in Qinghai, the
Wild Horse project in Gansu, and the Hatu project in Xinjiang. The proceeds of the AngloGold Ashanti placement are currently being used to fund further exploration at the Red Valley and Wild Horse projects, both of which are located in the prospective Qilian metallogenic belt. In addition to this equity investment, AngloGold
Ashanti retains the right to enter into joint ventures at either or both of the Red Valley and Wild Horse projects, and may earn-in to a total
55% interest by investing $5 million in exploration over three years.
Results from a recently completed 5,397-metre diamond drill
programme at Red Valley are currently being evaluated.
Complementing the company’s equity investment in Dynasty Gold
Corporation, AngloGold Ashanti also signed two separate co-
operative joint ventures (CJV) in 2006 with local partners at Yili-
Yunlong (in Xinjiang province) and Jinchanngou (in Gansu province).
These prospects possess the potential for epithermal gold and porphyry copper-gold deposits, and orogenic gold deposits,
respectively. Assuming final business registration approval is received from the Chinese regulatory authorities by early 2007, these projects are expected to form part of AngloGold Ashanti’s 2007 greenfields exploration drilling programme.
Colombia
AngloGold Ashanti made significant progress in 2006 in the
exploration of its extensive tenement position in Colombia, both through its own exploration activities and through its preferred joint venture partner strategy. AngloGold Ashanti has been active in
Colombia since 1999.
In terms of its own projects in 2006, AngloGold Ashanti completed first-pass drilling on the bulk-tonnage targets at Quinchia and
Gramalote in central Colombia. Initial results included 255 metres at
1.16g/t and 275 metres at 1.2g/t at Gramalote, and 265 metres at
0.8g/t and 242 metres at 0.85g/t at Quinchia. Follow-up diamond drilling is underway at both Gramalote and Quinchia.
In order to capitalise on its first-mover advantage in Colombia and to optimise its resources in the process of exploring the country,
AngloGold Ashanti also announced two exploration partnerships in the country during 2006. On 1 June, AngloGold Ashanti announced the signing of a Heads of Agreement with Bema Gold Corporation in order to form a new company to explore eight of AngloGold Ashanti’s mineral opportunities located in northern Colombia. In terms of this agreement, the new company will have the right to earn-in to a 51%
interest on any property that AngloGold Ashanti elects to farm-out

AngloGold Ashanti
_Annual Financial Statements 2006_Page 87
within the area of interest by carrying out a minimum of 3,000 metres of exploration drilling and by matching AngloGold Ashanti’s prior exploration expenditure. Bema Gold Corporation will provide a minimum of $5 million in exploration funding.
On 14 July, AngloGold Ashanti announced the signing of a second
Heads of Agreement with Antofagasta plc to jointly explore for new copper and gold deposits in the La Vega-Mocoa belt in southern
Colombia. All of AngloGold Ashanti’s mineral applications and contracts in the area of interest were included in the agreement and
Antofagasta has committed to funding a minimum of $1.3 million of exploration within 12 months of signing the agreement.
Democratic Republic of Congo (DRC)
Greenfields exploration activities in the DRC continued to focus on a
10 km x 15 km block surrounding the town of Mongbwalu in the north-eastern part of the country. Diamond drilling in 2006 remained concentrated on defining the resource potential of the mineralised mylonite zones at Adidi-Kanga at Nzebi-Senzere, together with following up on the significant new gold intercepts returned from the adjacent Pluto area. The mineralised mylonite zones in all three areas are shallow-dipping and occur at the contact between a granodiorite intrusive and volcano-sedimentary rocks of the Kilo greenstone belt.
Two reverse circulation drill rigs and one diamond drill rig will be used in 2007 to accelerate the exploration programme in the area. The company is initially targeting a 3 million-ounce gold inferred resource in the combined Adidi-Kanga and Nzebi-Senzere areas.
Regional drill target generation and evaluation programmes in the
Kilo greenstone belt will also be accelerated in 2007. An airborne geophysical survey, centred on Mongbwalu and extended to cover the highest priority targets in the region, is scheduled to be flown in early 2007. First-pass drill testing of targets will then be undertaken on a priority basis.
Ghana
Surface drilling continued throughout the year at Obuasi with the deep surface borehole UDSDD 3 intersecting the main reef fissure at
1697.38 metres to 1766.20 metres. Both the UDSDD 2 and UDSDD
3 holes are currently experiencing technical problems that have severely curtailed progress. As a result, one of the holes has been stopped and replaced by a hole drilled from underground.
Guinea
Drilling at Siguiri in 2006 focused on identifying and then following up known mineralisation at Kintinian, Eureka North, Kosan North and
Sintroko West prospects. Reconnaissance drilling was also
undertaken at the the Foulata and Saraya anomalies. Reverse
circulation drilling of selected portions of the spent heap leach in order to define a Mineral Resource began.
Laos
Regional reconnaissance exploration activities continued in Laos during 2006 as part of AngloGold Ashanti’s exploration alliance with
Oxiana Limited. A number of new target areas were defined and a follow-up field review is underway. AngloGold Ashanti also extended its Laos exploration alliance agreement with Oxiana for another year and amended the alliance to include the Sanakham Project area, which is still under application.
Mali
At Morila, regional drilling was undertaken on the grant defined sub-
economic mineralisation in the vicinity of the open-pit. The additional knowledge generated by drilling this campaign will be used to update the regional geological model and to further define drill targets in 2007. Infill drilling campaigns around the pit margin continued to upgrade the confidence of the Mineral Resource, while a drilling programme targeting underground potential was initiated at the near-pit Samacline anomaly.

Global exploration cont.
Page 88_AngloGold Ashanti
_Annual Financial Statements 2006
At Sadiola, exploration in 2006 focused primarily on further defining the hard sulphide orebody that lies below the main pit.
This orebody is currently the focus of an economic study and is expected to extend the mine’s life. Infill drilling also occurred at the
Tambali South and FE4 prospects, while reconnaissance drilling was undertaken at the smaller anomalies of Lakanfla East and
Sekokoto South East.
Mongolia
Exploration activities in Mongolia were terminated in early 2006 and the tenements and related data packages were subsequently sold to a third party.
Namibia
At Navachab, infill drilling was undertaken north of the main pit, with the intention of converting Inferred Mineral Resources to
Indicated Mineral Resources. A high-resolution magnetic survey over the mining licence was completed during the year and used to define further targets. Drilling focused on the Gecko central and north prospects with 1,000 metres of reverse circulation drilling returning positive results. Infill drilling was also undertaken at
Anomaly 16, located about five kilometres west of the main pit.
Philippines
In 2006, AngloGold Ashanti elected to exercise its right to proceed to a second joint venture with Red 5 Limited on the Outer Siana area.
This area comprises two tenements which surround, but do not include, Red 5’s proposed Siana open pit development. AngloGold
Ashanti and Red 5 have also entered into a joint venture to explore the Mapawa area, which is located 20 kilometres north of Siana and has potential to contain both epithermal style gold and porphyry style copper-gold deposits. The start of detailed exploration at Mapawa currently awaits the granting of a mineral production sharing agreement by the Mines and Geosciences Bureau in Manila.
Russia
On 21 September 2006, AngloGold Ashanti announced its
intention to enter into a 50:50 strategic alliance with Russian gold and silver producer, Polymetal, in which the two companies would co-operate in the exploration, acquisition and development of gold mining assets within the Russian Federation. Simultaneously,
AngloGold Ashanti agreed to acquire Trans-Siberian Gold’s (TSG)
interests in the Veduga and Bogunay projects in Krasnoyarsk for a consideration of $40 million and to contribute these assets to the strategic alliance with Polymetal. In return, Polymetal agreed to contribute two projects – Imitzoloto and Eniseevskaya – located in
Krasnoyarsk and Chitay respectively and valued at $16 million, to the new alliance, as well as to make an initial payment of
$12 million to AngloGold Ashanti.
Having acquired its Veduga and Bogunay projects, AngloGold
Ashanti continues to hold a 29.9% stake in TSG.
The strategic alliance is expected to be finalised by the end of the first quarter, 2007.
As a direct result of the new strategic alliance with Polymetal,
AngloGold Ashanti also announced the termination of its
exploration alliance with Eurasia Mining plc in respect of the Chita and Buryat regions of eastern Russia.
South Africa
At Moab Khotsong, the drilling of two surface boreholes continued
and a third hole was initiated during the year. These boreholes are together intended to further define the geological model of the mine.
Borehole MZA9 deflected on reef that averaged 5.13 grams per tonne over 82.2 centimetres (giving 422 cm.g/t) at 3204.29 metres in three acceptable intersections. The Vaal Reef was intersected at
3108.10 metres in the long deflection, and short deflection drilling is

AngloGold Ashanti
_Annual Financial Statements 2006_Page 89
in progress. Borehole MGR 7 successfully intersected the Vaal Reef.
A short deflection program on the Vaal Reef gave: 12.73 grams per tonne over 43.9 centimetres (giving 559 cm.g/t) at 3424.11 metres.
Long deflection drilling is still in progress. Borehole MMB5 was collared during the year and has advanced to 2733.95 metres in
Witwatersrand Quartzites (Elsburg Formation).
Tanzania
At Geita, drilling programmes showed extensions to known
orebodies at the Ridge 8 – Star & Comet gap as well as in the
Nyankanga South area. Infill drilling programmes aimed at
generating open-pit Mineral Resources were undertaken at the
Lone Cone and Area 3 West prospects. An airborne
electromagnetic geophysical survey was completed over a portion of the grant during the year.
United States
Brownfields
At Cripple Creek & Victor in Colorado, infill and step-out
development drilling focused on the South Cresson Deposit in 2006, and the final location of the west high wall and step-out drilling between the Main Cresson and the South Cresson pits has now
been prioritised. Infill drilling at 60-metre spacings was also carried out within the Life of Mine Extension Project area to determine geological potential for additional ore.
Greenfields
The divestiture of AngloGold Ashanti’s Alaskan exploration assets to
TSX-listed International Tower Hill Mines Limited (ITH) was
completed in August 2006. The company vended to ITH a 100%
interest in six existing exploration properties (Livengood, West Pogo,
Coffee Dome, Gilles, Caribou and Blackshell) together with the rights to a newly-staked property, Chisna. In addition, ITH retained an exclusive option to earn-in to 60% in each of the Lost Mine South and Terra properties in return for funding $3 million in exploration within four years. AngloGold Ashanti received a 19.99% equity stake in ITH in consideration of the divestiture.

Moz
December 2005 Mineral Resources
175.8
Reductions
2006 total depletion
-8.3
Tau Tona – areas on both the Ventersdorp Contact Reef and Carbon Leader Reef Shaft Pillars were determined not to have economic potential.
-1.9
Moab Khotsong – due to new exploration drilling
-1.4
Sadiola – due to a change in methodology when compared to the 2005 Mineral Resource
-0.9
Bibiani Mine – due to sale of asset
-0.9
Other – total of non-significant changes
-0.5
Additions
Obuasi – due to exploration and changes in estimation methodology below 50 level area
5.2
Boddington – due to successful exploration
2.1
Navachab – due to successful exploration, increased gold price and improved mining efficiencies.
2.1
Geita – due to revised Mineral Resource Models, successful exploration and increased gold price.
2.1
Siguiri – due to successful exploration and increased gold price.
1.5
Savuka – due to increased gold price
1.2
Cripple Creek and Victor – due to successful exploration and gold price
1.1
Iduapriem – due to increased gold price
0.7
Cerro Vanguardia – due to successful exploration
0.6
West Wits Surface – due to inclusion of tailing dams as a result of the increased gold price
0.5
Serra Grande – due to the successful exploration in the Open Pit and Mina Nova areas
0.2
Yatela – due to increased gold price
0.2
Other – total of non-significant changes
2.0
December 2006 Mineral Resources
181.6
Page 90_AngloGold Ashanti
_Annual Financial Statements 2006
Mineral Resources and Ore Reserves
Ore Reserves and Mineral Resources are reported in accordance with the minimum standard described by the Australasian Code for
Reporting of Exploration Results, Mineral Resources and Ore
Reserves (The JORC Code, 2004 Edition), and also conform to the standards set out in the South African Code for the Reporting of
Mineral Resources and Mineral Reserves (the SAMREC 2000 Code).
Mineral Resources are inclusive of the Ore Reserve component unless otherwise stated.
Mineral Resources
The 2006 Mineral Resource increased by 14.1 million ounces to
181.6 million ounces before depletion. After a depletion of 8.3 million ounces, the net increase is 5.8 million ounces. Mineral Resources were estimated at a gold price of $650 per ounce in contrast to the
$475 used in 2005. The increased gold price resulted in an increase of 5.8 million ounces while successful exploration and revised modelling resulted in a further increase of 7.6 million ounces.

AngloGold Ashanti
_Annual Financial Statements 2006_Page 91
Ore Reserves
Total AngloGold Ashanti Ore Reserves increased from 63.3 million ounces in 2005 to 66.9 million ounces in December 2006. A year-
on-year increase of 10.1 million ounces (16%) occurred before depletion and an increase of 3.6 million ounces (6%) occurred after depletion.
A gold price of $550 was used for Ore Reserve estimates in
contrast to the $400 used in 2005. The change in economic
assumptions made from 2005 to 2006 resulted in the Ore Reserve increasing by 3.7 million ounces while exploration and modelling resulted in an additional increase of 6.6 million ounces.
Moz
December 2005 Ore Reserves
63.3
Reductions
2006 total depletion
-6.5
Moab Khotsong – due to drop in values as a result of drilling
-0.4
Bibiani Mine – due to sale of asset
-0.1
Other – total of non-significant changes
-0.4
Additions
Mponeng – due to the inclusion of the VCR below 120 level project and higher gold price
2.9
Cripple Creek and Victor – due to planned extension of life
1.1
Sadiola – due to the inclusion of the Deep Sulphide Project
1.0
Boddington – due to upgrade of Inferred Mineral Resources in the Pit and increased gold and copper prices.
0.7
Sunrise Dam – due to inclusion of North-Wall Cutback and Cosmo Ore-bodies because of an increased gold price
0.7
Iduapriem – due to increased gold price
0.5
Tau Lekoa – due to increased gold price
0.5
AGA Mineração – due to Córrego do Sítio Sulphide exploration drilling and Cuiabá development
0.5
Cerro Vanguardia – due to successful exploration program and increased gold price
0.4
Siguiri – additional pit included due to increased gold price
0.4
Navachab – due to the increased gold price marginal ore is now economic and the pit is larger
0.3
Savuka – due to the increased gold price
0.3
Yatela – due to the inclusion of an additional cutback
0.2
Serra Grande – due to incorporation of an open pit and the development of levels with higher tons than expected
0.2
Morila – due to the increased gold price marginal ore is now economic
0.1
Other – total of non-significant changes
1.4
December 2006 Ore Reserves
66.9

By-products
A number of by-products are recovered as a result of the processing of gold ore reserves.
These include 11.8 thousand tonnes of uranium from the South
African operations, 0.19 million tonnes of copper from Australia,
0.50 million tonnes of sulphur from Brazil and 24.5 million ounces of silver from Argentina. Details of the by-product Mineral Resources and Ore Reserves are given in the supplementary statistics
document which is available on the corporate website,
www.AngloGoldAshanti.com.
Audit of 2005 Mineral Resource and Ore Reserve statement
During the course of the year, the AngloGold Ashanti 2005 Mineral
Resource and Ore Reserve Statement was submitted to
independent consultants for review. The mineral resources and ore reserves from six of AngloGold Ashanti's global operations were selected and reviewed. The company has been informed that the audit identified no material shortcomings in the process by which
AngloGold Ashanti's reserves and resources were evaluated. It is the company's intention to continue this process so that all its operations will be audited over a three-year period. The audit of those operations selected for review during 2007 is currently in progress.
Competent persons
The information in this report that relates to exploration results,
Mineral Resources or Ore Reserves is based on information
compiled by the competent persons listed below. They are either members of the Australian Institute of Mining and Metallurgy
(AusIMM) or recognised overseas professional organisations. They are all full-time employees of the company.
The competent person for AngloGold Ashanti exploration is:
E Roth, PhD (Economic Geology), BSc (Hons) (Geology),
MAusIMM, 16 years experience.
Competent persons for AngloGold Ashanti's Mineral Resources are:
VA Chamberlain, MSc (Mining Engineering), BSc (Hons)
(Geology), MAusIMM, 21 years experience.
MF O'Brien, MSc (Mining Economics), BSc (Hons) (Geology),
Dip Data, Pr.Sci.Nat., MAusIMM, 27 years’ experience.
Competent persons for AngloGold Ashanti's Ore Reserves are:
CE Brechtel, MSc (Mining Engineering), MAusIMM, 31 years’
experience.
D L Worrall, ACSM, MAusIMM, 26 years’ experience.
J van Zyl Visser, MSc (Mining Engineering), BSc (Mineral
Resource Management), PLATO, 20 years’ experience.
The competent persons consent to the inclusion of the exploration,
Mineral Resources and Ore Reserves information in this report, in the form and context in which it appears.
Notes
A detailed breakdown of the Mineral Resources and Ore Reserves is provided in the report entitled, Supplementary Information:
Mineral Reserves and Ore Reserves, which is available in the annual
report section of the AngloGold Ashanti website
(www.AngloGoldAshanti.com) and may be downloaded as a PDF file using Adobe Acrobat Reader. This information is also available on request from the AngloGold Ashanti offices at the addresses given at the back of this report.
Mineral Resources and Ore Reserves cont.
Page 92_AngloGold Ashanti
_Annual Financial Statements 2006

AngloGold Ashanti
_Annual Financial Statements 2006_Page 93
Ore Reserves by country
(attributable)
Metric
Imperial
Contained                                                          Contained
Tonnes
Grade
gold
Tons
Grade
gold
Category
million
g/t
tonnes
million
oz/t
Moz
South
Africa
Proved
15.5                7.86              122.0
17.1              0.229
3.9
Probable
181.6                3.99              724.7
200.2               0.116               23.3
Total
197.2                4.29              846.7
217.3               0.125               27.2
Argentina*
Proved
0.9
7.09                 6.1
0.9
0.207                  0.2
Probable
6.9                6.22                42.7
7.6
0.181                  1.4
Total
7.7                6.32                48.8
8.5
0.184                  1.6
Australia*
Proved
54.9
1.18
64.7
60.5
0.034
2.1
Probable
133.2
1.02
135.4
146.8
0.030
4.4
Total
188.0
1.07
200.1
207.3
0.031
6.4
Brazil*
Proved
3.7
5.60
20.8
4.1
0.163
0.7
Probable
10.3
7.40
76.3
11.4
0.216
2.5
Total
14.0
6.92
97.1
15.5
0.202
3.1
Ghana*
Proved
50.8
2.13
108.2
56.0
0.062
3.5
Probable
74.5
3.10
231.3
82.2
0.091
7.4
Total
125.3
2.71
339.5
138.1
0.079
10.9
Guinea*
Proved
18.2
0.60
10.8
20.1
0.017
0.3
Probable
52.7
0.85
45.0
58.1
0.025
1.4
Total
70.9
0.79
55.9
78.2
0.023
1.8
Mali*
Proved
15.7
1.79
28.0
17.3
0.052
0.9
Probable
20.8
2.85
59.1
22.9
0.083
1.9
Total
36.4
2.39
87.2
40.2
0.070
2.8
Namibia
Proved
5.3
1.08
5.8
5.9
0.032
0.2
Probable
10.1
1.63
16.5
11.2
0.048
0.5
Total
15.5
1.44
22.3
17.0
0.042
0.7
Tanzania
Proved
4.0
0.97
3.9
4.5
0.028
0.1
Probable
74.9
3.47
259.6
82.6
0.101
8.3
Total
79.0
3.34
263.6
87.0
0.097
8.5
USA
Proved
93.4
0.93
87.0
103.0
0.027
2.8
Probable
35.6
0.91
32.5
39.2
0.027
1.0
Total
129.0
0.93
119.5
142.2
0.027
3.8
Totals*
Proved
262.4
1.74
457.2
289.2
0.051
14.7
Probable
600.6
2.70
1,623.3
662.1
0.079
52.2
Total
863.0
2.41
2,080.5
951.3
0.070
66.9
* Reserves attributable to AngloGold Ashanti
Mineral Resources and Ore Reserves cont.
as at 31 December 2006

Page 94_AngloGold Ashanti
_Annual Financial Statements 2006
Mineral Resources by country (1)
Metric
Imperial
Contained                                                          Contained
Tonnes
Grade
gold
Tons
Grade
gold
Category
million
g/t
tonnes
million
oz/t
Moz
South Africa
 Measured
27.3
13.97
381.0
30.0
0.408
12.2
Indicated
528.5
3.89
2,054.4
582.6
0.113
66.1
Inferred
28.4
5.66
160.7
31.3
0.165
5.2
 Total
584.2
4.44
2,596.1
643.9
0.130
83.5
Argentina**
 Measured
11.4
2.35
26.7
12.6
0.068
0.9
Indicated
17.5
3.24
56.6
19.2
0.095
1.8
Inferred
10.4
3.03
31.4
11.4
0.088
1.0
 Total
39.2
2.93
114.7
43.2
0.085
3.7
Australia**
 Measured
71.2
1.08
76.6
78.5
0.031
2.5
Indicated
213.9
0.87
186.3
235.8
0.025
6.0
Inferred
233.3
0.73
170.3
257.1
0.021
5.5
 Total
518.4
0.84
433.2
571.5
0.024
13.9
Brazil**
 Measured
8.6
6.16
52.7
9.4
0.180
1.7
Indicated
18.5
7.35
136.3
20.4
0.214
4.4
Inferred
25.7
7.11
182.9
28.3
0.207
5.9
 Total
52.8
7.04
371.8
58.2
0.205
12.0
Ghana**
 Measured
82.1
3.60
295.7
90.4
1.105
9.5
Indicated
93.3
4.77
445.4
102.9
0.139
14.3
Inferred
43.9
6.47
284.2
48.4
0.189
9.1
 Total
219.3
4.68
1,025.4
241.8
0.136
33.0
Guinea**
 Measured
18.7
0.60
11.2
20.6
0.018
0.4
Indicated
74.1
0.83
61.5
81.6
0.024
2.0
Inferred
131.4
0.66
86.4
144.8
0.019
2.8
 Total
224.1
0.71
159.2
247.1
0.021
5.1
Mali**
 Measured
18.8
1.90
35.7
20.8
0.055
1.1
Indicated
23.4
2.80
65.6
25.8
0.082
2.1
Inferred
16.7
2.48
41.5
18.4
0.072
1.3
 Total
59.0
2.42
142.8
65.0
0.071
4.6
Namibia
 Measured
11.4
0.81
9.3
12.6
0.024
0.3
Indicated
53.8
1.29
69.1
59.3
0.037
2.2
Inferred
33.7
1.16
38.9
37.1
0.034
1.3
 Total
98.9
1.19
117.3
109.0
0.035
3.8
Tanzania
 Measured
4.0
0.97
3.9
4.5
0.028
0.1
Indicated
114.2
3.32
379.2
125.8
0.097
12.2
Inferred
24.3
3.09
75.2
26.8
0.090
2.4
 Total
142.5
3.22
458.3
157.1
0.094
14.7
USA
 Measured
180.2
0.82
148.3
198.7
0.024
4.8
Indicated
95.7
0.75
71.5
105.4
0.022
2.3
Inferred
14.1
0.59
8.3
15.6
0.017
0.3
 Total
290.0
0.79
228.1
319.7
0.023
7.3
Totals
 Measured
433.7
2.40
1,041.1
478.1
0.070
33.5
Indicated
1,232.8
2.86
3,525.8
1,359.0
0.083
113.4
Inferred
561.9
1.92
1,079.9
619.4
0.056
34.7
 Total
2,228.5
2.53
5,646.9
2,456.5
0.074
181.6
** Resources attributable to AngloGold Ashanti
(1)
Inclusive of the Ore Reserve component
Mineral Resources and Ore Reserves cont.
as at 31 December 2006

AngloGold Ashanti
_Annual Financial Statements 2006_Page 95
Corporate governance
Board of
directors
Corporate governance reference checklist
Key category
Key indicator
Key information
Reference/Additional information
Chairman
Deputy chairman
Independent non-
executive directors
Non-independent non-
executive directors
Executive directors
Appointment and
retirement of directors
Board
Russell Edey
Dr James Motlatsi
Frank Arisman
Reginald Bannerman
Elisabeth Bradley
Colin Brayshaw
Russell Edey
Joseph Mensah
Dr James Motlatsi
Prof. Wiseman Nkuhlu
Sipho Pityana
Dr Sam Jonah (President)
René Médori
Bill Nairn
Simon Thompson
Tony Trahar
Lazarus Zim
Bobby Godsell (CEO)
Neville Nicolau (COO: Africa)
Roberto Carvalho Silva (COO: International)
Srinivasan Venkatakrishnan (CFO)
Kelvin Williams (Marketing)
Directors retire by rotation every three
years.
Board has the power to appoint new directors but such directors must resign and stand for election at the next annual general meeting following their appointment by the board.
All appointments to the board are reviewed by the Nominations Committee prior to nomination to the board
17 directors (as at date of publication of this
report)
Independent chairman and deputy chairman
Nine independent non-executive directors
Four executive directors
Five non-executive directors
(non-independent)
Board Charter
Sets out powers, responsibilities, functions,
delegation of authority, and the areas of
authority expressly reserved for the board
Approved by the board 30 July 2003; amended 27 October 2004
Independent director and chairman
Independent director and deputy chairman
Independent in terms of Listings Requirements
of JSE Limited (JSE)
Sipho Pityana was appointed to the board effective
13 February 2007
Joseph Menash and Prof. Wiseman Nkuhlu were appointed to the board on 4 August 2006
Dr Sam Jonah resigned from the board on 12 February
2007
Lazarus Zim resigned from the board on 4 August 2006
 together with his alternate David Barber.
Kelvin Williams retired from the board on 6 May 2006
The following directors were re-elected or elected
at the annual general meeting on 5 May 2006:
Frank Arisman
Reginald Bannerman
Elisabeth Bradley
Roberto Carvalho Silva
Russell Edey
Bobby Godsell
René Médori
Dr James Motlatsi
Neville Nicolau
Srinivasan Venkatakrishnan
The following directors have been appointed by the board
since the last annual general meeting:
Joseph Mensah (4 August 2006)
Prof. Wiseman Nkuhlu (4 August 2006)
Sipho Pityana (13 February 2007)
The following directors will stand for re-election or
election  at the annual general meeting in May 2007:
Frank Arisman
Reginald Bannerman
Joseph Mensah
Bill Nairn
Prof. Wiseman Nkuhlu
Simon Thompson
Sipho Pityana
Dr Sam Jonah resigned from the board on 12 February
2007. Colin Brayshaw and Tony Trahar retire from the
board at the annual general meeting and have not made
themselves available
for re-election.
2006: 8 board meetings
Number of board committees: 9
Full biographical details, including each director's qualifications and year of appointment to the board, are available in the directors and executive management section on pages 20 to 24.

Board
committees
Corporate governance reference checklist
Key category
Key indicator
Key information
Reference/Additional information
Audit and Corporate
Governance
Committee
Employment Equity
& Development
Committee
Executive Committee
Investment
Committee
Market Development
Committee
Nominations
Committee
Members:
Colin Brayshaw (Chairman)
Prof. Wiseman Nkuhlu (Deputy Chairman)
Frank Arisman
Elisabeth Bradley
Russell Edey
Members:
Dr James Motlatsi (Chairman)
Frank Arisman
Reginald Bannerman
Roberto Carvalho Silva
Bobby Godsell
Bill Nairn
Neville Nicolau
Lazarus Zim
Members:
Bobby Godsell (Chairman)
Roberto Carvalho Silva
Richard Duffy
Neville Nicolau
Thero Setiloane
Srinivasan Venkatakrishnan
Kelvin Williams
Members:
Russell Edey (Chairman)
Elisabeth Bradley
Roberto Carvalho Silva
Dr Sam Jonah
Joseph Mensah
Bill Nairn
Neville Nicolau
Simon Thompson
Srinivasan Venkatakrishnan
Peter Whitcutt
Kelvin Williams
Members:
Elisabeth Bradley (Chairman)
Frank Arisman
Roberto Carvalho Silva
Bobby Godsell
Dr Sam Jonah
Dr James Motlatsi
Sipho Pityana
Kelvin Williams
Lazarus Zim
Members:
Russell Edey (Chairman)
Frank Arisman
Reginald Bannerman
Elisabeth Bradley
Colin Brayshaw
Dr James Motlatsi
Tony Trahar
Fully independent committee in terms of JSE's Listings
Requirements and the United States’ Sarbanes-Oxley
Act
See page 100 for details on the committee
Prof. Wiseman Nkuhlu was appointed to the board on
4 August 2006.
Financial experts for purposes of the Sarbanes-Oxley
Act: Colin Brayshaw and Prof Wiseman Nkuhlu
2006: eight committee meetings
Independent chairman
Reginald Bannerman was appointed to the committee
on 13 February 2007
See page 101 for details on the committee
2006: four committee meetings
Lazarus Zim resigned from the committee effective
4 August 2006
Executive management committee comprising executive
directors and the executive officers for business
development and marketing
Meetings are generally held on a weekly basis
Kelvin Williams retired from the board on 6 May 2006
and accordingly ceased to be a member of the
committee from that date. Thero Setiloane was
appointed to the committee with effect from 22
February 2006.
Independent chairman
See page 102 for details on the committee
2006: two committee meetings
Kelvin Williams retired from the board on 6 May 2006
and Dr Sam Jonah retired from the board on 12
February 2007 and accordingly they ceased to be
members of the committee from those dates. Joseph
Mensah was appointed to the committee effective 13
February 2007.
Independent chairman
See page 102 below for details on the committee
2006: two committee meetings
Lazarus Zim resigned from the committee effective 4
August 2006.
Kelvin Williams retired from the board on 6 May 2006
and Dr Sam Jonah retired from the board on 12
February 2007 and accordingly they ceased to be
members of the committee from those dates. Sipho
Pityana was appointed to the committee effective 13
February 2007.
Independent chairman
Majority independent committee (6 out of 7)
See page 102 for details on the committee
2006: one committee meeting
Reginald Bannerman was appointed to the committee on
5 May 2006
Page 96_AngloGold Ashanti
_Annual Financial Statements 2006
Corporate governance cont.

AngloGold Ashanti
_Annual Financial Statements 2006_Page 97
Board
committees
Directors’
policy
Insider
trading
Code of
ethics for
employee
Code of
ethics for
senior
financial
officers
Whistle
blowing
Disclosures
policy*
Corporate governance reference checklist
Key category
Key indicator
Key information
Reference/Additional information
Political Donations
Committee
Remuneration
Committee*
Safety, Health and
Sustainable
Development
Committee
Directors’ induction
policy*
Fit and proper
standards for directors
and company
secretaries policy*
Professional advice
for directors policy*
Market abuse (Insider
trading) policy*
Code of ethics for
employees*
Code of ethics for the
chief executive
officer, principal
financial officer and
senior financial
officers*
Confidential reporting
policy*
Disclosures policy*
Members:
Dr James Motlatsi (Chairman)
Elisabeth Bradley
Colin Brayshaw
Members:
Russell Edey (Chairman)
Reginald Bannerman
Colin Brayshaw
Tony Trahar
Members:
Bill Nairn (Chairman)
Sipho Pityana (Deputy Chairman)
Bobby Godsell
Dr Sam Jonah
Joseph Mensah
Dr James Motlatsi
Neville Nicolau
Simon Thompson
Approved by the board
30 January 2004
Approved by the board
30 January 2004
Approved by the board
30 January 2004
Policy approved by the board
30 October 2002;
amended 28 April 2005
Principles of Business Conduct
approved by the board
30 January 2003
Code approved by the board
30 July 2003. Amended July 2006.
Policy approved by the board
30 January 2004
Policy approved by the Executive
Committee on 6 December 2004
Fully independent committee
Policy on Political Donations*
See page 102 for details on the committee
2006: No meetings
Independent chairman
Majority independent committee (3 out of 4)
See page 102 for details on the committee
2006: 3 committee meetings
Reginald Bannerman was appointed to the committee on
5 May 2006.
Non-executive chairman
See page 102 for details on the committee
2006: 4 committee meetings
Dr Sam Jonah retired from the board on 12 February
2007. Joseph Mensah and Sipho Pityana were appointed
to the committee on 13 February 2007
See page 106 for details on the code of ethics
See page 106 for details on the code of ethics
See page 106 for details on the policy
See page 105 for details on the policy
* Policies/Committee Charters/Board Charter/Codes available on the company website: www.AngloGoldAshanti.com under > About > Corporate governance > Guidelines.

AngloGold Ashanti is compliant with the South African King Code on
Corporate Governance, 2002, (the King Code) except in a few areas where the company has chosen not to adhere. Areas of non-
compliance with the King Code are fully detailed below as required by the Listings Requirements of the JSE. The company is compliant with the applicable corporate governance requirements of the
Sarbanes-Oxley Act in the United States. Compliance with Section
404 of the Act is required for the 2006 financial year.
Significant corporate governance milestones achieved during the year include:
inclusion in the JSE Sustainability Index 2006;
being awarded first place in 2006 in the category of best
annual report at the Institute of Chartered Secretaries and
Administrators of Southern Africa and JSE Annual Report
Awards, in the mining and non-mining resources sector;
being ranked seventh in the 2006 Accountability Rating:
South Africa by the UNISA Centre for Corporate Citizenship;
and
receiving an Excellent Rating in the Ernst & Young Excellence in
Sustainability Reporting Survey.
The board of directors
The board comprises a unitary board structure consisting of
18 directors who assume complete responsibility for the activities of the company, including the total risk management framework of the company. The board has a written charter that governs its powers, functions and responsibilities. The board contains the mix of skills, experience and knowledge required of a multinational gold company.
Directors’ retirement follows a staggered process with one-third of the directors retiring at least every three years at the annual general meeting (AGM). A curriculum vitae of each director standing for re-election is placed before shareholders at the annual general meeting to help inform the process of re-election. The board is authorised by the company’s articles of association to appoint new directors, provided such appointees retire at the next annual general meeting and stand for election by shareholders. A Nominations
Committee has been established as a sub-committee of the board to help identify suitable candidates for appointment to the board.
The executive directors are appointed by the board to oversee the day-to-day running of the company through effective supervision of management. Executive directors are held accountable by regular reporting to the board, and their performance is measured against pre-determined criteria as well as the performance of their respective business units.
Only executive directors have contracts of employment with the company. There are no contracts of service between the directors and the company, or any of its subsidiaries that are terminable at periods of notice exceeding one year or that require the payment of compensation. Non-executive directors do not hold service
contracts with the company. Details on the remuneration of
executive and non-executive directors are presented in the
Remuneration Report on page 126.
Non-executive directors provide the board with invaluable and balanced advice and experience that is independent of management and the executive. The presence of independent directors on the board, and the critical role they play as board representatives on key committees such as the Audit and Corporate Governance,
Nominations, Political Donations and Remuneration committees, together with their calibre, experience and standing within the community, ensures that the company’s interests are served by impartial views that are separate from those of management and shareholders.
Corporate governance cont.
Page 98_AngloGold Ashanti
_Annual Financial Statements 2006

AngloGold Ashanti
_Annual Financial Statements 2006_Page 99
During the course of 2006, Anglo American plc began the process of reducing its shareholding in the company with the effect that
AngloGold Ashanti is no longer regarded as a controlled company as defined in the NYSE Listing Manual. The manual requires that all companies listed on the NYSE have a board comprising a majority of independent directors unless it is a controlled company. In any event, as a foreign private issuer listed on the NYSE and in terms of section 303A.00 of the NYSE Listing Manual, AngloGold Ashanti is
not required to have a majority independent board if the company’s primary exchange does not require this. The JSE, on which
exchange the company has its primary listing, does not require a majority independent board.
In terms of board policy, a director will qualify as being independent provided AngloGold Ashanti has not, over the preceding year, done business in excess of $10 million or 5% of the company’s treasury business with the employer of that director. Furthermore, in compliance with JSE Listings Requirements, an independent
director must not be a representative of a shareholder who has the ability to control or materially influence management and/or the board; not have been employed by the company or be the spouse of a person employed by the company in an executive role in the past three years; not been an adviser to the company other than in the capacity as a director of the company; not be a material supplier, customer or have a material contractual relationship with the company; and be free of any relationship that could be seen to materially interfere with the independence of that person. The board has affirmatively determined that all nine independent directors comply with these requirements of independence.
The board, its sub-committees, and the directors all completed an annual evaluation process to review their effectiveness. The chairman of each committee and the chairman of the board led the processes to evaluate the committees and the board respectively.
Both the managing secretary and company secretary played a
critical role in this process. The evaluation of each non-executive director’s performance was led by the board chairman, while the assessment of the performance of the board chairman was led by the deputy chairman of the board. The performance evaluation of the executive directors is conducted by the Remuneration Committee.
For full details, see Remuneration Committee on page 102.
A managing secretary and company secretary have been appointed to assist the board in its deliberations, informing members of their legal duties and ensuring, together with the executive directors and senior management, that its resolutions are carried out. Together with the investor relations department, the company secretarial function also provides a direct communications link with investors and liaises with the company’s share registrars on all issues affecting shareholders. The company secretarial function, in consultation with other departments, furthermore, provides mandatory information required by various regulatory bodies and stock exchanges on which the company is listed.
The managing secretary and company secretary are responsible for compliance with all the statutory requirements related to the administration of the Share Incentive Scheme. The managing
secretary and company secretary ensure that minutes of all
shareholders’, board and board committees’ meetings are properly recorded in accordance with the South African Companies Act of
1973. The company secretarial and compliance functions also play a crucial role in the induction of new directors.
A compliance function has been established to assist the board and management to determine their statutory duties, ensure legal compliance and advise on issues of corporate governance.
All members of the board have access to management and the
records of the company, as well as to external professional advisers should the need arise.

Eight board meetings took place during the course of 2006. All directors, or their designated alternates, attended the board meetings during their tenure except for Mr Médori who was unable to attend five meetings; Mr Thompson and Dr Jonah who were
unable to attend four; Messrs Arisman and Bannerman and
Dr Motlatsi who were unable to attend three and Messrs Brayshaw,
Edey, Nairn, Trahar and Prof Nkuhlu who were unable to attend two.
The non-executive directors met during the year in the absence of executive directors and management, and under the stewardship of the independent chairman of the board.
AngloGold Ashanti does not permit directors and key employees (that is, employees having access to price sensitive information) to trade in company shares during closed periods. Directors and key employees are required to follow a formal process before trading in the company’s shares. Closed periods are in effect from the end of the reporting period to and including the date of publication of the quarterly, half-
yearly and year-end results. Where appropriate, a closed period is also effective during periods when major transactions are being negotiated and a public announcement is imminent.
Board sub-committees
To facilitate the activities and deliberations of the board, the board has established a number of sub-committees, comprising members of the board, with written terms of reference governing the powers, functions and activities of each sub-committee.
Members of board committees have access to management and the records of the company, as well as to external professional advisers should the need arise. A description of each sub-committee is provided below.
The Audit and Corporate Governance Committee
The Audit and Corporate Governance Committee, inclusive of its chairman, comprises five independent non-executive directors. The
Sarbanes-Oxley Act requires the board to identify a financial expert from its ranks. The board has resolved that Mr Brayshaw, chairman of the committee, and Professor Nkuhlu, the committee’s deputy chairman, are the board’s financial experts. All members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and corporate governance disciplines. In relation to
independent directors’ membership of the committee, AngloGold
Ashanti deviates from the guidelines of the King Code but complies with the requirements of the Sarbanes-Oxley Act as the chief executive officer is not a member of the committee but, if required, may attend by invitation from the chairman of the committee. In addition, AngloGold Ashanti deviates from the guidelines of the King
Code, in that the board chairman is a member of the committee. The board considers that the board chairman possesses invaluable experience and knowledge warranting his membership of the
committee.
The group internal audit manager has unrestricted access to both the chief executive officer and the chief financial officer, the board chairman and the chairman of this committee, and is invited to attend and report on his department’s activities at all committee meetings. The board is confident that the unfettered access of the group internal audit manager to key board members, and the
direct and regular reporting to the committee, together with his calibre, experience and integrity, enable him to discharge his duties as required by law and in fulfilment of his obligations to the company. The function, duties and powers of internal audit, for which the group internal audit manager is responsible, are
governed by a formal internal audit charter that has been
approved by the committee. In addition, the group internal audit manager meets with the committee members in the absence of
management.
Corporate governance cont.
Page 100_AngloGold Ashanti
_Annual Financial Statements 2006

AngloGold Ashanti
_Annual Financial Statements 2006_Page 101
The committee meets regularly with the external audit partner, the group’s internal audit manager and the executive officer: finance to review the audit plans of the internal and external auditors and ascertain the scope of the audits, and to review the half-yearly financial results, significant legal matters affecting the company, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.
The committee is furthermore, responsible for:
the appointment and dismissal of the external auditors;
determining and approving external auditors’ fees; overseeing the work of the external auditors; determining all non-audit work of the external auditors including consulting work, and pre-
approving non-audit fees to be paid to the external auditors;
and ensuring that the external auditors report regularly to the committee;
overseeing the internal audit function; receiving regular report back from the group internal audit manager; and the
appointment and dismissal of the group internal audit
manager;
assessing and reviewing the company’s risk management
framework; and
monitoring the group’s corporate governance practices in
relation to regulatory requirements and guidelines.
The external auditors also meet with committee members in the absence of management.
The committee met on eight occasions during 2006. All members of the committee, except Mr Edey who could not attend one meeting, attended each of the committee meetings. In addition, three
meetings of the Audit and Corporate Governance sub-committee were held.
The NYSE rules require that the board determine whether a member of the committee’s simultaneous service on more than three public companies’ audit committees impairs the ability of such a member to effectively serve on a listed company’s audit committee.
Mr Brayshaw, the chairman of the committee, is a member of nine
(2005: eight) other public companies’ audit committees and is the chairman of five (2005: four). Mrs Bradley is a member of three
(2005: three) other public companies’ audit committees and is the chairman of one (2005: one).
Mr Brayshaw is a retired managing partner and chairman of
Deloitte & Touche, while Mrs Bradley has considerable financial and accounting experience. The board is confident that the
experience, calibre and integrity of both directors together with their regular attendance and active contribution at meetings of the committee and the board, demonstrate their commitment to the company. The simultaneous service on other audit committees by
Mr Brayshaw and Mrs Bradley has not impaired their ability to diligently execute their responsibilities to the committee, the board or the company.
The Employment Equity and Development Committee
The committee is responsible for overseeing the company’s
performance in respect of employment equity by taking into
account the legal requirements of applicable legislation and the monitoring targets set by the company. The committee is also responsible for employee skills development in a manner that seeks to retain and develop talent, and to provide employees with the opportunity to enhance their skills and knowledge. The
committee met on four occasions during 2006. All members of the committee attended each meeting except Mr Zim who was unable to attend two meetings and Dr Motlatsi and Messrs Nicolau,
Nairn and Carvalho Silva who were unable to attend one
meeting each.

The Executive Committee
This committee is responsible for overseeing the day-to-day
management of the company’s affairs and for executing the
decisions of the board. The committee meets generally on a weekly or ad hoc basis. The Management Committee (formerly the
Operations Committee), responsible for overseeing the operational performance of the company, and the Finance Committee,
responsible for overseeing the financial and administrative affairs of the company, are both sub-committees of the Executive Committee
– see Other committees.
The Investment Committee
This committee is responsible for overseeing and reviewing strategic investments of the company. The committee met on two occasions during 2006. All members attended meetings of the committee except
Mr Thompson who was unable to attend two meetings and Dr Jonah and Mr Nairn who were unable to attend one meeting each.
The Market Development Committee
This committee has been established to extend the influence of
AngloGold Ashanti as a major global gold company in the
development of a broader gold business, both nationally and
internationally. The committee met on two occasions during 2006 with Dr Jonah unable to attend two meetings and Dr Motlatsi and
Mr Zim unable to attend one meeting each.
The Nominations Committee
The appointment of directors is a matter for the board as a whole but the Nominations Committee is responsible for determining and recommending suitable candidates to the board. The fit and
proper standards policy for directors guides this process. The committee is also responsible for establishing and reviewing succession plans for members of the board, particularly those of the chief executive officer and board chairman. The committee met on one occasion during 2006. All members of the committee, except Dr Motlatsi, attended the meeting.
The Political Donations Committee
The membership of the Political Donations Committee comprises three independent non-executive directors, and is chaired by the deputy chairman of the board. The committee determines the funding of political parties in South Africa in accordance with a formal policy adopted by the board on 29 April 2003 that sets the guiding principles for funding. The group’s strategy on political funding is under review and, consequently, the committee did not meet in 2006.
The Remuneration Committee
The Remuneration Committee is responsible for evaluating the performance of executive directors and executive officers, and for setting appropriate remuneration for such officers of the company. Full details of the company’s remuneration philosophy, the committee’s deliberations during 2006, remuneration payments for all directors and information on the Share Incentive Scheme are available in the
Remuneration Report on pages 126 to 133 of this Annual Report.
The performances of the executive directors are considered relative to the prevailing business climate and market conditions, as well as to annual evaluations of achievement of key predetermined objectives.
Bonuses paid to executive directors are a reflection of the performance of each of the directors and the company as a whole. Executive directors have elected to receive no remuneration as directors of the company. The fees of non-executive directors are fixed by
shareholders at the annual general meeting and, other than the fees they receive for their participation on board committees and an allowance for travelling internationally to attend board meetings, non-
executive directors receive no further payments from the company.
The committee met on three occasions during 2006. All members of the committee attended meetings of the committee except Messrs
Brayshaw and Trahar who were unable to attend one meeting each.
The Safety, Health and Sustainable Development Committee
This committee is tasked with overseeing the company’s
performance regarding safety, health and sustainable development,
Corporate governance cont.
Page 102_AngloGold Ashanti
_Annual Financial Statements 2006

AngloGold Ashanti
_Annual Financial Statements 2006_Page 103
and for establishing targets in relation to each of these areas. This committee met on four occasions during 2006. All members of the committee attended each committee meeting except for Messrs
Godsell, Nicolau and Thompson who were unable to attend one
meeting each and Dr Motlatsi and Dr Jonah who were unable to attend two and three meetings respectively.
Other committees
In addition to the committees of the board mentioned above, the executive committee has established a number of standing
committees to oversee the day-to-day management of the
company’s affairs. The Finance Committee, which meets on a
regular basis, is chaired by the chief financial officer and comprises a number of executive officers and members of senior management in the financial and legal fields. It is tasked with monitoring all financial, legal and administrative aspects of the company’s affairs. The Management Committee (formerly the
Operations Committee) meets on a monthly basis, is chaired by the chief executive officer and comprises all executive officers of the company and regional heads. The committee monitors and
reviews the operational performance of the company. The
Treasury Committee is chaired by an independent director,
Mr Brayshaw, and comprises executive officers and senior
management in the financial discipline. It is responsible for reviewing and evaluating market conditions, treasury operations and future hedging strategies.
Employee and other stakeholder engagement
The company has a variety of strategies and structures in place that are designed to promote constructive engagement with employees and other stakeholders. Full details of the company’s initiatives and practices in respect of stakeholder engagement are contained in the
AngloGold Ashanti Report to Society 2006, which is available on the company website, or the 2006 Annual Report website,
www.aga-reports.com.
Employment equity and development
In early October 2006, AngloGold Ashanti announced the proposed launch of an Employee Share Ownership Plan (ESOP) and a Black
Economic Empowerment (BEE) transaction, both of which were
approved by shareholders at a general meeting held on 11 December
2006. Shareholders approved the issue of up to 960,000 ordinary shares to nearly 31,000 South African employees eligible for participation of 30 shares per individual worker at an issue price of
R320 per share. These shares were issued to the individual workers at nil cost. In addition, each eligible employee was allotted 90 E ordinary shares (“loan shares”) issued at a fair value of R126.80 per share. These shares will vest in five equal tranches over the next eight years. The BEE transaction allows Izingwe Holdings (Pty) Ltd, a private South African investment company, to acquire 1.4 million ‘loan shares’ at an issue price of R0.25 per share under terms similar to those of the ESOP.
In October 2006, AngloGold Ashanti submitted its sixth annual employment equity report to the Department of Labour on progress made with the implementation of the company’s employment equity plan in respect of its South African operations. The 2006 report indicates that some progress has been made year-on-year.
Employment equity governance structures and monitoring
processes have been entrenched at company and business unit
levels. A Mining Charter Steering Committee has been established to lead and direct the overall process of compliance with the Charter.
An external audit focusing on women in mining was undertaken in
2005. Issues identified by the audit are currently being addressed.
The following is a summary of the 2006 report as required by section 22(1) of the Employment Equity Act of 1998. It should be noted that the 2006 Annual Employment Equity Report to the
Department of Labour has been aligned as per the amended
regulations to the Employment Equity Act that was launched by the
Department of Labour as per Government Gazette 29130. The
definition of ‘non-permanent’ employees now equates to ‘casual workers’ and not to contractors and has therefore affected the ‘non-
permanent worker’ profile year-on-year.

2006
White             Foreign
Male
Female
male
   nationals(2)
Occupational levels
A
(1)
C
(1)
I
(1)
A
(1)
C
(1)
I
(1)
W
W
Male Female
Total(4) (5)
Top management
1
0
0
1
0
0
2
12
2
0
18
Senior management
3
1
6
1
0
0
9
135
14
2
171
Professionally qualified and experienced
specialists and mid-management
74
11
12
16
6
8
96
532
16
3
774
Skilled technical and academically
qualified workers, junior management,
supervisors, foremen, and
superintendents
1,415
51
6
222
8
6
388
2,109
313
4
4,522
Semi-skilled and discretionary
decision making
4,757
22
0
463
19
5
265
187
3,862
2
9,582
Unskilled and defined decision
making
8,619
22
0
777
2
1
1
94
6,680
25
16,221
Total permanent
14,869
107
24
1,480
35
20
761
3,069   10,887
36
31,288
Non-permanent employees
0
0
0
0
0
0
0
0
0
0
0
Grand total
14,869
107
24
1,480
35
20
761
3,069    10,887
36
31,288
Total(4) (5)
company
Foreign              (including
Black         White
Black
White
Total
%
nationals(2)
foreign
male(1)
male
female(1)
female
designated(5)
designated(5)
Male
Female
nationals)
Occupational levels
Top management
1
12
1
2
4
22
2
0
18
Senior management
10
135
1
9
20
12
14
2
171
Professionally qualified and
experienced specialists and
mid-management
97
532
30
96
223
29
16
3
774
Skilled technical and
academically qualified
workers, junior management,
supervisors, foremen, and
superintendents
1,472
2109
236
388
2096
46
313
4
4,522
Semi-skilled and
discretionary decision
making
4,779
187
487
265
5,531
58
3,862
2
9,582
Unskilled and defined
decision making
8,641
94
780
1
9,422
58
6,680
25
16,221
Total permanent
15,000
3,069
1,535
761
17,296
55
10,887
36
31,288
Non-permanent employees*
0
0
0
0
0
0
0
0
0
Grand total
15,000
3,069
1,535
761
17,296
55
10,887
36
31,288
Notes:
* As advised by the Chamber of Mines – for 2006 onwards, “Non-Permanent employees refers to “casual workers”. Previously – we included our contract workers in this category.
(1)
Black = includes Africans, Coloureds & Indians
(2)
Foreign Nationals include any race – only distinguished as “Male” or “Female”
(3)
Above figures include all employees on SA Payroll.
(4)
Above figures include 429 PWDs (Persons With Disability)
(5)
“Designated” excludes White Males and Foreign Nationals
Corporate governance cont.
Page 104_AngloGold Ashanti_Annual Financial Statements 2006

AngloGold Ashanti
_Annual Financial Statements 2006_Page 105
Sustainable development
The AngloGold Ashanti Report to Society 2006 is a reflection of the company’s commitment to report on its impact and obligations in respect of its employees, the environment, economy and
communities in which it operates. This report seeks to report on these issues to a wide range of stakeholders including shareholders, communities, employees and their representatives, local and national governments and other interested parties. The report has been designed to accord with the guidelines of the Global Reporting
Initiative. The contents of the main, printed version of the report, including several major case studies, have been verified by
independent auditors. In addition, the report incorporates a range of case studies and country reports which are available only as web-
based documents. The entire report can be located at the company website, www.AngloGoldAshanti.com, or the 2006 Annual Report website, www.aga-reports.com. A limited number of hard copies of the main report are available on request from the Corporate
Affairs department.
The company once again qualified for the JSE Socially
Responsible Investment Index 2005, demonstrating its
commitment to balancing the social, environmental and economic impacts of its business with its financial imperatives.
Disclosures policy
AngloGold Ashanti subscribes to a policy of full, accurate and consistent communication in respect of both its financial and operating affairs. To this end the company has adopted a
Disclosures Policy, the object of which is to ensure compliance with the rules of the various exchanges on which it is listed and provide timely, accurate and reliable information fairly to all stakeholders, including investors (and potential investors), regulators and analysts. The policy is available on the company website.
Compliance with Section 303A.11 of the NYSE Rules
Section 303A.11 of the NYSE Rules requires a foreign-listed
company on the exchange to identify significant differences between its corporate governance practices and those of a domestic
company listed on the NYSE. The board does not comprise a
majority of independent directors as the company’s primary listing on the JSE does not require this.
The JSE Listings Requirements only require a sufficient number of independent directors. The company presently comprises nine
independent directors out of a total of 18. The NYSE rules require fully independent nominations and remuneration committees. In compliance with JSE Listings Requirements, the company has a
Nominations Committee and a Remuneration Committee. Both
committees comprise solely of non-executive directors, the majority of whom are independent, and are chaired by the independent board chairman. The NYSE rules require the company to provide a written affirmation to the exchange in respect of the significant differences between the NYSE and the JSE as detailed in this paragraph. These significant differences are disclosed on the company website,
www.AngloGoldAshanti.com.
Electronic voting by shareholders
The company has been in discussions with South African-based vendors for the provision of electronic voting at annual general meetings and electronic proxy voting prior to such meetings.
Electronic proxy voting will, as a first step, only be available to South
African shareholders.
Communications with directors
In addition to any anonymous and confidential report stakeholders may wish to make using the whistle-blowing policy detailed below (under
Codes of ethics and whistle-blowing policy), shareholders may address any issue, complaint or concern directly to the chairman of the board,

Corporate governance cont.
Page 106_AngloGold Ashanti
_Annual Financial Statements 2006
the chairmen of any board committee or any director. Unless clearly addressed to a specific director and marked “Confidential”, all correspondence will be screened by the company secretary to
determine to which director or board committee chairman the
correspondence should be directed. The following contact details should be used:
Write to:
Name of director / board committee / Chairman of the board
c/o Company Secretary AngloGold Ashanti Limited
PO Box 62117 Marshalltown 2107 South Africa
Facsimile: +27 11 637 6677 (Attention: Company Secretary)
Email: CompanySecretary@AngloGoldAshanti.com
Codes of ethics and whistle-blowing policy
In order to comply with the company’s obligations in terms of the
Sarbanes-Oxley Act and the King Code, and in the interests of good governance, the company has adopted a code of ethics for
employees, a code of ethics for senior financial officers, and a whistle-blowing policy that encourages employees and other
stakeholders to confidentially and anonymously report acts of an unethical or illegal nature that affect the company’s interests. All reports made in terms of the whistle-blowing policy are fielded by a third party, Tip-Offs Anonymous, which ensures that all reports are treated confidentially or anonymously, depending on the preference of the caller. The information is relayed to management and internal audit for investigation. All reports and the progress of the investigations are conveyed to the Audit and Corporate Governance Committee by the
group internal audit manager. Both codes and the whistle-blowing policy are available on the company website, www.AngloGoldAshanti.com
Extractive Industries Transparency Initiative
The Extractive Industries Transparency Initiative (EITI) was launched by the UK Prime Minister, Tony Blair, at the World Summit on
Sustainable
Development in Johannesburg, September 2002. The initiative is a partnership of governments, international organisations, companies,
NGOs, investors and business and industrial organisations. Its aim is to increase transparency in transactions between governments and companies in the extractive industries in order to improve public awareness of the revenues from these transactions with these industries, thus increasing the likelihood that these companies will contribute to sustainable development and poverty reduction.
During 2006, AngloGold Ashanti formally became an organisational supporter of the EITI. While the company had been an active supporter of the initiative since its inception, both via the company’s membership of the ICMM and individual corporate action, it was felt timely to unambiguously state the company’s support.
As a matter of principle AngloGold Ashanti has established a practice of disclosing all payments made to governments in its annual Report to
Society, regardless of whether the country is a formal supporter of the
EITI. (See the company’s annual Reports to Society.) Furthermore, in countries where governments have indicated a desire to be a part of the process, AngloGold Ashanti is actively involved in contributing to the success of the initiative. These countries include Ghana, Guinea, Mali and the Democratic Republic of the Congo.
Access to information
The company has complied with its obligations in terms of the South
African Promotion of Access to Information Act of 2000. The
company’s access to information manual is available on the company website and from the company secretarial department.
Sponsor
UBS acts as sponsor to the company in compliance with the Listings
Requirements of the JSE.

AngloGold Ashanti
_Annual Financial Statements 2006_Page 107
Risk management
Risk management and internal controls
The board, which has ultimate responsibility for the total risk management process within the group, reviews and approves the risk strategy and policies that are formulated by the executive directors and senior management. Management is accountable to the board and has established a group-wide system of internal control to manage significant group risk. This system assists the board in discharging its responsibility for ensuring that the wide range of risks associated with the group’s global operations are effectively managed in support of the creation and preservation of shareholder wealth. The risk management policies are
communicated to all relevant employees.
A full review of the risk, control and disclosure processes is undertaken annually to ensure that all additional requirements are incorporated into the system in the future. The systems are in place and the focus is on ensuring that the requirements of the
King Code and the Sarbanes-Oxley Act are complied with
timeously. In conducting its annual review of the effectiveness of risk management, the board considers the key findings from the ongoing monitoring and reporting process, management
assertions and independent assurance reports. The board also takes account of material changes and trends in the risk profile, and considers whether the control system, including reporting, adequately supports the board in achieving its risk management objectives. The board furthermore, receives assurance from the
Audit and Corporate Governance Committee, which derives its
information, in part, from regular internal and external audit reports and, where considered necessary, from other reports on risk and internal control throughout the group.
The company has a sound system of internal control, based on the group’s policies and guidelines, in all material subsidiaries and joint ventures under its control. In respect of those entities in which
AngloGold Ashanti does not have a controlling interest, the directors who represent AngloGold Ashanti on the boards of these entities, seek assurance that significant risks are being managed.
The board is satisfied that there is an ongoing process for identifying, evaluating and managing the significant risks and internal controls faced by the group and if any weaknesses are identified, these are promptly addressed.
The company’s chief executive officer and chief financial officer are both required, in terms of the Sarbanes-Oxley Act, to certify on Form
20-F that its financial statements present a true and fair view, in all material respects, of the company’s financial position, cash flows and operational results, in accordance with relevant accounting standards.
The certificates further provide that both officers are responsible for establishing and maintaining disclosure and internal controls and procedures for financial reporting. The certification process is pre-
approved by the board of directors prior to filing of the Form 20-F with the SEC.
Risk factors
This section describes some of the risks that could materially affect an investment in AngloGold Ashanti. Additional risk factors not presently known or that are currently deemed immaterial may also impair the company’s business operations.
The risk factors set out in this document have been organised into three categories:
risks related to the gold mining industry generally;
risks related to AngloGold Ashanti’s operations; and
risks related to AngloGold Ashanti’s ordinary shares and ADSs.

Risks related to the gold mining industry generally
The profitability of AngloGold Ashanti’s operations, and the cash flows generated by these operations, are significantly affected by changes in the market price for gold.
The market price for gold can fluctuate widely. These fluctuations are caused by numerous factors beyond AngloGold Ashanti’s control, including:
speculative positions taken by investors or traders in gold;
changes in the demand for gold as an investment;
changes in the demand for gold used in jewellery and for other industrial uses;
changes in the supply of gold from production, disinvestment, scrap and hedging;
financial market expectations regarding the rate of inflation;
the strength of the dollar (the currency in which the gold price trades internationally) relative to other major currencies;
changes in interest rates;
actual or expected gold sales by central banks and the IMF;
gold sales by gold producers in forward transactions;
global or regional political or economic events; and
costs of gold production in major gold-producing nations, such as South Africa, the United States and Australia.
The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, given the
considerable size of above-ground stocks of the metal in
comparison to other commodities, these factors typically do not affect the gold price in the same manner or to the same degree that the supply of and demand for other commodities tends to affect their market prices.
The following table presents the annual high, low and average afternoon fixing prices over the past 10 years, expressed in dollars, for gold per ounce on the London Bullion Market:
Year
High
Low
Average
1997
367
283
331
1998
314
273
287
1999
340
252
278
2000
317
262
279
2001
298
253
271
2002
347
278
310
2003
417
320
364
2004
456
371
410
2005
536
411
445
2006
725
525
604
Source of data: Metals Week, Reuters and London Bullion Market Association
On 31 January 2007, the afternoon fixing price of gold on the
London Bullion Market was $650.50 per ounce.
In addition to the spot price of gold, a portion of AngloGold
Ashanti’s gold sales is determined at prices in accordance with the various hedging contracts that it has entered into, and will continue to enter into, with various gold hedging counterparts.
If revenue from gold sales falls below the cost of production for an extended period, AngloGold Ashanti may experience losses and be forced to curtail or suspend some or all of its capital projects or existing operations, particularly those operations having operating costs that are flexible to such short- to medium-term curtailment or closure, or it may change its past dividend payment policies. In addition, it would have to assess the economic impact of low gold prices on its ability to recover any losses that may be incurred during that period and on its ability to maintain adequate cash reserves.
Risk management cont.
Page 108_AngloGold Ashanti
_Annual Financial Statements 2006

AngloGold Ashanti
_Annual Financial Statements 2006_Page 109
The profitability of AngloGold Ashanti’s operations, and the cash flows generated by these operations, are significantly
affected by fluctuations in the prices of input production
factors, many of which are linked to the prices of oil
and steel.
Fuel, power and consumables, including diesel, heavy fuel oil, chemical reagents, explosives and tyres, which are used in mining operations form a relatively large part of the operating costs of any mining company. The cost of these consumables is linked, to a greater or lesser extent, to the price of oil. Furthermore, the cost of steel, which is used in the manufacture of most forms of
fixed and mobile mining equipment, is also a relatively large contributor to the operating costs and capital expenditure of a mining company.
AngloGold Ashanti has estimated that for each $1 per barrel rise in the oil price, the average cash costs of all its operations increase by
$0.33 per ounce with the cash costs of certain of its mines, which are more dependent on fuel, being more sensitive to changes in the price of oil.
Fluctuations in the price of oil and steel have a significant impact
upon operating cost and capital expenditure
estimates and, in the absence of other economic fluctuations, could result in significant changes in estimates of total
expenditure for new mining projects. AngloGold Ashanti has no influence over the price of fuel, chemical reagents, explosives, steel and other commodities used in its mining activities. High oil and steel prices would have an adverse effect on the profitability of existing mining operations and the returns anticipated
from new mining projects and could even render certain projects non-viable.
AngloGold Ashanti’s operations and development projects
could be adversely affected by shortages of, as well as the
lead times to deliver, strategic spares, critical consumables, heavy mining equipment and metallurgical plant.
Due to the significant increase in the world’s demand for
commodities in recent years, the global mining industry is
experiencing an increase in production capacity both in terms of expansions at existing, as well as the development of new,
production facilities. This increase in expansion capacity has taken place, in certain instances, without a concomitant increase in the capacity for production of certain strategic spares, critical consumables and the mining and processing equipment used to
operate and construct mining operations, resulting in shortages of, and an increase in the lead times to deliver, these items.
In particular, AngloGold Ashanti and other gold mining companies have experienced shortages in critical consumables like tyres for mobile mining equipment, as well as certain critical spares for both mining equipment and processing plants including, for example, gears for the ball-mills. In addition, the company has experienced an increase in delivery times for these and other items. These shortages have also resulted in unanticipated increases in the prices of certain of these and other items. Shortages of critical spares, consumables and equipment result in production delays and production shortfalls. Increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations.
While suppliers and equipment manufacturers may increase
capacity to meet the increased demand and therefore alleviate both shortages of, and time to deliver, strategic spares, critical consumables and mining and processing equipment, individually the company has limited influence over manufacturers and
suppliers. Consequently, shortages and increased lead times in the delivery of strategic spares, critical consumables, heavy mining and certain processing equipment could have an adverse impact upon AngloGold Ashanti’s results of operations and its financial condition.
Gold companies face many risks related to their operations
(including their exploration and development activities) that may adversely affect their cash flows and overall profitability.
Uncertainty and cost of mineral exploration and acquisitions
Exploration activities are speculative and are often unproductive.
These activities also often require substantial expenditure to:
establish the presence, and to quantify the extent and grades
(metal content), of mineralised material through exploration drilling;
determine appropriate metallurgical recovery processes to
extract gold from the ore;
estimate Ore Reserves;
undertake feasibility studies and to estimate the technical and economic viability of the project; and
construct, renovate or expand mining and processing facilities.
Once gold mineralisation is discovered it can take several years to determine whether Ore Reserves exist. During this time the economic feasibility of production may change owing to fluctuations in factors that affect revenue, as well as cash and other operating costs.
From time to time, AngloGold Ashanti considers the acquisition of Ore
Reserves, development properties and operating mines, either as stand-alone assets or as part of companies. Its decisions to acquire these properties have historically been based on a variety of factors including historical operating results, estimates of and assumptions regarding the extent of Ore Reserves, cash and other operating costs, gold prices and projected economic returns and evaluations of existing or potential liabilities associated with the property and its operations and how these may change in the future. Other than historical operating results, all of these parameters are uncertain and have an impact upon revenue, cash and other operating issues, as well as the uncertainties related to the process used to estimate Ore Reserves. In addition, there is intense competition for the acquisition of attractive mining properties.
As a result of these uncertainties, the exploration programmes and acquisitions engaged in by AngloGold Ashanti may not result in the expansion or replacement of current production with new Ore
Reserves or operations. This could adversely affect its operational results and financial condition.
Development risks
AngloGold Ashanti’s profitability depends, in part, on the actual economic returns and the actual costs of developing mines, which may differ significantly from its current estimates. The development of its mining projects may be subject to unexpected problems and delays.
AngloGold Ashanti’s decision to develop a mineral property is typically based, in the case of an extension or, in the case of a new
development, on the results of a feasibility study. Feasibility studies estimate the expected or anticipated project economic returns. These estimates are based on assumptions regarding:
future gold, other metal and uranium prices;
anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;
anticipated recovery rates of gold, other metals and uranium from the ore;
anticipated capital expenditure and cash operating costs; and
the required return on investment.
Risk management cont.
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AngloGold Ashanti
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Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. Operating costs and capital expenditure are determined particularly by the costs of the commodity inputs, including the cost of fuel, chemical reagents, explosives, tyres and steel, that are consumed in mining activities and credits from by-products. There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the
development and construction of any new mine. In addition to those discussed above these uncertainties include:
the timing and cost, which can be considerable, of the
construction of mining and processing facilities;
the availability and cost of skilled labour, power, water and transportation facilities;
the availability and cost of appropriate smelting and refining arrangements;
the need to obtain necessary environmental and other
governmental permits and the timing of those permits; and
the availability of funds to finance construction and development activities.
The costs, timing and complexities of mine development and
construction can increase because of the remote location of many mining properties. New mining operations could experience
unexpected problems and delays during development, construction and mine start-up. In addition, delays in the start of mineral production could occur. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of fluctuations in the prices of commodities consumed in the construction and operation of mining projects. Accordingly, AngloGold Ashanti’s future development activities may not result in the expansion or replacement of current production with new production, or one or more of these new
production sites or facilities may be less profitable than currently anticipated or may not be profitable at all.
Ore Reserve estimation risks
AngloGold Ashanti undertakes annual revisions to its Mineral Resource and Ore Reserve estimates based upon actual exploration and
production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as gold price and exchange rates. These factors may result in reductions in its Ore Reserve estimates, which could adversely affect the life-of-mine plans and consequently the total value of
AngloGold Ashanti’s mining asset base and, as a result, have an adverse effect upon the market price of AngloGold Ashanti’s ordinary shares and ADSs.
Mining industry risks
Gold mining is susceptible to numerous events that may have an adverse impact on a gold mining business. These events include, but are not limited to:
environmental hazards, including discharge of metals, pollutants or hazardous chemicals;
industrial accidents;
underground fires;
labour disputes;
encountering unexpected geological formations;
unanticipated ground and water conditions;
unanticipated increases in gold lock-up and inventory levels at the company’s heap-leach operations;
fall-of-ground accidents in underground operations;
failure of mining pit slopes and tailings dam walls;
legal and regulatory restrictions and changes to such restrictions;
seismic activity; and
other natural phenomena, such as floods or inclement weather conditions.
Seismic activity is of particular concern to the gold mining industry in
South Africa, in part because of the large percentage of deep-level gold mines. To understand and manage this risk, AngloGold Ashanti uses sophisticated seismic and rock mechanics technologies.
Despite the implementation of this technology and modifications to mine layouts and support technology with a view to minimising the incidence and impact of seismic activity, seismic events have in the past, and may in the future, cause employee injury and death as well as substantial damage to AngloGold Ashanti’s operations, both within South Africa and elsewhere where seismic activity may be a factor.
The occurrence of one or more of these events may result in the death of, or personal injury to, miners, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, delays and unanticipated fluctuations in production, environmental damage and potential legal liabilities. As a result, these events may have a material adverse effect on AngloGold Ashanti’s operational results and its financial condition.
Gold mining companies are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities and countries in which they operate.
Given public concern about the perceived ill-effects of economic globalisation, business generally, and in particular large multinational corporations such as AngloGold Ashanti, face increasing public scrutiny of their activities.
These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other “stakeholders” – including employees, communities surrounding operations and the countries in which they operate – benefit, and will continue to benefit from these commercial activities, which are also expected to minimise or eliminate any damage to the interests of those stakeholders. These pressures tend to be applied most strongly against companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of such pressures, especially if not effectively managed, include reputational damage, legal suits and social spending obligations. All of these factors could have a material adverse effect on AngloGold Ashanti’s results of operations and its financial condition.
Gold mining operations are subject to extensive health and safety laws and regulations.
Gold mining operations are subject to a variety of industry-specific health and safety laws and regulations, depending upon the
jurisdiction in which they are located. These laws and regulations are formulated to improve and to protect the safety and health of employees. If these laws and regulations were to change and, if as a result, material additional expenditure were required to comply with such new laws and regulations, it could adversely affect AngloGold
Ashanti’s results of operations and its financial condition.
Gold mining companies are subject to extensive environmental laws and regulations.
Gold mining companies are subject to extensive environmental laws and regulations in the various jurisdictions in which they operate.
These regulations establish limits and conditions on gold producers’
ability to conduct their operations. The cost of AngloGold Ashanti’s compliance with environmental laws and regulations has been
significant and is expected to continue to be significant.
Gold mining companies are required to close their operations and rehabilitate the lands that they mine in accordance with
environmental laws and regulations. Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are
Risk management cont.
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AngloGold Ashanti
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significant and based principally on current legal and regulatory requirements that may change materially. Environmental liabilities accrue when they are known, probable and can be reasonably
estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations, which could have an adverse effect on AngloGold
Ashanti’s financial condition.
Environmental laws and regulations are continually changing and are generally becoming more restrictive. If AngloGold Ashanti’s environmental compliance obligations were to change as a result of changes in the laws and regulations or in certain assumptions it makes to estimate liabilities, or if unanticipated conditions were to arise in its operations, its expenses and provisions would increase to reflect these changes. If material, these expenses and provisions could adversely affect AngloGold Ashanti’s results of operations and its financial condition.
Risks related to AngloGold Ashanti’s operations
AngloGold Ashanti faces many risks related to its operations that may affect its cash flows and overall profitability.
AngloGold Ashanti uses hedging instruments to protect against low gold prices and exchange rate movements, which may
prevent it from realising all potential gains resulting from subsequent gold price increases in the future. AngloGold Ashanti currently uses hedging instruments to fix the selling price of a portion of its respective anticipated gold production and to protect revenues against unfavourable gold price and exchange rate
movements. While the use of these instruments may protect
against a drop in gold prices and exchange rate movements, it will do so for only a limited period of time and only to the extent that the hedge remains in place. The use of these instruments may also prevent AngloGold Ashanti from fully realising the positive impact on income from any subsequent favourable increase in
the price of gold on the portion of production covered by the hedge and of any subsequent favourable exchange rate
movements.
A significant number of AngloGold Ashanti’s hedge contracts are not fair valued on the financial statements as they fall under the normal purchase normal sale exemption. Should AngloGold
Ashanti fail to deliver gold into those contracts in accordance with their terms, then it would need to account for the fair value of all of its hedge contracts on the financial statements, which
could adversely affect AngloGold Ashanti’s reported financial condition.
AngloGold Ashanti has also entered into long-term contracts for the sale of uranium produced by some of its South African operations
(for details see page 262). AngloGold Ashanti may therefore be prevented from realising all potential gains from increases in uranium prices to the extent that they are covered by such contracts.
Furthermore, should AngloGold Ashanti not produce sufficient quantities of uranium to cover such contracts, it may need to borrow or procure uranium in the market to meet any shortfall which could adversely affect Anglogold Ashanti’s results from operations and its financial condition.
AngloGold Ashanti has also entered into long-term contracts for the sale of uranium produced by some of its South African operations and may therefore be prevented from realising all potential gains from increase in uranium prices to the extent that they are covered by such contracts. Furthermore, should AngloGold Ashanti not produce sufficient quantities of uranium to cover such contracts, it may need to procure or borrow uranium in the market to meet any shortfall which could adversely affect AngloGold Ashanti’s results from operations and its financial condition.

Foreign exchange fluctuations could have a material adverse
effect on AngloGold Ashanti’s operating results and financial condition.
Gold is principally a dollar-priced commodity, and most of
AngloGold Ashanti’s revenues are realised in or linked to dollars while production costs are largely incurred in the applicable local currency where the relevant operation is located. The weakening of the dollar, without a corresponding increase in the dollar price of gold against these local currencies, results in higher production costs in dollar terms.
Conversely, the strengthening of the dollar, without a corresponding decrease in the dollar price of gold against these local currencies yields significantly higher revenues and lower production costs in dollar terms. If material, these exchange rate movements may have a material adverse effect on AngloGold Ashanti’s results of operations.
Since June 2002, the weakening of the dollar against the South
African rand, the Brazilian real, the Argentinean peso and the
Australian dollar has had a negative impact upon AngloGold
Ashanti’s profitability. Conversely, in certain prior years, the devaluation of these local currencies against the dollar has had a significant positive effect on the profitability of AngloGold Ashanti’s operations. In 2006, 2005 and 2004, AngloGold Ashanti derived approximately 66%, 67% and 74%, respectively, of its revenues from these countries and approximately 58%, 63% and 72%, respectively, of production costs in these local currencies.
In 2006, the strengthening of the dollar against these local currencies reduced cash costs by nearly $7 per ounce. In 2005, the weakening of the dollar against these local currencies accounted for nearly
$4 per ounce or 24% of the increase in total cash costs from 2004.
These impacts were partially offset by the increase in the dollar price of gold, which increase was to some extent a function of dollar weakness. In addition, production costs in South African rand,
Brazilian real, Argentinean peso and Australian dollar terms were only modestly offset by the effect of exchange rate movements on the price of imports denominated in dollars, as imported products comprise a small proportion of production costs in each of these countries.
To a lesser extent, and mainly as a result of AngloGold Ashanti’s hedging instruments, a small proportion of its revenues are
denominated in South African rands and Australian dollars, which may partially offset the effect of the dollar’s strength or weakness on
AngloGold Ashanti’s profitability.
In addition, due to its global operations and local foreign
exchange regulations, some of AngloGold Ashanti’s funds are
held in local currencies, such as the South African rand and
Australian dollar.
The dollar value of these currencies may be affected by exchange rate fluctuations. If material, exchange rate movements may adversely affect AngloGold Ashanti’s financial condition.
AngloGold Ashanti’s level of indebtedness may adversely affect its business.
As of 31 December 2006, AngloGold Ashanti had gross borrowings of around $1.48 billion. This level of indebtedness could have adverse effects on AngloGold Ashanti’s flexibility to do business. Under the terms of AngloGold Ashanti’s borrowing facilities from its banks it is obliged to meet certain financial and other covenants. AngloGold
Ashanti expects to meet these covenants and to be able to pay principal and interest on its debt by utilising the cash flows from operations and, therefore, its ability to do so will depend upon its future
Risk management cont.
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AngloGold Ashanti
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financial performance which will be affected by its operating performance as well as by financial and other factors, certain of which are beyond its control. AngloGold Ashanti may be required to utilise a large portion of its cash flow to pay the principal and interest on its debt which will reduce the amount of funds available to finance existing operations, the development of new organic growth opportunities and further acquisitions. AngloGold Ashanti’s level of indebtedness may make it vulnerable to economic cycle downturns, which are beyond its control, because during such downturns, it cannot be certain that its future cash flows will be sufficient to allow it to pay principal and interest on its debt and also to meet its other obligations. Should the cash flow from operations be insufficient, it could breach its financial and other covenants and may be required to refinance all or part of its existing debt, utilise existing cash balances, issue additional equity or sell assets. AngloGold Ashanti cannot be sure that it will be able to do so on commercially reasonable terms, if at all.
Inflation may have a material adverse effect on AngloGold
Ashanti’s results of operations.
Most of AngloGold Ashanti’s operations are located in countries that have experienced high rates of inflation during certain periods.
Because it is unable to control the market price at which it sells the gold it produces (except to the extent that it enters into forward sales and other derivative contracts), it is possible that significantly higher future inflation in the countries in which AngloGold Ashanti operates may result in an increase in future operational costs in local currencies, without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold.
This could have a material adverse effect upon AngloGold Ashanti’s results of operations and its financial condition.
While none of AngloGold Ashanti’s specific operations is currently materially adversely affected by inflation, significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being discontinued or reduced or rationalised at higher cost mines.
AngloGold Ashanti’s new order mining rights in South Africa
could be suspended or cancelled should the company breach,
and fail to remedy such breach of, its obligations in respect of the acquisition of these rights.
AngloGold Ashanti’s rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of its mineral reserves and deposits are located in
South Africa.
The Mineral and Petroleum Resources Development Act (MPRDA)
vests custodianship of South Africa’s mineral rights in the State. The
State issues prospecting rights or mining rights to applicants.
Prospecting, mining and mineral rights formerly regulated under the
Minerals Act 50 of 1991 and common law are now known as old
order mining rights and the transitional arrangements provided in
Schedule II to the MPRDA give holders of such old order mining rights the opportunity to convert their old order mining rights into new order mining rights within specified time frames.
The Department of Minerals and Energy (DME) has published,
pursuant to the MPRDA, the Broad-Based Socio-Economic
Empowerment Charter for the South African Mining Industry
(the Charter).
Compliance with the Charter, which is measured using a designated
Scorecard, requires that every mining company achieve 15%
ownership by Historically Disadvantaged South Africans (HDSA) of
its South African mining assets by 1 May 2009, and 26% ownership by 1 May 2014 and achieve participation by HDSAs in various other aspects of management referred to below. The company has
submitted to the DME two Social and Labour Plans – one for each main mining region – detailing its specific goals in these areas.
The Scorecard allows for a portion of “offset” against these HDSA equity participation requirements insofar as companies have facilitated downstream, value-adding activities in respect of the products they mine. AngloGold Ashanti carries out such downstream activities and believes these will be recognised in terms of a framework currently being devised by the South African government.
AngloGold Ashanti has completed a number of asset sales to
companies owned by HDSAs in the past seven years (estimates to be equivalent to 20% of AngloGold Ashanti’s production in South
Africa). Furthermore, at the end of 2006 AngloGold Ashanti
implemented an Employee Share Ownership Program (ESOP) and
black economic empowerment (BEE) transaction, collectively with a value equivalent to approximately 6% of its South African assets.
This is consistent with the company’s stated strategic intention to develop means of promoting broad based equity participation in the company by HDSAs and with an undertaking made to the DME as a condition for the granting to the company of its new order mineral rights. AngloGold Ashanti believes that it has made significant progress towards meeting the requirements of the Charter, the
Scorecard and its own undertakings in terms of human resource development, employment equity, mine community and rural
development, housing and living conditions, procurement and
beneficiation, including the implementation of programmes to help achieve the requirement of having 40% of management roles being held by HDSAs by 2010. AngloGold Ashanti may incur expenses in giving further effect to the Charter and the Scorecard and, if established, the implementation of an ESOP may have an adverse impact on the company’s results of operations.
AngloGold Ashanti was informed on 1 August 2005 by the Director
General of Minerals and Energy that its applications to convert its old order mining rights to new order mining rights for its West Wits and
Vaal River operations, as well as its applications for new mining rights to extend its mining areas at its TauTona and Kopanang mines had been successful. These applications relate to all of its existing operations in South Africa. The notarial agreement for the West Wits operations has subsequently been executed and registered. The notarial agreement for the Vaal River operations is pending.
AngloGold Ashanti submitted two applications to DME for the
conversion of two unused old order prospecting rights to new order prospecting rights, one of which it has subsequently withdrawn. The
DME has approved the conversion of the remaining prospecting right which has been lodged for registration.
Even where new order mining rights are obtained under the MPRDA, these rights may not be equivalent to the old order mining rights. The
AngloGold Ashanti rights that have been converted and registered do not differ significantly from the relevant old order rights. The duration of the new rights will no longer be perpetual as was the case under old order mining rights but rather will be granted for a maximum period of 30 years, with renewals of up to 30 years each and, in the case of prospecting rights, a maximum period of five years with one renewal of up to three years. Furthermore, the
MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition and non-exclusion of others. In addition, the new order rights will only be transferable subject to the approval of the Minister of
Minerals and Energy.
The new order mining rights can be suspended or cancelled by the
Minister of Minerals and Energy if, upon notice of a breach from the
Minister, the entity breaching its obligations in terms of the guidelines
Risk management cont.
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AngloGold Ashanti
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issued for converted mining rights fails to remedy such breach. The
MPRDA also imposes additional responsibilities on mining
companies relating to environmental management and to
environmental damage, degradation or pollution resulting from their prospecting or mining activities. AngloGold Ashanti has a policy of evaluating, minimising and addressing the environmental
consequences of its activities and, consistent with this policy and the
MPRDA, conduct an annual review of the environmental costs and liabilities associated with the group’s South African operations in light of the new, as well as existing, environmental requirements.
The proposed introduction of South African State royalties,
where a significant portion of AngloGold Ashanti’s mineral
reserves and operations are located, could have an adverse
effect on its results of operations and its financial condition.
The South African government has announced the details of the proposed new legislation, whereby the new order rights will be subject to a State royalty. The Mineral and Petroleum Resources
Royalty Bill was published on 11 October 2006 and provides for the payment of a royalty of 1.5% of gross revenue per year, payable quarterly. The royalty is tax deductible and the cost after tax amounts to a rate of 0.825% at the prevailing marginal tax rate applicable to the company. The payment of royalties will commence on 1 May
2009 if the Bill is passed by Parliament in its current form.
Certain factors may affect AngloGold Ashanti’s ability to
support the carrying value of its property, plants and
equipment, acquired properties, investments and goodwill on
its balance sheet.
AngloGold Ashanti reviews and tests the carrying value of its assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. AngloGold Ashanti values individual mining assets at the lowest level for which identifiable cash flows are identifiable as independent of cash flows of other mining assets and liabilities. If there are indications that impairment may have occurred,
AngloGold Ashanti prepares estimates of expected future cash flows for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditure.
For further details see note 16 to the group financial statements
(Tangible assets – impairment calculations).
If any of these uncertainties occur either alone or in combination, it could require management to recognise an impairment, which could adversely affect AngloGold Ashanti’s financial condition.
AngloGold Ashanti’s mineral reserves and deposits and mining operations are located in countries that face political, economic and security risks.
Some of AngloGold Ashanti’s mineral deposits and mining and
exploration operations are located in countries that have experienced political instability and economic uncertainty. In all of the countries where AngloGold Ashanti operates, the formulation or implementation of government policies may be unpredictable on certain issues including regulations which impact on its operations and changes in laws relating to issues such as mineral rights and asset ownership, taxation, royalties, import and export duties, currency transfers, restrictions on foreign currency holdings and repatriation of earnings.
Any existing and new mining and exploration operations and projects
AngloGold Ashanti carries out in these countries are, and will be subject to, various national and local laws, policies and regulations governing the ownership, prospecting, development and mining of mineral reserves, taxation and royalties, exchange controls, import and export duties and restrictions, investment approvals, employee and social/community relations and other matters. If, in one or more of these countries, AngloGold Ashanti was not able to obtain or maintain necessary permits, authorisations or agreements to implement planned projects or continue its operations under conditions or within time frames that make such plans and operations economic, or if legal, ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws and regimes, or the governing political authorities change materially which could result in changes to such laws and regimes, its results of operations and its financial condition could be adversely affected.
In Mali and Tanzania, AngloGold Ashanti is due refunds of input tax which remain outstanding for periods longer than those provided for in the respective statutes. In addition, AngloGold Ashanti has unresolved tax disputes in a number of countries. If the outstanding input taxes are not received and the tax disputes are not resolved in a manner favourable to AngloGold Ashanti, it could have an adverse effect upon its results of operations and its financial condition.
Certain of the countries in which AngloGold Ashanti has mineral deposits or mining or exploration operations, including the
Democratic Republic of Congo and Colombia, have in the past
experienced and in certain cases continue to experience, a difficult security environment as well as political instability. In particular, various illegal groups active in regions in which the company is present may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on the company’s operations in such regions. In the event that continued operations in these countries compromise AngloGold Ashanti’s security or
business principles, it may withdraw from these countries on a temporary or permanent basis, which in turn, could have an adverse impact on its results of operations and its financial condition.
Labour disruptions could have an adverse effect on AngloGold
Ashanti’s operating results and financial condition.
As at 31 December 2006, approximately 69% (2005: 72%) of
AngloGold Ashanti’s workforce excluding contractors or 62% of total workforce was located in South Africa. Approximately 97.8% of the workforce on its South African operations is unionised, with the
National Union of Mineworkers (NUM) representing the majority of unionised workers.
AngloGold Ashanti’s employees in some South American countries and Ghana are also highly unionised. Trade unions have a significant impact on AngloGold Ashanti’s labour relations climate, as well as on social and political reforms, most notably in South Africa. AngloGold currently enjoys healthy relations with the relevant trade unions and industry representatives. This is in part due to the presence of the representative unions and the part they play in ensuring orderly collective bargaining. Furthermore, AngloGold Ashanti has instituted a number of processes at both mine and at company level, whereby management and unions interact regularly and address areas of difference as they arise. It has become established practice to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. A two-year wage agreement was signed with the NUM in August
2005, following negotiations between the NUM, UASA (on behalf of some clerical and junior management staff) and Solidarity (on behalf of a small number of miners) and the Chamber of Mines.
Agreement was only reached after a four-day strike which affected all of AngloGold Ashanti’s operations in South Africa. In contrast with previous strikes, this stoppage was peaceful and orderly and it is
Risk management cont.
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AngloGold Ashanti
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estimated that lost production, as a result of the strike, was made up in a reasonably short time period.
There is a risk that strikes or other types of conflict with unions or employees may occur at any one of AngloGold Ashanti’s operations.
It is uncertain whether labour disruptions will be used to advocate labour, political or social goals in the future. Should any labour disruptions occur, if material, they could have an adverse effect on AngloGold Ashanti’s results of operations and its financial condition.
The use of mining contractors at certain of AngloGold Ashanti’s operations may expose it to delays or suspensions in mining
activities.
Mining contractors are used at certain of AngloGold Ashanti’s mines, including Sadiola, Morila and Yatela in Mali, Siguiri in Guinea,
Iduapriem in Ghana and Sunrise Dam in Australia, to mine and deliver ore to processing plants. Consequently, at these mines,
AngloGold Ashanti does not own all of the mining equipment and may face disruption of operations and incur costs and liabilities in the event that any of the mining contractors at these mines has financial difficulties, or should there be a dispute in renegotiating a mining contract, or a delay in replacing an existing contractor.
AngloGold Ashanti competes with mining and other companies
for key human resources.
AngloGold Ashanti competes with mining and other companies to attract and retain key executives and other employees with
appropriate technical skills and managerial experience necessary to continue to operate its business. The retention of staff is particularly challenging in South Africa, where AngloGold Ashanti is required to achieve employment equity targets of participation by HDSAs in management and other positions. AngloGold Ashanti competes with all companies in South Africa to attract and retain a small but growing pool of HDSAs with the necessary skills and experience. For further details see the risk factor “AngloGold Ashanti’s new order mineral rights in South Africa could be suspended or cancelled should the company breach, and fail to remedy such breach of, its obligations in respect of the acquisition of these rights”.
There can be no assurance that AngloGold Ashanti will attract and retain skilled and experienced employees and, should it lose any of its key personnel, its business may be harmed and its results
of operations and its financial condition could be adversely affected.
AngloGold Ashanti faces certain risks in dealing with HIV/AIDS which may adversely affect its results of operations and its financial condition.
AIDS remains the major health care challenge faced by AngloGold
Ashanti’s South African operations. Accurate prevalence data for AIDS is not available. The South African workforce prevalence studies indicate that the percentage of AngloGold Ashanti’s South African workforce that may be infected by HIV may be as high as 30%.
AngloGold Ashanti is continuing to develop and implement various programmes aimed at helping those who have been infected with HIV and preventing new infections. Since 2002 AngloGold Ashanti has offered a voluntary monitored anti-retroviral therapy (ART) programme for employees in South Africa who are infected with HIV. This programme offers a triple combination drug regimen of ART to wellness clinic patients that meet the medical eligibility criteria for starting treatment. From April 2003, AngloGold Ashanti commenced a roll-out of the treatment to all eligible employees desiring it. Currently approximately 4,500 employees are on the wellness programme and as at December 2006, approximately 1,450 employees were receiving treatment using anti-retroviral drugs.

The cost of providing rigorous outcome-focused disease management of employees with AIDS, including the provision of an anti-retroviral therapy, is on average R1,300 ($185) per employee on treatment per month. It is not yet possible to develop an accurate cost estimate of the programme in its entirety, given uncertainties such as drug prices and the ultimate rate of employee participation. AngloGold Ashanti does not expect the cost that it will incur related to the prevention of
HIV infection and the treatment of AIDS to materially and adversely affect the results of operations. Nevertheless, it is not possible to determine with certainty the costs that AngloGold Ashanti may incur in the future in addressing this issue, and consequently its results of operations and its financial condition could be adversely affected.
AngloGold Ashanti faces certain risks in dealing with malaria, particularly at its operations located in Africa, which may have an adverse effect on its results of operations.
Malaria is a significant health risk at all of AngloGold Ashanti’s operations in Central, West and East Africa where the disease assumes epidemic proportions because of ineffective national control programs. The disease is a major cause of death in young children and pregnant women but also gives rise to fatalities and absenteeism in adult men. Consequently, if uncontrolled, the disease could have an adverse effect upon productivity and profitability levels of AngloGold
Ashanti’s operations located in these regions.
The treatment of occupational health diseases and the potential liabilities related to occupational health disease may have an adverse effect upon the results of AngloGold Ashanti’s
operations and its financial condition.
The primary areas of focus in respect of occupational health within
AngloGold Ashanti’s operations are noise-induced hearing loss
(NIHL), occupational lung diseases (OLD) and tuberculosis (TB).
AngloGold Ashanti incurs costs in providing occupational health services to its employees at various occupational health centres and it continues to implement initiatives with a view to limiting the incidence and severity of these occupational health diseases. If the costs associated with providing such occupational health services increase, such increase could have an adverse effect on
AngloGold Ashanti’s results of operations and its financial
condition.
Furthermore, the South African government, by way of a cabinet resolution in 1999, proposed a possible combination and
alignment of benefits of the Occupational Diseases in Mines and
Works Act (ODMWA) that provides for compensation to miners
who have OLD, TB and combinations thereof, and the
Compensation for Occupational Injuries and Diseases Act (COIDA)
that provides for compensation to non-miners who have OLD, as well as compensation to both miners and non-miners who suffer accidental injury in the workplace. Based on a recently proposed resolution, it is possible that these acts will be combined in the future.
COIDA provides for compensation payments to workers suffering permanent disabilities from OLD, which are classified as pension liabilities if the permanent disability is above a certain threshold, or a lump sum compensation payment if the permanent disability is below a certain threshold. ODMWA only provides for a lump sum compensation payment to workers suffering from OLD. The
capitalised value of a pension liability (in accordance with COIDA)
is usually greater than that of a lump sum compensation payment
(under ODMWA). In addition, under COIDA compensation
becomes payable at a lower threshold of permanent disability than under ODMWA. It is estimated that under COIDA about two to
three times as many of AngloGold Ashanti’s employees would be compensated as compared with those eligible for compensation
Risk management cont.
Page 120_AngloGold Ashanti
_Annual Financial Statements 2006

AngloGold Ashanti
_Annual Financial Statements 2006_Page 121
under ODMWA. If the proposed combination of COIDA and
ODMWA were to occur, this could further increase the level of compensation claims AngloGold Ashanti could be subject to and consequently could have an adverse effect on its financial
condition.
The costs associated with the pumping of water inflows
from
closed mines adjacent to AngloGold Ashanti’s
operations could have an adverse effect upon its results of
operations.
Certain of AngloGold Ashanti’s mining operations are located adjacent to the mining operations of other mining companies. The closure of a mining operation may have an impact upon continued
operations at the adjacent mine if appropriate preventative steps are not taken. In particular, this can include the ingress of underground water where pumping operations at the adjacent
closed mine are suspended. Such ingress could have an adverse effect upon any one of AngloGold Ashanti’s mining operations as a result of property damage, disruption to operations and
additional pumping costs.
AngloGold Ashanti has embarked on legal action in South Africa after the owner of an adjacent mine put the company owning the adjacent mining operation into liquidation, raising questions about its and other companies’ willingness to meet their water pumping
obligations. The relevant mining companies are negotiating a settlement agreement with the anticipated result being that the mining companies will establish a not for profit water company to conduct the water pumping activities at the highest lying shaft which is owned by Stilfontein Gold Mining Company (in liquidation). The three mining companies will contribute equally to the cost of establishing and initially running the water company until it becomes self funding.
Some of AngloGold Ashanti’s power supplies are not always
reliable and have on occasion forced it to halt or curtail activities at its mines. Power fluctuations and power cost increases may adversely affect AngloGold Ashanti’s results of operations and its financial condition.
All of AngloGold Ashanti’s mining operations in Ghana are
dependent for their electricity supply on hydro-electric power supplied by the Volta River Authority (VRA), an entity controlled by the government of Ghana, although AngloGold Ashanti also has access to VRA electricity supply from a recently constructed smaller thermal plant.
The VRA’s principal electricity generating facility is the Akosombo
Dam and during periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam may be curtailed, as occurred in 1998. In addition, this electricity supply has been subject to voltage fluctuations, which can damage the group’s equipment. The VRA also obtains power from neighbouring Côte
d’Ivoire, which has intermittently experienced some political instability and civil unrest. These factors, including increased power demand from other users in Ghana, may cause interruptions in
AngloGold Ashanti’s power supply to its operations in Ghana or result in increases in the cost of power even if they do not interrupt supply. Consequently, these factors may adversely affect AngloGold
Ashanti’s results of operations and its financial condition.
In order to address this problem and to supplement the power generated by the VRA, AngloGold Ashanti together with the other three principal gold producers in Ghana namely, Gold Fields Limited,
Golden Star Limited and Newmont Mining Corporation, has agreed to acquire (and equally fund), and 85MW, diesel-fired, power plant that could be converted to gas supply once the anticipated West
African Gas Pipeline is developed. AngloGold Ashanti’s share of the acquisition cost and construction of this power plant is $9 million.
AngloGold Ashanti believes that this additional power should alleviate any current power shortages unless the power supply from the VRA further deteriorates as a result of either reduced power generation or increased demand from other users.
AngloGold Ashanti’s mining operations in Guinea, Tanzania and Mali are dependent on power supplied by outside contractors and
supplies of fuel being delivered by road. AngloGold Ashanti’s power supply has been disrupted in the past and it has suffered resulting production losses as a result of equipment failure. Recently, South
Africa has started to experience power outages. Should similar events occur in future, or should fluctuations or power cost increases adversely affect AngloGold Ashanti’s other operations, this
would have an adverse effect on AngloGold Ashanti’s operational results and its financial condition.
The occurrence of events for which AngloGold Ashanti is not
insured or for which its insurance is inadequate may adversely affect its cash flows and overall profitability.
AngloGold Ashanti maintains insurance to protect only against catastrophic events which could have a significant adverse effect on its operations and profitability. This insurance is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, AngloGold
Ashanti’s insurance does not cover all potential risks associated with its business. In addition, AngloGold Ashanti may elect not to insure certain risks, due to the high premiums associated with insuring those risks or for various other reasons, including an assessment that the risks are remote.
Furthermore, AngloGold Ashanti may not be able to obtain insurance coverage at acceptable premiums. AngloGold Ashanti has a captive insurance company, namely AGRe Insurance Company Limited,
which participates at various levels in certain of the insurances maintained by AngloGold Ashanti. The occurrence of events for which it is not insured may adversely affect AngloGold Ashanti’s cash flows and overall profitability.
Risks related to AngloGold Ashanti’s ordinary shares and
American Depositary Shares (ADSs)
Sales of large quantities of AngloGold Ashanti’s ordinary
shares and ADSs, or the perception that these sales may
occur, could adversely affect the prevailing market price of such securities.
The market price of AngloGold Ashanti’s ordinary shares or ADSs could fall if large quantities of ordinary shares or ADSs are sold in the public market, or there is the perception in the marketplace that such sales could occur. Holders of AngloGold Ashanti’s
ordinary shares or ADSs may decide to sell them at any time. For example, in April 2006 Anglo American plc (AAplc) sold $1 billion worth of ordinary shares it held in AngloGold Ashanti, reducing
AAplc’s shareholding in the company from approximately 51% of outstanding shares to 41.67% as at 31 December 2006. AAplc
has stated that it intends to reduce and ultimately to exit its gold company holdings and that it will continue to explore all available options to exit AngloGold Ashanti in an orderly manner. AngloGold
Ashanti has entered into a registration rights agreement with
AAplc that would facilitate US registration of additional offers and sales of AngloGold Ashanti shares that AAplc makes in the future, subject to certain conditions. Sales of ordinary shares or ADSs if substantial, or the perception that sales may occur and be
substantial, could exert downward pressure on the prevailing market prices for AngloGold Ashanti ordinary shares or ADSs, causing their market prices to decline.
Risk management cont.
Page 122_AngloGold Ashanti
_Annual Financial Statements 2006

AngloGold Ashanti
_Annual Financial Statements 2006_Page 123
Fluctuations in the exchange rate of different currencies may reduce the market value of AngloGold Ashanti’s securities, as well as the market value of any dividends or distributions paid by AngloGold Ashanti.
AngloGold Ashanti has historically declared all dividends in South
African rands. As a result, exchange rate movements may have affected and may continue to affect the Australian dollar, the British pound, the Ghanaian cedi and the US dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to investors that hold AngloGold Ashanti’s securities. This may reduce the value of these securities to investors. The Memorandum and Articles of Association of the company allows for dividends and distributions to be declared in any currency at the discretion of AngloGold Ashanti’s board of directors, or its shareholders at a general meeting. If and to the extent that AngloGold Ashanti declares dividends and distributions in dollars, exchange rate movements will not affect the dollar value of any dividends or distributions. Nevertheless, the value of any dividend or distribution in Australian dollars, British pounds, Ghanaian cedis or
South African rands will continue to be affected. If and to the extent that dividends and distributions are declared in South African rands, exchange rate movements will continue to affect the Australian dollar,
British pound, Ghanaian cedi and US dollar value of these dividends and distributions. Furthermore, the market value of AngloGold Ashanti’s securities as expressed in Australian dollars, British pounds, Ghanaian cedis, US dollars and South African rands will continue to fluctuate in part as a result of foreign exchange fluctuations.
The recently announced proposal by the South African
government to replace the Secondary Tax on Companies with a
withholding tax on dividends and other distributions may affect the amount of dividends or other distribution received by the company’s shareholders.
On 21 February 2007, the South African government announced
a proposal to replace the Secondary Tax on Companies with a
10% withholding tax on dividends and other distributions payable to shareholders. This proposal is expected to be implemented in phases between 2007 and 2009. Although this could reduce the tax payable by the South African operations of the company,
thereby potentially increasing distributable earnings, the
withholding tax may reduce the amount of dividends or other
distributions received by AngloGold Ashanti shareholders unless it is mitigated by an applicable double tax treaty.

The annual financial statements and group annual financial statements for the year ended 31 December 2006 were approved by the board of directors on 20 March 2007 and are signed on its behalf by:
Directors
RP Edey, Chairman
RM Godsell, Chief Executive Officer
S Venkatakrishnan, Executive Director: Finance
CB Brayshaw, Chairman, Audit and Corporate Governance Committee
Managing Secretary
Ms YZ Simelane
Directors’ approval
In terms of Section 268G(d) of the Companies Act, 61 of 1973, I certify that the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Act, and that all such returns are true, correct and up to date.
Ms YZ Simelane
Managing Secretary
Johannesburg
20 March 2007
Secretary’s certificate
Page 124_AngloGold Ashanti
_Annual Financial Statements 2006

AngloGold Ashanti
_Annual Financial Statements 2006_Page 125
We have audited the annual financial statements of AngloGold Ashanti Limited group and company, which comprise the directors’ report, the balance sheet as at 31 December 2006, the income statement, the statement of recognised income and expense and cash flow statement for the year then ended, a summary of significant accounting policies and other explanatory notes, as set out on pages 126 to 295.
Directors’ responsibility for the financial statements
The company’s directors are responsible for the preparation and fair presentation of these financial statements in accordance with
International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa. This responsibility includes:
designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditors’ responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with
International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.
The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of the group and company as of
31 December 2006, and of the financial performance and its cash flows for the year then ended in accordance with International Financial
Reporting Standards, and in the manner required by the Companies Act of South Africa.
Ernst & Young Registered Auditors Inc.
Registered Auditor
Johannesburg, Republic of South Africa
20 March 2007
Report of the independent auditors
to the members of AngloGold Ashanti Limited

The Remuneration Committee sets and monitors executive remuneration for the company, in line with the Executive Remuneration Policy.
This policy has as its objectives to:
attract, reward and retain executives of the highest calibre;
align the behaviour and performance of executives with the company’s strategic goals, in the overall interests of shareholders;
ensure the appropriate balance between short-, medium- and long-term rewards and incentives, with the latter being closely linked to structured company performance targets and strategic objectives that are in place from time to time; and
ensure that regional management is competitively rewarded within a global remuneration policy, which recognises both local and global market practice.
In particular the Remuneration Committee is responsible for:
the remuneration packages for executive directors of the company including, but not limited to, basic salary, performance-based short-
and long-term incentives, pensions, and other benefits; and
the design and operation of the company’s executive share option and other incentive schemes.
Remuneration Committee
For 2006, members of the Committee comprised the following non-executive directors:
Russell Edey (Chairman)
Reginald Bannerman (appointed 5 May 2006)
Colin Brayshaw
Tony Trahar
During the year, three meetings of the Remuneration Committee were held. Attendance by members or their designated alternates was as follows:
Number attended
RP Edey
3
RE Bannerman*
2
CB Brayshaw
2
AJ Trahar
2
* Attended both meetings since appointment to committee
Remuneration report
Page 126_AngloGold Ashanti
_Annual Financial Statements 2006

AngloGold Ashanti
_Annual Financial Statements 2006_Page 127
All meetings of the committee are attended by the chief executive officer and executive officer: human resources, except when their own remuneration or benefits are being discussed. The services of Deloitte & Touche are retained to act as independent, expert advisers on executive remuneration.
The following principles are applied in determining executive remuneration:
1.
Annual remuneration is a combination of base pay and short-, medium- and long-term incentives, with salary comprising about 50% of annual remuneration.
2.
Salary is set at the median for the relevant competitive market.
3.
All incentive plans should align performance targets with shareholder interests.
Bonus Share Plan (BSP) and Long-Term Incentive Plan (LTIP)
Shareholders approved the introduction of two new schemes to replace the old share incentive scheme at the annual general meeting held on 29 April 2005. The purpose of both schemes is to align the interests of shareholders and the efforts of executives and managers.
To the extent that structured company performance targets are achieved, the BSP allows for the payment of an annual bonus, paid in part in cash and part in rights to acquire shares.
The LTIP allows for the granting of rights to acquire shares, based on the achievement of stretched company performance targets over a three-year period.
These targets are based on the performance of earnings per share (EPS) and relative total shareholder return (TSR), whereby the company will need to consistently outperform its gold company peers. Additionally, certain strategic business objectives will also need to be met, such as growing the reserve base of the company.
Executive director remuneration currently comprises the following elements:
1.
Basic salary, which is subject to annual review by the Remuneration Committee and is set in line with the median of salaries in similar companies in the relevant markets both in South Africa and globally. The individual salaries of executive directors are reviewed annually in accordance with their own performance, experience, responsibility and company performance.

Page 128_AngloGold Ashanti
_Annual Financial Statements 2006
2.
Annual bonus, which is determined by the achievement of a set of stretching company and individual performance targets. The company targets include earnings per share, cost control, safety and global production. The weighting of the respective contribution of company and individual targets is 70% company and 30% individual. Failure to achieve safety improvement targets results in the reduction of bonuses for executive directors and executive officers. Fifty per cent of the bonus is paid in cash and 50% in the awarding of rights to acquire shares. The awards have a three-year vesting period.
3.
LTIP: Executive directors are granted the right to acquire shares of value equivalent to their annual salaries, subject to the achievement of stretched company performance targets over a three-year period. These targets are based on the performance of EPS and TSR, whereby the company will need to consistently outperform its gold company peers.
Additionally, strategic business objectives will also need to be met. The first tranche of LTIP awards was made to executive directors in 2005.
4.
Pensions: All executive directors who are South African citizens, are members of the AngloGold Ashanti Pension Fund, a defined benefit fund which guarantees a pension on retirement equivalent to 2% of final salary per year of service. All executive directors who are not
South African citizens have other retirement benefit plans, to which the company contributes, to the level required by local practice.
Death and disability cover reflects best practice amongst comparable employers in South Africa.
5.
Other benefits: Executive directors are members of an external medical aid scheme, which covers the director and his immediate family.
Directors’ service contracts
Service contracts of executive directors are reviewed annually. The contractual notice period in respect of Bobby Godsell, as chief executive officer, is 12 months, and for the other three executive directors, nine months. The contracts also deal with compensation if an executive director is dismissed or if there is a material change in role, responsibilities or remuneration following a new shareholder assuming control of the company. Compensation in these circumstances is pegged at twice the notice period earnings.
Remuneration report cont.

AngloGold Ashanti
_Annual Financial Statements 2006_Page 129
Non-executive directors’ remuneration
The following table details fees and allowances paid to non-executive directors in 2006:
2006
2005
Resigned/
All figures stated to the
Appointed
Retired
Com-
Com-
nearest R000
(1)
with effect
with effect
Directors'
mittee
Directors'
mittee
from
(2)
from
(2)
fees
(3)
fees
Travel
(4)
Total
fees
(3)
fees
Travel
(4)
Total
RP Edey (Chairman)
919          170           113
1,202
832          200          102
1,134
Dr TJ Motlatsi (Deputy chairman)
300          130
–          430
300          160
–           460
FB Arisman
113          150           113         376
102          170            77          349
RE Bannerman
10 Feb 06
113            37            59
209
–             –              –             –
Mrs E le R Bradley
110          160
–          270
110          190
–           300
CB Brayshaw
(5)
110          148
–          258
110          150
–           260
Dr SE Jonah
(6)
(President)
1 Aug 05
157          120
–          277
46            43             –            89
AW Lea
31 Jul 05
–             –              –             –            59            23            51
 133
R Médori
1 Aug 05
111             3              –
114
44            17             –             61
JH Mensah
4 Aug 06
47             –             28           75
–             –              –              –
WA Nairn
110          130
–          240
110          130
–           240
Prof W L Nkuhlu
4 Aug 06
46            25             –            71
–             –             –              –
SR Thompson
111            80             –
191
102            80          102          284
AJ Trahar
110            50             –
160
110            80             –
190
PL Zim
4 Aug 06
83
60              –
143
110
80              –
190
Total – non-executive directors
2,440
1,263          313
4,016        2,035        1,323           332      3,690
Alternates
DD Barber
4 Aug 06
–             –              –             –              –              –               –            –
A H Calver
–             –              –             –              –              –               –            –
PG Whitcutt
–            37              –           37
–              –               –            –
Total – Alternate directors
–            37              –           37
–              –               –            –
Grand
total
2,440
1,300            313      4,053        2,035        1,323            332     3,690
(1)
Where directors' compensation is in dollars, amounts reflected are the actual South African rand values at the date of payment.
(2)
Salaries are disclosed only for the period from or to which, office is held.
(3)
At the annual general meeting of shareholders held on 29 April 2004, shareholders approved an increase in directors fees with effect from 1 May 2004.
Shareholders will be asked to approve an increase to directors fees at the annual general meeting of shareholders to be held on 4 May 2007. Fees payable in
2006 and 2005 as follows:
– Chairman – $130,000 per annum
– Deputy chairman and president – R300,000 per annum (President’s fee approved by shareholders on 5 May 2006)
– South African resident directors – R110,000 per annum
– Non-resident directors – $16,000 per annum
(4)
A payment of a travel allowance of $4,000 per meeting is made to non-executive directors who travel internationally to attend board meetings. In addition,
AngloGold Ashanti is liable for the payment of all travel costs.
(5)
In addition, Mr Brayshaw was paid a fee of $2,659 (R18,000) (2005: $2,827 – R18,000) by AGRe Insurance Company Limited, a wholly-owned subsidiary, as chairman of its audit committee.
(6)
Dr Jonah resigned as an executive director with effect 31 July 2005, but remained a non-executive director. Dr Jonah resigned from the board with effect from
12 February 2007.
Rounding may result in computational differences
Executive directors do not receive payment of directors' fees or committee fees.

Page 130_AngloGold Ashanti
_Annual Financial Statements 2006
Remuneration report cont.
Executive directors’ and executive officers’ remuneration – 2006
Pre-tax
Appointed Resigned/
Perform-
Pension
gains on
       with retired
ance
scheme
share
effect with effect
related
contri-
Other Encashed
Sub
options
All figures in R000
from
(1)
from
(1)
Salary payments
(2)
butions
benefits
(3)
leave
(4)
total
exercised
(5)
Total
Executive directors'
remuneration 2006
R M Godsell (Chief
Executive
Officer)
6,334        2,400         935
63
–        9,732         2,197
11,929
R
Carvalho
Silva
5,159        1,165      2,088
50          437        8,899
–      8,899
N F Nicolau
3,692
 1,165
561
24
143
5,585
3,452
9,037
S
Venkatakrishnan
3,801
 1,165
646             –             –
5,613               –
5,613
K H Williams
6 May 06
1,186
–
175
88
–
1,449
–
1,449
20,171        5,895       4,406         226           580
 31,278         5,649
36,927
Executive officers'
remuneration 2006
Representing 16
executive officers
29,410        6,658       3,208       1,419          265
40,960          7,461
48,421
Total executive directors
and executive officers
remuneration – 2006
49,581
12,553        7,614       1,645           845
72,238        13,110
85,348
(1)
Salaries are disclosed only for the period from or to which, office is held.
(2)
In order to more accurately disclose remuneration received/receivable by Executive Directors and Executive Officers, the tables above include the performance related payments calculated on the year's financial results.
(3)
Includes health care, personal travel and relocation expenses.
(4)
In 2005, AngloGold Ashanti altered its policy regarding the number of leave days that may be accrued. As a result, surplus leave days accrued are compulsorily encashed.
(5)
On exercising of options granted in terms of the AngloGold share incentive scheme, Messrs Godsell and Nicolau applied proceeds from the sale of the shares to acquire 3,833 (2005: 8,717) and 2,900 AngloGold Ashanti shares respectively.
Rounding may result in computational differences.

AngloGold Ashanti
_Annual Financial Statements 2006_Page 131
Executive directors’ and executive officers’ remuneration – 2005
Pre-tax
Appointed Resigned/
Perform-
Pension
gains on
       with retired
ance
scheme
share
effect with effect
related
contri-
Other Encashed
Sub
options
All figures in R000
from
(1)
from
(1)
Salary payments
(2)
butions
benefits
(3)
leave
(4)
total
exercised
(5)
Total
Executive directors'
remuneration 2005
R M Godsell (Chief
Executive
Officer)
5,951
1,891         867            25          625
9,359         3,627
12,986
J G Best
31 Jul 05
1,837
–
270
170
–
2,277
1,757
4,034
R Carvalho Silva
1 May 05
3,079
939
607
120
–
4,745
–
4,745
D L Hodgson
30 Apr 05
1,047
–
154
8
–
1,209
799
2,008
Dr S E Jonah
1 Aug 05
2,744
–
351
–
596
3,691
–
3,691
N F Nicolau
1 May 05
2,226
939
330
18
11
3,524
–
3,524
S Venkatakrishnan
1 Aug 05
1,619
1,055
188
–
–
2,862
–
2,862
K H Williams
3,258
960
481
23
2,185
6,907
587
7,494
21,761       5,784        3,248         364        3,417
34,574          6,770
41,344
Executive officers'
remuneration 2005
Representing 18
executive officers
25,311        4,662       3,553          893       2,668
37,087          1,442
38,529
Total executive directors
and executive officers
remuneration
–
2005
47,072
10,446        6,801       1,257       6,086
71,662          8,212
79,874
(1)
Salaries are disclosed only for the period from or to which, office is held.
(2)
In order to more accurately disclose remuneration received/receivable by Executive Directors and Executive Officers, the tables above include the performance related payments calculated on the year's financial results.
(3)
Includes health care, personal travel and relocation expenses.
(4)
In 2005, AngloGold Ashanti altered its policy regarding the number of leave days that may be accrued. As a result, surplus leave days accrued are compulsorily encashed.
(5)
On exercising of options granted in terms of the AngloGold share incentive scheme, Mr Godsell applied proceeds from the sale of the shares to acquire
8,717 AngloGold Ashanti shares in his own name.
Rounding may result in computational differences.

Page 132_AngloGold Ashanti
_Annual Financial Statements 2006
Share incentive schemes
Options and rights to subscribe for ordinary shares in the company granted to, and exercised by, executive directors, executive officers and other managers during the year to 31 December 2006 and subsequent to year-end.
Executive directors, executive officers and other managers
RM Godsell
(1)
R Carvalho Silva
Granted and outstanding at 1 January, 2006
Number
239,735                         54,815
Average exercise/issue price per share
– R
117.58
168.98
Granted during the year
(3)
Number
29,390                         14,345
Average issue price per share
– R
–
–
Exercised during the year
Number
9,200
–
Average exercise/issue price per share
– R
104.00
–
Average market price per share at date of exercise
– R
343.62
Pre-tax gain before expenses at date of exercise
– R value
2,204,467.20
–
Lapsed during the year
Number
–
–
Average exercise/issue price per share
– R
–
–
Held at 31 December, 2006
Number
259,925                         69,160
Average exercise/issue price per share
– R
104.76
133.93
Subsequent to year end
(to 31 January 2007)
Exercised
Number
–
–
Average exercise/issue price per share
– R
–
–
Average market price per share at date of exercise
– R
–
–
Pre-tax gain before expenses at date of exercise
– R value
–
–
Lapsed
Number
–
–
Average exercise/issue price per share
– R
–
–
Held at 31 January 2007
Number
259,925                         69,160
Average exercise/issue price per share
– R
104.76
133.93
Latest expiry date
31 July 2016
31 July 2016
(1)
On exercising of options granted in terms of the AngloGold share incentive scheme, Messrs Godsell and Nicolau applied proceeds from the sale of the shares to acquire 3,833 (2005: 8,717) and 2,900 AngloGold Ashanti shares respectively.
(2)
As a result in the change of status, the following movements to opening balances were made:
Quantity Average exercise
– From director status to other management:
117,230                            188.10
– From other management to executive officer
33,080                            142.06
– From executive officer to other management
12,000                            287.12
(3)
Awards granted in 2005 and 2006 are grated at nil cost to participant.
Of the 4,199,820 options or rights granted and outstanding at 31 December 2006, 2,147,660 options are fully vested and 911,400 options will vest on 1 November 2007.
Remuneration report cont.

AngloGold Ashanti
_Annual Financial Statements 2006_Page 133
Total
Total
Total
Total
N F Nicolau
(1)
S Venkatakrishnan
Directors
Executive Officers
(2)
Other
(2)
Scheme
56,635                          14,865
366,050
423,415                      3,607,690                    4,397,155
139.24
–
123.85
147.84                           199.43                        188.17
14,345                          14,725                        72,805
88,470                          409,510                      570,785
–
–
–
–
–
–
17,600
–
26,800
35,700                         335,899                       398,399
147.69
–
132.69
131.38                           127.73                        128.39
345.00
344.52
341.75                           329.82                        331.88
3,472,640.00
–
5,677,107.20
7,510,106.73                  67,884,192.29             81,071,406.22
–
–
–
6,306                          363,415                     369,721
–
–
–
–
   210.22
206.64
53,380                         29,590
412,055
469,879                       3,317,886                  4,199,820
99.04
–
101.39
123.24                            180.89                      166.64
–
–
–
494                          1,124                            1,618
–
–
–
–
80.43
55.87
–
–
–
325.15                          333.23                        330.76
–
–
–
160,624.10                    284,153.00                   444,777.10
–
–
–
–
–
–
–
–
–
–
–
–
53,380                          29,590
412,055
469,385                     3,316,762                     4,198,202
99.04
–
101.39
123.37                         180.93                          166.68
31 July 2016
31 July 2016
31 July 2016
8 March 2016

Page 134_AngloGold Ashanti
_Annual Financial Statements 2006
Nature of business
AngloGold Ashanti Limited conducts mining operations in Africa, North and South America and Australia and undertakes exploration activities worldwide. In addition, the company is involved in the manufacturing, marketing and selling of gold products, as well as the development of markets for gold.
Major shareholder
The company's major shareholder is Anglo South Africa Capital (Proprietary) Limited, a wholly-owned subsidiary of Anglo American plc
(incorporated in England and Wales). The effective shareholding of Anglo American plc in the issued ordinary share capital of the company at the undermentioned dates was as follows:
31 January
31 December
31 December
2007
2006
2005
Ordinary shares held
Number
115,102,929
115,102,929
134,788,099
Percentage
41.67
41.67
50.85
On 20 April 2006, Anglo American plc sold 19,685,170 ordinary shares of AngloGold Ashanti through a secondary public offering, thereby reducing its shareholding to 41.8%. This sale followed the announcement on 26 October 2005 in which Anglo American plc declared its intention to provide AngloGold Ashanti with greater flexibility to pursue its strategy while still remaining a significant shareholder in the medium term.
Share capital
Authorised
The authorised share capital of the company increased during 2006, with the creation of E ordinary shares as approved by shareholders, in general meeting on 11 December 2006. The authorised share capital of AngloGold Ashanti at 31 December 2006 is made up as follows:
400,000,000
ordinary shares of 25 South African cents each
R100,000,000
4,280,000
E ordinary shares of 25 South African cents each
R1,070,000
2,000,000
A redeemable preference shares of 50 South African cents each
R1,000,000
5,000,000
B redeemable preference shares of 1 South African cent each
R50,000
R102,120,000
Directors’ report

AngloGold Ashanti
_Annual Financial Statements 2006_Page 135
Share capital cont.
The following are the movements in the issued and unissued capital from the beginning of the accounting period to 31 January 2007:
Issued
Ordinary shares
2006
2005
Number
Number
of shares
Rands
of shares
Rands
At 1 January
264,938,432
66,234,608
264,462,894
66,115,724
Issued during year
– $500 million equity raising (effective 20 April 2006)
9,970,732
2,492,683
–
–
– Bokamoso ESOP transaction (approved by
shareholders on 11 December 2006)
928,590              232,147
–
–
– Exercise of options by participants in the AngloGold Share
Incentive Scheme
398,399               99,600
475,538               118,884
At 31 December
276,236,153         69,059,038
264,938,432            66,234,608
Issued subsequent to year-end
– Exercise of options by participants in the AngloGold Share
Incentive Scheme
1,618                  404
– Conversion for E ordinary shares in terms of the Bokamoso
ESOP
2,627                  657
At 31 January 2007
276,240,398        69,060,099
E ordinary shares
On 11 December 2006, shareholders in general meeting authorised the creation of a maximum of 4,280,000 E ordinary shares to be issued pursuant to an Employee Share Ownership Plan and a Black Economic Empowerment transaction (BEE transaction).
2006
2005
Number
Number
of shares
Rands
of shares
Rands
At 1 January
–                       –
–                       –
Issues during year
– The Bokamoso ESOP Trust
2,785,770               696,443
–                       –
– Izingwe Holdings (Proprietary) Limited
1,400,000               350,000
–                       –
At 31 December
4,185,770            1,046,443
–                       –
Issued/cancelled subsequent to year-end
– Issued
–
–
– Cancelled and exchanged for ordinary shares issued
(21,150)
(5,288)
At 31 January 2007
4,164,620            1,041,155

Page 136_AngloGold Ashanti
_Annual Financial Statements 2006
Redeemable preference shares
The A and B redeemable preference shares, all of which are held by a wholly-owned subsidiary Eastvaal Gold Holdings Limited, may not be transferred and are redeemable from the realisation of the assets relating to the Moab Lease area after cessation of mining operations in the area. The shares carry the right to receive dividends equivalent to the profits (net of royalty, ongoing capital expenditure and taxation) from operations in the area. No further A and B redeemable preference shares will be issued.
Further details of the authorised and issued shares, as well as the share premium, are given in note 27 to the group's financial statements.
Unissued
Ordinary
E ordinary
2006
2005
2006
2005
Number of
Number of
Number of
Number of
shares
shares
shares
shares
At 1 January
135,061,568
135,537,106
–
–
Authorised during the year
–
–
4,280,000
–
Issued during year
11,297,721
475,538
4,185,770
–
At 31 December
123,763,847
135,061,568
94,230
–
Issued subsequent to year-end
4,245
–
At 31 January 2007
123,759,602
94,230
Cancelled
In terms of the authority granted by shareholders, on vesting, E ordinary shares are cancelled in favour of ordinary shares, in accordance with the cancellation formula. All E ordinary shares which are cancelled may not be re-issued and therefore do not form part of the authorised but unissued share capital of the company.
E ordinary
2006
2005
Number of
Number of
shares
shares
At 1 January
–
–
Cancelled during the year
–
–
At 31 December
–
–
Cancelled subsequent to year-end
21,150
At 31 January 2007
21,150
Directors’ report cont.

AngloGold Ashanti
_Annual Financial Statements 2006_Page 137
Unissued ordinary shares under the control of directors
In terms of the authority granted by shareholders at the annual general meeting held on 5 May 2006 10% of the authorised but unissued ordinary share capital remaining at that date, after setting aside so many ordinary shares as may be required to be allotted and issued pursuant to the Share Incentive Scheme and for the purposes of the conversion of the $1 billion, 2.375% guaranteed convertible bonds, issued by AngloGold Ashanti Holdings plc, are placed under the control of the directors. This authority expires at the next annual general meeting.
The unissued ordinary shares under the control of the directors at 31 December 2006 were as follows:
Shares
Rands
Authorised ordinary share capital
400,000,000
100,000,000
Ordinary shares in issue at 5 May 2006
275,090,899
68,772,725
Unissued ordinary shares at 5 May 2006
124,909,101
31,227,275
Less: Ordinary shares set aside in terms of:
– Share Incentive Scheme
7,565,000
1,819,250
– Guaranteed Convertible Bonds
15,384,615
3,846,154
Net unissued ordinary shares at 5 May 2006
101,959,486
25,489,871
Unissued ordinary shares under the control of the directors
at 5 May 2006 (10% of net unissued ordinary shares)
10,195,949
2,548,987
Less: Ordinary shares issued at the discretion of the directors
–
At 31 December 2006
10,195,949
2,548,987
In terms of the Listings Requirements of the JSE, shareholders may, subject to certain conditions, authorise the directors to issue the ordinary shares held under their control for cash other than by means of a rights offer to shareholders. In order that the directors of the company may be placed in a position to take advantage of favourable circumstances which may arise for the issue of such ordinary shares for cash, without restriction, for the benefit of the company, shareholders will be asked to consider an ordinary resolution to this effect at the forthcoming annual general meeting.
The company has not exercised the general approval granted at the annual general meeting held on 5 May 2006, to buy back shares from its issued ordinary share capital. At the next annual general meeting shareholders will be asked to renew the general authority for the acquisition by the company, or a subsidiary of the company, of its own shares.
American Depositary Shares
At 31 December 2006, the company had in issue through The Bank of New York as Depositary, and listed on the New York Stock Exchange
(NYSE), 73,572,341 (2005: 48,702,313) American Depositary Shares (ADSs). Each ADS is equal to one ordinary share. At 31 January 2007, there were 72,504,931 ADSs in issue and listed on the NYSE.

Page 138_AngloGold Ashanti
_Annual Financial Statements 2006
Ghanaian Depositary Shares
At 31 December 2006, the company had in issue through NTHC Limited as Depositary, and listed on the Ghana Stock Exchange (GSE),
18,256,500 (2005: 21,848,600) Ghanaian Depositary Shares (GhDSs). Every 100 GhDSs has one underlying AngloGold Ashanti ordinary share and carries the right to one vote. At 31 January 2007, 18,192,900 GhDSs were listed on the GhSE.
AngloGold Share Incentive Scheme
AngloGold Ashanti operates a share incentive scheme for the purpose of providing an incentive to executive directors, executive officers and managers of the company and its subsidiaries to identify themselves more closely with the fortunes of the group and its continued
growth, and to promote the retention of such employees by giving them an opportunity to acquire shares in the company. Non-executive directors are not eligible for participation in the share incentive scheme.
The maximum number of ordinary shares that may be allocated for the purposes of the scheme is equivalent to 2.75% of the total number of ordinary shares in issue at any time, while the maximum aggregate number of shares which may be acquired by any one participant in the scheme is 5% of the ordinary shares allocated for the purposes of the share incentive scheme (or 0.1375% of the total number of ordinary shares in issue) at any one time.
Employees participate in the share incentive scheme to the extent that they are granted options or rights to acquire shares, (rights), and accept them. All options or rights which have not been exercised within ten years from the date on which they were granted, automatically expire.
The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that these incentives are globally competitive, so as to attract, reward and retain management of the highest calibre. As a result, several types of incentives, each with their own issue and vesting criteria have been granted to employees – collectively known as the “AngloGold Share Incentive Scheme or share incentive scheme”.
Although the Remuneration Committee has the discretion to incentivise employees through the issue of shares, only options or rights have so far been granted. The type and vesting criteria of the options or rights granted are:
Time-related
The granting of time-related options was approved by shareholders at the general meeting held on 4 June 1998 and amended by shareholders at the annual general meeting held on 30 April 2002, at which time it was agreed that no further time-related options will be granted and all options granted hereunder will terminate on 1 February 2012, being the date on which the last options granted under this criteria may be exercised or will expire.
Time-related options vest over a five-year period from date of grant and may be exercised in tranches of 20% each in years two, three and four and 40% in year five. As of the date of this report, all options granted and outstanding have vested in full.
Directors’ report cont.

AngloGold Ashanti
_Annual Financial Statements 2006_Page 139
Performance-related
The granting of performance-related options was approved by shareholders at the annual general meeting held on 30 April 2002 and amended at the annual general meeting held on 29 April 2005 at which time it was agreed that no further performance-related options will be granted and all options granted hereunder will terminate on 1 November 2014, being the date on which the last options granted under this criteria may be exercised or will expire.
Performance-related options granted vest in full, three years after date of grant, provided that the conditions under which the options were granted, are met. If the performance condition is not met at the end of the first three-year period, then performance is retested each year over the ten-year life of the option on a rolling three-year basis. Options are normally exercisable, subject to satisfaction of the performance condition, between three and ten years from the date of grant. As of the date of this report the performance criteria under which these options were granted have been met and all options granted and outstanding will vest in full on 1 November 2007.
Bonus Share Plan (BSP)
The granting of rights in terms of the BSP was approved by shareholders at the annual general meeting held on 29 April 2005. Executive directors, executive officers and other management groups are eligible for participation. Each award made in respect of the BSP entitles the holder to acquire one ordinary share at “nil” cost. Awards granted vest in full, three years after date of grant, provided that the participant is still in the employ of the company at the date of vesting unless an event, such as death, occurs which may result in an earlier vesting.
Long-Term Incentive Plan (LTIP)
The granting of rights in terms of the LTIP was approved by shareholders at the annual general meeting held on 29 April 2005. Executive directors, executive officers and selected senior management are eligible for participation. Each award made in respect of the LTIP entitles the holder to acquire one ordinary share at “nil” cost. Awards granted vest three years after date of grant, to the extent that the stretched company performance targets under which the rights were granted, are met and provided that the participant is still in the employ of the company, or unless an event, such as death, occurs which may result in an earlier vesting.
The AngloGold Share Incentive Scheme is summarised as follows:
The maximum number of ordinary shares that may be allocated for purposes of the scheme, equivalent to 2.75% of the total number of ordinary shares in issue at that date, is:
31 January 2007
31 December 2006
31 December 2005
7,596,610
7,596,494
7,285,807
The maximum aggregate number of ordinary shares which may be acquired by any one participant in the share incentive scheme at that date is:
31 January 2007
31 December 2006
31 December 2005
379,830
379,824
364,291

Page 140_AngloGold Ashanti
_Annual Financial Statements 2006
As is required to be disclosed in terms of the AngloGold Share Incentive Scheme and stock exchange regulations, the movement in respect of options and rights granted and the ordinary shares issued as a result of the exercise of options and rights during the year 1 January 2006 to 31 January 2007 is:
Options and rights
Average
exercise
Bonus Long-Term
price
per
Ordinary`
Time-   Performance-
Share
Incentive
ordinary            shares
related
related
Plan
Plan
Total
share
issued
At 1 January 2006
864,710
2,897,000
271,945
363,500
4,397,155
216.71
2,715,678
Movement during year
– Granted
–
–
254,110
316,675
570,785
318.32
–
– Exercised
389,850
4,300
4,249
–
398,399
129.97
398,399
– Lapsed – terminations
1,600
306,900
41,221
20,000
369,721
243.77
–
At 31 December 2006
473,260
2,585,800
480,585
660,175
4,199,820
236.37
3,114,077
Subsequent to year-end
– Exercised
800
–
818
–
1,618
172.93
1,618
– Lapsed – terminations
–
–
–
–
–
–
–
At 31 January 2007
472,460
2,585,800
479,767
660,175
4,198,202
236.39
 3,115,695
Analysis of options and rights outstanding at 31 December 2006:
Total exercise
Holding
Holders
Number
price – R000
1
–
100
434                               30,270
9,021
101
–
500
411                               81,372
22,734
501
–
1,000
49                               39,905
9,609
1,001
–
5,000
380                           1,220,108
302,534
5,001
–
10,000
109                              791,333
193.661
10,001
–
100,000
85                           1,776,907
410,410
Over 100,000
1
 259,925
44,730
Total
1,469                           4,199,820
992,699
Financial results
The financial statements set out fully the financial position, results of operations and cash flows of the group and the company for the financial year ended 31 December 2006. A synopsis of the financial results for the year is set out in the summarised group financial and operating results on pages 14 to 17.
Directors’ report cont.

AngloGold Ashanti
_Annual Financial Statements 2006_Page 141
Review of operations
The performance of the various operations are comprehensively reviewed on pages 44 to 83.
Dividend policy
Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the board’s ongoing assessment of AngloGold Ashanti’s earnings, after providing for long term growth, cash/debt resources, the amount of reserves available for dividend using the going concern assessment and restrictions placed by the conditions of the convertible bond and other factors.
Dividends declared since 1 January 2006
Final dividend
Interim dividend
Final dividend
number 99
number 100
number 101
Declaration date
9 February 2006
26 July 2006
12 February 2007
Last date to trade ordinary shares cum dividend
21 February 2006
11 August 2006
2 March 2007
Record date
3 March 2006
18 August 2006
9 March 2007
Amount paid per ordinary share
– South African currency (cents)
62
210
240
– United Kingdom currency (pence)
5.79
16.32
16.85
– Ghanaian currency (cedis)
920.018
2,845.50
3,041.21
Amount per CDI* – Australian currency (cents)
2.747
8.076
8.414
Payment date
10 March 2006
25 August 2006
16 March 2007
Amount per GhDS** – Ghanaian currency (cedis)
9.20018
28.455
30.41
Payment date
13 March 2006
28 August 2006
19 March 2007
Amount per ADS*** – United States currency (cents)
9.865
29.407
# 33.37
Payment date
20 March 2006
5 September 2006
26 March 2007
Rounding may result in computational differences
* Each CDI (Chess Depositary Interest) is equal to one-fifth of one ordinary share
** Each GhDS (Ghanaian Depositary Share) is equal to one-hundredth of one ordinary share
*** Each ADS (American Depositary Share) is equal to one ordinary share
#
Illustrative value assuming a rate of exchange of R7.19:$. The actual rate of payment will depend on the exchange rate on the date of payment
Shareholders on the South African register who have dematerialised their ordinary shares receive payment of their dividends electronically, as provided for by STRATE. For those shareholders who have not yet dematerialised their shares, or who may intend retaining their shareholding in the company in certificated form, the company operates an electronic funds transmission service, whereby dividends be electmay ronically transferred to shareholders’ bank accounts. These shareholders are encouraged to mandate this method of payment for all future dividends.

Page 142_AngloGold Ashanti
_Annual Financial Statements 2006
Borrowings
The company’s borrowing powers are unlimited. As at 31 December 2006, the group’s borrowings totalled $1,482 million, R10,376 million
(2005: $1,894 million, R12,015 million).
On 19 February 2004, AngloGold announced the launch of an offering of $900 million convertible bonds due 2009, subject to increase by up to $100 million pursuant to an option, by its wholly owned subsidiary, AngloGold Ashanti Holdings plc. The bonds are guaranteed by AngloGold
Ashanti. This was followed by an announcement on 20 February 2004 which advised the pricing of the offering at 2.375%, while on 25
February 2004, AngloGold announced that the bond managers had exercised the option to subscribe for additional bonds in a principal amount of $100 million, increasing the offering to $1 billion. The offer closed and was settled on 27 February 2004. The $1 billion remains outstanding.
On 27 January 2005 AngloGold Ashanti announced the signing of a new three-year $700m revolving credit facility to replace the $600 million facility which matured in February 2005. The new facility, which will be used for general corporate purposes, will reduce the group’s cost of borrowing with the borrowing margin over LIBOR reducing from 70 basis points to 40 basis points. The facility was arranged with a number of AngloGold Ashanti’s local and international relationship banks.
Significant announcements
On 27 February 2006, AngloGold Ashanti announced that it had signed an agreement with Dynasty Gold Corporation, a Vancouver-based exploration company with projects in China, to acquire an effective 8.7% stake in the company through a $2 million private placement in shares and warrants. The investment will be used to fund further exploration of the Red Valley and Wild Horse projects, both located in the prospective Quilian metallogenic belt.
On 24 March 2006, AngloGold Ashanti posted to its shareholders, a circular detailing ordinary resolutions to be voted on at a general meeting, together with notice of such meeting. The general meeting which was held on 10 April 2006, at which the ordinary resolutions were passed with the requisite majority, provided authority to the directors to allot sufficient ordinary shares of the company to allow it to raise $500 million before expenses but after underwriters’ fees in a private offering. On 10 April 2006, AngloGold Ashanti announced that its offering of
9,970,732 ordinary shares had been priced at $51.25 per ADS and R315.19 per ordinary share.
On 1 June 2006, AngloGold Ashanti and Bema Gold Corporation announced that they are to form a new company which will jointly explore a select group of AngloGold Ashanti’s mineral opportunities located in Northern Colombia, with initial work focused on the La Mina and El Pino targets. As part of the agreement, AngloGold Ashanti has initially agreed to provide a minimum of eight exploration properties while Bema will provide a minimum of $5 million in exploration funding.
On 30 June 2006, AngloGold Ashanti (U.S.A.) Exploration Inc. (AngloGold Ashanti), International Tower Hill Mines Ltd (ITH) and Talon Gold
Alaska, Inc. (Talon), a wholly-owned subsidiary of ITH, entered into an Asset Purchase and Sale and Indemnity Agreement whereby
AngloGold Ashanti sold to Talon a 100% interest in six Alaskan mineral exploration properties and associated databases in return for
5,997,295 ordinary shares of ITH stock, representing an approximate 19.99% interest in ITH. The sales transaction was closed on
4 August 2006. AngloGold Ashanti also granted to ITH the exclusive option to acquire a 60% interest in each of its LMS and Terra projects by incurring $3 million of exploration expenditure on each project (total of $6 million) within four years of the grant date of the options. As part of the two option agreements, AngloGold Ashanti will have the option to increase or dilute its stake in these projects, subject to certain conditions.
Directors’ report cont.

AngloGold Ashanti
_Annual Financial Statements 2006_Page 143
Significant announcements cont.
On 14 July 2006, AngloGold Ashanti announced the signing of a Heads of Agreement with Antofagasta PLC to jointly explore a highly prospective belt in Southern Colombia for new gold and copper deposits. AngloGold Ashanti will include all of its mineral applications, contracts and third party contracts within the area of interest in the new joint venture, while Antofagasta will commit to fund a minimum of
$1.3 million of exploration within 12 months of the signing of the agreement, with an option to invest an additional $6.7 million within four years in order to earn-in to 50% of the joint venture. Both AngloGold Ashanti and Antofagasta will have the right to increase their interests by 20%
in copper-dominant and gold-dominant properties subject to certain conditions.
On 23 August 2006, AngloGold Ashanti announced that it had entered into an agreement with Central African Gold plc (CAG) to sell its entire business undertaking, related to the Bibiani mine and Bibiani North prospecting permit and to transfer all assets, including all of Bibiani’s employees, fixed mining and non-mining assets, inventory, trade debtors and intellectual property as well as the Bibiani lease and the Bibiani
North prospecting licence, and procure the cessation and delegation of all contracts related to Bibiani to CAG for a total consideration of $40 million.
On 30 August 2006, AngloGold Ashanti announced that it had been advised by the Volta River Authority (VRA) of potential power shortages at its Ghanaian operations due to water shortages impacting the VRA’s power generating facilities. This announcement was followed by an update on 6 September 2006 in which AngloGold Ashanti announced that following discussions between the VRA and the Chamber of Mines in Ghana, the industry had agreed to collaborate with the authority and the government of Ghana in a range of activities designed to minimise the impact of the power shortages on the economy and the mining industry and to provide for a sustainable solution in the future. At the same time, AngloGold Ashanti provided guidance to investors as to the potential impact of the power shortages on production at its three
Ghanaian operations should the situation be prolonged.
On 21 September 2006, AngloGold Ashanti announced that it had entered into a 50:50 strategic alliance with Russian gold and silver producer,
OAO Inter-Regional Research and Production Association Polymetal (Polymetal) in terms of which, Polymetal and AngloGold Ashanti would co-operate in exploration and the acquisition and development of gold mining opportunities within the Russian Federation.
On 11 December 2006, shareholders in general meeting approved the creation of E ordinary shares and the implementation of an Employee
Share Ownership Plan (ESOP) to be introduced at its operations in South Africa. In addition, shareholders approved a Black Economic
Empowerment transaction as well as the introduction of an ESOP in countries outside of South Africa. This follows the announcement made on 2 October 2006, in which AngloGold Ashanti advised the imminent finalisation of an employee share ownership plan with the National Union of Mineworkers, Solidarity, United Association and Izingwe Holdings (Proprietary) Limited.
Investments
Particulars of the group’s principal subsidiaries and joint venture interests are presented on pages 292 to 295.
Litigation
There are no legal or arbitration proceedings in which any member of the AngloGold Ashanti group is or has been engaged, including any such proceedings which are pending or threatened of which AngloGold Ashanti is aware, which may have, or have had during the 12 months preceding the date of this Annual Report 2006, a material effect on the group's financial position. Non-material litigation and disputes have been disclosed. Refer to note 38.

Page 144_AngloGold Ashanti
_Annual Financial Statements 2006
Material change
There has been no material change in the financial or trading position of the AngloGold Ashanti group since the publication of its results for the quarter and year ended 31 December 2006.
Material resolutions
Details of special resolutions and other resolutions of a significant nature passed by the company and its subsidiaries during the year under review, requiring disclosure in terms of the Listings Requirements of the JSE, are as follows:
Nature of resolution
Effective date
AngloGold Ashanti Limited
Passed at the annual general meeting held on
5 May 2006:
– General approval for the acquisition by the company,
or a subsidiary of the company, of its own shares.
25 May 2006
Passed at the general meeting held on
11 December 2006:
12 December 2006
– Increased the share capital of the company through
the creation of 4,289,000 E ordinary shares of
R0.25 each;
– Amended the company’s Memorandum and Articles
of Association by inserting a new article containing the
rights and privileges attaching to the E ordinary shares;
– Approved the implementation of Employee Share
Ownership Plans, both in South Africa and in countries
other than South Africa where the company has
operations; and
– Approved the implementation of a Black Economic
Empowerment transaction.
Subsidiaries
AngloGold Health Service (Pty) Limited
Change of name to AngloGold Ashanti Health
(Pty) Limited
23 October 2006
AngloGold Ashanti Exploration Services Limited
Change of name to AngloGold Ashanti International
Services Limited
27 November 2006
AngloGold Ashanti Brasil Ltda
Change of name to AngloGold Ashanti Brasil
Mineração Ltda
1 September 2006
Directors’ report cont.

AngloGold Ashanti
_Annual Financial Statements 2006_Page 145
Annual general meetings
At the 62nd annual general meeting held on 5 May 2006, shareholders passed ordinary resolutions relating to:
the adoption of the financial statements for the year ended 31 December 2005;
the re-election of Mr FB Arisman, Mrs E le R Bradley, Mr RP Edey, Mr RM Godsell and Dr TJ Motlatsi as directors of the company;
the election of Mr RE Bannerman; Mr R Carvalho Silva, Mr R Médori, Mr NF Nicolau and Mr S Venkatakrishnan, who were appointed since the previous annual general meeting, as directors of the company;
the renewal of a general authority placing 10% of the unissued ordinary shares of the company, after setting aside sufficient shares attributable to the Share Incentive Scheme and guaranteed convertible bonds, under the control of the directors;
the granting of a general authority to issue ordinary shares in the capital of the company for cash, subject to certain limitations in terms of the Listings Requirements of the JSE; and
the remuneration for the president of the company, including his remuneration as a director to be R300,000 per annum, effective
6 May 2006.
Details concerning the special resolution passed by shareholders at this meeting are disclosed above.
Notice of the 63rd annual general meeting, which is to be held in Johannesburg at 11:00 (South African time) on Friday, 4 May 2007, is enclosed as a separate document with the Annual Report 2006. Additional copies of the notice of meeting may be obtained from the company’s corporate contacts and the share registrars or may be accessed from the company’s website.
Directorate and secretary
Mr RE Bannerman was appointed to the board on 10 February 2006. Mr JH Mensah and Prof. WL Nkuhlu were appointed to the board on
4 August 2006. Simultaneously, Mr PL Zim, together with his alternate, Mr DD Barber resigned from the board. Dr SE Jonah resigned from the board on 12 February 2007 and Mr SM Pityana was appointed to the board effective 13 February 2007.
The directors retiring by rotation at the forthcoming annual general meeting in terms of the articles of association are Mr FB Arisman,
Mr RE Bannerman, Mr WA Nairn, and Mr SR Thompson who, being eligible, offer themselves for re-election. Mr CB Brayshaw and
Mr AJ Trahar who retire by rotation have not made themselves available for re-election.
In addition to the abovementioned directors, Mr JH Mensah and Prof. WL Nkuhlu, who were appointed as directors during the year, and
Mr SM Pityana, who was appointed a director with effect from 13 February 2007, are due to retire at the annual general meeting and offer themselves for election.
Non-executive directors do not hold service contracts with the company.
The names and biographies of the directors and alternate directors of the company are listed on pages 20 and 24.

Page 146_AngloGold Ashanti
_Annual Financial Statements 2006
There has been no change in the office of the managing secretary, however, Mr CR Bull retired as company secretary on 30 November 2006 and Ms L Eatwell was appointed to the position with effect from 1 December 2006. The names and business and postal addresses of the managing secretary and company secretary are set out on page 24 of this report.
Directors’ interests in shares
The interests of the directors and alternate directors in the ordinary shares of the company at 31 December 2006, which did not individually exceed 1% of the company's issued ordinary share capital, were:
31 December 2006
31 December 2005
Beneficial
Non-
Beneficial
Non-
Direct
Indirect
beneficial
(1)
Direct Indirect
beneficial
(1)
Executive directors
JG Best (retired 1 August 2005)
–
–
–
–
–
–
R Carvalho Silva
–
–
–
–
–
–
RM Godsell
13,010
–
–
9,177
–
–
DL Hodgson (retired 29 April 2005)
–
–
–
–
430
–
Dr SE Jonah (until 31 July 2005)
–
–
–
–
–
–
NF Nicolau
3,000
–
–
100
–
–
S Venkatakrishnan
652
–
–
652
–
–
KH Williams (retired 6 May 2006)
–
–
–
–
920
–
Total
16,662
–
–
9,929
1,350
–
Non-executive directors
FB Arisman
–
2,000
–
–
2,000
–
RE Bannerman
E le R Bradley
–
23,423
3,027
–
23,423
3,027*
CB Brayshaw
–
–
–
–
–
–
RP Edey
–
1,000
–
–
1,000
–
SE Jonah
–
18,469
–
6,297
–
–
AW Lea (retired 1 August 2006)
–
–
–
–
–
–
R Médori
–
–
–
–
–
–
JH Menash
TJ Motlatsi
–
–
–
–
–
–
WA Nairn
–
–
–
–
–
–
WL Nkuhlu
SR Thompson
–
–
–
–
–
–
AJ Trahar
–
–
–
–
–
–
PL Zim (resigned 4 August 2006)
–
–
–
–
–
–
Total
–
44,892
3,027
6,297
26,423
3,027*
Alternate directors
DD Barber (resigned 4 August 2006)
–
–
–
–
–
–
AH Calver
–
–
–
–
46
–
PG Whitcutt
–
–
–
–
–
–
Total
–
–
–
–
46
–
Grand total
16,226
44,892
3,027
16,226
27,819
3,027*
(1)
The director derives no personal benefit.
*
Restated
There have been no changes in the above interests since 31 December 2006 and Mr SM Pityana, who was appointed a director effective
13 February 2007, holds no interest in the company’s ordinary shares.
A register detailing directors’ and officers’ interests in contracts is available for inspection at the company’s registered and corporate office.
Directors’ report cont.

AngloGold Ashanti
_Annual Financial Statements 2006_Page 147
Annual financial statements
The directors are required by the South African Companies Act to maintain adequate accounting records and are responsible for the preparation of the annual financial statements which fairly present the state of affairs of the company and the AngloGold Ashanti group at the end of the financial year, and the results of operations and cash flows for the year, in conformity with International Financial Reporting
Standards (IFRS) and in terms of the JSE Listings Requirements.
In preparing the annual financial statements reflected in dollars and South African rands on pages 150 to 291, the group has complied with
International Financial Reporting Standards (IFRS) and has used appropriate accounting policies supported by reasonable and prudent judgements and estimates. The directors are of the opinion that these financial statements fairly present the financial position of the company and the group at 31 December 2006, and the results of their operations and cash flow information for the year then ended.
AngloGold Ashanti, through its executive committee and treasury committee, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The board of directors also reviews these on a quarterly basis at its meetings.
Cash and cash equivalents at 31 December 2006 amounted to $495 million, R3,467 million, together with cash budgeted to be generated from operations in 2007 and the net incremental borrowing facilities available are, in management’s view, adequate to fund operating, mine development and capital expenditure and financing obligations as they fall due for at least the next twelve months. Taking these factors into account, the directors of AngloGold Ashanti have formed the judgement that, at the time of approving the financial statements for the year ended 31 December 2006, it is appropriate to use the going concern basis in preparing these financial statements.
The external auditors, Ernst & Young Registered Auditors Inc., are responsible for independently auditing and reporting on the financial statements in conformity with International Standards of Auditing and the Companies Act in South Africa. Their unqualified report on these financial statements appears on page 125.
To comply with requirements for reporting by non-US companies registered with the SEC, the company has prepared a set of financial statements in accordance with US Generally Accepted Accounting Principles (US GAAP) which will be available from The Bank of New York to holders of the company’s securities listed in the form of American Depositary Shares on the NYSE. Copies of the annual report on Form
20-F, which must be filed with the SEC by no later than 30 June 2007, will be available to stakeholders and other interested parties upon request to the company’s corporate office or its contacts as listed on the inside back cover of this report.
Under the Sarbanes-Oxley Act, the chief executive officer and chief financial officer are required to complete a group certificate stating that the financial statements and reports are not misleading and that they fairly present the financial condition, results of operations and cash flows in all material respects. The design and effectiveness of the internal controls, including disclosure controls, are also included in the declaration. As part of the process, a declaration is also made that all significant deficiencies and material weaknesses, fraud involving management or employees who play a significant role in internal control and significant changes that could impact on the internal control environment, are disclosed to the Audit and Corporate Governance Committee and the board.

Page 148_AnglogoldAshanti
_Annual Financial Statements 2006
Financial statements – contents
Group financial statements
Income statement
150
Balance sheet
151
Cash flow statement
152
Statement of recognised income and expense
153
Notes to the group financial statements
154
Company financial statements
Income statement
264
Balance sheet
265
Cash flow statement
266
Statement of recognised income and expense
267
Notes to the company financial statements
268
Investment in principal subsidiaries and joint
venture interests
292

AnglogoldAshanti
_Annual Financial Statements 2006_Page 149

Page 150_AngloGold Ashanti
_Annual Financial Statements 2006
2005
2006
Figures in million
Notes
2006
2005
SA Rands
US Dollars
17,388 21,104 Revenue 3 3,106 2,730
16,750 20,137 Gold income 2,3 2,964 2,629
(14,702) (15,482) Cost of sales 4 (2,282) (2,309)
(949) (1,955) Loss on non-hedge derivatives and other commodity contracts (239) (135)
1,099 2,700 Gross profit 443 185
(410) (567) Corporate administration and other expenses (84) (64)
(84) (108) Market development costs (16) (13)
(288) (417) Exploration costs (61) (45)
(127) (129) Other operating expenses 5 (18) (20)
(499) (130) Operating special items 6 (18) (77)
(309) 1,349 Operating profit (loss) 246 (34)
155 218 Interest received 3 32 25
(29) (17) Exchange loss (2) (5)
(211) 137 Fair value adjustment on option component of convertible bond 16 (32)
Finance costs and unwinding of decommissioning and
(690) (822) restoration obligations 7 (123) (108)
(5) – Fair value loss on interest rate swaps – (1)
(17) (6) Share of associates' loss 8 (1) (3)
(1,106) 859 Profit (loss) before taxation 9 168 (158)
216 (1,232) Taxation 12 (180) 35
(890) (373) Loss after taxation from continuing operations (12) (123)
Discontinued operations
(219) (12) Loss for the year from discontinued operations 13 (2) (36)
(1,109) (385) Loss for the year (14) (159)
Allocated as follows
(1,255) (587) Equity shareholders (44) (182)
146 202 Minority interest 30 23
(1,109) (385) (14) (159)
Basic loss per ordinary share (cents) 14
(391) (211) Loss from continuing operations
(1)
(15) (55)
(83) (4) Loss from discontinued operations
(1)
(1) (14)
(474) (215) Loss (16) (69)
Diluted loss per ordinary share (cents) 14
(391) (211) Loss from continuing operations
(2)
(15) (55)
(83) (4) Loss from discontinued operations
(2)
(1) (14)
(474) (215) Loss (16) (69)
Dividends
(3)
15
232 450 Dividends declared per ordinary share (cents) 62 36
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Calculated on the diluted weighted average number of ordinary shares.
(3)
Dividends are translated at actual rates on date of payment. The current period is an indicative amount only.
Group income statement
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 151
2005
2006
Figures in million
Notes
2006
2005
SA Rands
US Dollars
ASSETS
Non-current assets
37,487
42,382
Tangible assets
16
6,054
5,908
2,533
2,909
Intangible assets
17
415
399
223
300
Investments in associates
18
43
35
645
884
Other investments
19
126
102
1,182
2,006
Inventories
21
287
186
124
405
Trade and other receivables
23
58
20
243
45
Derivatives
39
6
38
279
432
Deferred taxation
33
62
44
101
313
Other non-current assets
22
44
16
42,817
49,676
7,095
6,748
Current assets
2,442
3,424
Inventories
21
489
385
1,553
1,300
Trade and other receivables
23
185
245
4,280
4,546
Derivatives
39
649
675
43
5
Current portion of other non-current assets
22
1
7
52
75
Cash restricted for use
24
11
8
1,328
3,467
Cash and cash equivalents
25
495
209
9,698
12,817
1,830
1,529
100
123
Non-current assets held for sale
26
18
16
9,798
12,940
1,848
1,545
52,615
62,616
Total assets
8,943
8,293
EQUITY AND LIABILITIES
19,047
22,083
Share capital and premium
27
3,154
3,002
(2,539)
(1,188)
Retained earnings and other reserves
28
(169)
(399)
16,508
20,895
Shareholders' equity
2,985
2,603
374
436
Minority interests
29
62
59
16,882
21,331
Total equity
3,047
2,662
Non-current liabilities
10,825
9,963
Borrowings
30
1,423
1,706
2,265
2,785
Environmental rehabilitation and other provisions
31
398
356
1,249
1,181
Provision for pension and post-retirement benefits
32
169
197
87
150
Trade, other payables and deferred income
34
21
14
2,460
1,984
Derivatives
39
283
388
7,320
7,722
Deferred taxation
33
1,103
1,154
24,206
23,785
3,397
3,815
Current liabilities
1,190
413
Current portion of borrowings
30
59
188
2,813
3,701
Trade, other payables and deferred income
34
528
442
6,814
12,152
Derivatives
39
1,736
1,074
710
1,234
Taxation
35
176
112
11,527
17,500
2,499
1,816
35,733
41,285
Total liabilities
5,896
5,631
52,615
62,616
Total equity and liabilities
8,943
8,293
Group balance sheet
As at 31 December

Page 152_AngloGold Ashanti
_Annual Financial Statements 2006
2005
2006
Figures in million
Notes
2006
2005
SA Rands
US Dollars
Cash flows from operating activities
17,175
21,237
Receipts from customers
3,134
2,707
(12,907)
(12,438)
Payments to suppliers and employees
(1,853)
(2,034)
4,268
8,799
Cash generated from operations
36
1,281
673
(188)
(6)
Cash utilised by discontinued operations
(1)
(31)
(188)
(968)
Taxation paid
35
(143)
(30)
3,892
7,825
Net cash inflow from operating activities
1,137
612
Cash flows from investing activities
Capital expenditure
16
(1,721)
(2,117)
– project expenditure
(313)
(270)
(2,879)
(3,416)
– stay-in-business expenditure
(504)
(452)
53
393
Proceeds from disposal of tangible assets
57
8
27
63
Proceeds from disposal of assets of discontinued operations
9
4
(83)
(471)
Other investments acquired
(71)
(12)
(93)
(63)
Associate loans and acquisitions
(9)
(15)
7
449
Proceeds from disposal of investments
66
1
112
(19)
Cash restricted for use
(3)
17
113
173
Interest received
25
18
(45)
(5)
Loans advanced
(1)
(7)
38
38
Repayment of loans advanced
6
6
(415)
–
Utilised in hedge restructure
–
(69)
(4,886)
(4,975)
Net cash outflow from investing activities
(738)
(771)
Cash flows from financing activities
60
3,068
Proceeds from issue of share capital
512
9
–
(32)
Share issue expenses
(5)
–
4,194
1,525
Proceeds from borrowings
226
659
(2,183)
(3,957)
Repayment of borrowings
(623)
(343)
(471)
(586)
Finance costs
(88)
(74)
(1,051)
(913)
Dividends paid
(132)
(169)
549
(895)
Net cash (outflow) inflow from financing activities
(110)
82
(445)
1,955
Net increase (decrease) in cash and cash equivalents
289
(77)
143
184
Translation
(3)
(3)
1,630
1,328
Cash and cash equivalents at beginning of year
209
289
1,328
3,467
Cash and cash equivalents at end of year
25
495
209
Group cash flow statement
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 153
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
Actuarial gain (loss) on pension and post-retirement benefits
(1)
(173)
283
(note 28)
42
(27)
Net loss on cash flow hedges removed from equity and reported in
391
1,274
income (notes 28 and 29)
217
18
(1,281)
(1,604)
Net loss on cash flow hedges (notes 28 and 29)
(229)
(202)
16
78
Gain on available-for-sale financial assets (note 28)
12
2
446
50
Deferred taxation on items above (note 28)
8
69
1,534
2,292
Net exchange translation differences (notes 28 and 29)
281
294
933
2,373
Net income recognised directly in equity
331
154
(1,109)
(385)
Loss for the year
(14)
(159)
(176)
1,988
Total recognised income (expense) for the year
317
(5)
Attributable to:
(348)
1,755
Equity shareholders
289
(26)
172
233
Minority interest
28
21
(176)
1,988
317
(5)
(1)
The cumulative effect of the actuarial gain and loss accounted through equity is a cumulative loss of $6 million, R45 million
(2005: $36 million, R227 million) in reserves after deferred taxation of $7 million, R29 million (2005: $22 million, R131 million).
Group statement of recognised income and expense
For the year ended 31 December

Page 154_AngloGold Ashanti
_Annual Financial Statements 2006
1
Accounting policies
Statement of compliance
The consolidated and company financial statements are prepared in compliance with International Financial Reporting Standards
(IFRS) and Interpretations of those standards, as adopted by the International Accounting Standards Board (IASB) and applicable legislation.
During the current financial year, the following new and revised accounting standards, amendments to standards and new interpretations were adopted by AngloGold Ashanti Limited:
IAS 39 and IFRS 4
Amendment – financial guarantee contracts;
IFRS 6
Exploration for and evaluation of Mineral Resources;
IFRIC 4
Determining whether an arrangement contains a lease;
IFRIC 6
Liabilities arising from Participating in a Specific market: Waste Electrical and Electronic Equipment.
In addition, the following interpretations were early adopted by AngloGold Ashanti Limited during the current financial year:
IFRIC 7
Applying the Restatement approach under IAS 29, Financial reporting in Hyperinflationary Economies;
IFRIC 8
Scope of IFRS 2;
IFRIC 9
Reassessment of embedded derivatives;
IFRIC 10
Interim reporting and Impairment.
The adoption of the above identified accounting standards, amendments to standards and new interpretations, other than IFRIC 8 as disclosed in note1.2, had no material financial impact on the annual financial statements.
The following accounting standards, amendments to standards and new interpretations, which are not yet mandatory for AngloGold
Ashanti Limited, have not been adopted in the current year:
IAS 1
Amendment – capital disclosures
Effective years beginning on or after 1 January 2007
IFRS 7
Financial instruments disclosures
Effective years beginning on or after 1 January 2007
IFRS 8
Operating segments
Effective years beginning on or after 1 January 2009
IFRIC 11
IFRS 2 – Group and Treasury Share Transactions
Effective years beginning on or after 1 March 2007
IFRIC 12
Service Concession Arrangements
Effective years beginning on or after 1 January 2008
The group has assessed the significance of these new standards, amendments to standards and new interpretations, which will be applicable from 1 January 2007 and later years and concluded that they will have no material financial impact. IFRS 8 will not have a current impact on the geographic segments definition but may have an impact on the amounts reported using the requirement to report data as reported to the Chief Operating Decision Maker. Both IAS 1 and IFRS 7 may have an impact on certain disclosures.
Notes to the group financial statements
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 155
1
Accounting policies cont.
1.1
Basis of preparation
The financial statements are prepared according to the historical cost accounting convention, as modified by the revaluation of certain financial instruments to fair value. The group's accounting policies as set out below are consistent in all material respects with those applied in the previous year, except for the adoption of the above mentioned new and revised standards.
AngloGold Ashanti presents its consolidated financial statements in South African rands and US dollars for the benefit of local and international investors. The functional currency of a significant portion of the group's operations is the South African rand.
Other main subsidiaries have functional currencies of US dollars and Australian dollars.
Basis of consolidation
The group financial statements incorporate the financial statements of the company, its subsidiaries and its proportionate interest in joint ventures.
The financial statements of subsidiaries, the Environmental Rehabilitation Trust Fund and joint ventures, are prepared for the same reporting period as the holding company, using the same accounting policies, except for Rand Refinery Limited which reports on a three-month time lag. Adjustments are made to the subsidiary financial results for material transactions and events in the intervening period.
Subsidiaries are all entities (including special purpose entities) over which the group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date on which control ceases.
Intra-group transactions, balances and unrealised gains and losses on transactions between group companies are eliminated.
Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.
Subsidiaries are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.
1.2
Changes in accounting policies
The changes in accounting policies result from adoption of the following new/revised standards, amendments to standards and interpretations:
IAS 39 and IFRS 4
Amendment – financial guarantee contracts;
IFRS 6
Exploration for and evaluation of Mineral Resources;
IFRIC 4
Determining whether an arrangement contains a lease;
IFRIC 6
Liabilities arising from Participating in a Specific market: Waste Electrical and Electronic Equipment;
IFRIC 7
Applying the Restatement approach under IAS 29, Financial reporting in Hyperinflationary Economies;
IFRIC 8
Scope of IFRS 2;
IFRIC 9
Reassessment of embedded derivatives;
IFRIC 10
Interim reporting and impairment.

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Accounting policies cont.
1.2
Changes in accounting policies cont.
The principal effects of these changes in policies are discussed below.
IAS 39 and IFRS 4 “Amendment – financial guarantee contracts”
The main impact of the IAS 39 and IFRS 4 Amendment – financial guarantee contracts on the group, is the recognition of an expense and a corresponding entry to liabilities for the fair value of any financial guarantee contracts in existence. Subsequent measurement is dealt with in the financial instrument accounting policy. A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. As a result, the group and company has applied IAS 39 and IFRS 4 Amendment – financial guarantee contracts to all such issued contracts that are in existence.
The effect of the revised policy has no material effect on the company or the consolidated prior or current year profits and has no consequential effect on basic and diluted earnings per share.
IFRS 6 “Exploration for and evaluation of Mineral Resources”
The adoption of IFRS 6 has resulted in the group clarifying the accounting policy for Exploration for and evaluation of Mineral
Resources which is described in "Significant accounting policies".
Moreover, assets defined as used in the Exploration for and evaluations of Mineral Resources are required to be separately identified from other Tangible assets, which are fully disclosed in note 16.
The effect of the revised policy has no effect on the company or the consolidated prior or current year profits and has no consequential effect on basic and diluted earnings per share.
IFRIC 4 “Determining whether an arrangement contains a lease”
The group has applied IFRIC 4 in accordance with the transitional provisions of the interpretation.
IFRIC 4 requires an entity to assess its arrangements that do not take the legal form of a lease but convey the right to use an asset, in order to determine whether such arrangements are, or contain, leases that should be accounted for in accordance with IAS 17, Leases.
The effect of the assessment of arrangements that do not take the legal form of a lease but convey the right to use an asset has no effect on consolidated and company prior or current year profits and has no consequential effect on basic and diluted earnings per share.
Notes to the group financial statements cont.
For the year ended 31 December

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1
Accounting policies cont.
1.2
Changes in accounting policies cont.
IFRIC 6 “Liabilities arising from Participating in a Specific market: Waste Electrical and Electronic Equipment”
This interpretation provides guidance on the recognition in the financial statements of producers, of liabilities for waste management under the Economic Union Directive on Waste Electrical and Electronic Equipment in respect of sales of historical household equipment.
The adoption of this IFRIC has no effect on consolidated group or company prior or current year profits and has no consequential effect on basic and diluted earnings per share.
IFRIC 7 “Applying the Restatement approach under IAS 29, Financial reporting in Hyperinflationary Economies”
This Interpretation provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when that economy was not hyperinflationary in the prior period, and the entity therefore restates its financial statements in accordance with IAS 29.
The adoption of this IFRIC has no effect on prior or consolidated group or company current year profits and has no consequential effect on basic and diluted earnings per share.
IFRIC 8 “Scope of IFRS 2”
IFRS 2 applies to share-based payment transactions in which the entity receives or acquires goods or services where the identifiable consideration received is less than the fair value of the equity instruments issued.
The adoption of this IFRIC has no effect on prior year profits or consequential effect on prior year basic and diluted earnings per share. The current year consolidated profits were affected by $19 million, R131 million and $0.07, R0.48 per ordinary share for basic and $0.07, R0.48 per share for diluted earnings per share as a result of the implementation of the Black Economic
Empowerment (BEE) transaction approved by shareholders on 11 December 2006 (refer note 11). The current year company results were affected by R131 million.
IFRIC 9 “Reassessment of embedded derivatives"
IAS 39 paragraph 10 describes an embedded derivative as a component of a hybrid (combined) instrument that also includes a non-derivative host contract – with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. IAS 39 paragraph 11 requires an embedded derivative to be separated from the host contract and accounted for as a derivative under certain presented circumstances.

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Accounting policies cont.
1.2
Changes in accounting policies cont.
IFRIC 9 “Reassessment of embedded derivatives" cont.
IFRIC 9 specifies that an entity shall assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required.
The adoption of this IFRIC has no effect on prior or consolidated group or company current year profits and has no consequential effect on basic and diluted earnings per share.
IFRIC 10 “Interim reporting and impairment"
An entity is required to assess goodwill for impairment at every reporting date, to assess investments in equity instruments and in financial assets carried at cost for impairment at every balance sheet date and, if required, to recognise an impairment loss at that date. This Interpretation requires that an entity shall not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.
The adoption of this IFRIC has no effect on prior or consolidated group or company current year profits and has no consequential effect on basic and diluted earnings per share.
1.3 Significant accounting judgements and estimates
Use of estimates: The preparation of the financial statements requires the group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.
The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations;
environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads;
asset impairments (including impairments of goodwill), write-downs of inventory to net realisable value; post-employment, post-retirement and other employee benefit liabilities, the fair value and accounting treatment of financial instruments and deferred taxation.
Notes to the group financial statements cont.
For the year ended 31 December

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1
Accounting policies cont.
1.3
Significant accounting judgements and estimates cont.
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.
Carrying value of goodwill and tangible assets
All mining assets are amortised using the units-of-production (UOP) method where the mine operating plan calls for production from well-defined mineral reserves over proved and probable reserves.
For mobile and other equipment, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable mineral reserves as the useful lives of these assets are considered to be limited to the life of the relevant mine.
The calculation of the UOP rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable mineral reserves. This would generally result to the extent that there are significant changes in any of the factors or assumptions used in estimating mineral reserves.
These factors could include:
changes in proved and probable mineral reserves;
the grade of mineral reserves may vary significantly from time to time;
differences between actual commodity prices and commodity price assumptions;
unforeseen operational issues at mine sites;
changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates;
and
changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.
The recoverable amounts of cash-generating units and individual assets have been determined based on the higher of value-
in-use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the gold price assumption may change which may then impact the estimated life of mine determinant and may then require a material adjustment to the carrying value of goodwill and tangible assets.

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Accounting policies cont.
1.3
Significant accounting judgements and estimates cont.
Carrying value of goodwill and tangible assets cont.
The group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. In addition, goodwill is tested on an annual basis for impairment. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including published reserves, resources, exploration potential and production estimates, together with economic factors such as spot and future gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.
The carrying amount of goodwill in the consolidated financial statements at 31 December 2006 was $391 million, R2,739 million
(2005: $373 million, R2,366 million). The carrying amount of tangible assets at 31 December 2006 was $6,054 million,
R42,382 million (2005: $5,908 million, R37,487 million). There is no goodwill in the company financial statements. The carrying amount of the company’s tangible assets at 31 December 2006 was R12,484 million (2005: R11,932 million).
Production start date
The group assesses the stage of each mine construction project to determine when a mine moves into the production stage.
The criteria used to assess the start date are determined based on the unique nature of each mine construction project such as the complexity of a plant and its location. The group considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moves into the production stage. Some of the criteria would include, but, are not limited to, the following:
the level of capital expenditure compared to the construction cost estimates;
completion of a reasonable period of testing of the mine plant and equipment;
ability to produce gold in saleable form (within specifications and the de minimis rule);
ability to sustain ongoing production of gold.
When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development or reserve development.
Income taxes
The group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
Notes to the group financial statements cont.
For the year ended 31 December

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1
Accounting policies cont.
1.3
Significant accounting judgements and estimates cont.
Income taxes cont.
The group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction.
To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the group to realise the net deferred tax assets recorded at the balance sheet date could be impacted.
Additionally, future changes in tax laws in the jurisdictions in which the group operates could limit the ability of the group to obtain tax deductions in future periods.
Carrying values of the group at 31 December 2006:
deferred tax asset: $62 million, R432 million (2005: $44 million, R279 million)
deferred tax liability: $1,103 million, R7,722 million (2005: $1,154 million, R7,320 million)
taxation liability: $176 million, R1,234 million (2005: $112 million, R710 million)
Carrying values of the company at 31 December 2006:
deferred tax liability: R2,197 million (2005: R2,185 million)
taxation liability: R561 million (2005: R553 million)
Provision for environmental rehabilitation obligations
The group’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The group recognises management’s best estimate for asset retirement obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision. Such changes could similarly impact the useful lives of assets depreciated on a straight-line-basis, where those lives are limited to the life of mine.
The carrying amounts of the rehabilitation obligations for the group at 31 December 2006 was $361 million, R2,525 million
(2005: $337 million, R2,143 million). The carrying amounts of the rehabilitation obligations for the company at 31 December
2006 was R1,087 million (2005: R922 million).
Stockpiles, gold in process, ore on leach pad and product inventories
Costs that are incurred in or benefit the production process are accumulated as stockpiles, gold in process, ore on leach pads and product inventories. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.

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Accounting policies cont.
1.3
Significant accounting judgements and estimates cont.
Stockpiles, gold in process, ore on leach pad and product inventories cont.
Stockpiles and underground gold in process are measured by estimating the number of tonnes added and removed from the stockpile and from underground, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile and underground ore tonnages are verified by periodic surveys.
Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of gold actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time.
The carrying amount of inventories for the group at 31 December 2006 was $776 million, R5,430 million (2005: $571 million,
R3,624 million). The carrying amount of inventories for the company at 31 December 2006 was R405 million (2005: R342 million).
Recoverable tax, rebates, levies and duties
In a number of countries, particularly in Africa, AngloGold Ashanti is due refunds of input tax which remain outstanding for periods longer than those provided for in the respective statutes.
In addition, AngloGold Ashanti Limited has unresolved tax disputes in a number of countries, particularly in Tanzania and Mali.
If the outstanding input taxes are not received and the tax disputes are not resolved in a manner favourable to AngloGold
Ashanti, it could have an adverse effect upon the carrying value of these assets.
The carrying value for the group at 31 December 2006 was $124 million, R872 million (2005: $99 million, R627 million). The carrying value for the company at 31 December 2006 was R49 million (2005: R43 million).
Pension plans and post-retirement medical aid obligations
The determination of AngloGold Ashanti’s obligation and expense for pension and provident funds, as well as post-retirement health care liabilities, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions include, among others, the discount rate, the expected long-term rate of return of plan assets, health care inflation costs, rates of increase in compensation costs and the number of employees who reach retirement age before the mine reaches the end of its life. While AngloGold Ashanti believes that these assumptions are appropriate, significant changes in the assumptions may materially affect pension and other post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in the assumptions occur.
The carrying value of defined benefit plans (inclusive of net asset position disclosed under other non-current assets) at
31 December 2006 was $129 million, R896 million (2005: $187 million, R1,181 million). The corresponding balances for the company at 31 December 2006 was R827 million (2005: R1,121 million).
Notes to the group financial statements cont.
For the year ended 31 December

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1
Accounting policies cont.
1.3
Significant accounting judgements and estimates cont.
Share-based payments
The group issues equity-settled share-based payments to certain employees and third parties outside the group. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed as services are rendered over the vesting period, based on the group’s estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.
Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.
Contingencies
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.
1.4 Summary of significant accounting policies
Joint ventures
A joint venture is an entity in which the group holds a long-term interest and which is jointly controlled by the group and one or more other venturers under a contractual arrangement. The group’s interests in jointly controlled entities are accounted for by proportionate consolidation on a line by line basis.
The group does not recognise its share of profits or losses that result from the group’s purchase of assets from the joint venture until it resells the assets to an independent party. A loss on the transaction is recognised immediately if it provides evidence of a reduction in the net realisable value of current assets, or an impairment loss.
Joint ventures are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.
Associates
The equity method of accounting is used for an investment over which the group exercises significant influence and normally owns between 20% and 50% of the voting equity. Associates are equity accounted from the effective dates of acquisition to the effective dates of disposal.
As the group only has significant influence, it is unable to obtain reliable information at year end on a timely basis. The results of associates are equity accounted from their most recent audited annual financial statements or unaudited interim financial statements, all within three months of the year end of the group. Adjustments are made to the associates’ financial results for material transactions and events in the intervening period. Any losses of associates are brought to account in the consolidated financial statements until the investment in such associates is written down to zero. Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such associates.

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Accounting policies cont.
1.4
Summary of significant accounting policies cont.
Associates cont.
The carrying values of the investments in associates represent the cost of each investment, including goodwill, balance outstanding on loans advanced, any impairment losses recognised, the share of post-acquisition retained earnings and losses, and any other movements in reserves. The carrying value of associates is reviewed on a regular basis and if any impairment in value has occurred, it is recognised in the period in which these circumstances are identified.
Associates are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.
Foreign currency translation
Functional currency
Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’).
Transactions and balances
Foreign currency transactions are translated into the functional currency using the approximate exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the year-end exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except for derivative balances that are within the scope of IAS 39. Translation differences on these balances are reported as part of their fair value gain or loss.
Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of their fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in other comprehensive income in equity.
Group companies
The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
equity items other than retained earnings are translated at the closing rate on each balance sheet date;
retained earnings are converted at historical average exchange rates;
assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
income and expenses for each income statement presented are translated at monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
all resulting exchange differences are recognised as a separate component of equity (foreign currency translation).
Notes to the group financial statements cont.
For the year ended 31 December

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1
Accounting policies cont.
1.4
Summary of significant accounting policies cont.
Foreign currency translation cont.
Exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity on consolidation. For the company, the exchange differences on such monetary items are reported in the company income statement.
When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.
Segment reporting
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. Management have determined that the group operates primarily in one segment, gold. A geographical segment provides products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.
Tangible assets
Tangible assets are recorded at cost less accumulated amortisation and impairments. Cost includes pre-production expenditure incurred during the development of a mine and the present value of related future decommissioning costs.
Cost also includes finance charges capitalised during the construction period where such expenditure is financed by borrowings.
If there is an indication that the recoverable amount of any of the tangible assets is less than the carrying value, the recoverable amount is estimated and an allowance is made for the impairment in value.
Subsequent costs are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the asset will flow to the group, and the cost of the addition can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.
Amortisation of assets is calculated to allocate the cost of each asset to its residual value over its estimated useful life for those assets not amortised on the units-of-production method as follows:
buildings up to life of mine;
plant and machinery up to life of mine;
equipment and motor vehicles up to five years; and
computer equipment up to three years.
Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

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Accounting policies cont.
1.4
Summary of significant accounting policies cont.
Tangible assets cont.
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
Gains and losses on disposals are determined by comparing net sale proceeds with carrying amount. These are included in the income statement.
Mine development costs
Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies, to expand the capacity of a mine and to maintain production. Where funds have been borrowed specifically to finance a project, the amount of interest capitalised represents the actual borrowing costs incurred. Mine development costs include acquired proved and probable Mineral Resources at cost at acquisition date.
Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated proved and probable mineral reserves. Proved and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. These reserves are amortised from the date on which commercial production begins.
Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of mine per tonne of ore mined. The average life of mine cost per tonne is calculated as the total expected costs to be incurred to mine the orebody, divided by the number of tonnes expected to be mined. The average life of mine stripping ratio and the average life of mine cost per tonne are recalculated annually in the light of additional knowledge and changes in estimates.
The cost of the “excess stripping” is capitalised as mine development costs when the actual mining costs exceed the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne. When the actual mining costs are below the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonne multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonnes, previously capitalised costs are expensed to increase the cost up to the average.
The cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole. Changes in the life of mine stripping ratio are accounted for prospectively as a change in estimate.
Mine infrastructure
Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-production method based on estimated proved and probable mineral reserves. Other tangible assets comprising vehicles and computer equipment, are depreciated by the straight-line method over their estimated useful lives.
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
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1
Accounting policies cont.
1.4
Summary of significant accounting policies cont.
Tangible assets cont.
Land
Land is not depreciated and is measured at historical cost less impairments.
Mineral rights and dumps
Mineral rights are amortised using the units-of-production method based on estimated proved and probable mineral reserves.
Dumps are amortised over the period of treatment.
Exploration and evaluation assets
All exploration costs are expensed until the directors conclude that a future economic benefit is more likely than not of being realised. In evaluating if expenditures meet this criterion to be capitalised, the directors utilise several different sources of information depending on the level of exploration. While the criteria for concluding that expenditure should be capitalised is always probable, the information that the directors use to make that determination depends on the level of exploration.
Costs on greenfields sites, being those where the group does not have any mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable reserves at this location.
Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased proved and probable reserves after which the expenditure is capitalised as a mine development cost.
Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, are capitalised as a mine development cost.
Costs relating to property acquisitions are capitalised within development costs.
Intangible assets
Acquisition and goodwill arising thereon
Where an investment in a subsidiary, joint venture or an associate is made, any excess of the purchase price over the fair value of the attributable mineral reserves including value beyond proved and probable, exploration properties and net assets is recognised as goodwill. Goodwill in respect of subsidiaries and proportionately consolidated joint ventures is disclosed as goodwill. Goodwill relating to associates is included within the carrying value of the investment in associates and tested for impairment when indicators exist.

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Accounting policies cont.
1.4
Summary of significant accounting policies cont.
Intangible assets cont.
Goodwill relating to subsidiaries and joint ventures is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing.
Royalty rate concession
Royalty rate concession with the government of Ghana was capitalised at fair value at agreement date. Fair value represents a present value of future royalty rate concessions over 15 years. The royalty rate concession has been assessed to have a finite life and is amortised under a straight-line method over a period of 15 years, the period over which the concession runs.
The related amortisation expense is charged through the income statement. This intangible asset is also tested for impairment when there is an indicator of impairment.
Impairment of assets
Intangible assets that have an indefinite useful life and separately recognised goodwill are not subject to amortisation and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.
An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value, less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).
Impairment calculation assumptions include life of mine plans based on prospective reserves and resources, management’s estimate of the future gold price, based on current market price trends, foreign exchange rates, and a pre-tax discount rate adjusted for country and project risk. It is therefore reasonably possible that changes could occur which may affect the recoverability of tangible and intangible assets.
Borrowing costs
Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.
Leased assets
Assets subject to finance leases are capitalised at the lower of fair value or present value of minimum lease payments measured at inception of the lease with the related lease obligation recognised at the same amount. Capitalised leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated using the rate implicit in the lease, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor.
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 169
1
Accounting policies cont.
1.4
Summary of significant accounting policies cont.
Leased assets cont.
Operating lease rentals are charged against operating profits in a systematic manner related to the period the assets concerned will be used.
Non-current assets held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.
Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.
Exploration and research expenditure
Pre-licence costs are recognised in profit or loss as incurred. Exploration and research expenditure is expensed in the year in which it is incurred. These expenses include: geological and geographical costs, labour, mineral resources and exploratory drilling.
Inventories
Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and slow moving items. Cost is determined on the following bases:
gold in process is valued at the average total production cost at the relevant stage of production;
gold on hand is valued on an average total production cost method;
ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are allocated as a non-current asset where the stockpile exceeds current processing capacity;
by-products, which include uranium oxide and sulphuric acid are valued on an average total production cost method.
By-products are allocated as a non-current asset where the by-products on hand exceed current processing capacity;
consumable stores are valued at average cost; and
heap leach pad materials are measured on an average total production cost basis. The cost of materials on the leach pad from which gold is expected to be recovered in a period greater than 12 months is classified as a non-current asset.
A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory.

Page 170_AngloGold Ashanti
_Annual Financial Statements 2006
1
Accounting policies cont.
1.4
Summary of significant accounting policies cont.
Provisions
Provisions are recognised when the group has a present obligation, whether legal or constructive, as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.
AngloGold Ashanti Limited does not recognise a contingent liability on its balance sheet except in a business combination.
A contingent liability is disclosed when the possibility of an outflow of resources embodying economic benefits is not remote.
Employee benefits
Pension obligations
Group companies operate various pension schemes. The schemes are funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.
A defined contribution plan is a pension scheme under which the group pays fixed contributions into a separate entity. The group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future contribution payments is available.
The asset/liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in the statement of recognised income and expenditure immediately.
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 171
1
Accounting policies cont.
1.4
Summary of significant accounting policies cont.
Employee benefits cont.
Other post-employment benefit obligations
Some group companies provide post-retirement healthcare benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and completion of a minimum service period.
The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in the statement of recognised income and expenditure immediately.
These obligations are valued annually by independent qualified actuaries.
Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after balance sheet date are discounted to present value.
Profit-sharing and bonus plans
The group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the group’s shareholders after certain adjustments. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.
Share-based payments
The group’s management awards certain employees bonuses in the form of equity settled share-based payments on a discretionary basis.
The fair value of the equity instruments granted is calculated at measurement date, for transactions with employees being grant date. For transactions with employees fair value is based on market prices of the equity instruments granted, if available, taking into account the terms and conditions upon which those equity instruments were granted. If market prices of the equity instruments granted are not available, the fair value of the equity instruments granted is estimated using an appropriate valuation model. For transactions with non-employees fair value is determined by reference to the goods or services received.
Vesting conditions, other than market conditions, are not taken into account when estimating the fair value of shares or share options at the measurement date.

Page 172_AngloGold Ashanti
_Annual Financial Statements 2006
1
Accounting policies cont.
1.4
Summary of significant accounting policies cont.
Employee benefits cont.
Share-based payments cont.
Over the vesting period the measurement date fair value is recognised as an employee benefit expense with a corresponding increase in other comprehensive income based on the group’s estimate of the number of instruments that will eventually vest.
The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.
When the options are exercised or share awards vest the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.
Where the terms of an equity settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-
based payment arrangement, or is otherwise beneficial to the employee as measured at the date of the modification.
In the company financial statements share-based payment arrangements with employees of other group entities are recognised by charging the entity their share of the expense and a corresponding increase in other comprehensive income.
Environmental expenditure
Long-term environmental obligations comprising decommissioning and restoration are based on the group's environmental management plans, in compliance with the current environmental and regulatory requirements.
Annual contributions for the South African operations are made to Environmental Rehabilitation Trust, created in accordance with local statutory requirements where applicable, to fund the estimated cost of rehabilitation during and at the end of the life of a mine. The amounts contributed to this trust fund are accounted for as non-current assets in the company. Interest earned on monies paid to rehabilitation trust funds is accrued on a time proportion basis and is recorded as interest income. For group purposes the trusts are consolidated.
AngloGold Ashanti is the sole contributor to the funds and exercises full control through the respective boards of trustees, hence the funds are consolidated.
The environmental rehabilitation obligations in respect of the non-South African operations are not funded through an established trust fund. Bank guarantees and reclamation bonds are provided for some of these liabilities.
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 173
1
Accounting policies cont.
1.4
Summary of significant accounting policies cont.
Environmental expenditure cont.
Decommissioning costs
The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced. Accordingly an asset is recognised and included within mine infrastructure.
Decommissioning costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement. The estimated future costs of decommissioning obligations are regularly reviewed and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.
Gains or losses, from the expected disposal of assets are not taken into account when determining the provision.
Restoration costs
The provision for restoration represents the cost of restoring site damage after the commencement of production. Increases in the provision are charged to the income statement as a cost of production.
Gross restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the liability.
Revenue recognition
Revenue is recognised at the fair value of the consideration received or receivable to the extent that it is probable that the economic benefits will flow to the group and the revenue can be reliably measured. The following criteria must also be present:
the sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer;
dividends are recognised when the right to receive payment is established;
interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group; and
where a by-product is not regarded as significant, revenue is credited against cost of sales, when the significant risks and rewards of ownership of the products are transferred to the buyer.

Page 174_AngloGold Ashanti
_Annual Financial Statements 2006
1
Accounting policies cont.
1.4
Summary of significant accounting policies cont.
Taxation
Deferred taxation is provided on all qualifying temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.
The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred tax asset to be utilised.
Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the balance sheet date.
Current and deferred tax is recognised as income or expense and included in the profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period directly in equity;
or a business combination that is an acquisition.
Current taxation is measured on taxable income at the applicable statutory rate enacted or substantially enacted at the balance sheet date.
Special items
Items of income and expense that are material and require separate disclosure, in accordance with IAS 1.86, are classified as
“special items” on the face of the income statement. Special items that relate to the underlying performance of the business are classified as “operating special items” and include impairment charges and reversals. Special items that do not relate to underlying business performance are classified as “non-operating special items” and are presented below “Operating profit
(loss)” on the income statement.
Dividend distribution
Dividend distribution to the group’s shareholders is recognised as a liability in the group’s financial statements in the period in which the dividends are declared by the board of directors of AngloGold Ashanti Limited.
Financial instruments
Financial instruments recognised in the balance sheet include other investments, convertible bonds, trade and other receivables, cash restricted for use, cash and cash equivalents, borrowings, derivatives and trade and other payables.
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 175
1
Accounting policies cont.
1.4
Summary of significant accounting policies cont.
Financial instruments cont.
Financial instruments are initially measured at fair value when the group becomes a party to their contractual arrangements.
Transaction costs are included in the initial measurement of financial instruments, except financial instruments classified as at fair value through profit and loss. The subsequent measurement of financial instruments is dealt with below.
A financial asset is derecognised when the right to receive cash flows from the asset has expired or the group has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the assets.
A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires.
On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in income.
On derecognition of a financial liability, the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in income.
Regular way purchases and sales of all financial assets and liabilities are accounted for at settlement date.
Derivatives
The group enters into derivatives to ensure a degree of price certainty and to guarantee a minimum revenue on a portion of the future planned gold production of its mines. In addition, the group enters into derivatives to manage interest rate risk.
IAS 39 requires that derivatives be treated as follows:
commodity based (normal purchase or normal sale) contracts that meet the requirements of IAS 39 are recognised in earnings when they are settled by physical delivery;
where the conditions in IAS 39 for hedge accounting are met, the derivative is recognised in the balance sheet as either a derivative asset or derivative liability and recorded at fair value. For cash flow hedges, the effective portions of fair value gains or losses are recognised in equity (other comprehensive income) until the underlying transaction occurs and then the gains or losses are recognised in earnings or included in the initial measurement of covered assets or liabilities.
The ineffective portion of fair value gains and losses is reported in earnings in the period to which they relate. For fair value hedges, the gain or loss from changes in fair value of the hedged item is reported in earnings, together with the offsetting gains and losses from changes in fair value of the hedging instrument; and
all other derivatives are subsequently measured at their estimated fair value, with the changes in estimated fair value, including translation differences, at each reporting date being reported in earnings in the period to which it relates.
Fair value gains and losses on these derivatives are included in gross profit in the income statement.

Page 176_AngloGold Ashanti
_Annual Financial Statements 2006
1
Accounting policies cont.
1.4
Summary of significant accounting policies cont.
Financial instruments cont.
Derivatives cont.
The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information.
These estimates are calculated with reference to the market rates using industry standard valuation techniques.
Unearned premiums
Call option premiums received are recorded as trade and other payables until the option matures at which time the premium are recorded in revenue. This only applies to normal sale exempt designated deliverable call options.
Other investments
Listed investments and unlisted equity investments, other than investments in subsidiaries, joint ventures, and associates, are classified as available-for-sale financial assets and subsequently measured at fair value. Listed investments fair values are calculated by reference to the quoted selling price at the close of business on the balance sheet date. Fair values for unlisted equity investments are estimated using methods reflecting the economic circumstances of the investee. Equity investments for which fair value cannot be measured reliably are recognised at cost less impairment. Changes in fair value are recognised in equity (other comprehensive income) in the period in which they arise. These amounts are removed from equity and reported in income when the asset is derecognised or when there is evidence that the asset is impaired.
Investments which management has the ability to hold to maturity are classified as held-to-maturity financial assets and are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that held-to-
maturity financial assets are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.
Investments in subsidiaries, joint ventures, associates and the rehabilitation trusts are carried at cost less any accumulated impairments in the company’s separate financial statements.
Other non-current assets
Loans and receivables are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that loans and receivables are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.
Post retirement assets are measured according to the employee benefits policy.
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 177
1
Accounting policies cont.
1.4
Summary of significant accounting policies cont.
Financial instruments cont.
Trade and other receivables
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less accumulated impairment. Impairment of trade and other receivables is established when there is objective evidence as a result of a loss event that the group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The impairment is recognised in the income statement.
Cash and cash equivalents
Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value and are measured at cost which is deemed to be fair value as they have a short-term maturity.
Cash which is subject to legal or contractual restrictions on use is classified separately as cash restricted for use.
Financial liabilities
Financial liabilities, other than derivatives, are subsequently measured at amortised cost, using the effective interest rate method.
Financial guarantee contracts are accounted for as financial instruments and are measured initially at the estimated fair value and are subsequently measured at the higher of the amount determined in accordance with IAS 37 (Provisions, contingent liabilities and assets), and the amount initially recognised less (when appropriate) cumulative amortisation recognised in accordance with IAS 18.
Foreign currency convertible bonds
Foreign currency convertible bonds issued are accounted for entirely as liabilities. The option component is treated as a derivative liability and carried at fair value with changes in fair value recorded in the income statement. The bond component is carried at amortised cost using the effective interest rate method.

Page 178_AngloGold Ashanti
_Annual Financial Statements 2006

Accounting policies cont.
1.4
Summary of significant accounting policies cont.
Treasury shares
Own equity instruments which are reacquired or held by subsidiary companies (treasury shares) are deducted from equity.
No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the group’s own equity instruments.
Accounting for BEE transactions
The group has early adopted IFRIC 8: Scope of IFRS 2. Where equity instruments are issued to a BEE party at less than fair value, these are accounted for as share-based payments.
Any difference between the fair value of the equity instrument issued and the consideration received is accounted for as an expense in the income statement.
A restriction on the BEE party to transfer the equity instrument subsequent to its vesting is not treated as a vesting condition, but is factored into the fair value determination of the instrument.
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 179
2 Segmental information
Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in these financial statements.
The secondary reporting format is by geographical analysis by origin and destination.
Group analysis by origin is as follows:
Net operating
Total
Capital
assets
assets
expenditure
2006
2005
2006
2005
2006
2005
US Dollars million
South Africa
(1)
1,726
1,870
2,199
2,453
313
347
Argentina
177
199
268
258
19
15
Australia
(2)
497
382
921
747
86
38
Brazil
(2)
430
269
566
386
186
85
Ghana
(1)
1,655
1,673
1,779
1,802
97
90
Guinea
216
228
282
273
16
36
Mali
(2)
209
220
336
316
6
12
Namibia
35
34
61
46
5
5
Tanzania
(2)
954
900
1,377
1,249
67
78
USA
389
374
509
430
13
8
Other, including corporate and non-gold
producing subsidiaries
150
88
645
333
9
8
6,438
6,237
8,943
8,293
817
722
SA Rands million
South Africa
(1)
12,084
11,857
15,392
15,563
2,116
2,208
Argentina
1,239
1,264
1,876
1,635
129
98
Australia
(2)
3,483
2,426
6,447
4,742
584
244
Brazil
(2)
3,013
1,708
3,961
2,449
1,258
544
Ghana
(1)
11,589
10,617
12,456
11,437
656
574
Guinea
1,510
1,445
1,974
1,734
110
229
Mali
(2)
1,460
1,394
2,350
2,007
44
75
Namibia
242
217
424
289
33
33
Tanzania
(2)
6,681
5,707
9,642
7,925
452
496
USA
2,722
2,371
3,566
2,730
89
53
Other, including corporate and non-gold
producing subsidiaries
1,053
569
4,528
2,104
62
46
45,076
39,575
62,616
52,615
5,533
4,600
(1)
Assets held for sale in respect of the Weltevreden mining participation rights are included in the South Africa segment of $15 million, R100 million (2005:$16 million,
R100 million) and in respect of shares in CAG plc are included in the Ghana segment of $3 million, R23 million (note 26).
(2)
Includes allocated goodwill of $238 million, R1,672 million (2005:$220 million, R1,400 million) for Australia, $109 million, R763 million (2005:$109 million, R692 million)
for Tanzania, $23 million, R156 million (2005: $23 million, R140 million) for Brazil and $21 million, R148 million (2005: $21 million, R134 million) for Mali (note 17).

Page 180_AngloGold Ashanti
_Annual Financial Statements 2006
2 Segmental information cont.
Gold
Gold
production
production
(oz '000)
(kg)
2006
2005
2006
2005
South Africa
2,554
2,676
79,427
83,223
Argentina
215
211
6,683
6,564
Australia
465
455
14,450
14,139
Brazil
339
346
10,551
10,756
Ghana
592
680
18,399
21,170
Guinea
256
246
7,948
7,674
Mali
537
528
16,700
16,421
Namibia
86
81
2,690
2,510
Tanzania
308
613
9,588
19,074
USA
283
330
8,817
10,252
5,635
6,166
175,253
191,783
Gold income
Figures in million
US Dollars
SA Rands
2006
2005
2006
2005
Geographical analysis of gold income by origin is as follows:
South Africa
1,347
1,153
9,151
7,359
Argentina
125
97
841
617
Australia
271
213
1,851
1,349
Brazil
228
172
1,558
1,094
Ghana
263
286
1,781
1,821
Guinea
141
118
960
759
Mali
317
236
2,146
1,508
Namibia
50
36
336
230
Tanzania
127
214
857
1,352
USA
95
104
656
661
(note 3)
2,964
2,629
20,137
16,750
Geographical analysis of gold income by destination is as follows:
South Africa
1,082
847
7,350
5,393
North America
803
826
5,457
5,263
Australia
18
21
121
133
Asia
202
135
1,369
862
Europe
646
435
4,390
2,771
United Kingdom
213
365
1,450
2,328
2,964
2,629
20,137
16,750
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 181
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
3
Revenue
Revenue consists of the following principal categories:
16,750
20,137
Gold income (note 2)
2,964
2,629
483
749
By-products (note 4)
110
76
155
218
Interest received (note 36)
32
25
17,388
21,104
3,106
2,730
4
Cost of sales
11,300
11,994
Cash operating costs
1,770
1,777
(483)
(749)
By-products (note 3)
(110)
(76)
10,817
11,245
1,660
1,701
412
594
Other cash costs
86
65
11,229
11,839
Total cash costs
1,746
1,766
168
152
Retrenchment costs (note 10)
22
26
368
(35)
Rehabilitation and other non-cash costs
(3)
57
11,765
11,956
Production costs
1,765
1,849
3,203
4,059
Amortisation of tangible assets (notes 9, 16 and 36)
597
503
13
13
Amortisation of intangible assets (notes 17 and 36)
2
2
14,981
16,028
Total production costs
2,364
2,354
(279)
(546)
Inventory change
(82)
(45)
14,702
15,482
2,282
2,309
5
Other operating expenses
56
57
Pension and medical defined benefit provisions
8
9
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal
71
67
claims and costs of old tailings operations
9
11
–
5
Miscellaneous
1
–
127
129
18
20

Page 182_AngloGold Ashanti
_Annual Financial Statements 2006
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
6
Operating special items
27
202
Underprovision of indirect taxes
(1)
28
4
–
129
Performance related option expense
19
–
Cost of E-shares issued to Izingwe (Pty) Ltd, a Black Economic
–
131
Empowerment company (note 11)
19
–
300
44
Impairment of tangible assets (notes 14 and 16)
6
44
Profit on disposal of land, mineral rights, tangible assets and
(16)
(333)
exploration properties (note 14)
(2)
(48)
(2)
–
(36)
Recovery of exploration loan previously expensed (note 14)
(5)
–
–
(9)
Profit on disposal of shares in Nufcor Uranium Limited (note 14)
(1)
–
31
–
Abandonment of assets at Malian operations
(3)
–
5
125
–
Impairment of intangible assets (notes 14 and 17)
–
20
55
–
Contract termination fee at Geita Gold Mining Limited
–
9
(10)
–
Profit on disposal of Mitchell Plateau and Cape Bougainville (note 14)
–
(1)
(14)
–
Profit on disposal of Bear Creek (note 14)
–
(2)
1
2
Other (note 14)
–
–
499
130
18
77
(1)
The current year underprovision of indirect taxes includes the following:
– VAT payable to the Tanzanian Revenue Authority on penalty charged to Golden Construction for excessive fuel consumption during the power plant commissioning phase $2 million, R14 million. The Tanzania Tax Appeals board ruled against Geita Gold Mining Company Limited and a decision was taken to expense this amount.
– VAT claimed by the Tanzanian Revenue Authority on the difference between fuel invoiced at the contract rate against the prevailing market rate $13 million,
R92 million.
– VAT claimed by the Tanzanian Revenue Authority on fuel consumed in operating the power plant $5 million, R35 million.
– Serra Grande and Anglogold Ashanti Brasil Mineração anticipate that the recovery conditions of VAT will not be met and recovered from the Brasilian
Government $7 million, R55 million and $2 million, R14 million.
– Provision for tax write-offs of $2 million, R10 million. Claims by Malian tax authorities for payment of indirect taxes after audits at Sadiola and Yatela in 2005.
Management decided to settle the claims and expensed the amounts in question.
– Reversal of a VAT provision at Siguiri $3 million, R18 million.
(2)
The profit on disposal of land, mineral rights, tangible assets and exploration properties includes the following:
– On 23 August 2006, AngloGold Ashanti announced that it had entered into an agreement with Central African Gold plc (CAG) to sell its entire business undertaking for $40 million, R280 million, related to the Bibiani mine and Bibiani North prospecting permit and to transfer all assets, including all of Bibiani's employees, fixed mining and non-mining assets, inventory, trade debtors and intellectual property as well as the Bibiani lease and the North prospecting licence, and procure the cessation and delegation of all contracts related to Bibiani to CAG. The delivery of the North lease permit valued at $4 million,
R28 million was not concluded at 31 December 2006, consequently only proceeds of $36 million, R253 million have been recognised, resulting in a profit of
$25 million, R173 million.
– The sale of AngloGold Ashanti’s Alaskan mineral and exploration properties to International Tower Hill Mines Limited resulted in a profit on disposal of
$13 million, R91 million.
(3)
In prior years, various tax assessments for normal company tax and for various indirect taxes were issued to the joint venture operations in Mali by the Malian authorities. The group is of the opinion that the tax filings and indirect tax submissions by the company were in compliance with applicable laws and regulations.
Malian law requires a deposit to be placed with the authorities when the company objects to assessments for normal company and indirect tax assessments in order for the objection to be reviewed.
Without admitting that the filings of the joint venture operations in Mali were prepared in an incorrect manner in terms of the prevailing laws and regulations, the directors formed a commercial view and decided that the deposits totalling $4 million, R25 million previously placed with the authorities should be abandoned in order to close this issue and allow management to concentrate on the core business. Accordingly, the abandonment was recorded as an operating special loss rather than as an underprovision of prior year taxation.
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 183
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
7
Finance costs and unwinding of decommissioning and
restoration obligations
143
133
Finance costs on bank loans and overdrafts
21
22
215
214
Finance costs on corporate bond
32
34
265
342
Finance costs on convertible bonds
(1)
50
42
19
–
Finance costs on interest rate swap
(2)
–
3
18
18
Finance lease charges
3
3
–
49
Discounting of long-term trade and other receivables
7
–
71
28
Other finance costs
4
11
731
784
117
115
(102)
(71)
Less: amounts capitalised (note 16)
(10)
(16)
629
713
107
99
21
38
Unwinding of decommissioning obligation (note 31)
6
3
40
71
Unwinding of restoration obligation (note 31)
10
6
690
822
(note 36)
123
108
(1)
The interest rate swap was entered into against the convertible bonds and was designated as a fair value hedge and was considered an integral part of the bonds. Accordingly, the finance cost on the convertible bonds was disclosed after adjusting for the finance costs and income under the swap.
The swap was unwound in September 2005.
(2)
Interest received on the interest rate swap entered into against the corporate bond, which has not been designated as a fair value hedge, was nil
(2005: $4 million, R24 million). The swap was unwound in April 2005.
8
Share of associates’ loss
96
103
Revenue
15
15
(101)
(105)
Operating expenses
(16)
(16)
(5)
(2)
Gross loss
(1)
(1)
(11)
–
Impairment
(1)
–
(2)
1
–
Interest received
–
–
(1)
(1)
Finance costs
–
–
(16)
(3)
Loss before taxation
(1)
(3)
(1)
(3)
Taxation
–
–
(17)
(6)
Loss after taxation (note 18)
(1)
(3)
(1)
In 2005, the Oro Group (Proprietary) Limited investment was impaired. The impairment tests considered the investments fair value and anticipated future cash flows. An impairment of $2 million, R11 million was recorded.

Page 184_AngloGold Ashanti
_Annual Financial Statements 2006
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
9
Profit (loss) before taxation
Profit (loss) before taxation is arrived at after taking account of:
Auditors' remuneration
30
61
– Audit fees
(1)
9
5
2
2
– Under provision prior year
–
–
3
6
– Other assurance services
1
1
35
69
10
6
Amortisation of tangible assets (notes 4, 16 and 36)
3,103
4,040
Owned assets
594
487
100
19
Leased assets
3
16
3,203
4,059
597
503
57
52
Grants for educational and community development
8
9
418
467
Operating lease charges
68
66
(1)
Includes fees for services in respect of Section 404 of the Sarbanes-Oxley Act.
10 Employee benefits
Employee benefits including executive directors' salaries and
4,788
4,897
other benefits
723
752
Health care and medical scheme costs
299
379
– current medical expenses
56
47
86
94
– defined benefit post-retirement medical expenses
14
14
Contributions to pension and provident plans
199
274
– defined contribution (note 32)
40
31
30
11
– defined benefit pension plan expense
1
5
168
152
Retrenchment costs (note 4)
22
26
15
213
Share-based payment expense (note 11)
31
2
Included in cost of sales, other operating expenses and operating
5,585
6,020
special items
887
877
Actuarial defined benefit plan expense analysis
Defined benefit post-retirement medical expense
7
7
– current service cost
1
1
82
90
– interest cost
13
13
(3)
(3)
– expected return on plan assets
–
–
86
94
14
14
Defined benefit pension plan expense
40
50
– current service cost
7
6
105
109
– interest cost
16
17
(115)
(148)
– expected return on plan assets
(22)
(18)
30
11
1
5
Actual return on plan assets
381
420
– defined benefit pension and medical plans
62
60
Refer to the Remuneration report for details of directors’
emoluments.
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 185
11
Share-based payments
Share incentive schemes
In addition to schemes approved in prior years, during the financial year the shareholders of AngloGold Ashanti approved the Employee
Share Ownership Plan, for the employees in the South African operations and a Black Economic Empowerment transaction. New awards were made under the existing BSP and LTIP plans.
Employee Share Ownership Plan (ESOP)
On 12 December 2006, AngloGold Ashanti announced the finalisation of the Bokamoso employee share ownership plan (Bokamoso
ESOP) with the National Union of Mineworkers, Solidarity and United Association. The Bokamoso ESOP creates an opportunity for
AngloGold Ashanti and the unions to ensure a closer alignment of the interest between employees and the company, and the seeking of shared growth solutions to build partnerships in areas of shared interest. Participation is restricted to those employees not eligible for participation in any other South African Share Incentive Plan.
The company also undertook an empowerment transaction with a Black Economic Empowerment investment vehicle, Izingwe Holdings
(Proprietary) Limited (Izingwe).
In order to facilitate this transaction the company established a trust to acquire and administer the ESOP shares. AngloGold Ashanti allotted and issued free ordinary shares to the trust and also created, allotted and issued E ordinary shares to the trust for the benefit of employees. The company also created, allotted and issued E ordinary shares to Izingwe. The key terms of the E ordinary share are:
– AngloGold Ashanti will have the right to cancel the E ordinary shares, or a portion of them, in accordance with the ESOP and Izingwe cancellation formulae, respectively;
– the E ordinary shares will not be listed;
– the E ordinary shares which are not cancelled will be converted into ordinary shares; and
– the E ordinary shares will each be entitled to receive a dividend equal to one-half of the dividend per ordinary share declared by the company from time to time and a further one half is included in the strike price.
The award of free ordinary shares to the employees:
The fair value of each free share awarded in 2006 is R320. The fair value is equal to the market value at the date-of-grant. Dividends declared and paid to the trust will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them.
– number of free shares awarded to employees: 928,590
– grant date: 13 December 2006
– vesting conditions: A fifth of the shares vest after three years' service and a further fifth vests in each subsequent year until fully vested.
– cancelled if not exercised: 1 November 2013
– number of free shares outstanding at end of period: 928,590
– income statement charge: $1,7 million, R12 million
A total of 7,050 shares of deceased, retired or retrenched employees vested during December 2006 and will be transferred to employees in accordance with the rules of the scheme.
The award of E ordinary shares to employees
The average fair value of the E ordinary shares granted to employees on 13 December 2006 was R105 per share. Dividends declared in respect of the E ordinary shares will firstly be allocated to cover administration expenses of the trust, where after it will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. At each anniversary over a five year period commencing on the third anniversary of the award, the company will cancel the relevant number of E ordinary shares as stipulated by a cancellation formula. Any E ordinary shares remaining in that tranche will be converted to ordinary shares for the benefit of the employees.
All unexercised awards will be cancelled on 1 May 2014.

Page 186_AngloGold Ashanti
_Annual Financial Statements 2006
Weighted
Number
average
of
exercise
shares
price
SA Rands 2006
11
Share-based payments cont.
E ordinary shares granted during the year and outstanding at end of year
2,785,770             289.00
E ordinary shares cancelled during the year
–                   –
E ordinary shares converted during the year
–                   –
Weighted average exercise price is calculated as the initial grant price of R288 plus interest factor less dividend apportionment. This value will change on a monthly basis to take account of employees leaving the company and those shares being reissued to new employees. The income statement charge for the year was $1,7 million, R12 million.
A total of 21,150 shares of deceased, retired or retrenched employees vested during December 2006 and ordinary shares will be issued in accordance with the rules of the scheme.
The award of E ordinary shares to Izingwe
The average fair value of the E ordinary shares granted to Izingwe on 13 December 2006 was R90 per share. Dividends declared in respect of the E ordinary shares will accrue and be paid to Izingwe, pro rata to the number of shares allocated to them. At each anniversary over a five year period commencing on the third anniversary of the award, Izingwe has a six month period to instruct the company to cancel the relevant number of E ordinary shares as stipulated by a cancellation formula.
Any E ordinary shares remaining in that tranche will be converted to ordinary shares for the benefit of
Izingwe. If no instruction is received at the end of the six month period the cancellation formula will be applied automatically.
E ordinary shares granted during the year and outstanding at end of year
1,400,000              289.00
E ordinary shares cancelled during the year
–                    –
E ordinary shares converted during the year
–                    –
Weighted average exercise price is calculated as the initial grant price of R288 per share plus interest factor less dividend apportionment. The income statement charge for the year was $19 million,
R131 million (note 6).
The fair value of each share granted for the ESOP and Izingwe schemes was estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and share price volatility. The expected term of award granted is derived from historical data on employee exercise behaviour for the ESOP award. Expected volatility is based on the historical volatility of our shares.
These estimates involve inherent uncertainties and the application of management judgment. In addition, we are required to estimate the expected forfeiture rate and only recognise expense for those options expected to vest. As a result, if other assumptions had been used, our recorded share-based compensation expense could have been different from that reported. The Black-Scholes option-pricing model used the following assumption for the year ended 31 December 2006, weighted-average risk free interest rates of 7%; dividend yield of 2.3% and volatility of 36%.
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 187
11
Share-based payments cont.
Bonus Share Plan (BSP)
The BSP is intended to provide effective incentives to eligible employees. An eligible employee is one who devotes substantially the whole of his working time to the business of AngloGold Ashanti, any subsidiary of AngloGold Ashanti or a company under the control of AngloGold Ashanti, unless the board of directors (the board) excludes such a company. An award in terms of the BSP may be made at any date at the discretion of the board. The board is required to determine a BSP award value and this will be converted to a ‘share’ amount based on the closing price of AngloGold Ashanti shares on the JSE on the last business day prior to the date of grant.
The AngloGold Ashanti Remuneration Committee has at their discretion, the right to pay dividends, or dividend equivalents, to the participants of the BSP. The fair value of each BSP awarded in 2006 is R308.00 (awarded in 2005: R197.50) per share, including dividends, or R286.75 (2005: R190.76) per share, excluding dividends. Having no history of any discretionary dividend payments, the higher fair value was used to determine the income statement expense. The fair value is equal to the award value determined by the board.
Accordingly for the awards made in 2005 the following information is available:
– number of BSPs awarded: 283,915
– number of BSPs outstanding at the beginning of the period: 271,945
– award value: R197.50 per share
– grant date: 4 May 2005
– vesting condition: three-years' service
– expire if not exercised by: 3 May 2015
– number of BSPs outstanding at the end of the period: 242,487
– income statement charge: $2 million, R16 million (2005: $2 million, R12 million)
During 2006, the rights to a total of 26,416 (2005: 11,682) shares were surrendered by the participants. A total of 4,182 (2005: 288)
shares were allotted to deceased, retired or retrenched employees. A further 1,140 awards were issued to employees during the year.
Accordingly for the awards made in 2006 the following information is available:
– number of BSPs awarded: 252,970
– award value: R308 per share
– grant date: 8 March 2006
– vesting condition: three-years' service
– expire if not exercised by: 7 March 2016
– number of BSPs outstanding at the end of the period: 238,098
– income statement charge: $3 million, R21 million
Up to 31 December 2006, the rights to a total of 14,805 shares were surrendered by the participants. A total of 67 shares were alloted to deceased, retired or retrenched employees.

Page 188_AngloGold Ashanti
_Annual Financial Statements 2006
11
Share-based payments cont.
Long-Term Incentive Plan (LTIP)
The LTIP is an equity settled share-based payment arrangement, intended to provide effective incentives for executives to earn shares in the company based on the achievement of stretched company performance conditions. Participation in the LTIP will be offered to executive directors, executive officers and selected senior management of participating companies. Participating companies include
AngloGold Ashanti, any subsidiary of AngloGold Ashanti or a company under the control of AngloGold Ashanti unless the board excludes such a company. An award in terms of the LTIP may be granted at any date during the year that the board of AngloGold Ashanti determine and may even be more than once a year. The board is required to determine an LTIP award value and this will be converted to a ‘share’
amount based on the closing price of AngloGold Ashanti shares on the JSE on the last business day prior to the date of grant.
The AngloGold Ashanti remuneration committee has at their discretion, the right to pay dividends, or dividend equivalents to the participants of the LTIP. The fair value of each LTIP share awarded in 2006 is R327.00 (awarded in 2005: R197.50) per share, including dividends, or R304.44 (2005: R190.76) per share, excluding dividends. Having no history of any discretionary dividend payments, the higher fair value was used to determine the income statement expense. The fair value is equal to the award value determined by the board.
Accordingly for the award made in 2005, the following information is available:
The main performance conditions in terms of the LTIP are:
– up to 40% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparator gold-producing companies;
– up to 40% of an award will be determined by real growth (above US inflation) in an adjusted earnings per share over the performance period;
– up to 20% of an award will be dependent on the achievement of strategic performance measures which will be set by the Remuneration
Committee; and
– three-years’ service is required.
Further information:
– number of LTIPs outstanding at the beginning of the period: 363,500
– award value: R197.50 per share
– grant date: 4 May 2005
– vesting condition: based on stretched company performance and
– three-years' service
– expire if not exercised by: 3 May 2015
– number of LTIPs outstanding at the end of the year: 343,500
– income statement charge: $3 million, R17 million (2005: $0.5 million, R3 million)
During 2006, the rights to a total of 20,000 (2005: 5,000) LTIP shares were surrendered by the participants.
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 189
11
Share-based payments cont.
Accordingly for the award made in 2006, the following information is available:
The main performance conditions in terms of the LTIP are:
– up to 40% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparator gold-producing companies;
– up to 30% of an award will be determined by an adjusted earnings per share compared to a planned adjusted earnings per share over the performance period;
– up to 30% of an award will be dependent on the achievement of strategic performance measures which will be set by the
Remuneration Committee; and
– three-years’ service is required.
Further information:
– number of LTIPs awarded: 316,675
– award value: R327.00 per share
– grant date: 31 July 2006
– vesting condition: based on stretched company performance and;
– three-years’ service
– expire if not exercised by: 31 July 2016
– number of LTIPs outstanding at the end of the year: 316,675
– income statement charge: $1 million, R6 million
Performance-related share-based remuneration scheme – 1 May 2003
The options, if vested, may be exercised at the end of a three-year period commencing 1 May 2003. The share options were granted at an exercise price of R221.90. The performance condition applicable to these options was that the US dollar EPS must increase by at least 6% in real terms, after inflation, over the next three years, in order to vest. As none of the performance criteria were met, in the initial three years, the grantor decided to roll the scheme forward on a “roll over reset” basis, in February 2006, to be reviewed annually.
The performance criteria of these options was achieved during 2006. The remaining weighted average contractual life of the options granted is 6.33 years. An employee would only be able to exercise his options after the date upon which he has received written notification from the directors that the previously specified performance criteria has been fulfilled.

Page 190_AngloGold Ashanti
_Annual Financial Statements 2006
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares
price
Figures in million
shares
price
SA Rands 2005
SA Rands 2006
11 Share-based payments cont.
1,225,800
221.86
Options outstanding at the beginning of the year
999,400             221.90
nil
nil
Options granted during the year
nil                   nil
224,000
221.70
Options lapsed during the year
112,000             221.90
2,400
221.90
Options exercised during the year
1,500             221.90
nil
nil
Options expired during the year
nil                   nil
999,400
221.90
Options outstanding at the end of the year
885,900             221.90
nil
nil
Options exercisable at the end of the year
885,900             221.90
During the year 1,500 (2005: 2,400) options were exercised by the estate of a deceased employee. On death, the performance criteria were set aside.
The income statement charge for the year was $10 million,
R69 million (2005: nil).
Performance-related share-based remuneration scheme
– 1 November 2004
The options, if vested, may be exercised at the end of a three-year period commencing 1 November 2004. The share options were
granted at an exercise price of R228.00. The performance
condition applicable to these options was that US dollar EPS must increase from the 2004 year by at least 6% in real terms, i.e. after inflation, over the next three years in order to vest. The performance criteria is expected to be met. The remaining weighted average contractual life of options granted is 7.84 years. An employee would only be able to exercise his options after the date upon which he has received written notification from the directors that the previously specified performance criteria has been fulfilled.
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 191
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares
price
Figures in million
shares
price
SA Rands 2005
SA Rands 2006
11 Share-based payments cont.
1,149,300
228.00
Options outstanding at the beginning of the year
1,012,900             228.00
nil
nil
Options granted during the year
nil                   nil
135,500
228.00
Options lapsed during the year
100,200             228.00
900
228.00
Options exercised during the year
1,300             228.00
nil
nil
Options expired during the year
nil                   nil
1,012,900
228.00
Options outstanding at the end of the year
911,400             228.00
nil
nil
Options exercisable at the end of the year
nil                  nil
During the year, 1,300 (2005: 900) options were exercised by the estate of a deceased employee. On death, the performance criteria were set aside in accordance with the scheme rules.
The income statement charge for the year was $9 million,
R60 million (2005: nil).
There are currently two share incentive schemes that fall
outside the transitional provisions of IFRS 2, as the options were granted prior to 7 November 2002, the details of which
are as follows:
Performance-related share-based remuneration scheme
– 1 May 2002
The share options were granted at an exercise price of R299.50 per share. The performance condition applicable to these options was that US dollar EPS must increase by 7.5% for each of the three years.
On 24 December 2002, AngloGold Ashanti underwent a share split on a 2:1 basis therefore the EPS target was reduced accordingly. As none of the performance criteria were met, in the initial three years, the grantor decided to roll the scheme forward on a “roll over reset”
basis, to be reviewed annually. The performance criteria of these options were achieved during 2006. The remaining weighted average contractual life of options granted is 5.33 years. An employee would only be able to exercise his options after the date upon which he has received written notification from the directors that the previously specified performance criteria has been fulfilled.

Page 192_AngloGold Ashanti
_Annual Financial Statements 2006
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares
price
Figures in million
shares
price
SA Rands 2005
SA Rands 2006
11 Share-based payments cont.
1,050,800
299.50
Options outstanding at the beginning of the year
884,700             299.50
nil
nil
Options granted during the year
nil                   nil
166,100
299.50
Options lapsed during the year
94,700             299.50
nil
nil
Options exercised during the year
1,500             299.50
nil
nil
Options expired during the year
nil                   nil
884,700
299.50
Options outstanding at the end of the year
788,500             299.50
nil
nil
Options exercisable at the end of the year
788,500             299.50
During the year, 1,500 options were exercised by the estate of a deceased employee. On death, the performance criteria were set aside in accordance with the scheme rules.
Time-related share-based remuneration scheme
– granted up to 30 April 2002
Except where the directors, in their sole and absolute discretion decide otherwise, a grantee may not exercise his options until after the lapse of a period calculated from the date on which the option was granted. The remaining weighted average contractual life of options granted is 3.6 years. The period in which and the extent to which the options vest and may be exercised are as follows:
– After two years – up to 20% of options granted
– After three years – up to 40% of options granted
– After four years – up to 60% of options granted
– After five years – up to 100% of options granted
1,391,060
126.38
Options outstanding at the beginning of the year
864,710             126.91
nil
nil
Options granted during the year
nil                   nil
54,400
122.00
Options lapsed during the year
1,600            211.00
471,950
125.91
Options exercised during the year
389,850            127.89
nil
nil
Options expired during the year
nil                  nil
864,710
126.91
Options outstanding at the end of the year
473,260            125.82
758,150
124.12
Options exercisable at the end of the year
465,260            123.90
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 193

Share-based payments cont.
No grants were made with respect to the time related scheme options and performance related options during 2005 and 2006. The value of each option granted during 2002, 2003 and 2004 is estimated on the date of grant using the Black-Scholes option-pricing model. The
Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and share price volatility. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behaviour. Expected volatility is based on the historical volatility of our shares. These estimates involve inherent uncertainties and the application of management judgment. In addition, we are required to estimate the expected forfeiture rate and only recognise expense for those options expected to vest. As a result, if other assumptions had been used, the recorded share-based compensation expense could have been different from that reported.
The Black-Scholes option-pricing model used the following assumptions at grant date: 2002 2003 2004
Risk-free interest rate 11.00% 11.00% 8.18%
Dividend yield 4.27% 4.27% 2.27%
Volatility factor of market share price 0.390 0.390 0.300
Weighted average expected life 7 years 7 years 7 years
Calculated fair value R100.20 R77.76 R94.65
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
12 Taxation
Current taxation
182 1,370 Normal 201 29
2 13 Disposal of tangible assets (note 14) 2 –
347 49 Under provision prior year 7 53
531 1,432 (note 35) 210 82
Deferred taxation
248 215 Temporary differences 30 38
(128) (742) Unrealised non-hedge derivatives and other commodity contracts (106) (21)
(19) – Taxation on contract termination fee at Geita Gold Mining Limited – (3)
(79) 56 Impairment and disposal of tangible assets (note 14) 8 (12)
(74) 271 Change in estimated deferred taxation
(1) (2)
38 (12)
(695) – Change in statutory tax rate – (107)
(747) (200) (note 33) (30) (117)
(216) 1,232 180 (35)

Page 194_AngloGold Ashanti
_Annual Financial Statements 2006
Figures in million
2006
2005
12
Taxation cont.
Tax reconciliation
A reconciliation of the current tax rate compared to that charged in the income statement is set out in the following table:
% %
Estimated corporate tax rate
(1)
37 37
Disallowable items 89 (32)
Foreign income tax allowances and rate differentials (23) (25)
Previously unrecognised tax assets (39) –
Change in estimated deferred tax rate
(2) (3)
35 7
Change in statutory tax rate – 67
Under (over) provision prior year 4 (33)
Other 4 1
Effective tax rate 107 22
(1)
Mining tax on mining income in South Africa is determined according to a formula based on the profit and revenue from mining operations.
All mining capital expenditure is deducted to the extent that it does not result in an assessed loss, and depreciation is ignored when calculating the South African mining income. Capital expenditure not deducted from the mining income is carried forward as unredeemed capital to be deducted from future mining income.
The formula for determining the South African mining tax is:
Y = 45 – 225/X
where Y is the percentage rate of tax payable and X is the ratio of mining profit net of any redeemable capital expenditure to mining revenue expressed as a percentage.
(2)
In South Africa the mining operations are taxed on a variable rate that increases as profitability increases. The tax rate used to calculate deferred tax is based on the company’s current estimate of what the future profitability and therefore future tax rate will be when temporary differences will reverse. Depending on aforementioned factors that will impact the profitability of the operations, the tax rate can then as a consequence be significantly different from year to year. During 2005 and 2006 financial year, estimates were revised in South Africa to reflect the future anticipated taxation rate at the time the temporary differences reverse $59 million, R412 million (2005: $12 million,
R74 million).
(3)
The Ghanaian taxation authorities have granted an extension on tax losses which would have been forfeited during the current year $21 million, R141 million.
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 195
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
12 Taxation cont.
Unrecognised tax losses
The unrecognised tax losses of the US operations which are
1,484 1,943 available for offset against future profits earned in the USA. 277 234
The unrecognised tax losses of the Ghanaian operations which
925 – are available for offset against future profits earned in Ghana. – 146
2,409 1,943 277 380
Analysis of tax losses
Tax losses available to be used against future profits
925 – – Utilisation required within one year – 146
1,484 1,943 – Utilisation in excess of five years 277 234
2,409 1,943 277 380
Unrecognised tax losses utilised
– 448 Assessed losses utilised during the year 64 –
13 Discontinued operations
The Ergo reclamation surface operation, which forms part of the
South African operations and is included under South Africa for segmental reporting, has reached the end of its useful life and the assets are no longer in use. After a detailed investigation of several options and scenarios, and based on management’s decision
reached on 1 February 2005, mining operations at Ergo ceased on
31 March 2005, with only site restoration obligations remaining. The environmental rehabilitation programme to restore the site
continues until all the legal requirements have been met.
The group has reclassified the income statement results from the historical presentation to loss from discontinued operations in the consolidated income statement for all periods presented. The consolidated cash flow statement has been reclassified for
discontinued operations for all periods presented.

Page 196_AngloGold Ashanti
_Annual Financial Statements 2006
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
13 Discontinued operations cont.
The results of Ergo are presented below:
111 26 Gold income 4 18
(418) (39) Cost of sales (6) (66)
(307) (13) Gross loss (2) (48)
115 – Impairment reversal (note 16) – 17
(192) (13) Loss before taxation (2) (31)
(8) (17) Normal taxation (note 35) (2) (2)
(19) 18 Deferred taxation (note 33) 2 (3)
(219) (12) Net loss after taxation (note 14) (2) (36)
Following the decision to discontinue the Ergo operation,
AngloGold Ashanti Limited reassessed the carrying values of the remaining infrastructure assets of Ergo, based on the current market price of the assets. AngloGold Ashanti has restated the assets’ carrying value to the carrying amount that would have been determined (net of amortisation) had no impairment loss been recognised for the assets in prior periods, which management believes is less than fair value less costs to sell. This resulted in an impairment reversal in the current period of nil (2005: $17 million,
R115 million).
SA Cents
US Cents
14 Earnings per ordinary share
Basic loss per ordinary share
(391) (211) – Continuing operations (15) (55)
The calculation of basic loss per ordinary share is based on losses attributable to equity shareholders of $42 million, R575 million
(2005: $146 million, R1,036 million) and 272,808,217 (2005:
264,635,634) shares being the weighted average number of
ordinary shares in issue during the financial year.
(83) (4) – Discontinued operations (1) (14)
The calculation of basic loss per ordinary share is based on losses attributable to equity shareholders of $2 million, R12 million
(2005: $36 million, R219 million) and 272,808,217 (2005:
264,635,634) shares being the weighted average number of
ordinary shares in issue during the financial year.
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 197
2005
2006
Figures in million
2006
2005
SA Cents
US Cents
14 Earnings per ordinary share cont.
Diluted loss per ordinary share
(391) (211) – Continuing operations (15) (55)
The calculation of diluted loss per ordinary share is based on losses attributable to equity shareholders of $42 million, R575 million
(2005: $146 million, R1,036 million) and 272,808,217 (2005:
264,635,634) shares being the diluted number of ordinary shares.
In 2005 and 2006, no adjustment is made since the effect is anti-
dilutive.
(83) (4) – Discontinued operations (1) (14)
The calculation of diluted loss per ordinary share is based on losses attributable to equity shareholders of $2 million, R12 million (2005:
$36 million, R219 million) and 272,808,217 (2005: 264,635,634)
shares being the diluted number of ordinary shares. In 2005 and
2006, no adjustment was made since the effect is anti-dilutive.
In calculating the diluted number of ordinary shares outstanding for the year, the following were taken into consideration:
Ordinary Shares 272,214,937 264,230,586
E Ordinary Shares
(1)
194,954 –
Time Related Options (TRO)
(2)
398,326 405,048
Weighted average number of shares 272,808,217 264,635,634
Dilutive potential of share options
(3)
– –
Diluted number of ordinary shares 272,808,217 264,635,634
(1)
As E ordinary shares participate in the profit available to ordinary shareholders, these shares were included in basic earnings per share.
(2)
Employee compensation awards, are included in basic earnings per share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.
(3)
The calculation of diluted earnings per share did not assume the effect of
854,643 (2005: 601,315) shares issuable on share options as their effects are anti-dilutive for this period.
The calculation of diluted earnings per share did not assume the effect of
15,384,615 (2005: 15,384,615) shares issuable upon the exercise of convertible bonds as their effects are anti-dilutive for this period.

Page 198_AngloGold Ashanti
_Annual Financial Statements 2006
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
14 Earnings per ordinary share cont.
Headline loss
The loss attributable to equity shareholders has been adjusted by the following to arrive at headline loss:
(1,255) (587) Loss attributable to equity shareholders (44) (182)
125 – Impairment of intangible assets (notes 6 and 17) – 20
300 44 Impairment of tangible assets (notes 6 and 16) 6 44
(39) (376) Profit on disposal of assets (note 6) (54) (5)
Taxation on items above
2 13 – current portion (note 12) 2 –
(79) 56 – deferred portion (note 12) 8 (12)
11 – Impairment of investment in associates – 2
219 12 Net loss from discontinued operations (note 13) 2 36
(716) (838) Headline loss (80) (97)
Cents per share
Headline loss removes items of a capital nature from the calculation of earnings per share, calculated in accordance with circular
7/2002 issued by the South African Institute of Chartered
Accountants (SAICA).
The calculation of headline loss per ordinary share is based on headline losses of $80 million, R838 million (2005: $97 million,
R716 million) and 272,808,217 (2005: 264,635,634) shares being the weighted average number of ordinary shares in issue during
(271) (307) the year. (29) (37)
Notes to the group financial statements cont.
For the year ended 31 December

Page 199_AngloGold Ashanti
_Annual Financial Statements 2006
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
15 Dividends
Ordinary shares
No. 97 of 180 SA cents per ordinary share was declared on
26 January 2005 and paid on 25 February 2005 (30 US cents
476
–
per share).
–
80
No. 98 of 170 SA cents per ordinary share was declared on
450
–
27 July 2005 and paid on 26 August 2005 (26 US cents per share).
–
69
No. 99 of 62 SA cents per ordinary share was declared on
9 February 2006 and paid on 10 March 2006 (10 US cents
–
164
per share).
26
–
No. 100 of 210 SA cents per ordinary share was declared on
–
578
26 July 2006 and paid on 25 August 2006 (29 US cents per share).
81
–
926
742
(note 28)
107
149
No. 101 of 240 SA cents per ordinary share was declared on
12 February 2007 and will be paid on 16 March 2007
(approximately 33 US cents per share). The actual rate of payment will depend on the exchange rate on the date of currency
conversion.
No. E1 of 120 SA cents per E ordinary share was declared on
12 February 2007 and will be paid on 16 March 2007
(approximately 17 US cents per share). The actual rate of payment will depend on the exchange rate on the date of currency
conversion.

Page 200_AngloGold Ashanti
_Annual Financial Statements 2006
16
Tangible assets
Exploration
Mine
Mineral
and
Figures in million
development
Mine
rights and
evaluation
costs
infrastructure
dumps
assets
Land
Total
US Dollars
Cost
Balance at 1 January 2005
4,816
2,182
1,248
35
24
8,305
Additions
– project
expenditure
225
29                    –                     –                      –
254
– stay-in-business
expenditure
392
57                     1                     1                      1
452
Disposals
(50)
(9)
–                    (3)
(1)
(63)
Transfers and other movements
(1)
17                   69                 (25)
–
3                  64
Finance costs capitalised (note 7)
16
–
–
–
–
16
Translation
(288)
(84)
(6)
–                       –
(378)
Balance at 31 December 2005
5,128
2,244
1,218
33
27
8,650
Accumulated amortisation
Balance at 1 January 2005
1,358
951
106
2
–
2,417
Amortisation for the year
(notes 4, 9 and 36)
324
148
29
2
–
503
Impairments (notes 6 and 14)
35
9
–
–
–
44
Impairments reversal (note 13)
–
(17)
–
–
–
(17)
Disposals
(50)
(5)
–                   (3)
–
(58)
Transfers and other movements
(1)
(2)
–                   (9)
–
–
(11)
Translation
(96)
(51)
11                     –                      –
(136)
Balance at 31 December 2005
1,569
1,035
137
1
–
2,742
Net book value at 31 December 2005
3,559              1,209              1,081
32
27              5,908
Cost
Balance at 1 January 2006
5,128
2,244
1,218
33
27
8,650
Additions
– project
expenditure
293                    8                    2                    –                       –
303
– stay-in-business
expenditure
405
97                   –                     –                       2
504
Disposals
(2)
(14)
(3)
(2)
(2)
(23)
Transfers and other movements
(1)
(66)
173                  (31)
–
–                  76
Finance costs capitalised (note 7)
10
–
–
–
–
10
Translation
(191)
(71)
(1)
–                    (1)
(264)
Balance at 31 December 2006
5,577
2,437
1,185
31
26
9,256
Accumulated amortisation
Balance at 1 January 2006
1,569
1,035
137
1
–
2,742
Amortisation for the year
(notes 4, 9 and 36)
466
107
23
1
–
597
Impairments (notes 6 and 14)
2
4
–
–
–
6
Disposals
(1)
(3)
–                   (1)
–                  (5)
Transfers and other movements
(1)
(92)
62                   (1)
–
–
(31)
Translation
(66)
(39)
(2)
–                      –
(107)
Balance at 31 December 2006
1,878
1,166
157
1
–
3,202
Net book value at 31 December 2006
3,699              1,271               1,028
30
26               6,054
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 201
16
Tangible assets cont.
Exploration
Mine Mineral and
Figures in million
development Mine rights and evaluation
costs infrastructure dumps assets Land Total
SA Rands
Cost
Balance at 1 January 2005
27,186 12,319 7,044 198 138 46,885
Additions
– project expenditure
1,433 186 – – – 1,619
– stay-in-business expenditure 2,495
365                     8                    4                      7
2,879
Disposals (327) (61) (4) (19) (4) (415)
Transfers and other movements
(1)
99                 441                (156)
–
27                 411
Finance costs capitalised (note 7) 102 – – – – 102
Translation
1,548                 991                 839                  23
6 3,407
Balance at 31 December 2005 32,536 14,241 7,731 206 174 54,888
Accumulated amortisation
Balance at 1 January 2005
7,672 5,361 602 9 1 13,645
Amortisation for the year
(notes 4, 9 and 36)
2,061 941 188 13 – 3,203
Impairments (notes 6 and 14) 243 57 – – – 300
Impairments reversal (note 13) – (115) – – – (115)
Disposals (318) (31)
–                  (18)
– (367)
Transfers and other movements
(1)
(12)
–                 (56)
–
–                 (68)
Translation
311                 352                 140
–
–                803
Balance at 31 December 2005 9,957 6,565 874 4 1 17,401
Net book value at 31 December 2005 22,579 7,676 6,857 202 173 37,487
Cost
Balance at 1 January 2006
32,536 14,241 7,731 206 174 54,888
Additions
– project
expenditure
1,977                  55                   14                    –
– 2,046
– stay-in-business expenditure 2,745 660 – – 11 3,416
Disposals (13) (98) (20) (11) (11) (153)
Transfers and other movements
(1)
(427)
1,171                (210)
– (3) 531
Finance costs capitalised (note 7) 71 – – – – 71
Translation
2,153              1,036                 783
22
14             4,008
Balance at 31 December 2006 39,042 17,065 8,298 217 185 64,807
Accumulated amortisation
Balance at 1 January 2006
9,957 6,565 874 4 1 17,401
Amortisation for the year
(notes 4, 9 and 36)
3,167 730 152 10 – 4,059
Impairments (notes 6 and 14) 13 28 – – 3 44
Disposals (7) (20)
–                   (9)
– (36)
Transfers and other movements
(1)
(620)
422                   (9)
–                     (3)
(210)
Translation
634                 442                   90
1 – 1,167
Balance at 31 December 2006 13,144 8,167 1,107 6 1 22,425
Net book value at 31 December 2006
25,898              8,898              7,191                 211
184 42,382
(1)
Transfers and other movements comprise amounts from deferred stripping, change in estimates and asset reclassifications.
Included in the amounts above for mine infrastructure are assets held under finance leases with a net book value of $15 million,
R105 million (2005: $22 million, R140 million).
Leased assets are pledged as security for the related finance lease.
The carrying value of assets encumbered by project finance amounts to $12 million, R85 million (2005: nil).
The weighted average capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation is 8.23%
(2005: 10.65%).
A register containing details of properties is available for inspection by shareholders or their duly authorised agents during business hours at the registered office of the company.

2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
16 Tangible assets cont.
Impairments include the following:
– 44 Write off of various minor tangible assets and equipment 6 –
Ghana
255 – Bibiani mine – cash generating unit – 38
The life of mine at Bibiani was reassessed and reduced. As a result,
Bibiani’s recoverable amount did not support its carrying value in
2005 and an impairment loss was recognised. Recoverable amount was determined based on the impairment assumptions detailed
below. Bibiani was sold on 1 December 2006 for a consideration of
$40 million, R280 million.
South Africa – mine development costs
14 – Goedgenoeg drilling and 1650 level decline drilling – 2
An impairment charge was recognised in 2005 during the
assessment and review of exploration properties as Goedgenoeg will not generate future cash flows.
31 – East of Bank Dyke at TauTona – 4
Due to a change in original mine plan, the East of Bank Dyke access development has been impaired as it will not generate future cash flows.
300 44 (note 6) 6 44
The above impairments relate to mining properties, mine
development costs and mine plant facilities and have been
recognised in operating special items (note 6). The recoverable amount was determined by reference to value in use.
Impairment calculation
Management assumptions for the value in use of tangible assets and goodwill include:
– the forward gold price curve for the first 10 years, where a forward gold market and quoted prices exist (starting point
based on a 30-day average during the fourth quarter of 2006 –
US$630/oz (2005 – US$505/oz)). Thereafter, the estimated
future gold price has been increased by 2.25% (2005: 2.25%)
per annum over the remaining life of the mines. These prices have been adjusted for the effects of including the normal sale forward contracts to arrive at an average received price across all of the cash generating units (CGUs). Previously, the normal sale forward contracts were allocated to each cash generating unit, based on the then prevailing contractual relationship with hedge counter parties. Following the removal of certain hedge counter party restrictions and the granting of group level guarantees during 2006, we have applied an average received gold price
across all cash generating units. The use of this approach has had a consequential impact on the value in use of the cash
generating units.
Notes to the group financial statements cont.
For the year ended 31 December
Page 202_AngloGold Ashanti
_Annual Financial Statements 2006

AngloGold Ashanti
_Annual Financial Statements 2006_Page 203

Tangible assets cont.
Impairment calculation cont.
Annual life of mine plans which take into account the following:
– proven and probable ore reserves included in pages 90 to 94;
– value beyond proven and probable reserves (including exploration potential) determined using the gold price assumption referred to above;
– a real pre-tax discount rate adjusted for country risk and project risk for cash flows relating to mines not yet in commercial production and deep level mining projects based on the discount rate applicable to the long-term US dollar market rates;
– foreign currency cash flows are translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
– cash flows used in impairment calculations are based on life of mine plans which exceed five years for the majority of the mines; and
– variable operating cash flows are increased at local Consumer Price Index rates.
Real pre-tax discount rates applied in impairment calculations on assets which had impairment indicators or on cash generating units which had significant allocated goodwill are as follows:
South Africa 6.3 to 7.4% 6.0%
Ghana 5.9 to 7.9% 6.5 to 8.5%
Australia 5.4 to 5.9% 5.4 to 6.3%
Tanzania 7.1% 6.5%
Based on a real pre-tax discount rate of 6.5% in 2005 at Bibiani the calculated recoverable amount did not support the carrying values and an impairment charge to write the assets down to a recoverable amount was recognised in the income statement.
The group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. In addition, goodwill is tested on an annual basis for impairment. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets.
Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as spot and forward gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.
2006
2005

Page 204_AngloGold Ashanti
_Annual Financial Statements 2006
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
16 Tangible assets cont.
Impairment calculation cont.
Should management’s estimate of the future not reflect actual events, further impairments may be identified. The factors affecting the estimates include:
– changes in proved and probable Ore Reserves as well as value beyond proven and probable reserves;
– the grade of Ore Reserves as well as value beyond proven and probable reserves may vary significantly from time to time;
– differences between actual commodity prices and commodity
price assumptions;
– unforeseen operational issues at mine sites; and
– changes in capital, operating mining, processing and reclamation costs and foreign exchange rates.
Based on an analysis carried out by the group, the carrying value and value in use of cash generating units that are most sensitive to gold price, ounces, costs and discount rate assumptions are:
Carrying Value in Carrying Value in
value use
2006
value use
10,760 11,065 Obuasi 1,537 1,580
782 880 Tau Lekoa 112 126
2005
9,391 10,095 Obuasi 1,480 1,591
4,045 4,221 Moab Khotsong 638 665
656 816 Tau Lekoa 103 129
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 205
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
16 Tangible assets cont.
Should any of the assumptions used change adversely and the
impact is not mitigated by a change in other factors, this could result in an impairment of the above assets.
The above cash generating units do not have goodwill allocated to them.
It is impracticable to disclose the extent of the possible effects of changes in the assumptions for the future gold price and hence life of mine plans at 31 December 2006 because these assumptions
and others used in impairment testing of tangible assets and goodwill are inextricably linked. In addition, for those mines with a functional currency other than the US dollar, movements in the US dollar exchange rate will also be a critical factor in determining life of mine and production plans.
Therefore it is possible that outcomes within the next financial year that are different from the assumptions used in the impairment testing process for goodwill and tangible assets could require a material adjustment to the carrying amounts disclosed at
31 December 2006.
17 Intangible assets
Goodwill
Net carrying value
2,188 2,366 Balance at beginning of year 373 387
178 373 Translation 18 (14)
2,366 2,739 Balance at end of year 391 373
Goodwill has been allocated to its respective cash generating units
(CGUs) where it is tested for impairment as part of the CGU
(note 16).

2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
17 Intangible assets cont.
Net carrying amount allocated to each of the cash generating units:
700 836 Sunrise Dam 119 110
700 836 Boddington 119 110
692 763 Geita Gold Mining Limited 109 109
134 148 Morila Limited 21 21
90 100 AngloGold Ashanti Brasil Mineração 15 15
50 56 Serra Grande Company Limited 8 8
2,366 2,739 391 373
Royalty and tax rate concession
Cost
277 312 Balance at beginning of year 49 49
35 32 Translation – –
312 344 Balance at end of year 49 49
Accumulated amortisation
7 145 Balance at beginning of year 23 1
13 13 Amortisation (notes 4 and 36) 2 2
125 – Impairments
(1)
(notes 6 and 14) – 20
– 16 Translation – –
145 174 Balance at end of year 25 23
167 170 Net book value 24 26
2,533 2,909 Total intangible assets 415 399
The government of Ghana agreed to a concession on the royalty payments by maintaining a rate of 3% for 15 years from 2004.
(1)
The above impairment relates to the tax rate concession which was granted at a rate of 30% for the Ashanti business combination in 2004.
During 2005, the corporate tax rate in Ghana was revised down to 25%
and the tax rate concession was fully impaired.
Notes to the group financial statements cont.
For the year ended 31 December
Page 206_AngloGold Ashanti
_Annual Financial Statements 2006

AngloGold Ashanti
_Annual Financial Statements 2006_Page 207
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
18 Investments in associates
– The group has a 25.0% (2005: 25.0%) interest in Oro Group
(Proprietary) Limited which is involved in the manufacture and wholesale of jewellery. The year-end of Oro Group (Proprietary)
Limited is 31 March. Equity accounting is based on results to
30 September 2006.
– The group has a 29.9% (2005: 29.9%) interest in Trans-Siberian
Gold plc (listed on the London Stock Exchange), which is
involved in the exploration and development of gold mines.
The year-end of Trans-Siberian Gold plc is 31 December. Equity accounting is based on results to 30 September 2006.
The carrying value of associates consists of:
21
218
Shares at carrying value brought forward
35
5
2
(15)
Share of retained (loss) earnings brought forward
(3)
–
23
203
32
5
(17)
(6)
Share of associates' loss (note 8)
(1)
(3)
Transfer of Trans-Siberian Gold plc from other investments
92
–
(note 19)
–
14
93
–
Additional investment acquired in Trans-Siberian Gold plc
–
15
12
18
Translation
–
1
203
215
31
32
20
85
Loans advanced
(1)
12
3
223
300
43
35
(1)
Loans advanced consist of $10 million, R70 million (2005: nil) to Trans-
Siberian Gold plc and $2 million, R15 million to Oro Group (Proprietary)
Limited (2005: $3 million).
The TSG loan bears interest at LIBOR + 4% and is convertible into equity under certain circumstances at the option of the borrower.
The Oro loan bears interest at a rate determined by the Oro Group
(Proprietary) Limited’s board of directors and is repayable at their discretion.

Page 208_AngloGold Ashanti
_Annual Financial Statements 2006
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
18 Investments in associates cont.
The carrying value consists of the following:
Ordinary share capital
15 20 Oro Group (Pty) Ltd 3 2
188 195 Trans-Siberian Gold plc 28 30
203 215 31 32
Loans advanced
20 15 Oro Group (Pty) Ltd 2 3
– 70 Trans-Siberian Gold plc 10 –
223 300 43 35
100 63 Market value of listed associate
(1)
9 16
The group's effective share of certain balance sheet items of its associates at 30 September 2006 is as follows:
80 117 Non-current assets 17 13
109 97 Current assets 14 17
189 214 Total assets 31 30
29 50 Non-current liabilities 7 5
31 30 Current liabilities 4 5
60 80 Total liabilities 11 10
129 134 Net assets 20 20
Reconciliation of the carrying value of investments in associates with net assets:
129 134 Net assets 20 20
94 101 Goodwill 14 15
223 235 34 35
– 70 Loan advanced to Trans-Siberian Gold plc 10 –
– (5) Repayment of Oro Group (Pty) Ltd shareholders' loan (1) –
223 300 Carrying value 43 35
(1)
The market value at 31 December 2006 is less than the amount determined as value in use. The recoverable amount (higher of value in use and fair value less cost to sell) of the Trans-Siberian Gold plc investment exceeds its carrying amount which is determined using the equity method as allowed by IAS 28.33. Accordingly, no impairment was recognised.
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 209
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
19 Other investments
Listed investments – available-for-sale
167
97
Balance at beginning of year
15
29
15
512
Additions
76
2
(13)
(388)
Disposals
(57)
(2)
(98)
–
Transfer to investments in associates
(1)
(note 18)
–
(15)
Fair value adjustment on transfer to investment in associate
6
–
(note 18)
–
1
11
77
Fair value adjustments
11
1
9
12
Translation
(1)
(1)
97
310
Balance at end of year
44
15
97
310
Market value of listed investments
44
15
Available-for-sale listed investments consist of investments in ordinary shares, associated purchase warrants and options.
(1)
With effect from 31 May 2005, AngloGold Ashanti increased its equity interest in Trans-Siberian Gold plc. to 29.9%.
The available-for-sale investments primarily consists of:
–
91
Nufcor Uranium Limited
13
–
–
101
International Tower Hill Mines Limited
14
–
Various listed investments held by Environmental Rehabilitation
59
80
Trust Fund
11
9
38
38
Other
6
6
97
310
44
15
Listed investments – held to maturity
103
118
Balance at beginning of year
19
18
15
6
Interest earned
1
2
–
–
Translation
(2)
(1)
118
124
Balance at end of year
18
19
Rehabilitation Trust Fund administered by RMB Private
Bank comprising:
93
90
Corporate bonds and notes
13
15
25
34
Government bonds
5
4
118
124

Page 210_AngloGold Ashanti
_Annual Financial Statements 2006
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
19 Other investments cont.
Unlisted investments available-for-sale
3 2 Balance at beginning of year – –
(1) – Disposals – –
2 2 Balance at end of year – –
Available-for-sale unlisted investments primarily consist of
The Chamber of Mines Building Company Limited.
Unlisted investments – held to maturity
335 428 Balance at beginning of year 68 60
68 52 Additions 7 10
– (74) Disposal (11) –
21 36 Interest earned 5 4
4 6 Translation (5) (6)
428 448 Balance at end of year 64 68
428 448 Directors' valuation of unlisted investments 64 68
Additions to unlisted investments consist of contributions to the
Environmental Rehabilitation Trust Fund and Environmental
Protection Bond. These investments are collateral for certain of the group’s environmental obligations.
Disposals from unlisted investments consist of withdrawals from the
Environmental Rehabilitation Trust Fund. These withdrawals are for rehabilitation work.
Unlisted investments – held to maturity include:
Corporate notes – Rehabilitation Trust Fund administered by RMB
365 367 Private Bank 52 57
Environmental Protection Bond – fixed-term deposit required by
49 64 legislation 9 8
14 17 Other 3 3
428 448 64 68
645 884 Total other investments 126 102
645 884 Total valuation (note 39) 126 102
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 211
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
20 Interest in joint ventures
The group's effective share of income, expenses, assets and
liabilities of joint ventures, which is included in the consolidated financial statements, is as follows:
Income statement
1,504
2,146
Gold income
317
236
(1,002)
(1,101)
Expenses
(161)
(158)
502
1,045
Operating profit
156
78
4
9
Interest received
1
1
(33)
(46)
Finance costs
(7)
(5)
473
1,008
Profit before taxation
150
74
(79)
(219)
Taxation
(34)
(12)
394
789
Profit after taxation
116
62
Balance sheet
Non-current assets
932
832
Tangible assets
119
147
134
148
Intangible assets
21
21
–
91
Other investments
13
–
235
485
Inventories
69
37
–
161
Trade and other receivables
23
–
–
74
Deferred taxation
11
–
Current assets
558
702
Inventories
100
88
336
204
Trade and other receivables
29
53
76
170
Cash and cash equivalents
24
12
2,271
2,867
Total assets
409
358
1,542
1,957
Equity
280
243
Non-current liabilities
70
59
Interest-bearing borrowings
8
11
197
248
Provisions and deferred taxation
35
31
Current liabilities
165
184
Interest-bearing borrowings
26
26
297
419
Trade and other payables
60
47
2,271
2,867
Total equity and liabilities
409
358
Refer to page 292 for a list of joint ventures.

Page 212_AngloGold Ashanti
_Annual Financial Statements 2006
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
21 Inventories
Current portion of inventories
378
464
Gold in process
66
60
72
292
Gold on hand
42
11
483
621
Ore stockpiles
89
76
254
345
Heap-leach inventory
49
40
318
455
By-products
(1)
65
50
1,505
2,177
Total metal inventories
311
237
937
1,247
Consumable stores
178
148
2,442
3,424
489
385
Non-current portion of inventories
736
1,048
Heap-leach inventory
150
116
391
922
Ore stockpiles
132
61
44
24
By-products
(1)
3
7
1,171
1,994
Total metal inventories
285
184
11
12
Consumable stores
2
2
1,182
2,006
287
186
3,624
5,430
Total inventories
(2)
776
571
(1)
Uranium by-products of $7 million, R50 million (2005: $10 million, R64 million)
are pledged to bankers in support of an inventory repurchase programme
(note 30).
(2)
The amount of the write-down of by-products, gold in process and gold on hand to net realisable value, and recognised as an expense is $4 million,
R28 million (2005: nil). This expense is included in cost of sales which is disclosed in note 4.
22 Other non-current assets
Unsecured
51
267
AngloGold Ashanti Pension Fund (asset) (note 32)
38
8
Defined benefit post-retirement medical asset for Rand Refinery
16
17
employees (note 32)
2
2
1
1
Retiree Medical Plan for Nufcor South Africa employees (note 32)
–
–
68
285
40
10
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 213
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
22 Other non-current assets cont.
68 285 Unsecured non-current assets 40 10
Loans and receivables
Loans to joint venture partners – bearing interest at LIBOR + 2%
38 – per annum repayable in full by December 2006 – 6
Other non-interest bearing loans and receivables – repayable on
26 24 various dates 4 5
Other interest-bearing loan – repayable over 5 years at South
12 9 African prime bank overdraft rates less 2% 1 2
144 318 45 23
Less: Current portion of other non-current assets included in
43 5 current assets 1 7
101 313 44 16
23 Trade and other receivables
Non-current
– 18 Trade debtor 3 –
27 38 Prepayments and accrued income 5 4
97 329 Recoverable tax, rebates, levies and duties
(1)
47 16
– 20 Other debtors 3 –
124 405 58 20
Current
645 291 Trade debtors 41 102
347 407 Prepayments and accrued income 58 55
2 14 Interest receivable 2 –
530 543 Recoverable tax, rebates, levies and duties
(1)
77 83
– 6 Amounts due from related parties 1 –
29 39 Other debtors 6 5
1,553 1,300 185 245
1,677 1,705 Total trade and other receivables 243 265
Current trade debtors are non-interest bearing and are generally on terms less than 90 days.
The non-current trade debtor is interest bearing and repayable over four years.
There is no concentration of credit risk with respect to trade receivables, as the group has a number of internationally dispersed customers.

Page 214_AngloGold Ashanti
_Annual Financial Statements 2006

Trade and other receivables cont.
There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Malian and the Tanzanian governments.
(1)
Recoverable tax, rebates, levies and duties includes the following:
Recoverable value added tax due from the Malian government amounts to $34 million, R237 million at 31 December 2006 (31 December 2005: $25 million, R159 million). The last audited value added tax return was for the period ended 31 December 2005 and at the balance sheet date $19 million, R131 million (2005: $12 million, R76 million) was still outstanding, $15 million, R107 million (2005: $13 million, R83 million) is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits. The Government of Mali is a shareholder in all of the group’s entities in Mali and protocol agreements governing repayments of certain of these amounts have been signed. All payments as scheduled in terms of the protocol agreements have been recovered up to December 2006. The amounts outstanding have been discounted to their present value at a rate of 5%.

Reimbursable fuel duties from the Malian government amounts to $11 million, R73 million at 31 December 2006 (31 December 2005: $13 million, R82 million). Fuel duties are required to be submitted, before 31 January of the following year and are subject to authorisation by, firstly, the Department of Mining, and secondly, the Customs and Excise authorities. The Customs and Excise department has approved $5m, R34 million (2005: $7 million, R44 million) which is still outstanding, while $6 million, R39 million (2005: $6 million, R38 million) is still subject to authorisation. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Malian government in terms of the previous authorisations. The government of Mali is a shareholder in all of the group’s entities in Mali and protocol agreements governing repayments of certain of these amounts have been signed. All payments as scheduled in terms of the protocol agreements have been recovered up to December 2006. With effect from February 2006, fuel duties are no longer payable to the Malian government. The amounts outstanding have been discounted to their present value at a rate of 5%.

Reimbursable value added tax due from the Tanzanian government amounts to $14 million, R97 million at 31 December 2006 (31 December 2005: $9 million, R55 million). The last audited value added tax return was for the period ended 31 May 2006 and at 31 December 2006 $9 million, R63 million (31 December 2005: $8 million, R48 million) was still outstanding and $5 million, R34 million (31 December 2005: $1 million, R7 million) is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Tanzanian government in terms of the previous audits. The amounts outstanding have been discounted to their present value at a rate of 5%.

Reimbursable fuel duties from the Tanzanian government amounts to $18 million, R128 million at 31 December 2006 (31 December 2005: $6 million, R42 million). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for the refund of fuel duties amounting to $12 million, R83 million (31 December 2005: $3 million, R21 million) have been lodged with the Customs and Excise authorities, which is still outstanding, whilst claims for refund of $6 million, R45 million (31 December 2005: $3 million, R21 million) have not yet been submitted. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Tanzanian government in terms of the previous authorisations. The amounts outstanding have been discounted to their present value at a rate of 5%.

Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 215
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
24 Cash restricted for use
16 15 Cash restricted by the prudential solvency requirements 2 3
2 31 Cash balances held by the Environmental Rehabilitation Trust Fund 5 –
– 23 Cash balances held by the Boddington Joint Venture 3 –
The group was restricted from utilising available funds in Geita
Management Company Limited, up to a maximum of $25 million
28 – in respect of outstanding hedges
(1)
– 4
6 6 Other 1 1
52 75 (note 39) 11 8
(1)
Restrictions lifted by counterparties during 2006.
25 Cash and cash equivalents
1,020 2,649 Cash and deposits on call 378 161
308 818 Money market instruments 117 48
1,328 3,467 (note 39) 495 209
26 Non-current assets held for sale
Effective 30 June 2005, the investment in the Weltevreden mining rights of US$15 million, R100 million (2005: US$16 million,
R100 million) was classified as held for sale. This investment was previously recognised as a tangible asset. Weltevreden's rights were sold to Aflease Gold and Uranium Resources Limited on
15 June 2005. On 19 December 2005, Aflease was acquired by
SXR Uranium One (formerly Southern Cross Inc.). In terms of these sale agreements, the purchase price will be paid in the form of SXR
Uranium One shares to be issued to AngloGold Ashanti. This will take place when the conditions precedent to the agreement have been met. The Weltevreden mining rights form part of an old order mining rights conversion application, and the conditions precedent are that upon the government granting the conversion of these to new order mining rights, AngloGold Ashanti will cede the
Weltevreden mining rights to SXR Uranium One.
The Director-General of Minerals and Energy notified the company that the new order mining rights were granted to AngloGold
Ashanti. However, the signing of the notarial agreement and the registration of the converted mining right has still to be completed.
Once these have been completed, the new order mining rights will then be ceded to SXR Uranium One, and the related SXR Uranium
One shares will then be issued to AngloGold Ashanti as full
settlement of the purchase price.
Arising from the sale of Bibiani, effective 1 December 2006, to
Central African Gold plc (CAG), the group decided to apply
$3 million, R23 million of the partial proceeds to an investment in
15,825,902 CAG shares. Subsequent to this decision, local
regulators have required that the 15,825,902 shares in CAG must
100 123 be sold within 90 days of 28 December 2006. 18 16

Page 216_AngloGold Ashanti
_Annual Financial Statements 2006
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
27 Share capital and premium
Share capital
Authorised
100
100
400,000,000 ordinary shares of 25 SA cents each
14
16
–
1
4,280,000 E ordinary shares of 25 SA cents each
–
–
1
1
2,000,000 A redeemable preference shares of 50 SA cents each
–
–
–
–
5,000,000 B redeemable preference shares of 1 SA cent each
–
–
101
102
14
16
Issued and fully paid
276,236,153 (2005: 264,938,432) ordinary shares of
66
69
25 SA cents each
10
10
–
1
4,185,770 (2005: nil) E ordinary shares of 25 SA cents each
–
–
2,000,000 (2005: 2,000,000) A redeemable preference shares
1
1
of 50 SA cents each
–
–
778,896 (2005: 778,896) B redeemable preference shares of
–
–
1 SA cent each
–
–
67
71
10
10
Less Treasury Shares:
2,778,896 (2005: 2,778,896) A and B redeemable preference
(1)
(1)
shares held within the group
–
–
–
–
928,590 (2005: nil) ordinary shares held within the group
(1)
–                    –
–
(1)
2,785 770 (2005: nil) E ordinary shares held within the group
(1)
–                    –
66
69
10
10
(1)
These shares relate to the Black Economic Empowerment transactions more fully described in note 11 and as a result participate in dividends declared by the group.
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 217
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
27 Share capital and premium cont.
Share premium
19,233 19,293 Balance at beginning of year 3,045 3,405
60 3,330 Ordinary shares issued 550 9
– 353 E ordinary shares issued 50 –
–                   –
Translation (363) (369)
19,293 22,976 Balance at end of year 3,282 3,045
(312) (312) Redeemable preference shares held within the group (45) (53)
– (297) Ordinary shares held within the group (43) –
– (353) E ordinary shares held within the group (50) –
18,981 22,014 3,144 2,992
19,047 22,083 Share capital and premium 3,154 3,002
The rights and restrictions applicable to the A and B redeemable preference shares.
A redeemable preference shares are entitled to:
– an annual dividend, after payment in full of the annual dividend on the B preference shares, equivalent to the balance of after tax profits from mining the Moab Lease Area; and
– on redemption, the nominal value of the shares and a premium per share equal to the balance of the net proceeds from disposal of assets relating to the Moab Lease Area, after redemption in full of the B preference shares and payments of the nominal value of the A preference shares.
B redeemable preference shares are entitled to:
– an annual dividend limited to a maximum of 5% of their issue price from the period that profits are generated from the Moab
Lease Area; and
– on redemption, the nominal value of the shares and a premium of up to R249.99 per share provided by the net proceeds from disposal of the assets relating to the Moab Lease Area.
The Moab Lease Area consists of the Moab Khotsong mine operations.

Page 218_AngloGold Ashanti
_Annual Financial Statements 2006
28
Retained earnings and other reserves
Non-
Foreign
Other
distri-
currency
Actuarial
compre-
Figures in million
Retained
butable
translation
gains
hensive
earnings
(1)
reserves
(2)
reserve
(losses)
(3)
income
(4)
Total
US Dollars
Balance at December 2004 as previously
reported
286                24
(317)
(22)
(184)
(213)
Change in comparative data (note 40)
(13)
(13)
As restated
273
24
(317)
(22)
(184)
(226)
Actuarial losses recognised
(27)
(27)
Deferred taxation thereon (note 33)
11
11
Loss attributable to equity shareholders
(182)
(182)
Dividends (note 15)
(149)
(149)
Net loss on cash flow hedges removed from
equity and reported in income
17                 17
Net loss on cash flow hedges
(200)
(200)
Deferred taxation on cash flow
hedges (note 33)
58                58
Gain on available-for-sale financial assets
2                 2
Share-based payment for share awards
2                 2
Translation
(2)
251                2
44
295
Balance at December 2005
(58)
22                 (66)
(36)
(261)
(399)
Actuarial gains recognised
42                                     42
Deferred taxation thereon (note 33)
(15)
(15)
Loss attributable to equity shareholders
(44)
(44)
Dividends (note 15)
(107)
(107)
Net loss on cash flow hedges removed
from equity and reported in income
215               215
Net loss on cash flow hedges
(227)
(227)
Deferred taxation on cash flow
hedges (note 33)
25                25
Gain on available-for-sale financial assets
12                12
Deferred taxation on available-for-sale financial
assets (note 33)
(2)
(2)
Share-based payment for share awards and
BEE transaction
48                48
Translation
(2)
307                   3
(25)
283
Balance at December 2006
(209)
20
241
(6)
(215)
(169)
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 219

Retained earnings and other reserves cont.
Non-
Foreign
Other
distri-
currency
Actuarial
compre-
Figures in million
Retained
butable
translation
gains
hensive
earnings
(1)
reserves
(2)
reserve
(losses)
(3)
income
(4)
Total
SA Rands
Balance at December 2004 as previously
reported
3,379               138
(3,552)
(122)
(1,040)
(1,197)
Change in comparative data (note 40)
(83)
(83)
As restated
3,296
138
(3,552)
(122)
(1,040)
(1,280)
Actuarial losses recognised
(173)
(173)
Deferred taxation thereon (note 33)
68
68
Loss attributable to equity shareholders
(1,255)
(1,255)
Dividends (note 15)
(926)
(926)
Net loss on cash flow hedges removed
from equity and reported in income
387               387
Net loss on cash flow hedges
(1,272)
(1,272)
Deferred taxation on cash flow
hedges (note 33)
377               377
Gain on available-for-sale financial assets
16                 16
Deferred taxation on available-for-sale financial
assets (note 33)
1                  1
Share-based payment for share awards
15                15
Translation
1,642             (139)
1,503
Balance at December 2005
1,115               138
(1,910)
(227)
(1,655)
(2,539)
Actuarial gains recognised
283                                   283
Deferred taxation thereon (note 33)
(102)
(102)
Loss attributable to equity shareholders
(587)
(587)
Dividends (note 15)
(742)
(742)
Net loss on cash flow hedges removed from
equity and reported in income
1,264             1,264
Net loss on cash flow hedges
(1,592)
(1,592)
Deferred taxation on cash flow hedges (note 33)
167
167
Gain on available-for-sale financial assets
78                78
Deferred taxation on available-for-sale financial
assets (note 33)
(15)
(15)
Share-based payment for share awards and
BEE transaction
338              338
Translation
2,346                   1
(88)
2,259
Balance at December 2006
(214)
138
436
(45)
(1,503)
(1,188)
(1)
$286 million, R2,004 million (2005: $297 million, R1,881 million) of retained earnings arising at the joint venture operations and certain subsidiaries may not be remitted without third party shareholder consent.
(2)
Non-distributable reserves comprise a surplus on disposal of company shares of $20 million, R141 million (2005: $22 million, R141 million) and other transfers.
(3)
With the adoption of IAS 19 revised, actuarial gain (loss) is accounted for through equity reserves. The actuarial gain (loss) arises from a change in assumption parameters and the difference between the actual and expected return on plan assets.
(4)
Other comprehensive income represents the effective portion of fair value gains or losses in respect of cash flow hedges until the underlying transaction occurs, upon which the gains or losses are recognised in earnings, fair value gains or losses on available-for-sale financial assets and the equity item for share-based payments.

Page 220_AngloGold Ashanti
_Annual Financial Statements 2006
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
29 Minority interests
327
374
Balance at beginning of year
59
58
146
202
Profit for the year
30
23
(125)
(171)
Dividends paid
(25)
(20)
Net loss on cash flow hedges removed from equity and reported
4
10
in income
2
1
(9)
(12)
Net loss on cash flow hedges
(2)
(2)
31
33
Translation
(2)
(1)
374
436
Balance at end of year
62
59
30 Borrowings
Unsecured
5,867
6,656
Convertible Bonds
(1)
951
925
Semi-annual coupons are paid at 2.375% per annum. The bonds
were issued on 27 February 2004 and are convertible at the
holders’ option into ADSs up to February 2009, and are dollar-
based. The bonds are convertible at a price of $65.00 per ADS.
If the bonds have not been converted by 20 February 2009, they will be redeemed at par on 27 February 2009. AngloGold Ashanti
Holdings plc has the option of calling an early redemption of all the bonds three years after their issuance, if the price of the ADSs exceeds 130% of the conversion price for more than 20 days
during any period of 30-consecutive trading days.
2,062
2,066
Corporate Bond
(2)
295
325
Semi-annual coupons are paid at 10.5% per annum. The bond is repayable on 28 August 2008 and is rand-based.
2,927
1,271
Syndicated loan facility ($700 million)
181
461
Interest charged at LIBOR plus 0.4% per annum. This US dollar-
based loan is repayable in January 2008 and is subject to debt covenant arrangements for which no default event occurred.
124
151
FirstRand (Ireland) plc (formerly RMB International (Dublin) Limited)
22
20
Interest charged at LIBOR plus 0.82% per annum. Loan is of a short-term nature, has no fixed repayment date and is US dollar-
based.
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 221
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
30 Borrowings cont.
28 13 Bank Belgolaise 2 4
Interest charged at LIBOR plus 1.5% per annum. Loan is repayable in 24 equal monthly instalments commencing October 2005 and is
US dollar-based.
13 10 Government of Mali 1 2
Interest charged at LIBOR plus 2% per annum. Loan is repayable by December 2015 and is US dollar-based.
4 – Precious Fields Estates Company Ltd – 1
Annuity based repayments expired in October 2006. Loan is
US dollar-based.
3 – Investec – 1
Interest charged at 6.5% per annum. Loan is repayable in half-
yearly instalments which terminated in June 2006 and is US dollar-
based.
818 – Local money-market short-term borrowings – 129
Short-term borrowings at market related rates are rand-based.
3 57 Bank overdraft 8 –
Bank overdraft at market related rates is Ghanaian Cedi-based
(2005: rand-based)
11,849 10,224 Total unsecured borrowings 1,460 1,868
Secured
Finance leases
66 55 Senstar Capital Corporation 8 10
Interest charged at an average rate of 6.77% per annum. Loans are repayable in monthly instalments terminating in November 2009 and are US dollar-based. The equipment financed is used as
security for these loans.
30 27 Rolls Royce 4 5
Interest is charged at a variable rate of approximately 20% per annum, based on the lease contract. Loan is repayable in monthly instalments terminating in March 2010 and is US dollar-based. The equipment financed is used as security for these loans.
– 15 Terex Africa (Proprietary) Limited 2 –
Interest charged at a rate of 9.0% per annum. Loan is repayable in
January 2008 and is US dollar-based. The equipment financed is used as security for this loan.

Page 222_AngloGold Ashanti
_Annual Financial Statements 2006
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
30 Borrowings cont.
6 5 Kudu Finance Company 1 1
Interest charged at LIBOR plus 2% per annum. Loan is repayable in monthly instalments terminating in December 2010 and is
US dollar-based. The equipment financed is used as security for this loan.
Other loans
64 50 Nulux Nukem Luxembourg GmbH 7 10
Uranium sale and repurchase agreement, US dollar-based, with repurchases commencing in December 2006 and terminating in
December 2008. Rate of finance is 5.42% per annum. Uranium
inventory is secured against this contract.
12,015 10,376 Total borrowings 1,482 1,894
1,190 413 Less: Current portion of borrowings included in current liabilities 59 188
10,825 9,963 Total long-term borrowings 1,423 1,706
Amounts falling due
1,190 413 Within one year 59 188
65 3,321 Between one and two years 475 10
10,757 6,632 Between two and five years 947 1,696
3 10 After five years 1 –
12,015 10,376 (note 39) 1,482 1,894
Currency
The currencies in which the borrowings are denominated are as follows:
9,132 8,253 US dollars 1,179 1,440
2,883 2,066 SA rands 295 454
– 57 Ghanaian Cedi 8 –
12,015 10,376 (note 39) 1,482 1,894
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 223
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
30 Borrowings cont.
Undrawn facilities
Undrawn borrowing facilities as at 31 December 2006 are as follows:
1,555 3,641 Syndicated loan ($700 million) – US dollar 520 245
– 350 FirstRand Bank Limited – US dollar 50 –
266 294 Amalgamated Banks of South Africa Limited – US dollar 42 42
– 14 Nedbank Limited – US dollar 2 –
49 – Citibank, N.A. – US dollar – 8
FirstRand (Ireland) plc (formerly RMB International (Dublin) Limited)
35 25 – US dollar 4 5
– 260 Standard Bank of SA Limited – SA rand 37 –
107 220 FirstRand Bank Limited – SA rand 31 17
45 48 Nedbank Limited – SA rand 7 7
30 30 Amalgamated Banks of South Africa Limited – SA rand 4 5
20 20 Commerzbank AG – SA rand 3 3
– 10 ABN Amro Bank N.V. – SA rand 1 –
Australia and New Zealand Banking Group Limited – Australian
232 553 dollar 79 37
– 46 ABN Amro Bank N.V. – Euro 7 –
2,339 5,511 787 369
(1)
Convertible Bonds
6,345 7,001 Senior unsecured fixed-rate bonds 1,000 1,000
529 401 Less: unamortised discount and bond issue costs 57 83
5,816 6,600 943 917
51 56 Add: accrued interest 8 8
5,867 6,656 951 925
(2)
Corporate Bond
2,000 2,000 Senior unsecured fixed-rate bond 286 315
11 7 Less: unamortised discount and bond issue costs 1 2
1,989 1,993 285 313
73 73 Add: accrued interest 10 12
2,062 2,066 295 325

Page 224_AngloGold Ashanti
_Annual Financial Statements 2006
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
31 Environmental rehabilitation and other provisions
Environmental rehabilitation obligations
Provision for decommissioning
566 908 Balance at beginning of year 143 100
– (19) Adjustments due to disposal of assets (3) –
282 245 Change in estimates
(1)
36 44
21 38 Unwinding of decommissioning obligation (note 7) 6 3
– (2) Utilised during the year – –
39 55 Translation (7) (4)
908 1,225 Balance at end of year 175 143
Provision for restoration
658 1,235 Balance at beginning of year 194 117
– (17) Adjustments due to disposal of assets (2) –
149 11 Charge to income statement 2 23
408 (33) Change in estimates
(1)
(5) 64
40 71 Unwinding of restoration obligation (note 7) 10 6
(65) (67) Utilised during the year (10) (10)
45 100 Translation (3) (6)
1,235 1,300 Balance at end of year 186 194
Other provisions
70 122 Balance at beginning of year 19 13
72 137 Charge to income statement 20 11
(36) (29) Utilised during the year (4) (6)
16 30 Translation 2 1
122 260 Balance at end of year 37 19
Other provisions comprise the following:
119 186 Provision for labour and civil claim court settlements in South America
(2)
26 19
3 6 Provision for employee compensation claims in Australia
(3)
1 –
– 60 Provision for onerous uranium contracts
(4)
9 –
Provision for long-term management incentives in Nufcor
– 8 International Limited 1 –
122 260 37 19
2,265 2,785 Total environmental rehabilitation and other provisions 398 356
(1)
The change in estimates relates to changes in laws and regulations governing the protection of the environment and factors relative to rehabilitation estimates and a change in the quantities of material in reserves and a corresponding change in the life of mine plan. These provisions are anticipated to unwind beyond the end of the life of mine.
(2)
Comprises claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, government fiscal claims relating to levies and surcharges and closure costs of old tailings operations. The liability is anticipated to unwind over the next two to five-year period.
(3)
Comprises workers compensation claims filed by employees in Australia with regard to work-related incidents. The liability is anticipated to unwind over the next three to five-year period.
(4)
Relates to onerous uranium forward sale contracts in Nufcor International
Limited. The amount indicates the estimated cost of exiting the contracts and has resulted from the market price increased above the contracted sales price. The onerous contracts have maturities up to 2011.
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 225
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
32 Provision for pension and post-retirement benefits
Defined benefit plans
The group has made provision for pension provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:
(51)
(267)
AngloGold Ashanti Pension Fund (asset)
(38)
(8)
1
5
Ashanti Retired Staff Pension Plan
1
–
58
62
Obuasi Mines Staff Pension Scheme
9
9
Post-retirement medical scheme for AngloGold Ashanti South
1,172
1,094
African employees
156
185
(16)
(17)
Post-retirement medical scheme for Rand Refinery employees (asset)
(2)
(2)
12
13
Retiree Medical Plan for North American employees
2
2
Supplemental Employee Retirement Plan (SERP) for North America
6
7
(USA) Inc employees
1
1
(1)
(1)
Retiree Medical Plan for Nufcor South Africa employees (asset)
–
–
1,181
896
Sub-total
129
187
Transferred to other non-current assets (note 22)
51
267
AngloGold Ashanti Pension Fund
38
8
1
1
Retiree Medical Plan for Nufcor South Africa employees
–
–
16
17
Post-retirement medical scheme for Rand Refinery employees
2
2
1,249
1,181
169
197
AngloGold Ashanti Pension Fund
The plan is evaluated by independent actuaries on an annual basis as at 31 December of each year. The valuation as at 31 December
2006 was completed at the beginning of 2007 using the projected unit credit method. In arriving at their conclusions, the actuaries took into account reasonable long-term estimates of inflation, increases in wages, salaries and pension as well as returns on investments.
A formal statutory valuation is required by legislation every three years. The previous statuary valuation was carried out with an effective date of 31 December 2005, and was completed in June of
2006. The next statutory valuation will have an effective date no later than 31 December 2008.
All South African pension funds are governed by the Pension Funds
Act of 1956 as amended.

Page 226_AngloGold Ashanti
_Annual Financial Statements 2006
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
32 Provision for pension and post-retirement benefits cont.
Information with respect to the AngloGold Ashanti Pension
Fund is as follows:
Change in benefit obligation
1,219 1,408 Balance at beginning of year 222 216
40 50 Current service cost 7 6
88 108 Interest cost 16 14
13 12 Participants’ contributions 2 2
200 84 Actuarial loss 12 31
(152) (94) Benefits paid (14) (24)
–                   –
Translation (21) (23)
1,408 1,568 Balance at end of year 224 222
Change in plan assets
1,150 1,459 Balance at beginning of year 230 204
106 146 Expected return on plan assets 22 16
260 272 Actuarial gain 40 41
82 40 Company contributions 6 13
13 12 Participants’ contributions 2 2
(152) (94) Benefits paid (14) (24)
– – Translation (24) (22)
1,459 1,835 Fair value of plan assets at end of year 262 230
51 267 Funded status at end of year 38 8
51 267 Net amount recognised (note 22) 38 8
Pension benefit obligation
1,408 1,568 Benefit obligation 224 222
1,459 1,835 Fair value of plan assets 262 230
Components of net periodic benefit cost
40 50 Current service cost 7 6
88 108 Interest cost 16 14
(106) (146) Expected return on assets (22) (16)
22 12 Net periodic benefit cost 1 4
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate 8.00% 7.75%
Rate of compensation increase
(1)
5.50% 5.00%
Expected long-term return on plan assets 10.50% 10.14%
Pension increase 4.28% 4.05%
(1)
The short-term compensation rate increase is 6% (2005: 5%) and the long-term compensation rate increase is 5.5% (2005: 5%).
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 227
2005
2006
Figures in million
2006
2005
32 Provision for pension and post-retirement benefits cont.
The expected long-term return on plan assets is determined using the after tax yields of the various asset classes as a guide.
Plan assets
AngloGold Ashanti’s pension plan asset allocations at the end of the year, by asset category, are as follows:
Asset category
Equity securities 68% 69%
Debt securities 28% 30%
Other 4% 1%
100% 100%
Investment policy
The Trustees have adopted a long-term horizon in formulating the
Fund’s investment strategy, which is consistent with the term of the
Fund’s liabilities. The investment strategy aims to provide a reasonable return relative to inflation across a range of market conditions.
The Trustees have adopted different strategic asset allocations for the assets backing pensioner and active member liabilities. The strategic asset allocation defines what proportion of the Fund’s assets should be invested in each major asset class. The Trustees have then selected specialist investment managers to manage the assets in each asset class according to specific performance mandates instituted by the Trustees.
The Trustees have also put in place a detailed Statement of
Investment Principles that sets out the Fund’s overall investment philosophy and strategy.
Fund returns are calculated on a monthly basis, and the
performance of the managers and Fund as a whole is formally
reviewed by the Fund’s Investment Sub-Committee at least every six months.

Page 228_AngloGold Ashanti
_Annual Financial Statements 2006
32
Provision for pension and post-retirement benefits cont.
2006
2005
Percentage
Percentage
Figures in million
Number
of total
of total
of shares
assets
Fair value
assets
Fair value
US Dollars
Related parties
Investments held in related parties are summarised as follows:
Equity securities
Anglo American
40,400
0.8%
2
11.9%
27
AngloGold Ashanti Limited
32,960
0.6%
2
0.8%
2
Fellow subsidiaries of Anglo American plc group to
April 2006
(1)
Anglo Platinum Group
13.5%
31
The Tongaat-Hulett Group
1.1%
3
4
63
Other investments exceeding 5% of total plan assets
Bonds
RSA 2015 Government Bonds 13.5%
–
5.4%
18
RSA 2010 Government Bonds 13%
–
7.8%
12
–
30
No investment exceeded 5% of total plan assets in 2006.
SA Rands
Related parties
Investments held in related parties are summarised as follows:
Equity securities
Anglo American
40,400
0.8%
14
11.9%
174
AngloGold Ashanti Limited
32,960
0.6%
11
0.8%
11
Fellow subsidiaries of Anglo American plc group to
April 2006
(1)
Anglo Platinum Group
13.5%
198
The Tongaat-Hulett Group
1.1%
15
25
398
Other investments exceeding 5% of total plan assets
Bonds
RSA 2015 Government Bonds 13.5%
–
5.4%
113
RSA 2010 Government Bonds 13%
–
7.8%
79
–
192
No investment exceeded 5% of total plan assets in 2006.
Cash flows
Contributions
The company expects to contribute $6 million, R40 million
(2006: $7 million, R46 million) to its pension plan in 2007.
(1)
During the year, AngloGold Ashanti Limited launched an equity offering which reduced Anglo American plc's interest in AngloGold Ashanti Limited.
At 31 December 2006 Anglo American plc holds 41.67% of AngloGold Ashanti Limited.
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 229
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
32 Provision for pension and post-retirement benefits cont.
Estimated future benefit payments
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
96 2007 14
94 2008 13
92 2009 13
91 2010 13
90 2011 13
1,105 Thereafter 158
South American Brasil Fundambrás pension plan
On 30 November 1998, the defined benefit fund was converted to a defined contribution fund with an actuarial net liability of $6 million,
R51 million. This liability was revised annually by Mercer, the plan's actuary. The transfer of funds was approved by the governmental
SPC agency and the actuarial net liability of $10 million, R61 million was funded and transferred to a defined contribution plan on
30 September 2005.
Information with respect to the South American Brasil
Fundambrás pension plan is as follows:
Change in benefit obligation
126 – Balance at beginning of year – 22
13 – Interest cost – 2
3 – Actuarial loss – 1
(160) – Settlements and curtailments – (25)
(6) – Benefits paid – (1)
24 – Translation – 1
– – Balance at end of year – –
Change in plan assets
86 – Fair value of plan assets at beginning of year – 15
8 – Expected return on plan assets – 1
(99) – Settlements and curtailments – (15)
(6) – Benefits paid – (1)
11 – Translation – –
– – Fair value of plan assets at end of year – –
Components of net periodic benefit cost
13 – Interest cost – 2
(8) – Expected return on plan assets – (1)
5 – Net periodic benefit cost – 1

Page 230_AngloGold Ashanti
_Annual Financial Statements 2006
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
32 Provision for pension and post-retirement benefits cont.
Cash flows
Contributions
No company or participant contributions were made to this fund.
The fund has been discontinued and the fund assets transferred to a defined contribution fund.
Estimated future benefit payments
There are no future benefit payments as the fund was terminated on 30 September 2005.
Ashanti Retired Staff pension plan
The pension scheme provides a retirement benefit to former
Ashanti employees that were based at the former London office.
The scheme is closed to new members and participants are either retired or are deferred members. The plan is evaluated by actuaries on an annual basis using the projected unit credit funding method.
No contributions are made to the plan and it is funded with a shortfall of $1 million, R5 million (2005: $0.2 million, R1 million).
Information with respect to the Ashanti Retired Staff pension plan is as follows:
Change in benefit obligation
20 22 Balance at beginning of year 3 3
1 1 Interest cost – –
2 5 Actuarial loss 1 –
(1) 5 Translation 1 –
22 33 Balance at end of year 5 3
Change in plan assets
18 21 Fair value of plan assets at beginning of year 3 3
1 2 Expected return on plan assets – –
2 1 Actuarial gain – –
– 4 Translation 1 –
21 28 Fair value of plan assets at end of year 4 3
(1) (5) Unfunded status at end of year (1) –
(1) (5) Net amount recognised (1) –
Pension benefit obligation
22 33 Benefit obligation 5 3
21 28 Fair value of plan assets 4 3
Components of net periodic benefit cost
1 1 Interest cost – –
(1) (2) Expected return on plan assets – –
– (1) Net periodic benefit cost – –
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 231
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
32 Provision for pension and post-retirement benefits cont.
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate 5.00% 5.00%
Expected long-term return on plan assets 6.13% 6.07%
Pension increase 2.50% 2.50%
The expected long-term return on plan assets is determined using the after tax return of domestic bonds and fixed-term investments.
Plan assets
The Ashanti Retired Staff defined benefit pension plan asset allocations as at the end of the year, by asset category are as follows:
Asset category
Equity securities 55% 51%
Debt securities 40% 41%
Property 1% 2%
Cash 4% 6%
100% 100%
Investment policy
The general policy of the fund is to select investments that will achieve an optimal return on the plan assets.
No investments are made in related party entities.
Cash flows
Contributions
No contributions are made to this fund since the fund is closed to new members and the current members are retired or deferred.
Estimated future benefit payments
The following benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
– 2007 –
– 2008 –
– 2009 –
– 2010 –
– 2011 –
33 Thereafter 5

Page 232_AngloGold Ashanti
_Annual Financial Statements 2006
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
32 Provision for pension and post-retirement benefits cont.
Obuasi Mines Staff Pension Scheme
The scheme provides monthly payments in Ghanaian currency
(indexed to the US dollar) to retirees until death. The benefits under the scheme are based on the years of service and the
compensation levels of the covered retirees. The scheme is closed to new members and all the scheme participants are retired. The scheme is unfunded and accordingly, no assets related to the scheme are recorded. The scheme is evaluated by actuaries on an annual basis.
Information with respect to the Obuasi Mines Staff Pension
Scheme is as follows:
Change in benefit obligation
60 58 Balance at beginning of year 9 11
3                    –
Interest cost
–                   –
(7) 7 Actuarial loss (gain) 1 (1)
(5) (7) Benefits paid (1) (1)
7 4 Translation
–                    –
58 62 Balance at end of year 9 9
(58) (62) Unfunded status at end of year (9) (9)
(58) (62) Net amount recognised (9) (9)
Pension benefit obligation
58 62 Benefit obligation 9 9
Components of net periodic benefit cost
3                    –
Interest cost
–                   –
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate 5.0% 4.0%
Rate of compensation increase N/A N/A
Pension increase 4.5% 3.0%
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 233
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
32 Provision for pension and post-retirement benefits cont.
Cash flows
Contributions
No contributions are made to this fund since the fund is closed to new members and the current members are all retired.
Estimated future benefit payments
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
7 2007 1
7 2008 1
7 2009 1
7 2010 1
7 2011 1
27 Thereafter 4
Post-retirement medical scheme for AngloGold Ashanti South
African employees
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.
The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method.
This scheme is unfunded. The last valuation was performed as at
31 December 2006.
Information with respect to the defined benefit liability is as follows:
Change in benefit obligation
924 1,172 Benefit obligation at beginning of year 185 164
7 7 Current service cost 1 1
80 88 Interest cost 13 12
30 35 Participants’ contributions 5 5
(105) (112) Benefits paid (17) (16)
236 (96) Actuarial (gain) loss (14) 37
–                    –
Translation (17) (18)
1,172 1,094 Balance at end of year 156 185
(1,172) (1,094) Unfunded status at end of year (156) (185)
(1,172) (1,094) Net amount recognised (156) (185)

Page 234_AngloGold Ashanti
_Annual Financial Statements 2006
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
32 Provision for pension and post-retirement benefits cont.
Components of net periodic benefit cost
7 7 Current service cost 1 1
80 88 Interest cost 13 12
87 95 Net periodic benefit cost 14 13
The assumptions used in calculating the above amounts at
year end are:
Discount rate 8.00% 7.75%
Expected increase in health care costs 4.75% 5.00%
Assumed health care cost trend rates at 31 December:
Health care cost trend assumed for next year 4.75% 5.00%
Rate to which the cost trend is assumed to decline
(the ultimate trend rate) 4.75% 5.00%
Year that the rate reaches the ultimate trend N/A N/A
1% point Assumed health care cost trend rates have a significant effect on 1% point increase the amounts reported for health care plans. A 1% point change increase in assumed health care cost trend rates would have the
following effect:
10 Effect on total service and interest cost 1
111 Effect on post-retirement benefit obligation 16
1% point 1% point
decrease decrease
(9) Effect on total service and interest cost (1)
(95) Effect on post-retirement benefit obligation (14)
Cash flows
Contributions
AngloGold Ashanti expects to contribute $25 million, R178 million
(2006: $13 million, R82 million) to the post-retirement medical plan in 2007.
Estimated future benefit payments
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
77 2007 11
79 2008 11
80 2009 11
81 2010 12
81 2011 12
696 Thereafter 99
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 235
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
32 Provision for pension and post-retirement benefits cont.
Post-retirement medical scheme for Rand Refinery employees
The Rand Refinery Retiree Medical Plan (Medipref) is a non-
contributory defined benefit plan in respect of certain past qualifying employees. The accumulated post-employment medical aid
obligation was determined by independent actuaries in September
2006 using the projected unit credit funding method. Movements that could impact the valuation between the interim date and the date of the balance sheet have been considered. The plan is fully funded and is evaluated by independent actuaries on an annual basis.
Information with respect to the post-retirement medical plan and obligation for the Rand Refinery Ltd past employees is as follows:
Change in benefit obligation
16 16 Balance at beginning of year 3 3
1 1 Interest cost – –
– (1) Actuarial gain – –
(1) (1) Benefits paid – –
–                     –
Translation (1) –
16 15 Balance at end of year 2 3
Change in plan assets
30 32 Fair value of plan assets at beginning of year 5 5
3 2 Expected return on plan assets – –
– (1) Actuarial loss – –
(1) (1) Benefits paid – –
–                    –
Translation (1) –
32 32 Fair value of plan assets at end of year 4 5
16 17 Funded status at end of year 2 2
16 17 Net amount recognised (note 22) 2 2
Components of net periodic benefit cost
1 1 Interest cost – –
(3) (2) Expected return on plan assets – –
(2) (1) Net periodic benefit cost – –

Page 236_AngloGold Ashanti
_Annual Financial Statements 2006
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
32 Provision for pension and post-retirement benefits cont.
Assumptions
Assumptions used at year end are as follows:
Discount rate 8.50% 7.75%
Expected increase in health care costs 6.50% 5.75%
Expected return on plan assets 7.77% 7.26%
Assumed health care cost trend rates at 31 December:
Health care cost trend assumed for next year 6.50% 5.75%
Rate to which the cost trend is assumed to decline
(the ultimate trend rate) 6.50% 5.75%
Year that the rate reaches the ultimate trend N/A N/A
1% point Assumed health care cost trend rates have a significant effect 1% point increase on the amounts reported for health care plans. A 1% point increase change in assumed health care cost trend rates would have
the following effect:
– Effect on total service and interest cost –
1 Effect on post-retirement benefit obligation –
1% point 1% point
decrease decrease
– Effect on total service and interest cost –
(1) Effect on post-retirement benefit obligation –
Plan assets
The asset allocation of the Rand Refinery post retirement medical fund as at the end of the year, by asset category, is as follows:
Asset category
Debt securities 76% 75%
Cash 24% 25%
100% 100%
No investments are made in related party entities.
Cash flows
Contributions
Rand Refinery Limited does not make a contribution to the scheme as the scheme is closed to new members and the current members are retired.
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 237
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
32 Provision for pension and post-retirement benefits cont.
Estimated future benefit payments
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
1 2007 –
1 2008 –
1 2009 –
2 2010 –
2 2011 –
10 Thereafter 2
Retiree Medical Plan for North American employees
AngloGold Ashanti USA provides health care and life insurance benefits for certain retired employees under the AngloGold North
America Retiree Medical Plan (the Retiree Medical Plan). With effect from 31 December 1999, no additional employees were eligible to receive post-retirement benefits under the Retiree Medical Plan.
Curtailment accounting was applied at 31 December 1999.
The Retiree Medical Plan is a non-contributory defined benefit plan.
This plan is evaluated by independent actuaries on an annual basis.
It was last evaluated by independent actuaries in September 2006 who took into account reasonable long-term estimates of increases in health care costs and mortality rates in determining the
obligations of AngloGold Ashanti USA under the Retiree Medical
Plan. The evaluation of the Retiree Medical Plan reflected liabilities of $2 million, R13 million (2005: $2 million, R12 million). The Retiree
Medical Plan is an unfunded plan. The Retiree Medical Plan is evaluated using the projected unit credit funding method. The company does not share in future cost increases and therefore the rate of compensation increase is not applicable.

Page 238_AngloGold Ashanti
_Annual Financial Statements 2006
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
32 Provision for pension and post-retirement benefits cont.
Information with respect to the Retiree Medical Plan is
as follows:
Change in benefit obligation
11 12 Balance at beginning of year 2 2
1 1 Interest cost – –
(1) (1) Benefit paid – –
1 1 Translation
–                    –
12 13 Balance at end of year 2 2
(12) (13) Unfunded status at end of year (2) (2)
(12) (13) Net amount recognised (2) (2)
Net periodic pension and post-retirement benefit
costs include:
1 1 Interest cost – –
1 1 Net periodic benefit cost – –
Assumptions used in calculating benefit obligations at the end of the year are as follows:
Discount rate 5.0% 5.5%
Benefits are fixed and independent from inflation and consequently health care increases are not relevant.
Cash flows
Contributions
No contributions are made to this fund since the fund is closed to new members and the current members are all retired.
Estimated future benefit payments
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
–                  2007
–
–                  2008
–
–                  2009
–
–                  2010
–
–                  2011
–
13 Thereafter 2
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 239
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
32 Provision for pension and post-retirement benefits cont.
Supplemental Employee Retirement Plan for North America
(USA) Inc. employees
Certain former employees of Minorco (USA) Inc. were covered
under the Minorco (USA) Inc. Supplemental Employee Retirement
Plan (The SERP), a non-contributory defined benefit plan. The
SERP was last evaluated by independent actuaries in September
2006 who took into account long-term estimates of inflation and mortality rates in determining the obligation of AngloGold Ashanti
USA under the SERP. This evaluation of the SERP reflected plan liabilities of $1 million, R7 million (2005: $1 million, R6 million). The
SERP is an unfunded plan and is evaluated by actuaries on an annual basis using the projected unit credit funding method.
Information with respect to the SERP is as follows:
Change in benefit obligation
6 6 Balance at beginning and end of year 1 1
– – Interest cost – –
– (1) Benefit paid – –
– 2 Translation – –
6 7 Balance at end of year 1 1
(6) (7) Unfunded status at end of year (1) (1)
(6) (7) Net amount recognised (1) (1)
There is no net periodic pension and post-retirement cost during
2005 and 2006. The discount rate used to determine the benefit obligation at 31 December was 5% (2005: 5.5%).
No contributions are made to this fund since the fund is closed to new members and the current members are all retired.
Estimated future benefit payments
The pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid after 2011 and amount to $1 million, R7 million.

Page 240_AngloGold Ashanti
_Annual Financial Statements 2006
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
32 Provision for pension and post-retirement benefits cont.
Nuclear Fuels South Africa (NUFCOR) – Retiree Medical Plan
for Nufcor South African employees
The Nufcor South Africa Retiree Medical Plan (Mascom) is a defined benefit plan in respect of certain past qualifying employees. The accumulated post-employment medical aid obligation was
determined by independent actuaries in September 2006 using the projected unit credit funding method. Movements that could impact the valuation between the interim date and the date of the balance sheet have been considered. The plan is fully funded.
Information with respect to the Retiree Medical Plan for Nufcor
South Africa employees is as follows:
Change in benefit obligation
2 2 Balance at beginning of year – –
(1) (1) Benefit paid – –
1 1 Actuarial loss – –
2 2 Balance at end of year – –
Change in plan assets
2 3 Fair value of plan assets at beginning of year – –
1 1 Expected return on plan assets – –
1                     – Employee contributions – –
(1) (1) Benefits paid – –
3 3 Fair value of plan assets at end of year – –
1 1 Funded status at end of year – –
1 1 Net amount recognised (note 22) – –
Components of net periodic benefit cost
(1) (1) Expected return on plan assets – –
Assumptions
Assumptions used at year end are as follows:
Discount rate 8.50% 7.75%
Expected increase in health care costs 6.50% 5.75%
Expected return on plan assets 8.50% 7.75%
Assumed health care cost trend rates at 31 December:
Health care cost trend assumed for next year 6.50% 5.75%
Rate to which the cost trend is assumed to decline
(the ultimate trend rate) 6.50% 5.75%
Year that the rate reaches the ultimate trend N/A N/A
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 241
2005
2006
Figures in million
2006
2005
32 Provision for pension and post-retirement benefits cont.
Cash flows
Contributions
No contributions are made to this fund since the fund is closed to new members and the current members are all retired.
Estimated future benefit payments
The medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid after 2011 and amount to $0.1 million, R1 million.
Plan assets
The asset allocation of the Nufcor South Africa post-retirement medical fund as at the end of the year, by asset category, is as follows:
Asset category
Unit trust investment funds 100% 100%
No investments are made in related party entities.
Defined Contribution Funds
Contributions to the various retirement schemes are fully expensed during the year in which they are funded and the cost of
contributing to retirement benefits for the year amounted to
$40 million, R274 million (2005: $31 million, R199 million).
Australia
The region contributes to the Australian Retirement Fund for the provision of benefits to employees and their dependants on
retirement, disability or death. The fund is a multi-industry national fund with defined contribution arrangements. Contribution rates by the operation on behalf of employees varies, with minimum
contributions, meeting compliance requirements under the
Superannuation Guarantee legislation. Members also have the
option of contributing to approved personal superannuation funds.
The contributions by the operation are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements. The cost to the group of all these contributions amounted to $2 million, R14 million (2005: $2 million,
R12 million).

Page 242_AngloGold Ashanti
_Annual Financial Statements 2006
32
Provision for pension and post-retirement benefits cont.
Ghana and Guinea
AngloGold Ashanti mines in Ghana and Guinea contribute to provident plans for their employees which are defined contribution plans.
The funds are administered by boards of Trustees and invest mainly in Ghana and Guinea governments' treasury instruments, fixed term deposits and other projects. The cost of these contributions were $3 million, R21 million (2005: $3 million, R20 million).
Mali (Sadiola, Yatela and Morila)
The Malian operations do not have retirement schemes for employees. All employees (local and expatriate) contribute towards the
Government social security fund, and the company also makes a contribution towards this fund. On retirement, Malian employees are entitled to a retirement benefit from the Malian government. Expatriate employees are reimbursed only their contributions to the social security fund. AngloGold Ashanti seconded employees in Mali remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti. The cost to the group of all these contributions amounted to $1 million, R6 million
(2005: $2 million, R12 million).
Namibia (Navachab)
Navachab employees are members of a defined contribution provident fund. The fund is administered by the Old Mutual insurance company. Both the company and the employees make contributions to this fund. AngloGold Ashanti seconded employees at Navachab remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti. The cost to the group of all these contributions amounted to $1 million, R7 million (2005: $1 million, R6 million).
North America
AngloGold Ashanti USA sponsors a 401(k) savings plan whereby employees may contribute up to 60% of their salary, of which up to 5%
is matched at a rate of 150% by AngloGold Ashanti USA. AngloGold Ashanti USA's contributions were $2 million, R11 million (2005:
$2 million, R13 million).
South Africa
South Africa contributes to various industry-based pension and provident retirement plans which covers substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the group's assets. The cost of providing these benefits amounted to $29 million, R201 million (2005: $20 million, R130 million).
South America
The AngloGold Ashanti South America region operates defined contribution arrangements for their employees in Brazil. These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan). A PGBL fund, similar to the American 401(k) type of plan, started in December 2001. Administered by Bradesco Previdencia e Seguros (which assume the risk for any eventual actuarial liabilities), this is the only private pension plan sponsored by the group. Contributions amounted to $2 million,
R14 million (2005: $1 million; R6 million).
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 243

Provision for pension and post-retirement benefits cont.
Tanzania (Geita)
Geita does not have a retirement scheme for employees. Tanzanian nationals contribute to the National Social Security Fund (NSSF) or the Parastatal Provident Fund (PPF), depending on the employee’s choice, and the company also makes a contribution on the employee’s behalf to the same fund. On leaving the group, employees may withdraw their contribution from the fund. From July 2005, the company has set up a supplemental provident fund which is administered by the Parastatal Provident Fund (PPF) with membership available to permanent National employees on a voluntary basis. The company makes no contribution towards any retirement schemes for contracted expatriate employees. AngloGold Ashanti employees seconded in Tanzania remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti. The company contributes to the National Social Security Fund (NSSF)
on behalf of expatriate employees. On termination of employment the company may apply for a refund of contributions from the NSSF.
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
33 Deferred taxation
Deferred taxation relating to temporary differences is made
up as follows:
Liabilities
9,391 11,293 Tangible assets 1,613 1,480
115 107 Inventories 15 18
189 639 Derivatives 91 30
312 120 Other 17 49
10,007 12,159 1,736 1,577
Assets
914 1,215 Provisions 173 144
1,099 2,321 Derivatives 331 173
841 1,117 Tax assets 160 132
112 216 Other 31 18
2,966 4,869 695 467
7,041 7,290 Net deferred taxation liability 1,041 1,110
Included in the balance sheet as follows:
279 432 Deferred tax assets 62 44
7,320 7,722 Deferred tax liabilities 1,103 1,154
7,041 7,290 Net deferred taxation liability 1,041 1,110

Page 244_AngloGold Ashanti
_Annual Financial Statements 2006
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
33 Deferred taxation cont.
The movement on the deferred tax balance is as follows:
7,615 7,041 Balance at beginning of year 1,110 1,349
(1) 15 Taxation on fair value adjustments (note 28) 2 –
(747) (200) Income statement charge (note 12) (30) (117)
19 (18) Discontinued operations (note 13) (2) 3
(377) (167) Taxation on other comprehensive income (note 28) (25) (58)
(68) 102 Taxation on actuarial gain (loss) (note 28) 15 (11)
600 517 Translation (29) (56)
7,041 7,290 Balance at end of year 1,041 1,110
No provision has been made for South African income tax or foreign tax that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures because it is expected that such earnings will not be distributed as a dividend in the foreseable future. Unrecognised taxable temporary
differences pertaining to undistributed earnings totalled
$353 million, R2,471 million at 31 December 2006 (2005:
$282 million, R1,791 million).
34 Trade, other payables and deferred income
Non-current
87 150 Deferred income 21 14
87 150 21 14
Current
1,374 2,040 Trade creditors 292 216
911 1,172 Accruals 167 144
31 – Amounts due to related parties – 5
36 136 Deferred income 19 6
321 289 Unearned premiums on normal sale exempted contracts 41 51
140 64 Other creditors 9 20
2,813 3,701 528 442
2,900 3,851 Total trade, other payables and deferred income 549 456
Current trade and other payables are non-interest bearing and are normally settled within 60 days.
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 245
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
35 Taxation
368
710
Balance at beginning of year
112
65
(188)
(968)
Payments during the year
(143)
(30)
531
1,432
Provision during the year (note 12)
210
82
8
17
Discontinued operations (note 13)
2
2
(9)
43
Translation
(5)
(7)
710
1,234
Balance at end of year
176
112
36 Cash generated from operations
(1,106)
859
Profit (loss) before taxation
168
(158)
Adjusted for:
1,744
4,590
Movement on non-hedge derivatives and other commodity contracts
627
262
3,203
4,059
Amortisation of tangible assets (notes 4, 9 and 16)
597
503
Finance costs and unwinding of decommissioning and
690
822
restoration obligations (note 7)
123
108
(153)
(528)
Deferred stripping
(75)
(24)
(155)
(218)
Interest receivable (note 3)
(32)
(25)
444
161
Operating special items
22
68
13
13
Amortisation of intangible assets (notes 4 and 17)
2
2
211
(137)
Fair value adjustment on option component of convertible bond
(16)
32
265
(160)
Environmental rehabilitation and other expenditure
(22)
41
(61)
–
Termination of employee benefit plan
–
(10)
(113)
213
Other non-cash movements
27
(18)
(714)
(875)
Movements in working capital
(140)
(108)
4,268
8,799
1,281
673
Movements in working capital:
(1,086)
(1,852)
Increase in inventories
(211)
(123)
(46)
(27)
Decrease (increase) in trade and other receivables
19
23
418
1,004
Increase (decrease) in trade and other payables
52
(8)
(714)
(875)
(140)
(108)

Page 246_AngloGold Ashanti
_Annual Financial Statements 2006

Related parties
Details of material transactions with those related parties not dealt with elsewhere in the financial statements are summarised below:
Purchases
Amounts
Purchases
Amounts
(by) from
owed to (by)
(by) from
owed to (by)
related
related
related
related
Figures in million
parties
parties
parties
parties
2006
2005
US Dollars
Significant shareholder Anglo American for the year
1
–
5                    1
Fellow subsidiaries of the Anglo American group to 20 April 2006
(1)
Anglo Coal – a division of Anglo Operations Limited
–                     –                      1                   –
Boart Longyear Limited – mining services
(2)
–                     –                      5                   –
Haggie Steel Wire Rope Operations
(3)
1                     –                      8                    1
Mondi Limited – timber
5                     –                     16                   2
Scaw Metals – a division of Anglo Operations Limited –
steel and engineering
1                     –                       6                   1
The Tongaat-Hulett Group Limited
–                     –                      –                    –
Joint ventures of AngloGold Ashanti Limited
BGM Management Company Pty Ltd
–                     –                      –                    –
Societé d’ Exploitation des Mines d’ Or de Sadiola S.A.
(2)                   (1)
–                    –
Societé d’ Exploitation des Mines d’ Or de Yatela S.A.
(1)                    –
–                    –
Societé des Mines de Morila S.A.
(2)                    –                     (2)
–
SA Rands
Significant shareholder Anglo American for the year
7
–
30                   7
Fellow subsidiaries of the Anglo American group to 20 April 2006
(1)
Anglo Coal – a division of Anglo Operations Limited
1                     –                       4                   2
Boart Longyear Limited – mining services
(2)
–                     –                      30                  –
Haggie Steel Wire Rope Operations
(3)
7                     –                      50                   6
Mondi Limited – timber
30                     –                    105                  11
Scaw Metals – a division of Anglo Operations Limited –
steel and engineering
9                     –                      40                   4
The Tongaat-Hulett Group Limited
–                     –                        1                   –
Joint ventures of AngloGold Ashanti Limited
BGM Management Company Pty Ltd
–                      –                        1                 –
Societé d’ Exploitation des Mines d’ Or de Sadiola S.A.
(14)                   (2)                      (3)
1
Societé d’ Exploitation des Mines d’ Or de Yatela S.A.
(10)                   (2)
3                  –
Societé des Mines de Morila S.A.
(14)                   (2)
(10)
–
Amounts owed to related parties are unsecured non-interest bearing and normally settled within 60 days.
(1)
During the year, AngloGold Ashanti Limited launched an equity offering which reduced Anglo American plc's interest in AngloGold. At 31 December 2006
Anglo American plc holds 41.67% of AngloGold Ashanti Limited.
(2)
Anglo American sold their interest in Boart Longyear Limited with effect from 29 July 2005.
(3)
Haggie Steel Wire Rope Operation's related party transactions, previously included in Scaw Metals – a division of Anglo Operations Limited. During the
2005 year, Haggie Steel Wire Rope Operations were unbundled and are now reported separately.
Directors and other key management personnel
Details relating to directors' emoluments and shareholdings in the company are disclosed in the remuneration and directors' reports.
(Detailed on pages 126 to 147).
Compensation to key management personnel totalled $18 million, R121 million (2005: $13 million, R79 million). This total comprised short-term employee benefits of $13 million, R90 million (2005: $11 million, R69 million); post-employment benefits of less than $1 million,
R1 million, (2005: $1 million, R7 million); and share-based payments of $5 million, R31 million (2005: $1 million, R3 million).
Shareholders
The major shareholders of the company are detailed on page 134 and 326.
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 247
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
38 Contractual commitments and contingencies
Operating leases
At 31 December 2006, the group was committed to making the
following payments in respect of operating leases for amongst others, hire of plant and equipment and land and buildings. Certain contracts contain renewal options and escalation clauses for various periods of time.
Expiry within
209
304
– One year
43
33
163
181
– Between one and two years
26
26
127
76
– Between two and five years
11
20
2
5
– After five years
1
–
501
566
81
79
Finance leases
The group has finance leases for plant and equipment. These
leases have terms of renewal but no purchase options and
escalation clauses. Renewals are at the option of the specific entity that holds the lease. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:
Present
Present
value of
Minimum
Minimum
value of
payments
payments
payments
payments
2006
2006
35                  45
Within one year
7                    5
67                  80
Within one year but not more than five years
11                  10
–                   –
More than five years
–                   –
102                 125
Total minimum lease payments
18                  15
–                  23
Less: amounts representing finance charges
3                   –
102                 102
Present value of minimum lease payments
15                  15
2005
2005
28
44
Within one year
7
5
77
96
Within one year but not more than five years
15
12
2
2
More than five years
–
–
107
142
Total minimum lease payments
22
17
–
35
Less: amounts representing finance charges
5
–
107
107
Present value of minimum lease payments
17
17

Page 248_AngloGold Ashanti
_Annual Financial Statements 2006
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
38 Contractual commitments and contingencies cont.
Capital commitments
Acquisition of tangible assets
1,182 2,475 Contracted for 354 186
4,597 5,120 Not contracted for 731 725
5,779 7,595 Authorised by the directors 1,085 911
Allocated for:
Project expenditure
1,204 2,572 – within one year 367 190
671 1,855 – thereafter 265 106
1,875 4,427 632 296
Stay-in-business expenditure
3,628 2,925 – within one year 418 572
276 243 – thereafter 35 43
3,904 3,168 453 615
50 124 Share of underlying capital commitments of joint ventures 18 8
Purchase obligations
Contracted for
1,221 1,920 – within one year 274 192
1,288 1,327 – thereafter 190 203
2,509 3,247 464 395
990 906 Share of underlying purchase obligations of joint ventures 129 156
Purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies,
consumables, inventories, explosives and activated carbon.
To service the above capital commitments, purchase obligations and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and
borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant
performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that these facilities can be refinanced on similar terms to those currently in place.
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 249
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
38 Contractual commitments and contingencies cont.
Contingent liabilities
AngloGold Ashanti’s contingent liabilities at 31 December 2006 are detailed below:
Water pumping cost – South Africa – The group is involved in a legal dispute regarding the responsibility for water pumping of the
Margaret shaft at the Stilfontein mine. Following an attempt by
DRDGold Limited to liquidate its North West operations and avoid incurring pumping cost, AngloGold Ashanti Limited launched an urgent application against DRDGold Limited and government
departments requesting the court to order the continued pumping of water at the Stilfontein mines. The cessation of water pumping is likely to cause flooding in various of the group’s Vaal River operations.
The Department of Water Affairs and Forestry responded by issuing directives to the mining companies directing that they share the cost of pumping at the Stilfontein Margaret Shaft.
The three mining companies, Simmer and Jack Mines Limited,
Harmony Gold Mining Company Limited and AngloGold Ashanti
Limited, are finalising an arrangement in which responsibility for the water pumping will be transferred to an independent newly formed company. The group's responsibility will be limited to providing one-
third of the start-up capital on loan account and the three mining companies will be members of the newly formed company.
Should the proposed arrangement not be acceptable to the
courts and/or regulatory authorities, the proposal may have to be amended. Due to the uncertainty no estimate is made of any
potential liabilities as management believe that the proposed
– – arrangement is a pragmatic and reasonable basis to resolve the issue. – –
The group has identified a number of groundwater pollution sites at its current operations in South Africa. The group has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated in South Africa. Present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no
– – reliable estimate can be made for the obligation. – –

Page 250_AngloGold Ashanti
_Annual Financial Statements 2006
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
38 Contractual commitments and contingencies cont.
Contingent liabilities cont.
Sales tax on gold deliveries – Brazil – Mineração Serra Grande
S.A.(MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export: one for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the State of Goiás through a branch located in a different Brazilian State, it must obtain an authorisation from the Goiás State Treasury by means of a
Special Regime Agreement (Termo de Acordo re Regime Especial
– TARE). The MSG operation is co-owned with Kinross Gold
Corporation. AGA manages the operation and its attributable share of the first assessment is approximately $29 million, R203 million. In
May 2006 MSG signed the TARE, which authorised the remittance of gold to the company’s branch in Minas Gerais specifically for export purposes. In November 2006 the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. The State of Goiás may still appeal to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October
2006 on the same grounds as the first assessment, and the
attributable share of the assessment is approximately $18 million,
R126 million. AGA believes both assessments are in violation of
185 329 Federal legislation on sales taxes. 47 29
Morro Velho is involved in a dispute with the tax authorities, as a result of an erroneous duplication of a shipping invoice between two states in Brazil, tax authorities are claiming that VAT is payable
– 32 on the second invoice. 5 –
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 251
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
38 Contractual commitments and contingencies cont.
Contingent liabilities cont.
VAT Disputes – Brazil – MSG received a tax assessment in October
2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The tax administrators rejected the company’s appeal against the assessment. The company is now
dismissing the case at the judicial sphere. The company’s
attributable share of the assessment is approximately $6 million,
35 39 R39 million. 6 6
Social security payments – Brazil – Anglogold Ashanti Brazil is being accused of failing to pay certain required payments towards the social security system in Brazil during the period 1997 to 2004.
Legislation is unclear on whether the contributions are actually due and payable. The amount involved is approximately $2 million,
10 11 R11 million. 2 2
A group of employees of Mining and Building Contractors (MBC), the Obuasi underground developer, are claiming to be employees of the group. If successful there is the risk of some employees
16 20 claiming rights to share options. 3 3
The group has a potential liability at Navachab in Namibia to pay capital costs of the water pipeline and electricity supply to the mine in case of mine closure prior to 2019. Based on current life-of-mine business plans, the group believes the likelihood of this potential
1 2 liability being realised to be more than remote but less than likely. – –

Page 252_AngloGold Ashanti
_Annual Financial Statements 2006
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
38 Contractual commitments and contingencies cont.
Guarantees
Financial guarantees
The group has provided surety in favour of the lender in respect of gold loan facilities to wholly-owned subsidiaries of Oro Group
(Proprietary) Limited, an associate of the group. The group has a total maximum liability, in terms of the suretyships of R100 million,
$14 million. The suretyship agreements have a termination notice period of 90 days. The group receives a fee from the associate for
100 100 providing the surety and has provided for non-performance. 14 16
Hedging guarantees
AngloGold Ashanti Limited and its wholly-owned subsidiary
AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterparty banks in which they have guaranteed the due performance by the Geita Management Company Limited (GMC) of its obligations under or pursuant to the hedging agreements
entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. This guarantee remains in force until no sum remains to be paid under the hedging agreements and the Bank has irrevocably recovered or received all sums payable to it under the hedging agreements. The maximum potential amount of future payments is all monies due, owing or incurred by GMC under or pursuant to the hedging agreements. At 31 December
2006 the marked-to-market valuation of the GMC hedge book was negative $290 million, R2,032 million of which $249 million,
R1,741 million was raised on the balance sheet and the remainder
1,090 2,032 treated under the NPNS exemption. 290 172
The group, together with its wholly-owned subsidiary, AngloGold
Ashanti Holdings plc, has provided guarantees to several
counterparty banks for the hedging commitments of its wholly owned subsidiary Ashanti Treasury Services Limited (ATS). At
31 December 2006, the marked-to-market valuation of the ATS
hedge book was negative $1,047 million, R7,334 million, of which
$251 million, R1,756 million was raised on the balance sheet while
4,591 7,334 the remainder was treated under the NPNS exemption. 1,047 723
The group has issued gold delivery guarantees to several
counterparty banks in which it guarantees the due performance of its subsidiaries AngloGold Ashanti USA Inc., AngloGold South
America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements.
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 253
39
Financial risk management activities
In the normal course of its operations, the group is exposed to gold price, currency, interest rate, liquidity and credit risks. In order to manage these risks, the group may enter into transactions which make use of both on- and off-balance sheet derivatives. The group does not acquire, hold or issue derivatives for trading purposes. The group has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures.
Controlling risk in the group
The Executive Committee and the Treasury Committee are responsible for risk management activities within the group. The Treasury
Committee, chaired by the independent chairman of the AngloGold Ashanti Audit and Corporate Governance Committee, comprising executive members and treasury executives, reviews and recommends to the Executive Committee all treasury counterparts, limits, instruments and hedge strategies. The treasurer is responsible for managing investment, gold price, currency, liquidity and credit risk.
Within the treasury function, there is an independent risk function, which monitors adherence to treasury risk management policy and counterpart limits and provides regular and detailed management reports.
The financial risk management objectives of the group are defined as follows:
Safeguarding the group core earnings stream from its major assets through the effective control and management of gold price risk, foreign exchange risk and interest rate risk;
Effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;
Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts; and
Ensuring that all contracts and agreements related to risk management activities are coordinated, consistent throughout the group and comply where necessary with all relevant regulatory and statutory requirements.
Gold price and currency risk and cash flow hedging
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The group has transactional currency exposures. Such exposure arises from sales or purchases by an operating unit in currencies other than the units functional currency. The gold market is predominately priced in US dollars which exposes the group to the risk that fluctuations in the SA rand/US dollar, Brazilian real/US dollar, Argentinian peso/US dollar and Australian dollar/US dollar exchange rates may also have an adverse effect on current or future earnings.
A number of products, including derivatives, are used to manage well-defined gold price and foreign exchange risks that arise out of the group's core business activities. Forward-sales contracts and call and put options are used by the group to protect itself from downward fluctuations in the gold price. These derivatives may establish a minimum price for a portion of future production while the group the ability, to benefit from increases in the spot gold price for the majority of future gold production. At year end, the volume of maintains outstanding forward sales contracts was 122,133kg (2005: 159,783kg).
Some of the instruments described above are designated and accounted for as cash flow hedges. The hedge forecast transactions are expected to occur over the next 10 years, in line with the maturity dates of the hedging instruments and will affect profit and loss simultaneously in an equal and opposite way. The fair value of all instruments so designated at the balance sheet date is a negative
$373 million, R2,614 million (2005: negative $338 million, R2,142 million).

Page 254_AngloGold Ashanti
_Annual Financial Statements 2006
39
Financial risk management activities cont.
Net delta open hedge position as at 31 December 2006
The group had the following net forward-pricing commitments outstanding against future production.
Summary: All open contracts in the group's commodity hedge position as at 31 December 2006
Year
2007
2008
2009
2010
2011
2012-2016
Total
US Dollar/Gold
Forward contracts
Amount
(kg)
19,622           22,817          21,738          14,462           12,931         24,308
115,878
$/oz
$301              $314             $316            $347              $397           $418            $347
Forward contracts (Long)
Amount (kg)
12,957
(1)
12,957
$/oz
$639
$639
Put options purchased
Amount (kg)
1,455
1,455
$/oz
$292
$292
Put options sold
Amount
(kg)
19,259
11,555            3,748             1,882            1,882           5,645
43,971
$/oz
$612             $587             $530              $410            $420             $440            $559
Call options purchased
Amount (kg)
14,252
6,503
20,755
$/oz
$398             $432
$409
Call options sold
Amount
(kg)
47,779           46,776         41,148            32,036          36,188           51,294
255,221
$/oz
$475              $466            $473              $458             $492              $564          $491
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 255
39
Financial risk management activities cont.
Summary: All open contracts in the group's commodity hedge position as at 31 December 2006
Year
2007
2008
2009
2010
2011
2012-2016
Total
Rand/Gold
Forward contracts
Amount (kg)
2,138
933
3,071
R/kg
R91,299                          R116,335
R98,769
Call options sold
Amount
(kg)
311
2,986             2,986           2,986
9,269
R/kg
R108,123
R202,054        R216,522     R230,990
R212,885
Australian Dollar/Gold
Forward contracts
Amount
(kg)
7,465           2,177              3,390            3,111
16,143
A$/oz
A$669           A$656            A$649           A$683
A$666
Put options purchased
Amount (kg)
4,977
4,977
A$/oz
A$826
A$826
Put options sold
Amount (kg)
5,910
5,910
A$/oz
A$800
A$800
Call options purchased
Amount
(kg)
3,732            3,110            1,244            3,111
11,197
A$/oz
A$668           A$680           A$694           A$712
A$686
Call options sold
Amount (kg)
6,532
6,532
A$/oz
A$847
A$847
Total net gold
Delta (kg)
(2)
(36,687)
(54,993)
(62,616)
(45,773)
(46,952)
(68,991)
(316,012)
Delta (oz)
(2)
(1,179,513)
(1,768,063)
(2,013,148)
(1,471,634)
(1,509,540)
(2,218,109)  (10,160,007)
The total net delta tonnage of the hedge of the group at 31 December 2005 was 10.84 Moz or 337t.
(1)
Indicates a long position resulting from forward purchase contracts. The group enters into forward purchase contracts as part of its strategy to actively manage and reduce the size of the hedge book.
(2)
The delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2006.
Year
2007
2008
2009
2010
2011
2012-2016
Total
US Dollar/Silver
Put options purchased
Amount (kg)
43,545
43,545
87,090
$/oz
$7.40           $7.66
$7.53
Put options sold
Amount (kg)
43,545
43,545
87,090
$/oz
$5.93           $6.19
$6.06
Call options sold
Amount (kg)
43,545
43,545
87,090
$/oz
$8.40           $8.64
$8.52

Page 256_AngloGold Ashanti
_Annual Financial Statements 2006
39
Financial risk management activities cont.
Summary: All open contracts in the group's currency hedge position as at 31 December 2006
Year
2007
2008
2009
2010
2011 2012-2016
Total
Rand/US Dollar (000)
Put options purchased
Amount ($)
15,000
15,000
R per $
R7.61
R7.61
Put options sold
Amount ($)
40,000
40,000
R per $
R7.08
R7.08
Call options sold
Amount ($)
55,000
55,000
R per $
R7.34
R7.34
Australian Dollar (000)
Forward contracts
Amount ($)
73,518
20,000
93,518
$ per A$
$0.76
$0.73
$0.75
Put options purchased
Amount ($)
10,000
10,000
$ per A$
$0.76
$0.76
Put options sold
Amount ($)
10,000
10,000
$ per A$
$0.78
$0.78
Call options sold
Amount ($)
10,000
10,000
$ per A$
$0.75
$0.75
The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continually reviewed in the light of changes in operational forecasts, market conditions and the group's hedging policy.
Forward sales contracts require the future delivery of gold at a specified price.
A put option gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.
A call option gives the call buyer the right, but not the obligation, to buy gold from the call seller at a predetermined price on a predetermined date.
The marked-to-market value of all derivatives, irrespective of accounting designation, making up the hedge position was negative
$2.9 billion (negative R20.32 billion) as at 31 December 2006 (as at 31 December 2005: negative $1.94 billion, negative R12.32 billion).
These values were based on a gold price of $636.30 per ounce, exchange rates of $1 = R7.001 and A$1 = $0.7886 and the prevailing market interest rates and volatilities at 31 December 2006. The values as at 31 December 2005 were based on a gold price of
$517.00 per ounce, exchange rates of $1=R6.305 and A$1=$0.7342 and the prevailing market interest rates and volatilities at that date.
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 257
39
Financial risk management activities cont.
Interest rate and liquidity risk
Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risk.
In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns while minimising risks. The group is able to actively source financing at competitive rates.
The group has sufficient undrawn borrowing facilities available to fund working capital requirements.
Cash and short-term loans advanced
Fixed rate
Floating rate
investment
Effective
investment
Effective
amount
rate
amount
rate
Maturity date
Currency
million
%
million
%
All less than one year
USD
35
5.1
64
4.5
ZAR
513              8.5                 837              7.8
AUD
–               –                    52
6.0
BRL
–               –                    35
13.2
ARS
–               –                    13
9.5
NAD
134              8.3
–                –
Borrowing maturity profile (note 30)
Between
Between
Within one year
one and two years
two and five years
After five years
Total
Borrowings
Effective   Borrowings
Effective    Borrowings
Effective    Borrowings
Effective   Borrowings
amount
rate
amount
rate
amount
rate
amount
rate
amount
Currency
million
%
million
%
million
%
million
%
million
$
41
5.8
189                  5.9
948                 2.4                  1                7.4
1,179
ZAR
73
(1)
–
1,993
10.5
–                   –
–                   –
2,066
GHC
73,692
19.0
–                   –
–                   –
–                   –
73,692
Interest-rate risk
Fixed for less
Fixed for between
Fixed for greater
than one year
one and two years
than three years
Total
Borrowings
Effective
Borrowings
Effective
Borrowings
Effective
Borrowings
amount
rate
amount
rate
amount
rate
amount
Currency
million
%
million
%
million
%
million
$
211              6.2                 964              2.4
4              3.4              1,179
ZAR
73
(1)
–              1,993
10.5
–
–              2,066
GHC
73,692
19.0                    –
–                     –
–
73,692
(1)
Interest accrued on the corporate bond as at 31 December 2006.
Interest on financial instruments classified as floating rate is repriced at intervals of less than one year. Interest on financial instruments classified as fixed rate is fixed until the maturity of the instrument. The other financial instruments of the group that are not included in the tables above are non-interest bearing and are therefore not subject to interest rate risk.

Page 258_AngloGold Ashanti
_Annual Financial Statements 2006
39
Financial risk management activities cont.
Credit risk
Credit risk arises from the risk that a counterpart may default or not meet its obligations timeously. The group minimises credit risk by ensuring that credit risk is spread over a number of counterparts. These counterparts are financial and banking institutions of good credit quality. Where possible, management tries to ensure that netting agreements are in place. The combined maximum credit risk exposure at the balance sheet date is $655 million, R4,591 million (2005: $713 million, R4,523 million) on a contract by contract basis. Credit risk exposure netted by counter parties amounts to $68 million, R477 million (2005: $18 million, R115 million). No set-off is applied to the balance sheet due to the different maturity profiles of assets and liabilities.
Trade debtors mainly comprise banking institutions purchasing gold bullion. Normal market settlement terms are two working days.
No impairment was recognised as the principal debtors continue to be in a sound financial position.
The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparts. The group’s reserves and financial strength has allowed it to arrange unmargined credit lines of up to ten years with counterparties.
Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the group's financial instruments as at 31 December 2006 are as follows:
Type of instrument
2006 2005
Figures in million
Carrying Fair Carrying Fair
amount value Amount Value
US Dollars
Financial assets
Other investments (note 19)
126                 126
102               102
Other non-current assets
5                     5
13                 13
Trade and other receivables
56                   55
107               107
Cash restricted for use (note 24)
11                   11
8                   8
Cash and cash equivalents (note 25)
495                 495
209                209
Financial liabilities
Borrowings (note 30)
1,482               1,551
1,894               1,915
Trade and other payables
468                  468
385                 385
Derivatives 1,364 2,975 749 2,029
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 259
39
Financial risk management activities cont.
Type of instrument cont.
2006 2005
Figures in million
Carrying Fair Carrying Fair
amount value Amount Value
SA Rands
Financial assets
Other investments (note 19)
884                 884
645                 645
Other non-current assets
33                   32
76                  75
Trade and other receivables
387                 385
676                676
Cash restricted for use (note 24)
75                   75
52                  52
Cash and cash equivalents (note 25)
3,467              3,467
1,328              1,328
Financial liabilities
Borrowings (note 30)
10,376             10,859
12,015             12,147
Trade and other payables
3,276              3,276
2,456               2,456
Derivatives 9,545 20,826 4,751 12,873
The fair value amounts include off balance sheet normal sale exempted contracts, which are not carried on the balance sheet and excluded from the carrying amount. All other derivatives are carried at fair value.
The amounts in the tables above do not necessarily agree with the totals in the notes as only financial assets and liabilities are shown.
2006
Normal Cash flow
Figures in million
sale hedge Non-hedge
exempted accounted accounted Total
US Dollars
Derivative (liabilities) assets comprise the following:
Commodity option contracts (516)
–                    (1,056)
(1,572)
Foreign exchange option contracts
–                      –                        (12)
(12)
Forward sale commodity contracts (1,061) (375)
108              (1,328)
Forward foreign exchange contracts
–                     2
2                     4
Gold interest rate swaps (34)
–                         39
5
Sub-total hedging (1,611) (373) (919) (2,903)
Option component of convertible bonds
–                     –                        (72)
(72)
All derivatives (1,611) (373) (991) (2,975)

Page 260_AngloGold Ashanti
_Annual Financial Statements 2006
39
Financial risk management activities cont.
Type of instrument cont.
2005
Normal Cash flow Non-
Figures in million
sale hedge hedge
exempted accounted accounted Total
US Dollars
Derivative (liabilities) assets comprise the following:
Commodity option contracts (446) (4) (608) (1,058)
Foreign exchange option contracts – – (5) (5)
Forward sale commodity contracts (828) (342) 261 (909)
Forward foreign exchange contracts – 8 (2) 6
Gold interest rate swaps (6) – 31 25
Sub-total hedging (1,280) (338) (323) (1,941)
Option component of convertible bonds – – (88) (88)
All derivatives (1,280) (338) (411) (2,029)
2006
SA Rands
Derivative (liabilities) assets comprise the following:
Commodity option contracts (3,611)
–                   (7,387)
(10,998)
Foreign exchange option contracts
–                     –                        (84)
(84)
Forward sale commodity contracts (7,432) (2,627)
758              (9,301)
Forward foreign exchange contracts
–                    13
16                   29
Gold interest rate swaps (238)
–                       270
32
Sub-total hedging (11,281) (2,614) (6,427) (20,322)
Option component of convertible bonds
–                     –                       (504)
(504)
All derivatives (11,281) (2,614) (6,931) (20,826)
2005
Derivative (liabilities) assets comprise the following:
Commodity option contracts (2,830) (22) (3,861) (6,713)
Foreign exchange option contracts – – (33) (33)
Forward sale commodity contracts (5,251) (2,170) 1,653 (5,768)
Forward foreign exchange contracts – 50 (9) 41
Gold interest rate swaps (41) – 197 156
Sub-total hedging (8,122) (2,142) (2,053) (12,317)
Option component of convertible bonds – – (556) (556)
All derivatives (8,122) (2,142) (2,609) (12,873)
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 261
39
Financial risk management activities cont.
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash restricted for use, cash and cash equivalents and trade and other payables
The carrying amounts approximate fair value because of the short-term duration of these instruments.
Trade and other receivables
The fair value of the non-current portion of trade and other receivables has been calculated using market interest rates.
Investments and other non-current assets
Listed investments are carried at fair value while unlisted investments are carried at amortised cost which approximates fair value.
The fair value of unlisted investments and other non-current assets has been calculated using market interest rates.
Borrowings
The fair values of listed fixed rate debt and the convertible bonds are shown at their closing market value as at 31 December 2006.
The remainder of debt re-prices on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
Derivatives
The fair values of derivatives are estimated based on the ruling market prices, volatilities and interest rates as at 31 December 2006.
The group uses the Black-Scholes option pricing formula to value option contracts. One of the inputs into the model is the level of volatility. These volatility levels are themselves not exchange traded and are not observable generally in the market. The group uses volatility inputs supplied by leading market participants (international banks). The group believes that no other possible alternative would result in significantly different fair value estimations.
Derivative maturity profile
Figures in million
2006
Total
Assets
Liabilities
US Dollars
Amounts to mature within one year of balance sheet date
1,087            (649)
1,736
Amounts to mature between one and two years
117               (6)
123
Amounts to mature between two and five years
160                 –
160
Total
1,364             (655)
2,019
SA Rands
Amounts to mature within one year of balance sheet date
7,606          (4,546)
12,152
Amounts to mature between one and two years
822              (45)
867
Amounts to mature between two and five years
1,117                  –
1,117
Total
9,545           (4,591)
14,136
2005
US Dollars
Amounts to mature within one year of balance sheet date
399
(675)
1,074
Amounts to mature between one and two years
117
(30)
147
Amounts to mature between two and five years
233
(8)
241
Total
749             (713)
1,462
SA Rands
Amounts to mature within one year of balance sheet date
2,534
(4,280)
6,814
Amounts to mature between one and two years
745
(188)
933
Amounts to mature between two and five years
1,472
(55)
1,527
Total
4,751           (4,523)
9,274

Page 262_AngloGold Ashanti
_Annual Financial Statements 2006

Financial risk management activities cont.
Summary of contracted uranium sales as at 31 December 2006
The group has the following forward pricing uranium commitments against future production:
Average
contracted
Year
lbs '000
(1)
price ($/lbs)
(2)
2007
1,503                           $16.47
2008
1,869                           $21.99
2009
919                           $29.91
2010 – 2013
1,976                           $35.37
Great Noligwa, Kopanang and Tau Lekoa produced 1.38 million pounds of uranium oxide in 2006.
(1)
Certain contracts allow the buyer to adjust the purchase quantity within a specified range.
(2)
Certain contracts are subject to market related price adjustment mechanisms. In these cases the price disclosed indicates the previous periodic price reset.
40
Change in comparative data
Cash flow statement
The cash flow comparative data has been amended to reclassify amounts paid for environmental rehabilitation and termination of employee benefit plans as amounts paid to suppliers and employees. The effect of this reclassification is as follows:
Figures in million
SA Rands
US Dollars
Environmental rehabilitation and other expenditure
368
57
Other non-cash movements
(368)
(57)
Income statement and balance sheet
AngloGold Ashanti has, as a result of further guidance on materiality assessment published in the United States of America, decided to assess materiality on a combination of two methods because it will result in a more accurate assessment of materiality on both the balance sheet and the income statement.
In previous periods, AngloGold Ashanti used the “roll over” method to assess materiality for potential adjustments. The roll over method quantifies a misstatement based on the amount of the error originating in the current year income statement, it ignores the “carryover effects” of prior year misstatements. This can result in an accumulation of significant misstatements on the balance sheet. The alternative ,to the roll-over method, the iron curtain method, quantifies a misstatement based on the effects of correcting the misstatement existing on the balance sheet, irrespective of the year of occurrence.
As a result of the revised assessment criteria, AngloGold Ashanti identified an adjustment necessary to the balance sheet, principally to trade and other payables and deferred income. The adjustment, due to an accumulation over several years of immaterial amounts in the income statement, has been accounted for retrospectively, and the comparative statements for 2005 have been restated.
The effect of the change on 2005 follows. Opening retained earnings for 2005 have been reduced by $13 million, R83 million which is the amount of the adjustment relating to periods prior to 2005. The net effect on the income statement was $1 million, R7 million.
Notes to the group financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 263
Figures in million
SA Rands
US Dollars
Income statement
Reduction in costs of sales
11
2
Increase in taxation
(4)
(1)
Effect on profit attributable to equity shareholders
7
1
Balance sheet
Assets
Increase in tangible assets
23
3
Increase in inventories
6
1
Decrease in trade and other receivables
(36)
(5)
Liabilities
Decrease in deferred taxation
(33)
(5)
Increase in trade, other payables and deferred income
102
15
Equity
Decrease in retained earnings
(76)
(11)
There are no cash flow effects.
2006
2005
41
Exchange rates
Rand/US dollar average for the year
6.77
6.37
Rand/US dollar closing
7.00
6.35
BRL/US dollar average for the year
2.18
2.44
BRL/US dollar closing
2.14
2.35
Pesos/US dollar average for the year
3.08
2.92
Pesos/US dollar closing
3.06
3.03
Rand/Australian dollar average for the year
5.10
4.85
Rand/Australian dollar closing
5.53
4.65
Australian dollar/US dollar average for the year
1.33
1.31
Australian dollar/US dollar closing
1.27
1.36

Page 264_AngloGold Ashanti
_Annual Financial Statements 2006
The company annual financial statements represent the South African operations and corporate office.
These company annual financial statements are a statutory requirement, and are accordingly presented in SA rands only. The functional currency of the company is SA rands.
Revenue
1
9,520
8,342
Gold income
1
9,151
7,359
Cost of sales
2
(6,546)
(6,271)
Loss on non-hedge derivatives and other commodity contracts
(936)
(314)
Gross profit
1,669
774
Corporate administration and other expenses
(501)
(401)
Market development costs
(58)
(58)
Exploration costs
(31)
(148)
Other operating expenses
3
(50)
(46)
Operating special items
4
(239)
(46)
Operating profit
790
75
Interest received
1
52
28
Net inter-company dividends paid and interest
(4)
–
Dividends received from subsidiaries
52
731
Exchange loss
(75)
(78)
Finance costs and unwinding of decommissioning and restoration obligations
5
(255)
(218)
Fair value loss on interest rate swaps
–
(5)
Profit before taxation
6
560
533
Taxation
8
(636)
(113)
(Loss) profit after taxation from continuing operations
(76)
420
Discontinued operations
Loss for the year from discontinued operations
Group 13
(12)
(219)
(Loss) profit for the year
(88)
201
Company income statement
For the year ended 31 December
Figures in million
Notes
2006
2005
SA Rands

AngloGold Ashanti
_Annual Financial Statements 2006_Page 265
Figures in million
Notes
2006
2005
SA Rands
ASSETS
Non-current assets
Tangible assets
9
12,484
11,932
Investment in associate
10
30
35
Investments in subsidiaries

17,191
14,798
Investment in joint venture

18
18
Other investments
11
16
16
Investment in Environmental Rehabilitation Trust Fund
13
309
284
Intra-group balances
339
165
Trade and other receivables
15
21
–
Derivatives
29
36
236
Other non-current assets
14
274
60
30,718
27,544
Current assets
Inventories
12
405
342
Trade and other receivables
15
236
361
Derivatives
29
1,574
2,091
Cash restricted for use
6
6
Cash and cash equivalents
16
1,260
12
3,481
2,812
Non-current assets held for sale
17
100
100
3,581
2,912
Total assets
34,299
30,456
EQUITY AND LIABILITIES
Share capital and premium
18
23,047
19,360
Retained earnings and other reserves
19
(4,534)
(3,392)
Total equity
18,513
15,968
Non-current liabilities
Borrowings
20
1,993
1,989
Environmental rehabilitation provisions
21
1,087
922
Provision for pension and post-retirement benefits
22
1,094
1,172
Intra-group balances
1,578
1,572
Derivatives
29
858
777
Deferred taxation
23
2,197
2,185
8,807
8,617
Current liabilities
Current portion of borrowings
20
73
878
Trade and other payables
24
1,354
1,089
Derivatives
29
4,991
3,351
Taxation
25
561
553
6,979
5,871
Total liabilities
15,786
14,488
Total equity and liabilities
34,299
30,456
Company balance sheet
As at 31 December

Page 266_AngloGold Ashanti
_Annual Financial Statements 2006
Figures in million
Notes
2006
2005
SA Rands
Cash flows from operating activities
Receipts from customers
9,650
7,549
Payments to suppliers and employees
(4,606)
(5,697)
Cash generated from operations
26
5,044
1,852
Dividends received from subsidiaries
1
52
731
Cash utilised by discontinued operations
(6)
(188)
Taxation paid
25
(435)
–
Net cash inflow from operating activities
4,655
2,395
Cash flows from investing activities
Capital expenditure
9
– project expenditure
(448)
(904)
– stay-in-business expenditure
(1,696)
(1,313)
Proceeds from disposal of tangible assets
30
–
Proceeds from disposal of assets of discontinued operations
63
26
Associate loan advanced
5
–
Other investments acquired
–
(43)
Additional investment in subsidiaries

(2,396)
–
Intra-group loans
(260)
193
Interest received
52
28
Loans advanced
(4)
(35)
Repayment of loans advanced
5
–
Net cash outflow from investing activities
(4,649)
(2,048)
Cash flows from financing activities
Proceeds from issue of share capital
3,068
60
Share issue expenses
(32)
–
Proceeds from borrowings
–
809
Repayment of borrowings
(805)
–
Finance costs
(199)
(293)
Dividends paid
Group 15
(742)
(926)
Intra-group dividends paid
(48)
(77)
Net cash inflow (outflow) from financing activities
1,242
(427)
Net increase (decrease) in cash and cash equivalents
1,248
(80)
Cash and cash equivalents at beginning of year
12
92
Cash and cash equivalents at end of year
16
1,260
12
Company cash flow statement
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 267
Figures in million
2006
2005
SA Rands
Actuarial gain (loss) on pension and post-retirement benefits
(1)
(note 19)
283
(176)
Net loss (gain) on cash flow hedges removed from equity and reported in income (note 19)
553
(102)
Net loss on cash flow hedges (note 19)
(969)
(785)
Deferred taxation on items above (note 19)
63
408
Net expense recognised directly in equity
(70)
(655)
(Loss) profit for the year
(88)
201
Total recognised expense for the year
(158)
(454)
(1)
The cumulative effect of the actuarial gains and losses accounted through equity is a cumulative loss of R51 million
(2005: R232 million) in reserves after deferred taxation of R30 million (2005: R132 million).
Company statement of recognised income and expense
For the year ended 31 December

Page 268_AngloGold Ashanti
_Annual Financial Statements 2006
Figures in million
2006
2005
SA Rands
1
Revenue
Revenue consists of the following principal categories:
Gold income
9,151
7,359
By-products (note 2)
265
224
Interest received (note 26)
52
28
Dividend received from subsidiaries (note 26)
52
731
9,520
8,342
2
Cost of sales
Cash operating costs
5,137
5,115
By-products (note 1)
(265)
(224)
4,872
4,891
Other cash costs
40
34
Total cash costs
4,912
4,925
Retrenchment costs (note 7)
49
158
Rehabilitation and other non-cash costs
22
99
Production costs
4,983
5,182
Amortisation of tangible assets (notes 6, 9 and 26)
1,634
1,109
Total production costs
6,617
6,291
Inventory change
(71)
(20)
6,546
6,271
3
Other operating expenses
Pension and medical defined benefit provisions
50
46
4
Operating special items
Performance related option expense
129
–
Cost of E-shares issued to Izingwe (Pty) Ltd, a Black Economic Empowerment company
(group note 11)
131
–
Impairment of tangible assets (note 9)
10
45
Loan waived
1
3
Profit on disposal of tangible assets
(30)
–
Recovery of exploration loan previously expensed
(2)
–
Profit on sale of loan
–
(4)
Impairment of investment in associate (note 10)
–
2
239

Notes to the company financial statements
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 269
Figures in million
2006
2005
SA Rands
5
Finance costs and unwinding of decommissioning and restoration obligations
Finance costs on bank loans and overdrafts
14
44
Finance costs on corporate bond
214
215
Finance costs on interest rate swap
(1)
–
19
Other finance costs
14
15
242
293
Less: amounts capitalised (note 9)
(39)
(102)
203
191
Unwinding of decommissioning obligation (note 21)
38
19
Unwinding of restoration obligation (note 21)
14
8
(note 26)
255
218
(1)
Interest received on the interest rate swap entered into against the corporate bond, which has not been designated as a fair value hedge, was nil (2005: R24 million). The swap was unwound in April 2005.
6
Profit before taxation
Profit before taxation is arrived at after taking account of:
Auditors' remuneration
– Audit fees
(1)
39
19
– Under provision prior year
1
1
– Other assurance services
6
3
46
23
Amortisation of tangible assets (notes 2, 9 and 26)
Owned assets
1,634
1,109
Grants for educational and community development
21
27
Operating lease charges
180
258
(1)
Includes fees for services in respect of Section 404 of the Sarbanes-Oxley Act.

Page 270_AngloGold Ashanti
_Annual Financial Statements 2006
Figures in million
2006
2005
SA Rands
7
Employee benefits
Employee benefits including executive directors' salaries and other benefits
3,262
3,257
Health care and medical scheme costs
– current medical expenses
308
229
– defined benefit post-retirement medical expenses
95
87
Contributions to pension and provident plans
– defined contribution
201
122
– defined benefit pension plan expense
12
22
Retrenchment costs (note 2)
49
158
Share-based payment expense
(1)
200
12
Included in cost of sales, other operating expenses and operating special items
4,127
3,887
Actuarial defined benefit plan expense analysis
Defined benefit post-retirement medical expense
– current service cost
7
7
– interest cost
88
80
95
87
Defined benefit pension plan expense
– current service cost
50
40
– interest cost
108
88
– expected return on plan assets
(146)
(106)
12
22
Actual return on plan assets
– South Africa defined benefit pension plan
417
366
Refer to the remuneration report for details of directors' emoluments
(1)
Details of the equity settled share-based payment arrangements of the group have been disclosed in group note 11. These arrangements consist of awards by the company to employees of various group companies.
The income statement expense of R200 million (2005: R12 million) for the company is only in respect of awards made to employees of the company.
Notes to the company financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 271
Figures in million
2006
2005
SA Rands
8
Taxation
Current taxation
Normal
369
–
Under provision prior year
57
264
(note 25)
426
264
Deferred taxation
Temporary differences
569
217
Unrealised non-hedge derivatives and other commodity contracts
(771)
(200)
Impairment of tangible assets
–
(15)
Change in estimated deferred taxation
(1)
412
(74)
Change in statutory tax rate
–
(79)
(note 23)
210
(151)
636
113
Tax reconciliation
A reconciliation of the mining and non-mining tax rate compared to that charged in the income statement is set out in the following table:
2006
2005
Non-mining
Mining
Non-mining
Mining
%
%
Estimated corporate tax rate
(1)
37                 37
37                  37
Disallowable items
(6)                  5
9                 (57)
Mining capital allowances without tax cover
–                  –
–                 124
Dividends received
2                  –
(43)
–
Taxable items not forming part of the income statement
20                  –
7                  (21)
Impairments
–                  –
–                 (15)
Impact of prior year under provisions
(6)                 –
–               (228)
Change in estimated deferred tax rate
(2)
–                28
–                  64
Change in statutory tax rate
–                 –
(10)
15
Other
(4)                –
7                  23
Effective tax rate
43                70
7                (58)
(1)
Mining tax on mining income in South Africa is determined according to a formula based on the profit and revenue from mining operations.
All mining capital expenditure is deducted to the extent that it does not result in an assessed loss, and depreciation is ignored when calculating the South
African mining income. Capital expenditure not deducted from the mining income is carried forward as unredeemed capital to be deducted from future mining income.
The formula for determining the South African mining tax is:
Y = 45 – 225/X
where Y is the percentage rate of tax payable and X is the ratio of mining profit net of any redeemable capital expenditure to mining revenue expressed as a percentage.
The maximum statutory mining tax rate is 45%, non-mining statutory tax rate 37% and statutory company tax rate 29%, all unchanged from prior year.
(2)
During the 2005 and 2006 financial year estimates were revised in South Africa to reflect the future anticipated taxation rate at the time the temporary differences reverse.

Page 272_AngloGold Ashanti
_Annual Financial Statements 2006
9
Tangible assets
Mine
Mineral
Figures in million
development
Mine
rights and
costs
infrastructure
dumps
Land
Total
Cost
Balance at 1 January 2005
13,031
3,704
701
20
17,456
Additions
– project
expenditure
634                 168
–
–                802
– stay-in-business expenditure
1,252
61
–
–
1,313
Disposals
–                 (26)
–
–                 (26)
Transfers and other movements
(1)
(5)
227                 (156)
–                  66
Finance costs capitalised (note 5)
102
–
–
–
102
Balance at 31 December 2005
15,014
4,134
545
20
19,713
Accumulated amortisation
Balance at 1 January 2005
4,321
2,326
151
–
6,798
Amortisation for the year (notes 2, 6 and 26)
950
123
36
–
1,109
Impairments (note 4)
45
–
–
–
45
Impairments reversal (group note 13)
–
(115)
–
–
(115)
Transfers and other movements
(1)
(2)                   –                  (54)
–                 (56)
Balance at 31 December 2005
5,314
2,334
133
–
7,781
Net book value at 31 December 2005
9,700
1,800
412
20
11,932
Cost
Balance at 1 January 2006
15,014
4,134
545
20
19,713
Additions
– project expenditure
357
52
–
–
409
– stay-in-business expenditure
1,471
225
–
–
1,696
Disposals
(1)
(60)
–                     (4)
(65)
Transfers and other movements
(1)
(15)
110                     –                      –
95
Finance costs capitalised (note 5)
39
–
–
–
39
Balance at 31 December 2006
16,865
4,461
545
16
21,887
Accumulated amortisation
Balance at 1 January 2006
5,314
2,334
133
–
7,781
Amortisation for the year (notes 2, 6 and 26)
1,425
176
33
–
1,634
Impairments (note 4)
6
4
–
–
10
Transfers and other movements
(1)
(14)
(9)
–                      1
(22)
Balance at 31 December 2006
6,731
2,505
166
1
9,403
Net book value at 31 December 2006
10,134
1,956
379
15
12,484
The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation is 10.65% (2005: 10.65%).
(1)
Transfers and other movements comprise amounts from deferred stripping, change in estimates and asset reclassifications.
Notes to the company financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 273
Figures in million
2006
2005
SA Rands
9
Tangible assets cont.
Impairments include the following:
Write off of various minor tangible assets and equipment. 10 –
Goedgenoeg drilling and 1650 level decline drilling – 14
An impairment charge was recognised in 2005 during the assessment and review of exploration properties as Goedgenoeg will not generate future cash flows.
East of Bank Dyke at TauTona – 31
Due to a change in original mine plan, the East of Bank Dyke access development has been impaired as it will not generate future cash flows.
10 45
The impairment calculation methodology is included in group note 16.
A register containing details of properties is available for inspection by shareholders or their duly authorised agents during business hours at the registered office of the company.
10
Investment in associate
The company has a 25.0% (2005: 25.0%) interest in Oro Group (Proprietary) Limited which is involved in the manufacture and wholesale of jewellery. The year-end of Oro Group (Proprietary)
Limited is 31 March.
The carrying value of the associate consists of:
Unlisted shares at cost less impairments
(1)
15 15
Loans advanced
(2)
15 20
30 35
Directors' valuation of unlisted associate 30 35
(1)
During 2005, the Oro Group (Proprietary) Limited investment was impaired. The impairment test considered the investment's fair value and future cash flow. An impairment of R2 million was recorded (note 4).
(2)
The Oro loan bears interest at a rate determined by the Oro Group (Proprietary) Limited’s board of directors and is repayable at their discretion.
The company's effective share of certain balance sheet items of its associate at 30 September 2006, is as follows:
Non-current assets 14 15
Current assets 63 59
Total assets 77 74
Non-current liabilities 24 29
Current liabilities 29 28
Total liabilities 53 57
Net assets 24 17

Page 274_AngloGold Ashanti
_Annual Financial Statements 2006
Figures in million
2006
2005
SA Rands
11
Other investments
Unlisted investments available-for-sale
Balance at beginning of year
2
3
Disposals
–
(1)
Balance at end of year
2
2
The available-for-sale investments primarily consists of:
The Chamber of Mines Building Company Limited
Unlisted investments-held to maturity
Balance at beginning of year
14
14
Balance at end of year
14
14
Total other investments (note 29)
16
16
Directors' valuation of unlisted investments
16
16
The investments held to maturity primarily consists of:
Gold of Africa Museum
12
Inventories
Gold in process
219
174
Gold on hand
45
2
By-products
27
77
Total metal inventories
291
253
Consumable stores
114
89
405
342
The amount of the write-down of by-products and gold on hand to net realisable value, and recognised as an expense is R13 million (2005: nil). This expense is included in cost of sales which is disclosed in note 2.
13
Investment in Environmental Rehabilitation Trust Fund
Balance at beginning of year
284
265
Contributions
25
45
Rehabilitation expenditure reclaimed
–
(26)
Balance at end of year
309
284
The fund is managed by Rand Merchant Bank and mainly invested in government long bonds and other fixed-term deposits.
14
Other non-current assets
AngloGold Ashanti Pension Fund asset (note 22)
267
51
Loans and receivables
Other non-interest bearing loans and receivables – repayable on various dates (note 29)
7
5
Stone and Allied, unsecured amount (note 29)
–
4
274

Notes to the company financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 275
Figures in million
2006
2005
SA Rands
15
Trade and other receivables
Non-current
Other debtors
21
–
21
–
Current
Trade debtors
47
231
Prepayments and accrued income
98
74
Amounts due from related parties
10
–
Interest receivable
8
–
Recoverable tax, rebates, levies and duties
49
43
Other debtors
24
13
236
361
Total trade and other receivables
257
361
Current trade debtors are non-interest bearing and are generally on terms less than 90 days.
16
Cash and cash equivalents
Cash and deposits on call
810
12
Money market instruments
450
–
(note 29)
1,260
12
17
Non-current assets held for sale
Effective 30 June 2005, the investment in the Weltevreden mining rights of R100 million (2005:
R100 million) was classified as held for sale. This investment was previously recognised as a tangible asset. Weltevreden's rights were sold to Aflease Gold and Uranium Resources Limited on 15 June
2005. On 19 December 2005, Aflease was acquired by SXR Uranium One (formerly Southern Cross
Inc.). In terms of these sale agreements, the purchase price will be paid in the form of SXR Uranium
One shares to be issued to AngloGold Ashanti. This will take place when the conditions precedent to the agreement have been met. The Weltevreden mining rights form part of an old order mining rights conversion application, and the conditions precedent are that upon the government granting the conversion of these to new order mining rights, AngloGold Ashanti will cede the Weltevreden mining rights to SXR Uranium One.
The Director-General of Minerals and Energy notified the company that the new order mining rights were granted to AngloGold Ashanti Limited. However, the signing of the notarial agreement and the registration of the converted mining right has still to be completed. Once these have been completed, the new order mining rights will then be ceded to SXR Uranium One, and the related SXR Uranium One shares will then be issued to AngloGold Ashanti Limited as full settlement of the purchase price.
100

Page 276_AngloGold Ashanti
_Annual Financial Statements 2006
Figures in million
2006
2005
SA Rands
18
Share capital and premium
Share capital
Authorised
400,000,000 ordinary shares of 25 SA cents each
100
100
4,280,000 E ordinary shares of 25 SA cents each
1
–
2,000,000, A redeemable preference shares of 50 SA cents each
1
1
5,000,000 B redeemable preference shares of 1 SA cent each
–
–
102
101
Issued and fully paid
276,236,153 (2005: 264,938,432) ordinary shares of 25 SA cents each
69
66
4,185,770 (2005: nil) E ordinary shares of 25 SA cents each
1
–
2,000,000 (2005: 2,000,000) A redeemable preference shares of 50 SA cents each
1
1
778,896 (2005: 778,896) B redeemable preference shares of 1 SA cent each
–
–
71
67
Share premium
Balance at beginning of year
19,293
19,233
Ordinary shares issued
3,330
60
E ordinary shares issued
353
–
Balance at end of year
22,976
19,293
Share capital and premium
23,047
19,360
The rights and restrictions applicable to the A and B redeemable preference shares.
A redeemable preference shares are entitled to:
– an annual dividend, after payment in full of the annual dividend on the B preference shares, equivalent to the balance of after tax profits from mining the Moab Lease Area.
– on redemption, the nominal value of the shares and a premium per share equal to the balance of the net proceeds from disposal of assets relating to the Moab Lease Area, after redemption in full of the
B preference shares and payments of the nominal value of the A preference shares.
B redeemable preference shares are entitled to:
– an annual dividend limited to a maximum of 5% of their issue price from the period that profits are generated from the Moab Lease Area.
– on redemption, the nominal value of the shares and a premium of up to R249.99 per share provided by the net proceeds from disposal of the assets relating to the Moab Lease Area.
The Moab Lease Area consists of the Moab Khotsong mine operations.
Notes to the company financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 277
19
Retained earnings and other reserves
Non-
Other
distri-
Actuarial
compre-
Figures in million
Retained
butable
gain
hensive
earnings       reserves
(1)
(loss)
(2)
income
(3)
Total
SA Rands
Balance at December 2004 as previously reported
(1,861)
141              (124)
(37)
(1,881)
Change in comparative data (note 30)
(69)
(69)
As restated
(1,930)
141
(124)
(37)
(1,950)
Actuarial loss recognised
(176)
(176)
Deferred taxation thereon (note 23)
68
68
Profit for the year
201
201
Ordinary dividends (group note 15)
(926)
(926)
Preference dividends
(77)
(77)
Net gain on cash flow hedges removed
from equity and reported in income
(102)
(102)
Net loss on cash flow hedges
(785)
(785)
Deferred taxation on cash flow
hedges (note 23)
340               340
Share-based payment for share awards
15                 15
Balance at December 2005
(2,732)
141              (232)
(569)
(3,392)
Actuarial gain recognised
283                                   283
Deferred taxation thereon (note 23)
(102)
(102)
Loss for the year
(88)
(88)
Ordinary dividends (group note 15)
(742)
(742)
Preference dividends
(48)
(48)
Net loss on cash flow hedges removed
from equity and reported in income
553               553
Net loss on cash flow hedges
(969)
(969)
Deferred taxation on cash flow hedges (note 23)
165
165
Share-based payment for share awards and BEE transaction
319
319
Deferred issuance costs from ESOP Share Trust establishment
(630)
(630)
Deferred taxation on cost from ESOP Share Trust (note 23)
117
117
Balance at December 2006
(3,610)
141
(51)
(1,014)
(4,534)
(1)
Non-distributable reserves comprise a surplus on disposal of company shares of R141 million (2005: R141 million).
(2)
With the adoption of IAS 19 revised, actuarial gain (loss) is accounted through equity reserves. Actuarial gain (loss) arises from a change in assumption parameters and the difference between the actual and expected return on plan assets.
(3)
Other comprehensive income represents the effective portion of fair value gains or losses in respect of cash flow hedges until the underlying transaction occurs, upon which the gains or losses are recognised in earnings and the equity item for share-based payments.

Page 278_AngloGold Ashanti
_Annual Financial Statements 2006
Figures in million
2006
2005
SA Rands
20
Borrowings
Unsecured
Corporate Bond
(1)
2,066
2,062
Semi-annual coupons are paid at 10.5% per annum. The bond is repayable on
28 August 2008 and is rand-based.
Money-market short-term borrowings, at market-related rates and are rand-based
–
805
Total borrowings (note 29)
2,066
2,867
Less: current portion of borrowings included in current liabilities
73
878
Total long-term borrowings
1,993
1,989
Amounts falling due:
Within one year
73
878
Between two and five years
1,993
1,989
(note 29)
2,066
2,867
Undrawn facilities
There were no undrawn borrowing facilities as at 31 December 2006 (2005: nil).
(1)
Corporate Bond
Senior unsecured fixed rate bond
2,000
2,000
Less: unamortised discount and bond issue costs
7
11
1,993
1,989
Add: accrued interest
73
73
2,066
2,062
21
Environmental rehabilitation provisions
Provision for decommissioning
Balance at beginning of year
498
298
Change in estimates
(1)
107
181
Unwinding of decommissioning obligation (note 5)
38
19
Utilised during the year
(1)
–
Balance at end of year
642
498
Provision for restoration
Balance at beginning of year
424
219
Charge to income statement
(12)
(82)
Change in estimates
(1)
34
304
Unwinding of restoration obligation (note 5)
14
8
Utilised during the year
(34)
(25)
Other
19
–
Balance at end of year
445
424
Total environmental rehabilitation provisions
1,087
922
These provisions are anticipated to unwind beyond the end of the life of mine.
(1)
The change in estimates relates to changes in laws and regulations governing the protection of the environment and factors relative to rehabilitation estimates and a change in the quantities of material in reserves and a corresponding change in the life of mine plan.
Notes to the company financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 279
Figures in million
2006
2005
SA Rands
22
Provision for pension and post-retirement benefits
Defined benefit plans
The company has made provision for pension, provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:
AngloGold Ashanti Pension Fund (asset) (group note 32)
(267)
(51)
Post-retirement medical scheme for AngloGold Ashanti South African employees (group note 32)
1,094
1,172
827
1,121
Transferred to other non-current assets
AngloGold Ashanti Pension Fund (note 14)
267
51
1,094
1,172
23
Deferred taxation
Deferred taxation relating to temporary differences is made up as follows:
Liabilities
Tangible assets
4,625
3,506
Inventories
87
59
Derivatives
93
105
Other
3
17
4,808
3,687
Assets
Provisions
620
638
Derivatives
1,813
802
Tax assets
37
62
Other
141
–
2,611
1,502
Net deferred taxation liability
2,197
2,185
The movement on the net deferred tax balance is as follows:
Balance at beginning of year
2,185
2,725
Income statement charge (note 8)
210
(151)
Discontinued operations (group note 13)
(18)
19
Taxation on other comprehensive income (note 19)
(165)
(340)
Taxation on actuarial loss (gain) (note 19)
102
(68)
Taxation on cost from ESOP Share Trust establishment (note 19)
(117)
–
Balance at end of year
2,197
2,185

Page 280_AngloGold Ashanti
_Annual Financial Statements 2006
Figures in million
2006
2005
SA Rands
24
Trade and other payables
Trade creditors
405
241
Accruals
651
502
Amounts due to related parties
9
30
Unearned premiums on normal sale exempted contracts
289
315
Other creditors
–
1
1,354
1,089
Trade and other payables are non-interest bearing and are normally settled within 60 days.
25
Taxation
Balance at beginning of year
553
281
Payments during the year
(435)
–
Provisions during the year (note 8)
426
264
Discontinued operations (group note 13)
17
8
Balance at end of year
561
553
26
Cash generated from operations
Profit before taxation
560
533
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
2,126
717
Amortisation of tangible assets (notes 2, 6 and 9)
1,634
1,109
Finance costs and unwinding of decommissioning and restoration obligations (note 5)
255
218
Interest receivable (note 1)
(52)
(28)
Dividends receivable from subsidiaries (note 1)
(52)
(731)
Operating special items
241
46
Environmental rehabilitation and other expenditure
(39)
73
Other non-cash movements
172
49
Movements in working capital
199
(134)
5,044
1,852
Movements in working capital:
(Increase) decrease in inventories
(64)
74
Decrease (increase) in trade and other receivables
110
(13)
Increase (decrease) in trade and other payables
153
(195)
199
(134)
Notes to the company financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 281
27
Related parties
Details of material transactions with those related parties not dealt with elsewhere in the financial statements are summarised below:
Purchases
Amounts
Purchases
Amounts
(by) from
owed to
(by) from
owed to
related
(by) related
related
(by) related
Figures in million
parties
parties
parties
parties
2006
2005
Significant shareholder Anglo American for the year
7
–
30                    7
Fellow subsidiaries of the Anglo American group to
20 April 2006
(1)
Anglo Coal – a division of Anglo Operations Limited
1                    –                      4                     2
Boart Longyear Limited – mining services
(2)
–                    –                     28                    –
Haggie Steel Wire Rope Operations
(3)
7                    –                     50                    6
Mondi Limited – timber
30                    –
105                   11
Scaw Metals – a division of Anglo Operations Limited
– steel and engineering
9                    –                     31                    4
The Tongaat-Hulett Group Limited
–                    –                       1                   –
Amounts owing to subsidiaries
284
1,585
323               1,570
Amounts due from subsidiaries
–
(654)
–               (449)
Amounts owing to joint ventures
–
2
–                   2
Amounts due from joint ventures
–
(4)
–                   –
Management fees, royalties, interest and net dividends from subsidiaries amount to R4 million (2005: R659 million). The prior year includes a dividend of R650 million received from AngloGold Ashanti Holdings plc.
Amounts owed to related parties are unsecured non-interest bearing and normally settled within 60 days.
(1)
During the year, AngloGold Ashanti Limited, launched an equity offering which reduced Anglo American plc's interest in AngloGold Ashanti Limited.
At 31 December 2006 Anglo American plc holds 41.67% of AngloGold Ashanti Limited.
(2)
Anglo American sold their interest in Boart Longyear Limited with effect from 29 July 2005.
(3)
Haggie Steel Wire Rope Operation’s related party transactions, previously included in Scaw Metals – a division of Anglo Operations Limited. During the
2005 year, Haggie Steel Wire Rope Operations were unbundled and are now reported separately.
Directors and other key management personnel
Details relating to directors’ emoluments and shareholdings in the company are disclosed in the remuneration and directors’ reports
(Detailed on pages 126 to 147).
Compensation to key management personnel totalled R121 million (2005: R79 million). This total comprised short-term employee benefits of R90 million (2005: R69 million), post-employment benefits of less than R1 million (2005: R7 million); and share-based payments of
R31 million (2005: R3 million).

Page 282_AngloGold Ashanti
_Annual Financial Statements 2006
Figures in million
2006
2005
SA Rands
28
Contractual commitments and contingencies
Operating leases
At 31 December 2006, the company was committed to making the following payments in respect of operating leases for amongst others, hire of plant and equipment and land and buildings. Certain contracts contain renewal options and escalation clauses for various periods of time.
Expiry within
– One year 24 38
Capital commitments
Acquisition of tangible assets
Contracted for 473 542
Not contracted for 3,127 3,146
Authorised by the directors 3,600 3,688
Allocated for:
Project expenditure
– within one year 398 948
– thereafter 674 641
1,072 1,589
Stay-in-business expenditure
– within one year 2,285 1,867
– thereafter 243 232
2,528 2,099
Purchase obligations
Contracted for
– within one year 360 194
– thereafter – –
360 194
Purchase obligations represent contractual obligations for the purchase of mining contract services, supplies, consumables, inventories, explosives and activated carbon.
To service the above capital commitments, purchase obligations and other operational requirements, the company is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the company’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the company believes that these facilities can be refinanced on similar terms to those currently in place.
Notes to the company financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 283
Figures in million
2006
2005
SA Rands
28
Contractual commitments and contingencies cont.
Contingent liabilities
AngloGold Ashanti’s contingent liabilities at 31 December 2006 are detailed below:
Water pumping cost – South Africa – The company is involved in a legal dispute regarding the responsibility for water pumping of the Margaret shaft at the Stilfontein mine. Following an attempt by
DRDGold Limited to liquidate its North West operations and avoid incurring pumping cost, AngloGold
Ashanti Limited launched an urgent application against DRDGold Limited and government departments requesting the court to order the continued pumping of water at the Stilfontein Mines.
The cessation of water pumping is likely to cause flooding in various of the company’s Vaal River operations. The Department of Water Affairs and Forestry responded by issuing directives to the mining companies directing that they share the cost of pumping at the Stilfontein Margaret Shaft.
The three mining companies, Simmer and Jack Mines Limited, Harmony Gold Mining Company
Limited and AngloGold Ashanti Limited, are finalising an arrangement in which responsibility for the water pumping will be transferred to an independent newly formed company. The company’s responsibility will be limited to providing one-third of the start-up capital on loan account and the three mining companies will be members of the newly formed company.
Should the proposed arrangement not be acceptable to the courts and/or the regulatory authorities the proposal may have to be amended. Due to this uncertainty, no estimate is made of any potential liabilities as management believe that the proposed arrangement is a pragmatic and reasonable basis to resolve the issue. – –
AngloGold Ashanti has identified a number of groundwater pollution sites at its current operations in
South Africa. The company has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated in South Africa. Present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions.
Subject to the technology being developed as a remediation technique no reliable estimate can be made for the obligation. – –

Page 284_AngloGold Ashanti
_Annual Financial Statements 2006
Figures in million
2006
2005
SA Rands
28
Contractual commitments and contingencies cont.
Guarantees
Financial guarantees
The company has guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the convertible bonds issued during 2004, with a maturity date of 27 February 2009, and a fixed coupon of 2.375% payable semi-annually. The bonds issued amounted to $1billion. The company obligations regarding the guarantee will be direct, unconditional and unsubordinated. 7,001 6,345
The company has provided surety in favour of the lender in respect of gold loan facilities with two wholly-owned subsidiaries of Oro Group (Proprietary) Limited an associate of the company. The company has a total maximum liability, in terms of the suretyships, of R100 million. The suretyship agreements have a termination notice period of ninety days. The company received a fee from the associate for providing the surety and has provided for non performance. 100 100
AngloGold Ashanti Limited, AngloGold Offshore Investments Limited and AngloGold American
Investments Limited have guaranteed all payments and other obligations of the wholly owned subsidiaries AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc. regarding the
$700 million Syndicated loan facility. 1,271 2,927
Hedging guarantees
The company has, together with AngloGold Ashanti Holdings plc issued hedging guarantees to several counterparty banks in which they have guaranteed the due performance of the Geita Management
Company Limited of its obligations under or pursuant to hedging arrangements entered into.
Refer group note 38. 2,032 1,090
The company, together with AngloGold Ashanti Holdings plc has provided guarantees to several counterparty banks for the hedging commitment of Ashanti Treasury Services Limited. Refer group note 38. 7,334 4,591
29
Financial risk management activities
In the normal course of its operations, the company is exposed to gold price, currency, interest rate, liquidity and credit risks. In order to manage these risks, the company may enter into transactions which make use of both on- and off-balance sheet derivatives. The company does not acquire, hold or issue derivatives for trading purposes. The company has developed a comprehensive risk management process to facilitate, control and to monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures.
Notes to the company financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 285
29
Financial risk management activities cont.
Controlling risk in the company
The Executive Committee and the Treasury Committee are responsible for risk management activities within the company. The Treasury
Committee, chaired by the independent chairman of the AngloGold Ashanti Audit and Corporate Governance Committee, comprising executive members and treasury executives, reviews and recommends to the Executive Committee all treasury counterparts, limits, instruments and hedge strategies. The treasurer is responsible for managing investment, gold price, currency, liquidity and credit risk.
Within the treasury function, there is an independent risk function, which monitors adherence to treasury risk management policy and counterpart limits and provides regular and detailed management reports.
The financial risk management objectives of the company are defined as follows:
– Safeguarding the company core earnings stream from its major assets through the effective control and management of gold price risk, foreign exchange risk and interest rate risk;
– Effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;
– Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts; and
– Ensuring that all contracts and agreements related to risk management activities are coordinated, consistent throughout the company and comply where necessary with all relevant regulatory and statutory requirements.
Gold price and currency risk and cash flow hedging
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold.
The gold market is predominately priced in US dollars which exposes the company to the risk that fluctuations in the SA rand/US dollar exchange rates may also have an adverse effect on current or future earnings.
A number of products, including derivatives, are used to manage well-defined gold price and foreign exchange risks that arise out of the company's core business activities. Forward-sales contracts and call and put options are used by the company to protect itself from downward fluctuations in the gold price. These derivatives may establish a minimum price for a portion of future production while the company maintains the ability to benefit from increases in the gold price for the majority of future gold production.
Some of the instruments described above are designated and accounted for as cash flow hedges. The hedge forecast transactions are expected to occur over the next 10 years, in line with the maturity dates of the hedging instruments and will affect profit and loss simultaneously in an equal and opposite way. The fair value of all instruments so designated at the balance sheet date is negative
R1,327 million (2005: negative R878 million).

Page 286_AngloGold Ashanti
_Annual Financial Statements 2006
29
Financial risk management activities cont.
Net delta open hedge position as at 31 December 2006
The company had the following net forward-pricing commitments outstanding against future production.
Summary: All open contracts in the company's commodity hedge position as at 31 December 2006
Year 2007 2008 2009 2010 2011 2012-2016 Total
US Dollar/Gold
Forward contracts
Amount (kg) (9,398)
3,177            1,414             1,571           1,882           5,645            4,291
$/oz
$626             $276            ($343)
$142             $490            $510            ($343)
Put options sold
Amount (kg)
9,642            5,210            3,748            1,882           1,882           5,645
28,009
$/oz
$599             $569             $530             $410            $420            $440              $527
Call options purchased
Amount (kg) 4,354 4,354
$/oz $336 $336
Call options sold
Amount (kg)
18,466           18,390          20,147           18,833        20,202          17,682
113,720
$/oz
$390              $384            $404              $409          $437             $548              $428
Rand/Gold
Forward contracts
Amount (kg) 2,138 933 3,071
R/kg
R91,299                          R116,335
R96,865
Call options sold
Amount (kg) 311
2,986             2,986           2,986
9,269
R/kg R108,123
R202,054       R216,522      R230,990
R212,885
Total net gold
Delta (kg)
(1)
(4,956) (20,255) (22,456) (21,077) (22,373) (21,233) (112,350)
Delta (oz)
(1)
(159,339) (651,212) (721,976) (677,640) (719,308) (682,656) (3,612,131)
The total net delta tonnage of the hedge of the company at 31 December 2005 was 3.98 Moz or 124t.
(1)
The delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2006.
Notes to the company financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 287
29
Financial risk management activities cont.
Summary: All open contracts in the company’s currency hedge position as at 31 December 2006
Year 2007 2008 2009 2010 2011 2012-2016 Total
Rand/US Dollar (000)
Put options purchased
Amount ($)
15,000 15,000
R per $ R7.61 R7.61
Put options sold
Amount ($)
40,000 40,000
R per $ R7.08 R7.08
Call options sold
Amount ($)
55,000 55,000
R per $ R7.34 R7.34
The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continually reviewed in the light of changes in operational forecasts, market conditions and the company's hedging policy.
Forward sales contracts require the future delivery of gold at a specified price.
A put option gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.
A call option gives the call buyer the right, but not the obligation, to buy gold from the call seller at a predetermined price on a predetermined date.
Interest rate and liquidity risk
Refer note 39 in group financial statements.
Cash and short-term loans advanced Fixed rate Floating rate
investment Effective investment Effective
amount rate amount rate
Maturity date million % million %
All less than one year 450 8.70 810 8.40
Borrowings maturity profile (note 20) Within Between
one year one and five years
Borrowing Effective Borrowing Effective
amount rate amount rate
million % million %
73
(1)
–              1,993
10.5
Interest-rate risk Within Between
one year one and five years
Borrowing Effective Borrowing Effective
amount rate amount rate
million % million %
73
(1)
–              1,993
10.5
(1)
Interest accrued on the corporate bond as at 31 December 2006.
Interest on financial instruments classified as floating rate is repriced at intervals of less than one year. Interest on financial instruments classified as fixed rate is until the maturity of the instrument. The other financial instruments of the company that are not in the tables above are non-interest bearing and are therefore not subject to interest rate risk.
Credit risk
Refer note 39 in group financial statements.

Page 288_AngloGold Ashanti
_Annual Financial Statements 2006
29
Financial risk management activities cont.
Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the company’s financial instruments as at 31 December 2006 are as follows:
Type of instrument
2006 2005
Figures in million
Carrying Fair Carrying Fair
amount value Amount Value
Financial assets
Other investments (note 11)
16                   16
16                   16
Other non-current assets (note 14)
7                    7
9                    8
Trade and other receivables
110                 107
244                 244
Cash restricted for use
6                    6
6                    6
Cash and cash equivalents (note 16)
1,260              1,260
12                  12
Financial liabilities
Borrowings (note 20)
2,066              2,097
2,867               2,993
Trade and other payables
1,065              1,065
773                 773
Derivatives
4,239              8,210
1,801               4,627
The fair value amounts include off balance sheet normal sale exempted contracts, which are not carried on the balance sheet and excluded from the carrying amount. All other derivatives are carried at fair value.
The amounts in the tables above do not necessarily agree with the totals in the notes as only financial assets and financial liabilities are shown.
Notes to the company financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 289
29
Financial risk management activities cont.
Type of instrument
2006
Cash flow
Figures in million
Normal sale
hedge
Non-hedge
exempted
accounted
accounted
Total
Derivative (liabilities) assets comprise the following:
Commodity option contracts
(3,971)
–                    (2,866)
(6,837)
Foreign exchange option contracts
–                     –
2                      2
Forward sale commodity contracts
–              (1,327)
(52)
(1,379)
Gold interest rate swaps
–                     –
4                      4
All derivatives
(3,971)
(1,327)
(2,912)
(8,210)
2005
Derivative (liabilities) assets comprise the following:
Commodity option contracts
(2,826)
(22)
(1,365)
(4,213)
Foreign exchange option contracts
–
–
12
12
Forward sale commodity contracts
–
(856)
433
(423)
Gold interest rate swaps
–
–
(3)
(3)
All derivatives
(2,826)
(878)
(923)
(4,627)

Page 290_AngloGold Ashanti
_Annual Financial Statements 2006
29
Financial risk management activities cont.
Derivative maturity profile
Figures in million
2006
Total
Assets
Liabilities
Amounts to mature within one year of balance sheet date
(3,417)
1,574           (4,991)
Amounts to mature between one and two years
(424)
36             (460)
Amounts to mature between two and five years
(398)
–             (398)
Total
(4,239)
1,610           (5,849)
2005
Amounts to mature within one year of balance sheet date
(1,260)
2,091
(3,351)
Amounts to mature between one and two years
(155)
182
(337)
Amounts to mature between two and five years
(386)
54
(440)
Total
(1,801)
2,327             (4,128)
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash restricted for use, cash and cash equivalents and trade and other payables
The carrying amounts approximate fair value because of the short-term duration of these instruments.
Trade and other receivables
The fair value of the non-current portion of trade and other receivables has been calculated using market interest rates.
Investments and other non-current assets
Other investments are carried at amortised cost which approximates fair value. The fair value of other investments and other non-current assets has been calculated using market interest rates.
Borrowings
The fair value of listed fixed rate debt is shown at its closing market value as at 31 December 2006. The remainder of debt re-prices on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
Derivatives
The fair values of derivatives are estimated based on the ruling market prices, volatilities and interest rates as at 31 December 2006.
The company uses the Black-Scholes option pricing formula to value option contracts. One of the inputs into the model is the level of volatility. These volatility levels are themselves not exchange traded and are not observable generally in the market. The company uses volatility input supplied by leading market participants (international banks). The company believes that no other possible alternative would result in significantly different fair value estimations.
Notes to the company financial statements cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 291
30
Change in comparative data
Cash flow statement
The cash flow comparative data has been amended to reclassify amounts paid for environmental rehabilitation and termination of employee benefit plans as amounts paid to suppliers and employees. The effect of this reclassification is as follows:
Figures in million
SA Rands
Environmental rehabilitation and other expenditure
99
Other non-cash movements
(99)
Income statement and balance sheet
AngloGold Ashanti has, as a result of further guidance on materiality assessment published in the United States of America, decided to assess materiality on a combination of two methods because it will result in a more accurate assessment of materiality on both the balance sheet and the income statement, irrespective of the year of occurrence.
In previous periods, AngloGold Ashanti used the “roll over” method to assess materiality for potential adjustments. The roll over method quantifies a misstatement based on the amount of the error originating in the current year income statement, it ignores the “carryover effects” of prior year misstatements. This can result in an accumulation of significant misstatements on the balance sheet. The alternative, to the roll-over method, the iron curtain method, quantifies a misstatement based on the effects of correcting the misstatement existing on the balance sheet.
As a result of the revised assessment criteria, AngloGold Ashanti identified an adjustment necessary to the balance sheet, principally to trade and other payables. The adjustment, due to an accumulation over several years of immaterial amounts in the income statement, has been accounted for retrospectively, and the comparative statements for 2005 have been restated.
The effect of the change on 2005 is as tabulated below. Opening retained earnings for 2005 have been reduced by R69 million which is the amount of the adjustment relating to periods prior to 2005. The net effect on the income statement was R87 million.
Figures in million
SA Rands
Income statement
Reduction in costs of sales
14
Dividends received from subsidiaries
77
Increase in taxation
(4)
Effect on profit for the year
87
Balance sheet
Assets
Increase in tangible assets
9
Decrease in inventories
(4)
Decrease in trade and other receivables
(24)
Liabilities
Decrease in deferred taxation
(29)
Increase in trade and other payables
69
Equity
Decrease in retained earnings
(59)
There are no cash flow effects.

Page 292_AngloGold Ashanti
_Annual Financial Statements 2006
Investment in principal subsidiaries and joint venture interests
For the year ended 31 December
Shares held
Country of
Nature of
2006
2005
incorporation
business
Direct investments
Advanced Mining Software Limited
17
C
40,000
40,000
AGRe Insurance Company Limited
17
F
2
2
AngloGold American Investments Limited
4
B
1,001
1,001
AngloGold Ashanti USA Incorporated
20
B
100
100
500*
500*
AngloGold Ashanti Health (Pty) Limited
17
E
8
8
AngloGold Ashanti Holdings plc
10
B
2,077,313,678
2,077,313,678
AngloGold Offshore Investments Limited
9
B
5,000,000
5,000,000
Eastvaal Gold Holdings Limited
17
B
454,464,000
454,464,000
Masakhisane Investment Limited
17
B
100
100
Nuclear Fuels Corporation of SA (Pty) Limited
17
D
1,450,000
1,450,000
Rand Refinery Limited **
17
G
208,471
208,471
Southvaal Holdings Limited (in voluntary liquidation)
17
B
26,000,000
26,000,000
Indirect investments
AG Mali Holdings
1
Limited
4
B
10,002
10,002
AG Mali Holdings
2
Limited
4
B
10,002
10,002
AngloGold Argentina Limited
4
B
1
1
AngloGold Argentina S.A.
1
B
1,331,093
1,331,093
AngloGold Ashanti Australia Limited
2
B
257,462,077
257,462,077
AngloGold Ashanti (Bibiani) Limited
8
A
4,500
4,500
AngloGold Ashanti (Colorado) Corp.
20
B
1,250
1,250
AngloGold Ashanti Exploration (Ghana) Limited
8
A
2
2
AngloGold Ashanti (Ghana) Limited
8
A
132,419,585
132,419,585
AngloGold Ashanti Holdings plc
10
B
1,024,840,886*
1,024,840,886*
AngloGold Ashanti (Iduapriem) Limited
8
A
53,010
53,010
AngloGold Ashanti (Nevada) Corp.
20
B
100
100
AngloGold Ashanti North America Inc.
20
B
7,902
7,902
AngloGold Australia Investment Holdings Limited
4
B
1,000
1,000
AngloGold Australia (Sunrise Dam) Pty Limited
2
A
2
2
AngloGold Ashanti Brasil Mineração Ltda.
5
B
8,827,437,875
8,827,437,875
AngloGold Brazil Limited
4
B
1
1
AngloGold CV 1 Limited
4
B
11,002
11,002
AngloGold CV 2 Limited
4
B
1,002
1,002
AngloGold CV 3 Limited
4
B
1,002
1,002
AngloGold Finance Australia Holdings Limited
14
B
2
2
AngloGold Finance Australia Limited
14
B
2
2
AngloGold Geita Holdings Limited
4
B
3,513
3,513
AngloGold Ashanti Holdings plc
10
B
1,024,840,886*
1,024,840,886*
AngloGold Investments Australasia Limited
4
B
1,000
1,000
AngloGold Investments Australia Pty Ltd
2
B
1
1
AngloGold Investments (Sadex) Limited
4
B
1,000'A'
1,000'A'
AngloGold Morila Holdings Limited
4
B
1,000
1,000
AngloGold Namibia (Pty) Ltd
15
A
10,000
10,000
AngloGold Offshore Investments Limited
4
B
422,510,000*
422,510,000*
AngloGold South America Limited
4
B
488,000
488,000
AngloGold South American Holdings Limited
4
B
1
1
Ashanti Goldfields Belgium S.A.
3
B
2,500
2,500
Ashanti Goldfields (Cayman) Limited
6
B
2
2
Ashanti Goldfields Holding (Luxembourg) S.A.
12
B
3,000,000
3,000,000
Ashanti Goldfields Kilo Sarl
20
H
15,520
15,520
Ashanti Goldfields Services Limited
19
B
588,409
588,409
Ashanti Goldfields Teberebie Limited
6
B
2
2

AngloGold Ashanti
_Annual Financial Statements 2006_Page 293
Percentage held
Book value
Net loan account
2006
2005
2006
2005
2006
2005
%
%
Rm
Rm
Rm
Rm
100
100
2
2
(8)
(9)
100
100
14
14
–
–
100
100
849
849
(49)
(44)
100
100
1,187
768
–
–
100
100
655
655
–
–
100
100
–
–
48
54
100
100
13,172
11,195
(538)
(496)
100
100
272
272
–
–
100
100
917
917
(602)
(602)
100
100
–
–
5
4
100
100
7
7
5
(162)
53.03
53.03
116
116
–
–
100
100
–
3
–
(3)
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
2
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
(2)
100
100
–
–
18
7
100
100
–
–
–
–
80
80
–
–
2
–
100
100
–
–
–
–
100
100
–
–
39
33
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
6
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
1
–
100
100
–
–
–
–
100
100
–
–
(191)
(172)
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
86.22
86.22
–
–
6
5
100
100
–
–
–
–
100
100
–
–
–
–

Page 294_AngloGold Ashanti
_Annual Financial Statements 2006
Shares held
Country of
Nature of
2006
2005
incorporation
business
Ashanti Treasury Services Limited
10
I
250,000
250,000
Australian Mining & Finance Pty Limited
2
B
48
48
Cerro Vanguardia S.A.
1
A
13,875,000
13,875,000
Chevaning Mining Company Limited
19
B
1,000
1,000
Cluff Holdings Pvt Limited
20
B
100
100
Cluff Mineral Exploration Limited
19
B
500,000
500,000
Cluff Oil Limited
19
B
19,646,377
19,646,377
Cluff Resources Limited
19
B
93,638,562
93,638,562
Cripple Creek & Victor Gold Mining Company
(USA joint venture)
20
A
–
–
Erongo Holdings Limited
4
B
13,334'A'
13,334'A'
Geita Gold Mining Limited
18
A
2
2
Golden Shamrock Mines Limited
2
B
2,000,000
2,000,000
GSM Gold S.A.
12
B
325,000
325,000
Mineração Serra Grande S.A.
5
A
499,999,997
499,999,997
Morila Limited
11
B
1
1
Pioneer Goldfields Limited
9
B
75,000,000
75,000,000
Sadiola Exploration Limited
4
B
5,000'A'
5,000'A'
Societé Ashanti Goldfields de Guinée S.A.
16
A
3,486,134
3,486,134
Teberebie Goldfields Limited
8
A
1,860,000
1,860,000
Joint ventures
Nufcor International Limited **
19
D
3,000,000
3,000,000
Société des Mines de Morila S.A.
13
A
400
400
Société d'Exploitation des Mines d'Or de Sadiola S.A.
13
A
38,000
38,000
Société d'Exploitation des Mines d'Or de Yatela S.A.
13
A
400
400
BGM Management Company Pty Ltd
2
A
3'B'
3'B'
Nature of business
Countries of incorporation
A – Mining
1 Argentina
8 Ghana
15 Namibia
B – Investment holding
2 Australia
9 Guernsey
16 Republic of Guinea
C – Software development
3 Belgium
10 Isle of Man
17 Republic of South Africa
D – Market agent
4 British Virgin Islands
11 Jersey
18 Tanzania
E – Health care
5 Brazil
12 Luxembourg
19 United Kingdom
F – Short-term insurance and
6 Cayman Islands
13 Mali
20 United States of America
re-assurance, captive
7 Democratic Republic of Congo
14 Malta
insurance
G – Precious metal refining
H – Exploration
I – Treasury
* Indicates preference shares
**
The statutory year-ends of Rand Refinery Limited and Nufcor International Limited are 30 September and 30 June respectively.
The management accounts of Rand Refinery Limited and Nufcor International Limited for the periods ended 30 September and
31 December respectively, have been included in the group’s results for the year ended 31 December 2006.
In terms of IAS 27, the Environmental Rehabilitation Trust Fund is deemed to be a subsidiary.
The aggregate interest in the net profits and losses in subsidiaries is as follows:
$ million
2006
2005
Profit attributable to equity shareholders
364
150
Losses attributable to equity shareholders
(530)
(413)
(166)
(263)
Investment in principal subsidiaries and joint venture interests cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 295
Percentage held
Book value
Net loan account
2006
2005
2006
2005
2006
2005
%
%
Rm
Rm
Rm
Rm
100
100
–
–
–
(7)
100
100
–
–
–
–
92.50
92.50
–
–
1
–
100
100
–
–
–
–
–
–
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
67
67
–
–
–
–
100
100
–
–
(13)
(12)
100
100
–
–
14
–
100
100
–
–
–
–
100
100
–
–
–
–
50
50
–
–
1
–
50
50
–
–
–
–
100
100
–
–
–
–
50
50
–
–
–
–
85
85
–
–
16
1
90
90
–
–
–
–
17,191
14,798
(1,237)
(1,405)
50
50
18
18
(2)
(2)
40
40
–
–
–
–
38
38
–
–
–
–
40
40
–
–
–
–
33.33
33.33
–
–
–
–
18
18
(2)
(2)

Page 296_AngloGold Ashanti
_Annual Financial Statements 2006
From time to time AngloGold Ashanti Limited may publicly disclose certain ‘Non-GAAP financial measures’ in the course of their financial presentations, earnings releases, earnings conference calls and otherwise.
The group utilises certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
1.
Headline earnings adjusted for the loss on unrealised non-
hedge derivatives and other commodity contracts, fair value
adjustment on convertible bond and interest rate swaps
(1)
(adjusted headline earnings)
(716)
(838)
Headline loss
(80)
(97)
Loss on unrealised non-hedge derivatives and other commodity
1,900
4,507
contracts
615
286
Deferred tax on unrealised non-hedge derivatives and other
(128)
(742)
commodity contracts (group note 12)
(106)
(21)
211
(137)
Fair value adjustment on option component of convertible bond
(16)
32
5
–
Fair value loss on interest rate swap
–
1
Headline earnings adjusted for the loss on unrealised non-
hedge derivatives and other commodity contracts, fair value
1,272
2,790
adjustment on convertible bond and interest rate swaps
413
201
(1)
Loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:
– Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
– Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
Headline earnings adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts, fair value adjustment on convertible bond and interest rate swaps are intended to
illustrate earnings after adjusting for:
– The unrealised fair value change in contracts that are still open at the reporting date, as well as the unwinding of the historic marked-to-market value of the positions settled in the period;
Non-GAAP disclosure
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 297
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
1. Headline earnings adjusted for the loss on unrealised non-
hedge derivatives and other commodity contracts, fair value
adjustment on convertible bond and interest rate swaps
(1)
(adjusted headline earnings) cont.
– Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters,
$83 million, R475 million and $69 million, R415 million in cash were injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire
investment in short-dated derivatives (certain of which have now matured) and investment in long-dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised
portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts are settled;
– The unrealised fair value change on the option component of the convertible bond amounting to $16 million, R137 million
(2005: $32 million, R211 million); and
– The unrealised fair value change on the onerous uranium
contracts.
481 1,023 Cents per share 151 76
This calculation is based on adjusted headline earnings of
$413 million, R2,790 million (2005: $201 million, R1,272 million)
and 272,808,217 (2005: 264,635,634) shares being the
weighted average number of ordinary shares in issue during the financial year.
2. Gross profit adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts (adjusted gross
profit)
Reconciliation of gross profit to gross profit adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts
1,099 2,700 Gross profit 443 185
Loss on unrealised non-hedge derivatives and other commodity
1,900 4,507 contracts 615 286
Gross profit adjusted for the loss on unrealised non-hedge
2,999 7,207 derivatives and other commodity contracts
(1)
1,058 470
(1)
Loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:
– Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
– Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.

Page 298_AngloGold Ashanti
_Annual Financial Statements 2006
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
2. Gross profit adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts (adjusted gross
profit) cont.
Gross profit adjusted for the loss on unrealised non-hedge
derivatives and other commodity contracts, is intended to illustrate earnings after adjusting for:
– The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the positions settled in the period;
– Investment in hedge restructure transaction: During the hedge restructure in the quarter ended 31 December 2004 and the
quarter ended 31 March 2005, $83 million, R475 million and
$89 million, R415 million in cash was injected into the hedge book in these quarters to increase the value of long-dated
contracts. The entire investment in short-dated derivatives
(certain of which have now matured) and investment in long-
dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge
derivatives is settled, and not when the short-term contracts are settled; and
– The unrealised fair value change on the onerous uranium
contracts.
Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts is analysed by origin as follows:
1,480 3,746 South Africa 549 230
203 245 Argentina 37 32
288 934 Australia 137 46
543 946 Brazil 138 86
(191) (186) Ghana (26) (29)
98 19 Guinea 4 15
443 986 Mali 146 69
64 148 Namibia 22 10
49 (19) Tanzania (2) 9
107 167 USA 23 17
(85) 221 Other, including corporate and non-gold producing subsidiaries 30 (15)
2,999 7,207 1,058 470
Non-GAAP disclosure cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 299
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
3.
Loss on non-hedge derivatives and other commodity contracts
is summarised as follows:
Group:
951
2,552
Gains on realised non-hedge derivatives
376
151
(1,842)
(4,343)
Loss on unrealised non-hedge derivatives
(591)
(277)
(91)
(9)
Unrealised loss on other commodity physical borrowings
(1)
(14)
33
(155)
Provision for loss on future deliveries of other commodities
(23)
5
Loss on non-hedge derivatives and other commodity contracts per
(949)
(1,955)
the income statement
(239)
(135)
Company:
379
1,112
Gains on realised non-hedge derivatives
166
62
(635)
(1,938)
Loss on unrealised non-hedge derivatives
(265)
(95)
(91)
(9)
Unrealised loss on other commodity physical borrowings
(1)
(14)
33
(101)
Provision for loss on future deliveries of other commodities
(15)
5
Loss on non-hedge derivatives and other commodity contracts
(314)
(936)
per the income statement
(115)
(42)
4.
Price received
16,750
20,137
Gold income per income statement
2,964
2,629
(566)
(804)
Adjusted for minority interests
(119)
(89)
16,184
19,333
2,845
2,540
951
2,552
Gains on realised non-hedge derivatives
376
151
17,135
21,885
3,221
2,691
190,767
173,639
Attributable gold sold – kg/ – oz (000)
5,583
6,133
89,819
126,038
Revenue price per unit – R/kg/ – $/oz
577
439
5.
Total costs
11,229
11,839
Total cash costs (group note 4)
1,746
1,766
(208)
(73)
Adjusted for minority interests and non-gold producing companies
(11)
(33)
Total cash costs adjusted for minority interests and non-gold
11,021
11,766
producing companies
1,735
1,733
168
152
Retrenchment costs (group note 4)
22
26
368
(35)
Rehabilitation and other non-cash costs (group note 4)
(3)
57
3,203
4,059
Amortisation of tangible assets (group note 4)
597
503
13
13
Amortisation of intangible assets (group note 4)
2
2
(102)
(122)
Adjusted for minority interests and non-gold producing companies
(18)
(16)
Total production costs adjusted for minority interests and non-gold
14,671
15,833
producing companies
2,335
2,305
191,783
175,253
Gold produced – kg/– oz (000)
5,635
6,166
57,465
67,133
Total cash cost per unit – R/kg/ – $/oz
308
281
76,495
90,345
Total production cost per unit – R/kg/– $/oz
414

Page 300_AngloGold Ashanti
_Annual Financial Statements 2006
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
6.
Cash gross profit
Gross profit adjusted for the loss on unrealised non-hedge
2,999
7,207
derivatives and other commodity contracts
1,058
470
3,203
4,059
Amortisation of tangible assets (group note 4)
597
503
13
13
Amortisation of intangible assets (group note 4)
2
2
(130)
(43)
Non-cash revenues
(5)
(20)
6,085
11,236
1,652
955
Cash gross profit is analysed by origin as follows:
2,562
5,366
South Africa
788
399
354
465
Argentina
69
56
494
1,179
Australia
173
78
687
1,136
Brazil
165
108
249
396
Ghana
60
40
258
282
Guinea
42
40
732
1,274
Mali
188
115
110
192
Namibia
28
17
289
246
Tanzania
37
47
363
432
USA
62
57
(13)
268
Other, including corporate and non-gold producing subsidiaries
40
(2)
6,085
11,236
1,652
955
7.
EBITDA
(309)
1,349
Operating profit (loss) per the income statement
246
(34)
3,203
4,059
Amortisation of tangible assets (group note 4)
597
503
13
13
Amortisation of intangible assets (group note 4)
2
2
300
44
Impairment of tangible assets (group note 6, 14 and 16)
6
44
125
–
Impairment of intangible assets (group note 17)
–
20
Loss on unrealised non-hedge derivatives and other commodity
1,900
4,507
contracts (note 3)
615
286
(5)
(2)
Share of associates’ EBITDA (group note 8)
(1)
(1)
(40)
(333)
Profit on disposal of assets (group note 6)
(48)
(5)
–
(36)
Recovery of exploration loan previously expensed (group note 6)
(5)
–
–
(9)
Profit on disposal of shares in Nufcor Uranium Limited (group note 6)
(1)
–
31
–
Abandonment of assets at Malian operations (group note 6)
–
5
5,218
9,592
1,411

Non-GAAP disclosure cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 301
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
8.
Interest cover
5,218
9,592
EBITDA (note 7)
1,411
820
690
822
Finance costs (group note 7)
123
108
102
71
Capitalised finance costs (group note 7 and 16)
10
16
792
893
133
124
7
11
Interest cover – times
11
7
9.
Equity and net capital employed
16,508
20,895
Shareholders’ equity per balance sheet
2,985
2,603
Adjusted to exclude:
1,655
1,503
– Other comprehensive income (group note 28)
215
261
227
45
– Actuarial losses (group note 28)
6
36
18,390
22,443
3,206
2,900
7,320
7,722
Deferred tax (group note 33)
1,103
1,154
Adjusted to exclude:
1,015
1,581
– Deferred tax on derivatives and other comprehensive income
226
160
131
28
– Deferred tax on actuarial losses
4
22
26,856
31,774
Equity
4,539
4,236
374
436
Minorities (group note 29)
62
59
10,825
9,963
Borrowings – long-term portion (group note 30)
1,423
1,706
1,190
413
Borrowings – short-term portion (group note 30)
59
188
39,245
42,586
Capital employed
6,083
6,189
(1,328)
(3,467)
Cash and cash equivalents (group note 25)
(495)
(209)
37,917
39,119
Net capital employed
5,588
5,980
10. Net debt
10,825
9,963
Borrowings – long-term portion (group note 30)
1,423
1,706
1,190
413
Borrowings – short-term portion (group note 30)
59
188
12,015
10,376
Total borrowings
1,482
1,894
(1,328)
(3,467)
Cash and cash equivalents (group note 25)
(495)
(209)
10,687
6,909
Net debt

1,685

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2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
11. Net asset value – cents per share
16,882
21,331
Total equity per balance sheet
3,047
2,662
265
280
Number of ordinary shares in issue (millions)
280
265
6,372
7,607
Net asset value – cents per share
1,087
1,005
Number of ordinary shares in issue consists of:
276,236,153 (2005: 264,938,432) ordinary shares (group note 27)
4,185,770 (2005: nil) E ordinary shares (group note 27)
12. Net tangible asset value – cents per share
16,882
21,331
Total equity per balance sheet
3,047
2,662
(2,533)
(2,909)
Intangible assets (group note 17)
(415)
(399)
14,349
18,422
2,632
2,263
265
280
Number of ordinary shares in issue (millions) (note 11)
280
265
5,416
6,569
Net tangible asset value – cents per share
939
854
13. Return on equity
Headline earnings adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts, fair value adjustment
1,272
2,790
on convertible bonds and interest rate swaps (note 1)
413
201
26,856
31,774
Equity (note 9)
4,539
4,236
26,719
29,315
Average equity
4,388
4,472
Note – equity for 2004 amounted to $4,708 million, R26,581 million
5
10
Return on equity – %
9
4
14. Return on net capital
Headline earnings adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts, fair value adjustment
1,272
2,790
on convertible bonds and interest rate swaps (note 1)
413
201
690
822
Finance costs (group note 7)
123
108
Headline earnings adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts, fair value adjustment
1,962
3,612
on convertible bonds and interest rate swaps (note 1)
536
309
37,917
39,119
Net capital employed (note 9)
5,588
5,980
36,129
38,518
Average net capital employed
5,784
5,988
Note – Net capital employed for 2004 amounted to $5,996 million,
R34,340 million
5
9
Return on net capital – %
9
5
Non-GAAP disclosure cont.
For the year ended 31 December

AngloGold Ashanti
_Annual Financial Statements 2006_Page 303
2005
2006
Figures in million
2006
2005
SA Rands
US Dollars
15. Free cash flow
3,892
7,825
Net cash inflow from operating activities per cash flow
1,137
612
(2,879)
(3,416)
Stay-in-business capital expenditure per cash flow
(504)
(452)
1,013
4,409
633
160
16. Market capitalisation
Number of ordinary shares in issue at year end (millions)
265
280
(group note 27)
280
265
Closing share price as quoted on the JSE and New York Stock
314.00
329.99
Exchange
47.09
49.33
83,191
92,536
Market capitalisation
13,205
13,069
17. Average number of employees
South Africa
35,968
40,754
Argentina
906
946
Australia
479
393
Brazil
4,428
3,371
Ghana
9,443
10,180
Guinea
2,708
1,978
Mali
1,473
1,309
Namibia
313
315
Tanzania
3,220
2,280
USA
369
357
Other, including corporate and non-gold producing subsidiaries
2,146
2,110
61,453
63,993

The process of producing gold
The process of producing gold can be divided into six main phases:
finding the orebody;
creating access to the orebody;
removing the ore by mining or breaking the orebody;
transporting the broken material from the mining face to the plants for treatment;
processing; and
refining.
This basic process applies to both underground and surface
operations.
Finding the orebody
AngloGold Ashanti’s global exploration group identifies targets and undertakes exploration, on its own or in conjunction with joint venture partners.
Creating access to the orebody
There are two types of mining which take place to access the orebody:
underground mining: a vertical or decline shaft (designed to transport people and/or materials) is sunk deep into the
ground, after which horizontal development takes place at
various levels of the main shaft or decline. This allows for further on-reef development of specific mining areas where
the orebody has been identified; and
open-pit mining: where the top layers of topsoil or rock
are removed in a process called ‘stripping’ to uncover
the reef.
Removing the ore by mining or breaking the orebody
In underground mining, holes are drilled into the orebody, filled with explosives and then blasted. The blasted ‘stopes’ or ‘faces’
are then cleaned and the ore released is then ready to be
transported out of the mine.
In open-pit mining, drilling and blasting may also be necessary to release the gold- bearing rock; excavators then load the
material onto the ore transport system.
Transporting the broken material from the mining face to the plants for treatment
Underground ore is transported by means of vertical and/or
horizontal transport systems. Once on surface, conveyor belts usually transport the ore to the treatment plants.
Open-pit mines transport ore to the treatment plants in vehicles capable of hauling large, heavy loads.
Services
Mining activities require extensive services, both on the surface and underground, including:
mining engineering services;
mine planning;
ventilation;
provision of consumable resources;
engineering services;
financial, administration and human resource services; and
environmental/sustainable development services.
Processing
Comminution is the process of breaking up ore to make gold
available for treatment. Conventionally, this process occurs in multi-stage crushing and milling circuits. Modern technology is to use large mills fed directly with run-of-mine material.
Gold ores can typically be classified into:
refractory ores, where the gold is locked within a sulphide
mineral and not readily available for recovery by the
cyanidation process; or
free milling, where the gold is readily available for recovery by the cyanidation process.
Refractory ore treatment: after fine grinding, the sulphide
materials are separated from the barren gangue material using
Gold production and mine-site rehabilitation processes
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flotation to produce a high-grade sulphide concentrate. The sulphide concentrate is oxidised by either roasting as at
AngloGold Ashanti Mineração or bacterial oxidation (BIOX) as at
Obuasi. The oxidation process oxidises the sulphide minerals, liberating the gold particles and making them amenable to
recovery by the cyanidation process.
Free milling and oxidised refractory ores are processed for gold recovery by leaching the ore in agitated tanks in an alkaline cyanide leach solution. This is generally followed by adsorption of the gold cyanide complex onto activated carbon-in-pulp (CIP).
An alternative process is the heap-leach process. This process is generally considered applicable to high-tonnage, low-grade ore deposits, but it can be successfully applied to medium-
grade deposits where the ore deposit tonnage cannot
economically justify constructing a process plant. Run- of-mine ore is crushed and heaped on a leach pad. Low strength
alkaline cyanide solution is applied, generally as a drip, to the top of the heap for periods of up to three months. The dissolved gold bearing solution is collected from the base of the heap and transferred to carbon-in-solution (CIS) columns where the gold cyanide complex is adsorbed onto activated carbon. The
stripped solution is recycled to the top of the heaps.
Gold adsorbed onto activated carbon is recovered by a process of re-dissolving the gold from the activated carbon (elution), followed by precipitation in electro-winning cells and
subsequent smelting of that precipitate into doré bars that are shipped to the gold refineries.
Retreatment of tailing stockpile from previous decades’
operations is also practiced by AngloGold Ashanti. The old
tailings are mined by water sluicing followed by agitator leaching in alkaline cyanide solution and recovery of dissolved gold onto activated carbon.
At AngloGold Ashanti operations, the main by-products
produced are:
silver, which is associated with gold in ratios ranging from
0.1:1 to 200:1 silver to gold;
sulphuric acid which is produced from the gases
generated by the roasting plants; and
uranium which is recovered in a process which involves initial acid leaching followed by recovery of the leached uranium
onto resin and subsequent stripping with ammonium
hydroxide and precipitation of crude yellow cake.
The tailings from the process operations are stored in
designated tailings storage facilities designed to enhance
water recovery and prevent contaminant seepage into the
environment.
Refining
The doré bars are transported to a refinery for further refining, to as close to pure gold as possible. This is known as good delivery status.
This gives the assurance that the bar contains the quantity and purity of gold as stamped on the bar.
The process of mine-site rehabilitation
In all the jurisdictions in which the company operates, it is required to conduct closure and rehabilitation activities to return the land to a productive state once mining has been completed. Additionally, the company is required to provide financial assurance, in a form prescribed by law, to cover some or all of the costs of the anticipated closure and rehabilitation costs for the operation. Rehabilitation refers to the process of reclaiming mined land to the condition that existed prior to mining or to a pre-determined post-mining use.
Closure plans are devised prior to the commencement of operation and are regularly reviewed to take into account life-of-mine projections. Although the final cost of closure cannot be fully determined ahead of closure, appropriate provision is made during the mine’s economic operation.

AngloGold Ashanti’s research and development includes a range of initiatives in geology, mining, processing, engineering, safety, environment, marketing and knowledge management. A
combination of collaborative and in-house research is adopted.
Collaborative partners include research organisations, universities, mining companies, mining service providers and contractors.
In addition, AngloGold Ashanti’s wholly owned subsidiary, ISS
International Ltd, (ISSI), is a global company specialising in seismic monitoring of mines, engineering structures and
earthquakes. The company initiates and undertakes both broad-
based and focused research and development to enhance the
safety of those working in mining by developing effective
monitoring and warning technology systems. ISSI functions on the international stage and its involvement in seismic matters extends well beyond the mining environment.
AngloGold Ashanti is a signatory of the International Cyanide
Management Institute (ICMI) and is committed to reaching
compliance with the International Cyanide Management Code. All processing operations group-wide were audited by an in-house audit team, areas of improvement were identified at the operations and a schedule is in place for the operations to undergo ICMI external audits to demonstrate compliance with the International
Cyanide Management Code. Extensive cyanide speciation studies have been conducted in collaboration with Mintek at the various plants in the South Africa region to determine, on both a macro and a micro-scale, the environmental impacts of cyanide in
residue material. A project evaluating the impacts of hypersaline water and cyanide on wildlife and the environment is under way in
Australia in collaboration with ACMER. Continuing projects cover cyanide measurement and control, cyanide recovery and cyanide destruction. These projects have enabled a clearer understanding of the environmental impacts of cyanide and have led to the
implementation of strategies to ensure compliance with the
requirements of the International Cyanide Management Code.
The AuTEK project to develop new industrial uses for gold is based at Mintek in Johannesburg. AngloGold Ashanti continues to support the catalysis initiative within the programme. This involves gold catalyst development for carbon monoxide oxidation, for use in fuel cells and in photocatalysis. Current efforts are aimed at improving scale-up and commercialisation of gold catalysts.
Geology initiatives include:
the development of a pneumatic sampler for underground use;
a digital terrain modelling system for proper representation of
3D data on underground plans, particularly in steeply dipping areas;
geometallurgical mapping and mine modelling to
systematically produce metallurgical ore body domains; and
a hydrothermal project to understand chemical
characteristics of ores and their potential impacts on
processing and recovery.
Mining initiatives include:
improving short-term seismic hazard assessment through
improved numerical modelling capability;
improving tunnel support systems in deep, seismically active mines through a destructive proof-testing approach;
development of an oscillating disc cutter to be mounted on a four wheel drive vehicle for underground face sampling;
development and testing of an underground water cannon
system for stope cleaning;
a large open-pit research project to develop a new toolbox
for geotechnical design and risk management;
Research and development
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AngloGold Ashanti
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development of an alternative radar system for radar
monitoring of pit slopes;
development of micro-seismic monitoring for pit wall stability as a backup monitoring system;
risk-based mine planning using conditional simulation
techniques; and
Integration of software used for geological mapping and
modelling.
Processing initiatives include:
Thiosulphate leaching of gold as a development of a non-
cyanide gold extraction process;
use of digital camera technology to measure mill feed size,
using this information to improve mill process control;
establishing uranium leaching conditions for maximum
extraction of uranium from the Vaal River operations;
Amira P9N comminution technology project on milling
efficiency, steel ball and liner wear;
Amira P420 gold processing project looking at refractory ore treatment, thiosulphate leaching, cyanide and the
environment;
Amira P266 thickening project, improving thickener
performance using discrete element analysis and modelling;
evaluation of optical sorting as a method for upgrading ore
streams or waste rock dumps; and
thickened tailings beach slope angle modelling to improve
tailings facility operation.
Other initiatives include:
monitoring real-time corrosion rates in uranium plant elution columns;
void-filling using aerated cement walls for improved
management of heat, radiation and ventilation; and
Automated in-stope water-blast to reduce silica dust
exposure in stopes.

AngloGold Ashanti’s rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. In a number of countries in which AngloGold Ashanti operates there are, in some cases, certain restrictions in terms of the group’s ability to independently move assets out of that country and/or transfer the assets within the group, without the prior consent of the local government or minority shareholders involved.
Argentina
According to Argentinean mining legislation, mines are the private property of the nation or a province, depending on where they are located. Individuals are empowered to explore for, exploit and dispose of mines as owners by means of a legal license granted by a competent authority under the provisions of the Argentine Mining
Code. The legal licenses granted for the exploitation of mines are valid for an undetermined period, provided that the mining title holder complies with the obligations settled in the Argentine Mining Code.
In Argentina, the usual ways of transferring rights over mining licenses are: to sell the license; to lease such license; or to assign the rights under such a license by a beneficial interest or Usufruct
Agreement. In the case of Cerro Vanguardia – AngloGold Ashanti’s operation in Argentina – the mining title holder is its partner,
Fomicruz, and due to the Usufruct Agreement signed between them and Cerro Vanguardia SA on 27 December 1996, the latter has the irrevocable right to the exploitation of the deposit for a period of
40 years. This agreement expires on 27 December 2036.
Australia
In Australia, with few exceptions, all onshore mineral rights are reserved by the government of the relevant state or territory.
Exploration for, and mining of, minerals is regulated by the general mining legislation and controlled by the mining ministry of each respective State or Territory.
Where native title has not been extinguished, native title legislation may apply to the grant of tenure and some subsequent
administrative processes. Federal and State Aboriginal heritage legislation also operates to protect special sites and areas from disturbance although to date there has not been any adverse impact on any of AngloGold Ashanti’s operating properties.
AngloGold Ashanti’s operating properties are located in the state of Western Australia. The most common forms of tenure are
exploration and prospecting licenses, mining leases,
miscellaneous licenses and general purpose leases. In most
Australian states, if the holder of an exploration license establishes indications of an economic mineral deposit and complies with the conditions of the grant, the holder of the exploration license has a priority right against all others to apply for a mining lease which gives the holder exclusive mining rights with respect to minerals on the property.
It is possible for an individual or entity to own the surface of the property and for another individual or entity to own the mineral rights.
Typically the maximum initial term of a mining lease is 21 years, and the holder has the right to renew the lease for a further period of
21 years. Subsequent renewals are subject to the discretion of the respective State or Territory’s minister responsible for mining rights.
Mining leases can only be assigned with the consent of the relevant minister.
Government royalties are payable as specified in the relevant legislation in each State or Territory. A general purpose lease may also be granted for one or more of a number of permitted purposes.
These purposes include erecting, placing and operating machinery and plant in connection with mining operations, depositing or treating minerals or tailings and using the land for any other specified purpose directly connected with mining operations.
Rights to mine and title to properties
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AngloGold Ashanti owns the mineral rights and has 21-year term mining leases with rights of renewal to all of its mining areas in
Australia, including its proportionate share of joint venture operations, and both the group and its joint venture partners are fully authorised to conduct operations in accordance with relevant laws and regulations. The mining leases and rights of renewal cover the current life-of-mine at AngloGold Ashanti’s operations in Australia.
Brazil
In Brazil, there are two basic mining rights:
a license for the exploration stage, valid up to three years, renewable once; and
a Mining Concession or Mine Manifest, valid for the life of the deposit.
In general, exploration licenses are granted on a first-come, first-
served basis. Mining concessions are granted to the holders of exploration licenses that manage to prove the existence of a Mineral
Resource and have been licensed by the environmental competent authority.
Mine Manifests (mining titles granted in 1936) and Mining
Concessions (mining titles presently granted through an order signed by the Secretary of Mines of the Ministry of Mines and
Energy) are valid for an undetermined period until depletion of reserves, provided that the mining title holder complies with current
Brazilian mining and environmental legislation, as well as with those requirements set out by the National Department of Mineral
Production (DNPM) who acts as inspecting entity for mining
activities. Obligations of the titleholder include:
the start of construction, as per an approved development plan, within six months of the issuance of the concession;
extracting solely the substances indicated in the concession;
communicating to the DNPM the discovery of a mineral
substance not included in the concession title;
complying with environmental requirements;
restoring the areas degraded by mining; refrain from interrupting exploitation for more than six months; and
reporting annually on operations.
The difference between a Mine Manifest and a Mining Concession lies in the legal nature of these two mining titles, since it is much more difficult and complicated for the public administration to withdraw a Mine Manifest than a Mining Concession although, in practice, it is possible for a Manifest to be cancelled or to become extinct if the abandonment of the mining operation is formally proven. All of AngloGold Ashanti’s operations in Brazil have indefinite mining licenses.
Ghana
Mining activities in Ghana are primarily regulated by the new Minerals and Mining Act, 2006 (the “Mining Act.”) The Mining Act replaces the repealed Minerals and Mining Law, 1986 (PNDCL 153). The Mining
Act replicates many of the provisions of the old Law. Under the
Constitution and the Mining Act, all minerals in Ghana in their natural state are the property of the State and title to them is vested in the
President on behalf of and in trust for the people of Ghana, with rights of prospecting, recovery and associated land usage being granted under license or lease.
The key material modifications to the previous mining regime effected by the Mining Act are:
the right of the government to acquire a 10% ‘free-carried’
interest in a mining company continues, but any further interest in the mining company shall be acquired on terms to be agreed with the holder of the mining right. The Act does not prescribe any terms;

compensation principles for disturbance of an owner’s surface rights; and
although the right of the government to be issued with a
special share in a mining company still exists, the consent of the special shareholder will only be required for the disposal of a mining lease and/or material assets, which are situated
in Ghana.
A license is required for the export or disposal of such minerals and the government has a right of pre-emption over all such minerals.
The government of Ghana shall acquire, without payment, a 10%
interest in the rights and obligations of the mineral operations in relation to a mineral right to reconnaissance, prospecting or mining, and shall have the option to acquire a further 20% interest where any mineral is discovered in commercial quantities, on terms agreed between the government and the holder of the mining lease subject to arbitration if the parties fail to agree.
A license or lease granting a mineral right is required to prospect for or mine a mineral in Ghana and the Minister of Energy
and Mines has the power to negotiate, grant, revoke, suspend or renew any mineral right, subject to a power of disallowance exercisable within 30 days of such grant, revocation, suspension or renewal by the Cabinet. The powers of the Minister of
Mines are to be exercised on the advice of the Minerals
Commission, which is responsible for regulating and managing the utilisation of natural resources and coordinating policies relating to them.
The grant of a mining lease by the Minister of Mines is normally subject to parliamentary ratification unless the mining lease falls into a class of transactions exempted by Parliament.
A mineral right is deemed a requisite and sufficient authority over the land in respect of which the right is granted, although a separate license is required for some other activities,
including the diversion of water, and additional consents may be required for certain developments. A mineral right or interest therein may not be transferred, assigned or otherwise dealt with in any other manner without prior written approval of the Minister of Mines.
Control of mining companies: The Minister of Mines has the power to object to a person becoming or remaining a ‘‘shareholder
controller’’, a ‘‘majority shareholder controller’’ or an ‘‘indirect controller’’ of a company which has been granted a mining lease if he considers that the public interest would be prejudiced by the person concerned becoming or remaining such a controller. In this context:
shareholder controller means a person who, either alone or
with certain others, is entitled to exercise or control the
exercise of 20% or more of the voting power at any general
meeting of a mining company or of any other company of
which it is a subsidiary;
majority shareholder controller means a shareholder controller in whose case the percentage referred to above also exceeds
50%; and
indirect controller means a person in accordance with whose
directions or instructions the director of a mining company, or of another company of which it is a subsidiary, or the
shareholder controllers of that mining company, are
accustomed to act.
A person may not become a shareholder controller, a majority shareholder controller or an indirect controller of a mining company unless he has served written notice on the Minister of Mines of his intention to that effect and the Minister of Mines consents to his becoming such a controller or does not object within a period of six months.
Rights to mine and title to properties cont.
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Where a person becomes or continues to be a controller of the relevant description after a notice of objection has been served on him, or is otherwise in contravention of the procedures prescribed by the Mining Act, the Minister of Mines may notify the controller that, until further notice, any specified shares are subject to restrictions. The relevant restrictions include restrictions on transfer, voting rights, receipt of further shares and distributions.
The Minister of Mines may apply to the High Court to order the sale of any shares which are the subject of such a restriction. There is no legal restriction on the foreign ownership of a mining company.
Where a person, either alone or with others, acquires an interest in
5% or more of the voting power of a mining company he is required to notify the Minister of Mines. A person who is a controller of a mining company must give notice of his ceasing to be such a
controller before he disposes of his interest. In addition, the mining company itself has to give notice to the Minister of Mines of the fact that any person has become or ceased to be a controller.
Violation of these provisions of the Mining Act is a criminal offence.
The Mining Act also gives the Minister of Mines power to
investigate and report on the ownership and control of any mining company.
The Act provides for stability agreements as a mechanism to
ensure that the incentives and protection afforded by laws in force at the time of the stability agreement are guaranteed for 15 years.
A stability agreement is subject to ratification by Parliament.
Under the Act, the Minister may enter into a development
agreement under a mining lease where the proposed investment by the holder will exceed $500 million. A development agreement may contain provisions relating to the mineral right or operations to be conducted, the circumstances or manner in which the Minister may exercise discretion conferred by the Act, stability terms, and in relation to environmental issues and obligations of the mineral right.
A development agreement is also subject to ratification by
Parliament.
Prior to the business combination between AngloGold and Ashanti,
AngloGold and the government of Ghana agreed the terms of a
Stability Agreement to govern certain aspects of the fiscal and regulatory framework under which AngloGold Ashanti would
operate in Ghana following the implementation of the business combination.
Payments and allowances
The Mining Act provides that royalties are payable by the holder of a mining lease to the State at rates of between 3% and 6% of total minerals revenue, depending on a formula set out in mineral royalty regulations. The laws of Ghana currently provide for income tax at a rate of 25%. The Mining Act provides for an entitlement to certain specified capital allowances and various additional fiscal and other benefits.
AngloGold Ashanti and the Government of Ghana have entered
into the Stability Agreement with respect to the payment of
royalties and taxes.
Under the Stability Agreement, the government of Ghana agreed:
to extend the term of the mining lease relating to the Obuasi mine until 2054 on terms existing prior to the business
combination;
to maintain for a period of 15 years, the royalties payable by
AngloGold Ashanti with respect to its mining operations in
Ghana at a rate of 3% per annum of the total revenue from
minerals obtained by AngloGold Ashanti from such mining
operations;

to ensure that the income tax rate would be 30% for a period of fifteen years. The agreement was amended in December
2006 to a tax rate equal to the prevailing corporate rate and shall not be more than 30%;
that a sale of AngloGold Ashanti’s or any of its subsidiaries'
assets located in Ghana remain subject to the government's
approval;
to permit AngloGold Ashanti and any or all of its subsidiaries in Ghana to retain up to 80% of their exportation proceeds in foreign currencies offshore, or if such foreign currency is held in Ghana, to guarantee the availability of such foreign
currency; and
to retain its special rights (Golden Share) under the provisions of the mining Act pertaining to the control of a mining
company, in respect of the assets and operations in Ghana.
The Government of Ghana also agreed that AngloGold Ashanti's
Ghanaian operations will not be adversely affected by any new enactments or orders or by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend remittance for a period of 15 years after the completion of the business combination. In consideration of these agreements and undertakings, AngloGold Ashanti issued to the government of Ghana 2,658,000 ordinary shares and paid to the government of Ghana $5 million in cash, promptly after the implementation of the business combination. AngloGold Ashanti also paid to the government of Ghana, on the date of the
completion of the business combination, an additional $5 million in cash towards the transaction costs incurred by the government of
Ghana in its role as regulator.
Retention of foreign earnings: Holders of mining leases have certain limited rights to retain foreign exchange earnings overseas and to use such earnings for the acquisition of machinery and equipment as well as for certain other payments, such as debt service payments and dividends. Where the net earnings of a
holder of a mining lease are in foreign currency, the holder is permitted to retain not less than 25% of foreign exchange earnings in an external bank account for acquiring machinery and
equipment, spare parts and raw materials as well as for certain other payments, such as dividend and debt service payments.
AngloGold Ashanti’s operations in Ghana are permitted to retain
80% of its foreign exchange earnings in such an account. In
addition, the company has permission from the Bank of Ghana to retain and use, outside of Ghana, dollars required to meet
payments to the company’s hedge counterparts which cannot be met from the cash resources of its treasury company.
Leases: Mining leases may be applied for either by a prospecting license holder who has established the existence of minerals in commercial quantities or by others who do not hold such licenses, who establish the same to the satisfaction of the Minister of Mines.
Mining leases are normally granted for a period not exceeding
30 years and the holder may apply to the Minister of Mines for renewal, on such conditions as the Minister of Mines may
determine, for up to another 30 years. This period has been
extended in terms of the Stability Agreement. They are to have a maximum size (subject to derogation by the President where it is considered to be in the national interest) of 50 square kilometres for any grant and 150 square kilometres in aggregate.
A holder may apply for an enlargement of the mining area, which, subject to the Mining Law, the Minister of Mines may grant if satisfied that such approval is in the national interest. The rights conferred by mining leases include those to take all reasonable measures on or under the surface to mine the mineral to which the
Rights to mine and title to properties cont.
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mining lease relates, to erect necessary equipment, plant and buildings, to prospect within the mining area and to stack or dump mineral waste in an approved manner.
Reconnaissance and prospecting licenses are normally granted for up to 12 months and three years respectively, subject to renewal.
A detailed program must be submitted for the recruitment and training of Ghanaians with a view to achieving ‘localisation’, being the replacement of expatriate personnel by Ghanaian personnel. In addition, the holder must give preference to Ghanaian products and personnel, to the maximum extent possible, consistent with safety, efficiency and economies.
Prior notification to the Minister of Mines is required for ceasing, suspending or curtailing production. Approval to such actions may be given, subject to conditions determined on the advice of the
Minerals Commission.
There are also provisions relating to surrender, suspension and cancellation of mineral rights in certain circumstances. The Minister of Mines may suspend or cancel a mineral right if, among other things, the holder:
fails to make payments under the Mining Act when due;
is in breach of any provisions of the Mining Actor the
conditions of the mineral right or the provisions of any other enactment relating to mines and minerals;
becomes insolvent or bankrupt;
makes a statement to the Minister of Mines in relation to the mineral right which he knows, or ought to have known, to be
false; or
for any reason becomes ineligible to apply for a mineral right under the provision of the Mining Law.
Except as otherwise provided in a specific mining lease, all immovable assets of the holder under the mining lease vest in the
State on termination, as does all moveable property that is fully depreciated for tax purposes. Moveable property that is not fully depreciated is to be offered to the State at the depreciated cost.
The holder must exercise his rights subject to such limitations relating to surface rights as the Minister of Mines may prescribe.
Subject to the proper conduct of the mining operations, the holder must affect as little as possible the interest of any lawful occupier, whose grazing rights are retained but who is precluded from
erecting any building without the consent of the holder (or, if such consent is unreasonably withheld, without the consent of
the Minister).
An owner or occupier of any land subject to a mineral right may apply to the holder of the mineral right for compensation and the amount of the compensation shall, subject to the approval of the
Land Valuation Board, be determined by agreement between the parties concerned (or, if they are unable to reach agreement, by the
Minister of Mines in consultation with the Land Valuation Board).
The Land Valuation Board has in the past increased amounts of compensation payable to owners and occupiers. The holder, in the exercise of his rights, is required to have due regard to the effect of the mineral operations on the environment and is to take such steps as may be necessary to prevent pollution of the environment as a result of such operations.
A range of activities and breaches of the Mining Law, including obstructing the government from exercising its pre-emption right and conducting mining, prospecting or related activities other than in accordance with the Mining Law, constitute offences punishable by fine or imprisonment. The maximum fine is 500,000 cedis (at the current exchange rate, equivalent to approximately $50) and the maximum term of imprisonment is two years.

Mining properties: The current mining lease for the Obuasi area was granted by the government of Ghana on 5 March 1994.
It grants mining rights to land with an area of approximately
334 square kilometres in the Amansie East and Adansi West
districts of the Ashanti region for a term of 30 years from the date of the agreement. In addition, the application for a mining lease over the adjacent 140 square kilometres has also been granted resulting in the total area under mining lease conditions increasing to 474 square kilometres, “the Lease Area”. The company is
required to pay to the government of Ghana rent (subject to review every five years, when the rent may be increased by up to 20%) at a rate of approximately $5 per square kilometres and such royalties as are prescribed by legislation, including royalties on timber felled within the Lease Area.
Bibiani had title to a 50 square kilometres mining lease for a period of 30 years to 18 May 2027. The terms and conditions of the lease are consistent with similar leases granted in respect of Obuasi.
With effect from 1 October 2001, the Bibiani mining lease was transferred to Ashanti Goldfields Company Limited from Ashanti
Goldfields (Bibiani) Limited. Effective 1 December 2006, the Bibiani
Mine and its assets were sold to Central African Gold Limited.
Iduapriem has title to a 33 square kilometre mining lease granted on 19 April 1989 for a period of 30 years. The terms and conditions of the lease are consistent with similar leases granted in respect of the Obuasi mining lease.
Teberebie has two leases, one granted in February 1998 for a term of 30 years, and another granted in June 1992 for a term of
26 years. The terms and conditions of these leases are
consistent with similar leases granted in respect of the Obuasi mining lease.
Guinea
In Guinea, all mineral substances are the property of the State.
Mining activities are primarily regulated by the Mining Code, 1995.
The right to undertake mining operations can only be acquired by virtue of one of the following mining titles: surveying permit, small-
scale mining license, mining prospecting license, mining license or mining concession.
The holders of mining titles are guaranteed the right to dispose freely of their assets and to organise their enterprises as they wish, the freedom to engage and discharge staff in accordance with the regulations in force, free movement of their staff and their products throughout Guinea and freedom to dispose of their products in international markets.
The group’s Guinea subsidiary, Société Ashanti Goldfields de
Guinée SA (SAG), has title to the Siguiri mining concession area which was granted on 11 November 1993 for a period of 25 years.
The agreement provides for an eventual extension/renegotiation after 23 years for such periods as may be required to exhaust economic Ore Reserves.
The original area granted encompassed 8,384 square kilometres which the subsidiary was required to reduce to five or fewer single blocks of not less than 250 square kilometres per
block
totalling not more than 1,500 square kilometres
by
11
November 1996. The retrocession reduced the
Siguiri concession area to four blocks totalling 1,495 square kilometres.
SAG has the exclusive right to explore and mine in the remaining
Siguiri concession area for a further 22-year period from
11 November 1996 under conditions detailed in a Convention de
Base predating the new Guinea Mining Code.
Rights to mine and title to properties cont.
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Key elements of the Convention de Base are:
the government of Guinea holds a 15% free-carried or non-
contributory interest; a royalty of 3% based on a spot gold
price of less than $475, and 5% based on a spot gold price
above $475, as fixed on the London Gold Bullion Market, is
payable on the value of gold exported; a local development
tax of 0.4% is payable on the gross sales revenues; salaries of expatriate employees are subject to a 10% income tax;
mining goods imported into Guinea are exempt from all
import taxes and duties for the first two years of commercial production; and
SAG is committed to adopt and progressively implement a plan for the effective rehabilitation of the mining areas disturbed or affected by operations.
The Convention de Base is subject to early termination if both parties formally and expressly agree to do so, if all project activities are voluntarily suspended for a continuous period of eight months or are permanently abandoned by our subsidiary or if SAG goes into
voluntary liquidation or is placed into liquidation by a court of competent jurisdiction.
In addition to the export tax payable to the government of Guinea, a royalty on production may be payable to the International Finance
Corporation (IFC) and to Umicore SA, formerly Union Miniere (UM).
Pursuant to the option agreement between UM and Golden
Shamrock Mines Limited (GSM), a royalty on production may be payable to UM by Chevaning Mining Company Limited (CMC) or
GSM, which payment obligation has been assigned to AngloGold
Ashanti (Ghana) Limited, on a sliding scale of between 2.5% and
7.5%, based on the spot gold price per ounce between $350 and
$475, subject to indexing from 1 January 1995, to a cumulative maximum of $60 million. In addition, under the terms of the
restructuring agreement with the IFC, a sliding scale royalty on production may be payable to the IFC calculated on the same
basis but at half the rate payable to UM, to a maximum of
$7.8 million.
Mali
Mineral rights in Mali are governed by the Mining Act and Regulations promulgated in 1991. Exploration is carried out under permits granted by Ministerial Decree following application to the National
Director of Geology and Mines from the Ministry of Mines, Energy and Water conveying exclusive title to conduct exploration. The permit is valid for a three-year period and is renewable twice. A company applying (in an area it selected) for such a permit must provide proof of technical and financial capabilities.
An exploitation permit is required to mine a deposit located within the exploration area. This permit grants exclusive title to mine for a maximum period of 30 years (inclusive of renewals) and is
granted by the Council of Ministers following application to the
National Director of Mines.
Both permits referred to above include a Mining Convention
(Convention d’Etablissement) covering exploration, mining,
treatment and marketing in a comprehensive document. This
outlines the general conditions with regard to exploration (work program, fiscal and customs regime) and exploitation (formation of a local limited liability company and mining company, state
shareholdings, the fiscal and customs regime during construction and exploitation phases, exchange controls, marketing of the product, accounting regime, training programmes for local labour, protection of the environment, reclamation, safety, hygiene and settlement of disputes).
Application for an exploration permit is submitted to the National
Director of Mines based on various documents, including applicant identification, locations, receipts for payment of fixed rights and surface fees, and articles of association, together with a draft mining convention. An inter-ministerial committee examines the applications and one company is retained to do the exploration. This company then negotiates a draft of the Mining Convention and the Minister of
Mines grants the exploration permit by an in-house decree published in the Malian Gazette.
Once an economically viable deposit has been identified, an
application for an exploitation permit is submitted to the National
Director of Mines. This application must be made prior to the expiry of the exploration permit. The application document must contain a map and co-ordinates, a receipt for payment of fixed rights and surface fees and a summary of technical and financial capabilities. The exploitation title is granted following a thorough investigation.
AngloGold Ashanti has complied with all applicable requirements and the relevant permits have been issued. Morila, Sadiola and
Yatela have 30-year permits which expire in 2029, 2024 and 2030, respectively.
Namibia
Mineral rights in Namibia vest in the State. In order to prospect or mine, the Ministry of Mines and Energy initially grants
a prospecting license and on presentation of a feasibility
study, a mining license is then granted taking into account
the abilities of the company, including mining, financial and technical capabilities, rehabilitation programmes and payment of royalties. The relevant license has been granted to
AngloGold Namibia (Pty) Ltd in respect of its mining and
prospecting activities in Namibia. The current 15-year license expires in 2018.
South Africa
The Mineral and Petroleum Resources Development Act: In October
2002, the President of South Africa assented to the Mineral and
Petroleum Resources Development Act (MPRDA), which was
passed by the Parliament of South Africa in June 2002 and came into effect on 1 May 2004. The MPRDA vests custodianship of South
Africa’s mineral rights in the State, which will issue prospecting rights or mining rights to applicants in the future. For further details relating to the MPRDA and the associated broad-based socio-economic
empowerment charter and related scorecard, as well as AngloGold
Ashanti’s progress in converting existing rights in terms of the new legislation. AngloGold Ashanti’s new order mineral rights in South
Africa could be suspended or cancelled should the company breach, and fail to remedy such breach of its obligations in respect of the acquisition of these rights.
Tanzania
Mineral rights in the United Republic of Tanzania are governed by the
Mining Act of 1998, and property and control over minerals are vested in the United Republic of Tanzania. Prospecting for the mining of minerals, except petroleum, may only be conducted under
authority of a mineral right granted by the Ministry of Energy and
Minerals under this Act.
The three types of mineral rights most often encountered, which are also those applicable to AngloGold Ashanti, are:
prospecting licenses;
retention licenses; and
mining licenses.
A prospecting license grants the holder thereof the exclusive right to prospect in the area covered by the license for all minerals, other than building and gemstones, for a period of three years. Thereafter, the license is renewable for two further periods of two years each.
On each renewal of a prospecting license, 50% of the area covered
Rights to mine and title to properties cont.
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by the license must be relinquished. Before application is made for a prospecting license, a prospecting reconnaissance for a maximum area of 5,000 square kilometres is issued for a period of two years after which a three-year prospecting license is applied for.
A company applying for a prospecting license must, inter alia, state the financial and technical resources available to it. A retention license can also be requested from the Minister, after the expiry of the 3-2-2-year prospecting license period, for reasons ranging from funds to technical considerations.
Mining is carried out through either a mining license or a special mining license, both of which confer on the holder thereof the exclusive right to conduct mining operations in or on the area covered by the license.
A mining license is granted for a period of 10 years and is renewable for a further period of 10 years. A special mining license is granted for a period of 25 years and is renewable for a further period of 25 years.
If the holder of a prospecting license has identified a mineral deposit within the prospecting area which is potentially of commercial significance, but it cannot be developed immediately by reason of technical constraints, adverse market conditions or other economic factors of a temporary character, it can apply for a retention license which will entitle the holder thereof to apply for a special mining license when it sees fit to proceed with mining operations.
A retention license is valid for a period of five years and is thereafter renewable for a single period of five years. A mineral right may be freely assigned by the holder thereof to another person, except for a mining license, which must have the approval of the Ministry to be assigned.
However, this approval requirement for the assignment of a mining license will not apply if the mining license is assigned to an affiliate company of the holder or to a financial institution or bank as security for any loan or guarantee in respect of mining operations.
A holder of a mineral right may enter into a development agreement with the Ministry to guarantee the fiscal stability of a long-term mining project and make special provision for the payment of royalties, taxes, fees and other fiscal imposts.
AngloGold Ashanti has complied with all applicable requirements and the relevant licenses have been issued for 25 years and expire in 2024.
United States of America
Mineral rights, as well as surface rights, in the United States are owned by private parties, state governments and the federal government.
Most land prospective for precious metals exploration, development and mining are owned by the federal government and are obtained through a system of self-initiated mining claim location pursuant to the
General Mining Law of 1872, as amended. Individual states typically follow a lease system for state-owned minerals. Private parties have the right to sell, lease or enter into other agreements, such as joint ventures, with respect to minerals that they own or control. All mining activities, regardless of whether they are situated on privately- or publicly-owned lands, are regulated by a myriad of federal, state and local laws, regulations, rules and ordinances, which address various matters including environmental protection, mitigation and
rehabilitation.
Authorisations and permits setting forth the activities and restrictions pertaining thereto are issued by the responsible governmental agencies for all phases of mining activities.
The Cripple Creek & Victor Gold Mining Company joint venture consists almost entirely of owned patented mining claims from public lands, with a small percentage of private and state lands being leased.
The total area of control is approximately 7,100 acres. Patented claims vest ownership in the holder, including the right to mine for an indefinite tenure. All life-of-mine reserves are within these property controls. The mining and rehabilitation permits issued by the State of Colorado are life-of-mine permits.

Mining terms
BIF:
Banded Ironstone Formation. A chemically formed iron-rich
sedimentary rock.
By-products:
Any products that emanate from the core process of
producing gold, including silver, uranium and sulphuric acid.
Calc-silicate rock:
A metamorphic rock consisting mainly of
calcium-bearing silicates such as diopside and wollastonite, and formed by metamorphism of impure limestone or dolomite.
Carbon-in-leach (CIL):
Gold is leached from a slurry of gold ore
with cyanide in agitated tanks and adsorbed on to carbon granules in the same circuit. The carbon granules are separated from the slurry and treated in an elution circuit to remove the gold.
Carbon-in-pulp (CIP):
Gold is leached conventionally from a
slurry of gold ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where carbon granules are mixed with the slurry and gold is adsorbed on to the carbon. The
granules are separated from the slurry and treated in an elution circuit to remove the gold.
Comminution:
Comminution is the crushing and grinding of ore to
make gold available for treatment. (See also “Milling”).
Contained gold:
The total gold content (tons multiplied by grade) of
the material being described.
Cut-off Grade (Surface Mines):
The minimum grade at which a
unit of ore will be mined to achieve the desired economic outcome.
Depletion:
The decrease in quantity of ore in a deposit or property
resulting from extraction or production.
Development:
The process of accessing an orebody through shafts
and/or tunnelling in underground mining operations.
Diorite:
An igneous rock formed by the solidification of molten
material (magma).
Electro-winning:
A process of recovering gold from solution by
means of electrolytic chemical reaction into a form that can be smelted easily into gold bars.
Elution:
Recovery of the gold from the activated carbon into solution before zinc precipitation or electro-winning.
Grade:
The quantity of gold contained within a unit weight of gold-
bearing material generally expressed in ounces per short ton of ore
(oz/t), or grams per metric tonne (g/t).
Greenschist:
A schistose metamorphic rock whose green colour is
due to the presence of chlorite, epidote or actinolite.
Indicated Mineral Resource:
An ‘Indicated Mineral Resource’ is
that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.
Inferred Mineral Resource:
An ‘Inferred Mineral Resource’ is that
part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological
Glossary of terms
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and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.
Leaching:
Dissolution of gold from crushed or milled material,
including reclaimed slime, prior to adsorption on to activated carbon.
Life of mine (LOM):
Number of years that the operation is planning
to mine and treat ore, and is taken from the current mine plan.
Measured Mineral Resource:
A ‘Measured Mineral Resource’ is
that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing, information
gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade
continuity.
Metallurgical plant:
A processing plant erected to treat ore and
extract gold.
Milling:
A process of reducing broken ore to a size at which
concentrating can be undertaken. (See also “Comminution”).
Mine call factor:
The ratio, expressed as a percentage, of the
total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on
sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling.
Mineral deposit:
A mineral deposit is a concentration (or
occurrence) of material of possible economic interest in or on the
Earth’s crust.
Mineral Resource:
A ‘Mineral Resource‘ is a concentration or
occurrence of material of intrinsic economic interest (in or on the
Earth’s crust) in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The
location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-
divided, in order of increasing geological confidence, into Inferred,
Indicated and Measured categories.
Ore Reserve:
An ‘Ore Reserve‘ is the economically mineable part of
a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate that at the time of reporting, extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore
Reserves.
Ounce (oz) (troy):
Used in imperial statistics. A kilogram is equal to
32.1507 ounces. A troy ounce is equal to 31.1035 grams.
Pay limit:
The grade of a unit of ore at which the revenue from the
recovered mineral content of the ore is equal to the total cash cost including Ore Reserve Development and stay-in-business capital.
This grade is expressed as an in-situ value in grams per tonne or ounces per short ton (before dilution and mineral losses).

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Glossary of terms – Mining cont.
Precipitate:
The solid product of chemical reaction by fluids such as
the zinc precipitation referred to below.
Probable Reserve:
A ‘Probable Ore Reserve’ is the economically
mineable part of an Indicated, Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.
Productivity:
An expression of labour productivity based either on
the ratio of grams of gold produced per month to the total number of employees or area mined (in square metres) per month to the total number of employees in underground mining operations.
Proved Reserve:
A ‘Proved Ore Reserve’ is the economically
mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.
Project capital:
Capital expenditure to either bring a new operation
into production; to materially increase production capacity; or to materially extend the productive life of an asset.
Reclamation:
In the South African context, reclamation describes
the process of reclaiming slimes (tailings) dumps using high-pressure water cannons to form a slurry which is pumped back to the
metallurgical plants for processing.
Recovered grade:
The recovered mineral content per unit of ore
treated.
Reef:
A gold-bearing sedimentary horizon, normally a conglomerate
band that may contain economic levels of gold.
Refining:
The final purification process of a metal or mineral.
Rehabilitation:
The process of reclaiming land disturbed by mining
to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws including, but not limited to the
South African Department of Minerals and Energy, the US Bureau of
Land Management, the US Forest Service, and the relevant
Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.
Seismic event:
A sudden inelastic deformation within a given
volume of rock that radiates detectable seismic waves energy.
Shaft:
A vertical or subvertical excavation used for accessing an
underground mine; for transporting personnel, equipment and
supplies; for hoisting ore and waste; for ventilation and utilities;
and/or as an auxiliary exit.
Skarn:
A rock of complex mineralogical composition, formed by
contact metamorphism and metasomatism of carbonate rocks.
Smelting:
A pyro-metallurgical operation in which gold is further
separated from impurities.

AngloGold Ashanti
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Stay-in-business capital:
Capital expenditure to maintain existing
production assets. This includes replacement of vehicles, plant and machinery, ore reserve development and capital expenditure related to safety, health and the environment.
Stope:
Underground excavation where the orebody is extracted.
Stoping:
The process of excavating ore underground.
Stripping ratio:
The ratio of waste tonnes to ore tonnes mined
calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.
Syngenetic:
Formed contemporaneously with the deposition of the
sediment.
Tailings:
Finely ground rock of low residual value from which
valuable minerals have been extracted.
Tailings dam (slimes dam):
Dam facilities designed to store
discarded tailings.
Tonne:
Used in metric statistics. Equal to 1,000 kilograms.
Ton:
Used in imperial statistics. Equal to 2,000 pounds. Referred to as a short ton.
Tonnage:
Quantity of material measured in tonnes or tons.
Waste:
Material that contains insufficient mineralisation for
consideration for future treatment and, as such, is discarded.
Yield:
The amount of valuable mineral or metal recovered from each
unit mass of ore expressed as ounces per short ton or grams per metric tonne.
Zinc precipitation:
Zinc precipitation is the chemical reaction using
zinc dust that converts gold in solution to a solid form for smelting into unrefined gold bars.
Financial terms
Adjusted gross margin:
Adjusted gross profit (loss) divided by gold
sales including realised non-hedge derivatives.
Adjusted gross profit (loss):
Gross profit (loss) excluding
unrealised non-hedge derivatives and other commodity contracts.
Adjusted headline earnings:
Headline earnings excluding unrealised
non-hedge derivatives, fair value adjustments on the option component of the convertible bond, fair value gain (loss) on interest rate swap, adjustments to other commodity contracts and deferred tax thereon.
Average number of employees:
The monthly average number of
production and non-production employees and contractors
employed during the year, where contractors are defined as
individuals who have entered into a fixed-term contract of
employment with a group company or subsidiary. Employee
numbers of joint ventures represents the group’s attributable share.
Capital expenditure:
Total capital expenditure on tangible assets
which includes stay-in-business and project capital.
Cash gross margin:
Cash gross profit (loss) divided by gold sales
including realised non-hedge derivatives.
Cash gross profit (loss):
Adjusted gross profit (loss) plus
amortisation of tangible and intangible assets less non-cash revenues.

Glossary of terms – Financial
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Discontinued operation:
A component of an entity that, pursuant to
a single plan, has been disposed of or abandoned or is classified as held-for-sale until conditions precedent to the sale have been fulfilled.
EBITDA:
Operating profit (loss) before amortisation of tangible and
intangible assets, impairment of tangible and intangible assets, profit
(loss) on disposal of assets and investments and unrealised non-
hedge derivatives, plus the share of associates’ EBITDA.
Effective tax rate:
Current and deferred taxation as a percentage
of profit before taxation.
Equity:
Shareholders' equity adjusted for other comprehensive
income, actuarial gain (loss) and deferred taxation. Where average equity is referred to, this is calculated by averaging the figures at the beginning and the end of the financial year.
Free cash flow:
Net cash inflow from operating activities less stay-
in-business capital expenditure.
Gross margin %:
Adjusted gross profit (loss) as a percentage
of gold income including realised non-hedge derivatives.
Interest cover:
EBITDA divided by finance costs and unwinding
of obligations.
Monetary asset:
An asset which will be settled in a fixed or easily
determinable amount of money.
Net asset value per share:
Total equity per the balance sheet
divided by the shares in issue.
Net capital employed:
Equity as defined above plus minority
interests and interest-bearing borrowings, less cash and cash equivalents and other cash investments. Where average net capital employed is referred to, this is the average of the figures at the beginning and the end of the financial year.
Net debt:
Borrowings less cash and cash equivalents and other
cash investments.
Net operating assets:
Tangible assets, current and non-current
portion of inventories, current and non-current trade and other receivables (excluding recoverable tax, rebates, levies and duties), less current and non-current trade and other payables and deferred income
(excluding unearned premiums on normal sale extended contracts).
Net tangible asset value per share:
Total equity per balance sheet
less intangible assets, divided by the number of ordinary shares in issue.
Non-hedge derivative and other commodity contract gain
(loss):
Derivatives that are neither designated as meeting the normal sale exemption under IAS39, nor designated as cash flow hedges and other commodity contracts.
Normal purchase normal sale (NPNS) exemption:
Hedge
contracts designated as meeting the exemption criteria under IAS 39.
Price received ($/oz and R/kg):
Attributable gold income including
realised non-hedge derivatives divided by attributable
ounces/kilograms sold.
Realised non-hedge derivatives:
Represents the current year
income statement effect of non-hedge derivatives that were settled during the current year.
Region:
Defines the operational management divisions within
AngloGold Ashanti and these are South Africa, Argentina, Australia,
Brazil, Ghana, Guinea, Mali, Namibia, Tanzania and United States
of America.

AngloGold Ashanti
_Annual Financial Statements 2006_Page 323
Related party:
Parties are considered related if one party has the
ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.
Return on equity:
Adjusted headline earnings expressed as a
percentage of the average equity, adjusted for the timing of acquisitions and disposals.
Return on net capital:
Adjusted headline earnings before finance
costs and unwinding of decommissioning and restoration obligations expressed as a percentage of average net capital employed,
adjusted for the timing of acquisitions and disposals.
Significant influence:
The ability, directly or indirectly, to participate
in, but not exercise control over, the financial and operating policy decision of an entity so as to obtain economic benefit from its activities.
Total cash costs:
Total cash costs include site costs for all mining,
processing and administration, reduced by contributions from by-
products and are inclusive of royalties and production taxes.
Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded.
Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.
Total production costs:
Total cash costs plus amortisation,
retrenchment, rehabilitation and other non-cash costs. Corporate administration and exploration costs are excluded. Total production costs per ounce are the attributable total production costs divided by the attributable ounces of gold produced.
Unrealised non-hedge derivatives and other commodity
contracts:
This represents the change in fair value, including
translation differences, of all open non-hedge derivative positions and adjustments to other commodity contracts from the previous reporting date to the current reporting date.
Weighted average number of ordinary shares:
The number of
ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group, and increased by share options that is virtually certain to be exercised.

Abbreviations
Page 324_AngloGold Ashanti_Annual Financial Statements 2006
$
United States dollars
A$
Australian dollars
ADS
American Depositary Share
ADR
American Depositary Receipt
ARS
Argentinian peso
ASX
Australian Stock Exchange
BRL
Brazilian real
bn
Billion
capex
Capital expenditure
CDI
Chess Depositary Interests
CHF
Swiss francs
CLR
Carbon Leader Reef
FCFA
Communauté Financiére Africaine Francs
FIFR
Fatal injury frequency rate per million hours worked
g
Grams
g/t
Grams per tonne
g/TEC
Grams per total employee costed
GHC
Ghanaian cedi
GhDS
Ghanaian Depositary Share
GSE
Ghana Stock Exchange
JORC
Australasian Code for Reporting of Mineral
Resources and Ore Reserves
JIBAR
Johannesburg interbank agreed rate
JSE
JSE Limited
King Code
South African King Code on Corporate
Governance, 2002
kg
Kilograms
LSE
London Stock Exchange
LIBOR
London interbank offer rate
LOM
Life of mine
LTIFR
Lost-time injury frequency rate per million hours
worked
(1)
m2/TEC
Square metres per total employee costed
M or m
Metre or million, depending on the context
Moz
Million ounces
Mt
Million tonnes or tons
Mtpa
Million tonnes/tons per annum
N$
Namibian dollars
NOSA
National Occupational Safety Association
NYSE
New York Stock Exchange
oz
Ounces (troy)
oz/t
Ounces per ton
R or ZAR
South African rands
RIFR
Reportable injury frequency rate per million hours
worked
SAMREC
South African Code for the Reporting of Mineral
Resources and Mineral Reserves
SEC
United States Securities and Exchange
Commission
SRP
South African Securities Regulation Panel
SOX
Sarbanes-Oxley Act of 2002
t
Tons (short) or tonnes (metric)
tpm
Tonnes/tons per month
tpa
Tonnes/tons per annum
tpd
Tonnes/tons per day
VCR
Ventersdorp Contact Reef
VCT
Voluntary counselling and testing
(1)
Note that AngloGold Ashanti utilises the strictest definition in reporting Lost Time Injuries in that it includes all Disabling Injuries (where an individual is unable to return to his place of regular work the next calendar day after the injury) and Restricted Work Cases (where the individual may be at work, but unable to perform full or regular duties on the next calendar day after the injury) within this definition.

AngloGold Ashanti
_Annual Financial Statements 2006_Page 325
Stock exchange listings
The primary listing of the company's ordinary shares is on the JSE Limited (JSE). Its ordinary shares are also listed on stock exchanges in
London, Paris and Ghana, as well as being quoted in Brussels in the form of International Depositary Receipts (IDRs), in New York in the form of American Depositary Shares (ADSs), in Australia, in the form of Clearing House Electronic Subregister System Depositary Interests (CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).
Stock exchange information at 31 December
2006
2005
2004
2003
2002
JSE (Share code: ANG)
Rands per share:
Market price
– high
387.00
319.90
319.00
339.00          347.00
– low
247.00
187.00
192.05
191.00          200.00
– year end
329.99
314.00
199.01           313.99          290.50
Shares traded
– 000
131,476
88,946
102,811
88,025        117,543
London Stock Exchange (Share code: AGD)
Pounds per share:
Market price
– high
34.72
28.25
26.45
23.68           23.26
– low
17.50
11.00
14.77
16.58             4.20
– year end
20.55
26.04
19.25
26.42           10.54
Shares traded
– 000
421
259
19,769
1,187           8,643
Euronext Paris (Share code: VA)
Euros per share:
Market price
– high
52.15
42.00
37.92
41.23          37.73
– low
28.00
24.18
24.90
24.10          18.78
– year end
35.40
41.29
26.60
38.00          33.00
Shares traded
– 000
1,209
855
1,552
841          1,917
Ghana Stock Exchange (Share code: AGA)
(listing commenced 27 April 2004)
Cedis per share:
Market price
– high
300,000
300,000
300,000
–               –
– low
300,000
300,000
300,000
–               –
– year end
300,000
300,000
300,000
–               –
Shares traded
– 000
1
–
14
–
–
Euronext Brussels (Share code: ANG)
Euros per IDR:
Market price
– high
51.00
41.30
37.78
40.50         37.50
– low
28.10
24.50
25.00
24.10         32.00
– year end
36.00
41.30
27.00
36.55         32.05
IDRs traded
– 000
1,028
711
477
973         3,138
Each IDR is equal to one ordinary share
New York Stock Exchange (Share code: AU)
US dollars per ADS:
Market price
– high
62.20
49.88
48.25
49.95         35.33
– low
35.58
30.50
29.91
32.80         17.62
– year end
47.09
49.33
36.35
46.70         34.26
ADSs traded
– 000
348,040
191,698
225,286
249,791      210,933
Each ADS is equal to one ordinary share
Australian Stock Exchange (Share code: AGG)
Australian dollars per CDI:
Market price
– high
16.40
13.60
12.60
13.55         12.00
– low
9.75
7.95
8.60
8.61           7.00
– year end
11.90
13.40
9.40
12.80         12.00
CDIs traded
– 000
5,424
13,691
875
12,788         6,758
Each CDI is equal to one-fifth of one ordinary share
Ghana Stock Exchange (Share code: AADS)
(listing commenced 27 April 2004)
Cedis per GhDS:
Market price
– high
3,101
3,006
3,006
–             –
– low
3,000
5,000
3,000
–             –
– year end
3,101
3,000
3,006
–             –
GhDSs traded
– 000
3,019
20
62
–             –
Each GhDS is equal to one-hundredth of one ordinary share
Shareholders’ information

Page 326_AngloGold Ashanti
_Annual Financial Statements 2006
Major shareholders
According to information available to the directors, the following are the only shareholders beneficially holding, directly or indirectly, in excess of 5% of the ordinary share capital of the company:
Ordinary shares held
31 January 2007
31 December 2006
31 December 2005
Number                   %
Number                   %
Number                  %
Anglo American plc (AA plc)
115,102,929
41.67
115,102,929
41.67
134,788,099
50.88
The Bank of New York*
72,504,931
26.25
73,559,916
41.67
48,702,313
18.38
* Shares held through various custodians in respect of ADSs issued by the Bank.
In April 2006 AA plc sold $1 billion worth of ordinary shares it held in AngloGold Ashanti. On 21 February 2007, AA plc stated that it intends to reduce and ultimately to exit its gold company holdings and that it will continue to explore all available options to exit AngloGold Ashanti in an orderly manner.
Voting rights
The articles of association provide that every member present at a meeting in person or, in the case of a body corporate, represented, is entitled to one vote only on a show of hands. Upon a poll, members present or any duly appointed proxy shall have one vote for every share held. There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy.
Options granted in terms of share incentive schemes do not carry a right to vote.
Top 20 shareholders
The 20 largest holders of the ordinary share capital of the company as at 31 December 2006 were:
Ordinary shares held
Top 20 shareholders as at 31 December 2006
Number
%
Anglo American plc (Main Holdings and other related funds)
115,246,230
43.58
Bank of New York Unrestricted Depositary Receipts
52,979,776
20.03
JP Morgan Chase (Custodian)
12,705,393
4.80
Bank of New York (Custodian)
11,466,616
4.34
ANZ Nominees Limited
11,140,663
4.21
Government of Ghana
9,031,650
3.41
Public Investment Corporation
5,732,659
2.17
Old Mutual Group
4,259,424
1.61
Sanlam
4,026,619
1.52
Soges Fiducem SA
3,015,166
1.14
State Street Bank & Trust Co (Custodian)
2,683,280
1.01
Investors Bank & Trust Company (Custodian)
2,278,859
0.86
Citibank (Custodian)
2,088,625
0.79
Northern Trust (Custodian)
1,959,154
0.74
National Nominees Limited
1,951,582
0.74
Liberty Group
1,457,277
0.55
Euroclear SA
1,440,034
0.54
Engineering Industries Pension Fund
1,329,001
0.50
Mellon Bank (Custodian)
1,208,368
0.46
HSBC International Trustee Ltd
965,589
0.37
The above list of shareholders may not necessarily reflect the beneficial shareholders.
Shareholders’ information cont.

AngloGold Ashanti
_Annual Financial Statements 2006_Page 327
Analysis of ordinary shareholdings at 31 December 2006
Number of
% of total
Number of
% of shares
Size of shareholding
shareholders
shareholders
shares
issued
1
–
100                                                                                8,939
46.44
476,529
0.18
101
–
500                                                                                7,129
37.03
1,674,136
0.63
501
–
1,000                                                                                1,383
7.18
1,013,177
0.38
1,001
–
5,000                                                                                1,168
6.07
2,494,575
0.94
5,001
–
10,000                                                                                  196
1.02
1,395,472
0.53
10,001
– 100,000                                                                                    342
1.78
9,728,938
3.68
Over 100,000
93
0.48
247,689,866
93.65
Total
19,250
100.00
264,472,694
100.00
Shareholder spread
as at 31 December 2006
Pursuant to the Listings Requirements of the JSE, with the best knowledge of the directors and after reasonable enquiry, the spread of shareholders was as follows:
Number %
of
Number
Class
of shares
shares issued
of holders
%
Ordinary shares
Non-public shareholders:
16
0.08
143,904,254
54.41
Directors and Associates of the company holdings
9
0.05
64,627
0.02
Strategic Holdings (more than 10%)
2
0.01
143,819,749
54.38
Pension Fund
2
0.01
11,860
0.00
Share Trusts
3
0.02
8,018
0.00
Public shareholders
19,234
99.92
120,568,440
45.59
Total
19,250
100.00
264,472,694
100.00
A
redeemable preference shares
}
All shares are held by a wholly-owned subsidiary company
B
redeemable preference shares

Page 328_AngloGold Ashanti
_Annual Financial Statements 2006
Shareholders’ diary
Financial year-end
31 December 2006
Annual financial statements
posting on or about
26 March 2006
Annual general meeting
11:00 SA time
4 May 2007
Quarterly reports
Released on or about
– Quarter ended 31 March 2007
5 May 2007
– Quarter ended 30 June 2007
31 July 2007
– Quarter ended 30 September 2007
1 November 2007
– Quarter ended 31 December 2007
*1 February 2008
Dividends
Last date
to trade
Date                      ordinary
Payment
Payment
dividend
shares
date to
date to
Dividend number
declared
cum dividend
shareholders
ADS holders
Final – number 101
12 February 2007
2 March 2007
16 March 2007
26 March 2007
Interim – number 102
30 July 2007*
17 August 2007*
31 August 2007*
10 September 2007*
Final – number 103
31 January 2008*
15 February 2008*
29 February 2008*
10 March 2008*
* Approximate dates.
Shareholders’ information cont.

AngloGold Ashanti Limited
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
LSE: AGD
NYSE: AU
ASX:
AGG
GSE (Shares): AGA
GSE (GhDS): AADA
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor: UBS
Auditors:
Ernst & Young
Registered
Auditors Inc.
Offices
Registered and Corporate
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
Directors
Executive
RM Godsell (Chief Executive Officer)
R Carvalho Silva §
NF Nicolau
S Venkatakrishnan *
Non-Executive
RP Edey * (Chairman)
Dr TJ Motlatsi (Deputy Chairman)
FB Arisman #
RE Bannerman ‡
Mrs E le R Bradley
CB Brayshaw
R Médori † (Alternate: P G Whitcutt)
JH Mensah ‡
WA Nairn (Alternate: A H Calver *)
Prof WL Nkuhlu
SM Pityana
SR Thompson *
AJ Trahar
* British
# American
‡ Ghanaian
† French
§ Brazilian
Officers
Managing Secretary:
Ms Y Z Simelane
Company Secretary: Ms L Eatwell
Contacts
South Africa
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com
Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail: mclements@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
AngloGold Ashanti annual report website
http://www.aga–reports.com
Company secretarial e-mail
companysecretary@AngloGoldAshanti.com
Share Registrars
South Africa
Computershare Investor Services 2004 (Pty)
Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 724 (in SA)
Fax: +27 11 688 5222
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119
Australia
Computershare Investor Services
Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited *
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975
* GhDS registrars
ADR Depositary
The Bank of New York (BoNY)
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free in
USA) or +1 212 815 3700 (outside USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
AngloGold Ashanti.
Telephone: +1-888-BNY-ADRS
The Annual Financial Statements 2006 is available in printed or CD format from the contacts whose details appear above or on the Internet at the above website address. In addition, AngloGold Ashanti must by no later than 30 June 2007 produce a Form 20-F (a report required by the Securities and Exchange Commission in the United States), copies of which will be available free of charge on EDGAR at www.sec.gov, or from the contacts detailed above.
Supplementary information on Mineral Resources, Ore Reserves and development, prepared on a business unit basis, is obtainable from the above sources as well as in PDF format on the AngloGold Ashanti website. Plans of the South Africa region underground workings are also available on request.
Administrative information

w w w . a n g l o g o l d a s h a n t i . c o m

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: March 29, 2007
By: /s/ L Eatwell
Name: Lynda Eatwell
Title:   Company Secretary